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07023369

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Castellum AB

*CURRENT ADDRESS Box 2269, SE-403
14 Gothenburg
Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

FILE NO. 82- 4683 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☒	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT: 5/9/07

CASTELLUM



In Borås, two warehouse and industrial properties with a total lettable area of 15,000 sq.m. were acquired in December 2005.

Year-end Report 2005

Year-end Report 2005

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Alingsås), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Mälardalen (Örebro, Västerås, Uppsala) and Western Småland (Värnamo, Jönköping, Växjö).

The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

- Rental income for 2005 amounted to SEKm 1,907 (1,856 previous year).
- Net income after tax for the year amounted to SEKm 1,294 (916), equivalent to SEK 31.56 (22.34) per share.
- Income from property management improved by 11% to SEKm 820 (741), equivalent to SEK 20.00 (18.07) per share.
- The Board proposes a dividend of SEK 10.50 (9.50) per share and a 4:1 share split, by which one old share is replaced by four new shares.

DATA PER SHARE

SEK	2005		2004		2003		2002		2001		2000
Income property management	20.00		18.07		16.29		15.10		13.20		10.62
Change		**+11%**		**+11%**		**+8%**		**+14%**		**+24%**	
Net income after tax	31.56		22.34		10.73		16.00		22.71		16.30
Change		**+41%**		**+108%**		**-33%**		**-30%**		**+39%**	
Dividend (for 2005 proposed)	10.50		9.50		8.50		7.50		6.50		5.50
Change		**+11%**		**+12%**		**+13%**		**+15%**		**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate porfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*

- *The objective is to report annual investments of at least SEKm 1,000 in properties with potential and sales of properties to which no further value can be added by management of at least SEKm 500 per year.*

- *The objective for the capital structure will be an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.*

- *The objective is to distribute at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding amounts previous year. For definitions see Castellum's website, www.castellum.se

Income from property management during the year, i.e. net income excluding changes in value and tax, amounted to SEKm 820 (741), equivalent to SEK 20.00 (18.07) per share. The improvement is 11% and has been achieved chiefly through a larger real estate portfolio and lower interest rate levels.

The fourth quarter 2005 is the 36th consecutive quarter showing growth since IPO in May 1997.

INCOME FROM PROPERTY MANAGEMENT PER SHARE



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
5,50
5,00
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
22,00
20,00
18,00
16,00
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
1997
1998
1999
2000
2001
2002
2003
2004
2005

During the year, chages in value on properties and derivatives amounted to, respectively, SEKm 932 (660) and SEKm –40 (–146). Net income for the year was SEKm 1,294 (916), equivalent to SEK 31.56 kr (22.34) per share.

Rental income

Group rental income amounted to SEKm 1,907 (1,856). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1,071 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 618 per sq.m. Rental levels have in principle remain unchanged compared with previous year.

Castellum has a good risk exposure in the commercial lease portfolio. The group has approx. 3,600 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

LEASE EXPIRY STRUCTURE

Term	No. of leases	Area thous. sq.m.	Lease value, SEKm	Percentage of value
Commercial				
2006	990	308	248	14%
2007	1 056	512	435	24%
2008	812	472	421	23%
2009	461	294	263	15%
2010	114	168	158	9%
2011+	127	277	264	15%
Total commercial	**3 560**	**2 031**	**1 789**	**100%**
Residential	638	45	44	
Parking spaces etc.	1 428	43	48	
Total	**5 626**	**2 119**	**1 881**	

The economic occupancy rate for office and retail properties were 88.2% and for warehouse and industrial properties 87.5%. The occupancy rate is lower than for the corresponding period previous year, but adjusted for acqusitions and sales it has in principle remain unchanged during 2005. The total annual rental value for vacant premises during the year amounted to approx. SEKm 276.

During the year over 670 new lease contracts were signed with a total annual value of SEKm 208 (163), while contracts terminated amounted to SEKm 162 (179). Net leasing (i.e. gross leasing minus contracts terminated for moving out) for the year were SEKm 46 (–16). Net leasing during the last quarter were SEKm –8 (–26). The negative net leasing is mainly referring to the Öresund region.

NET LEASING



Isolated quarter, SEKm
New leases
Terminations
Net leasing, rolling annual value
120
100
80
60
40
20
0
-20
-40
-60
-80
2000
2001
2002
2003
2004
2005

The positive trend in net leasing continues although terminations, as in previous years, were high during the fourth quarter. The level of demand and new leasing are contuinued good for both existing as well as potential customers on all markets where Castellum is present and for both warehouse/industrial and office/retial properties. Rental levels are expected to remain stable.

Regarding the real estate market the liquidity as well as the demand are continued very high. The combination of a large demand from both foreign and domestic investors, a limited supply and lower required yields has led to increasing real estate prices.

Property costs

Property costs amounted to SEKm 637 (628) corresponding to SEK 247 per sq.m. (255). The lower costs per square metre are mainly due to favourable weather conditions. Distribution among costs and types of properties are shown in the following table.

PROPERTY COSTS

SEK/sq.m.	Office/ Retail	Warehouse/ Industrial	Residential	Total
Operating expenses	174	96	229	136
Maintenance etc.	47	24	52	36
Ground rent	8	5	0	6
Real estate tax	44	10	30	28
Direct property costs	273	135	311	206
Leasing and property management (indirect)	–	–	–	41
Total	**273**	**135**	**311**	**247**
Previous year	*280*	*139*	*324*	*255*
Compared with previous year	*–2.5%*	*–2.9%*	*–4.0%*	*–2.6%*

Central administrative expenses

Central administrative expenses were SEKm 68 (69). This includes costs for a profit and share price related incentive programme for senior management of SEKm 12 (13).

Net financial items

Net financial items were SEKm –382 (–418). The average interest rate level during the period was 4.3% (4.9%). The lower interest rate level is an effect of lower market interest rates, that interst rate derivatives with an interest rate higher than the market interest rate have been closed and an increased share of short term fixed interest rates.

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would effect net financial items by SEKm 46 during the following year, equivalent to 6% of income from property management.

Change in value

During the year 25 properties (28) were sold for a total of SEKm 468 (494), which exceeded fair value by SEKm 71 (89) and the book value according to earlier accounting principles by SEKm 216 (190). The majority of the sales are residential properties being sold to tenant owners' associations.

Based on annual business plans an internal valuation of all properties using a 10 year cash flow-based model with an individual assessment for each property of both its future earnings capacity and the required yield is carried out at the year-end. The required yield, after deducting an assumed growth equal to the inflation, lies in the interval 5.8-8.3% for office/retail, 7.2-10.4% for warehouse/industrial and 4.7-5.5% for residential properties. Projects under way have been valued according to the same principles, but with dedution of remaining investments. Building permissions and land have been valued at an estimated market value per square metre.

In order to reflect the increase in prices seen on the real estate market assumptions of reduced market yields by 0.4 percentage units since the year end, of which 0.2 percentage units relates to the fourth quarter, have been made in the internal valuation. The valuation shows a fair value of SEKm 21,270, giving an unrealized change in value of SEKm 861, equivalent to approx. 4%.

In order to ensure the valuation, over 100 properties, representing 53% in terms of value, have been valued externally by Svefa AB. The properties were selected on the basis of the largest properties in terms of value, but also to reflect the composition of the real estate portfolio in terms of type and geographical location of the properties. Svefa's valuation of the selected properties amounted to SEKm 11,532, within an uncertainty range of +/– 5-10% on property level, depending on the property's type and location. Castellum's valuation of the same properties amounted to SEKm 11,379.

Castellum's average interest rate for funding was 3.5% at the end of the year. The average market interest rate for a new credit portfolio with the equivalent interest rate maturity structure is 3.1%. The difference is in part due to lower market interest rates since deal date, part due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is compared with a 2-year fixed interest term). Since the market interest rate is lower there is a sub value in the interest rate portfolio, which at the end of the year, was SEKm 233 (391). During the year interest rate derivatives to a value of SEKm –198 have been closed, giving a realized change in value of SEKm 14. Together with an unrealized change in value of SEKm –54 the total change in value was SEKm –40.

Tax

Due to the opportunity to make depreciations for tax purposes, deductions of investments deductible for tax purposes and to use tax loss carry forwards, there are in principle no paid tax costs. There is, however, a deferred tax cost of SEKm 417, referring to 28% of utilized tax loss carry forwards, the deferred taxation from depreciation for tax purposes and investments deductible for tax purposes, and changes in value.

When calculating the current tax consideration has been taken to assessed earlier claimed deductions for investments deductible for tax purposes, write-downs on shares in subsidiares and the subvalue on interest rate derivatives.

Investments deductable for tax purposes, write-downs on shares in subsidiaries and decreases in value on interest rate derivatives lead to lower current tax and corresponding higher deferred tax. Write-downs on shares gives a lower current tax without a corresponding higher deferred tax. As shown in the table below the remaining tax loss carry forward are calculated to SEKm 581. The properties fair value exceed their tax assessment value by SEKm 8,172.

TAX CALCULATION

SEKm	Basis current tax	Basis deferred tax
Income before tax	1 712	–
Deductions for tax purposes depreciation	– 373	373
investments	– 154	154
Difference fiscal and book value on properties sold	173	–173
Non taxable changes in value on properties	– 861	861
Other tax allowances	5	– 5
Taxable income from operations	502	1 210
Tax loss carry forwards, opening balance	– 52	52
Deductions for tax purposes investments, previous assessments	– 306	306
interest derivatives, previous assessments	– 391	391
write-downs on shares	– 330	117
other	–1	–6
Tax loss carry forwards, closing balance	581	– 581
Taxable income	**3**	**1 489**
Of which 28% current/deferred tax	– 1	– 417

Accounting Principles

Beginning 2005, Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). The new accounting principles have significant effects in two areas – Investment Properties and Financial Instruments.

The investment properties are recorded at fair value in the balance sheet with unrealized changes in value in the income statement. This results in that depreciation and write-downs on properties disappear and that the term income from property sales changes to be the difference between the sales price and the latest valuation, i.e. a realized change in value.

Castellum manage interest rate risk on portfolio level and uses interest rate derivatives in order to achieve the desired interest rate maturity structure. An interest rate derivative is a financial instrument which is recorded at fair value in the balance sheet and, in the way Castellum manages interest rate risks, with changes in value in the income statement.

The effect of the new accounting principles on comparative figures are shown in the following tables.

INCOME STATEMENT - PREVIOUS / NEW PRINCIPLES

SEKm	2004 Oct-Dec	2004 Jan-Dec
Net income, previous accounting principles	110	586
Depreciation properties	36	134
Income from property sales	– 6	– 190
Properties realized change in value	– 2	89
Properties unrealized change in value	354	571
Drivatives unrealized change in value	– 86	– 146
Deferred tax 28% on above	– 83	– 128
Net income, new principles (IFRS)	**323**	**916**

SHAREHOLDERS' EQUITY - PREVIOUS / NEW PRINCIPLES

SEKm	2004 31 Dec	2003 31 Dec
Shareholders' equity, previous accounting principles	4 927	4 689
Properties - fair value	4 708	4 104
Derivatives - fair value	– 391	– 245
Deferred tax 28% on above	– 1 209	– 1 081
Shareholders' equity, new principles (IFRS)	**8 035**	**7 467**

Organisation

Castellum's strategy is to manage its properties in a decentralised and small-scale organisation with wholly owned local subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.

The subsidiaries' organisation

Each subsidiary has between 22-35 employees. A flat and customer oriented organisation, including the levels CEO, property manager and local facility manager, gives a short decision making process creating the preconditions for good customer service and efficient handling of business opportunities in the local markets.

The facilities managers have the most contact with the tenants, and are the natural representatives of the landlord.

Purchasing external services

In cases where external services are purchased, high demands are made on companies used in terms of quality, customer contact, service and environmental awareness.

The company possesses decentralised purchasing expertise for negotiations when implementing projects involving new construction, extension or refurbishment work. The Group does not have its own organisation for undertaking contracts.

Measuring and comparing

The subsidiaries are actively managed by means of the parent company measuring and comparing management efficiency and asset growth in the real estate portfolio. The companies can benefit from each other's experiences and methods, and specialist expertise can be made available to the whole organisation.

Castellum AB

The parent company takes part in decisions on major investments, acquisitions and sales of assets through involvement in the Board of each subsidiary. The parent company is also responsible for financing, the consolidated accounts, the provision of information, overall IT/IS strategies and personnel matters. The parent company has 13 employees.


Uppsala
Västerås
Örebro
Stockholm
Gothenburg
Mölndal
Borås
Jönköping
Värnamo
Växjö
Helsingborg
Malmö
Lund
Euroroads

CASTELLUM

Eklandia Fastighets AB	Harry Sjögren AB	BRIGGEN	BROSTADEN	ASPHOLMEN FASTIGHETER AB	Corallen
Central and northern Gothenburg	Southern Gothenburg, Mölndal and Borås	Malmö, Lund and Helsingborg	Stockholm's inner suburbs	Örebro, Uppsala and Västerås	Värnamo, Jönköping and Växjö



Real Estate Portfolio

Castellum's real estate portfolio at the end of the year totalled 494 properties (492) with a total rental value of SEKm 2,220 (2,130) and a fair value of SEKm 21,270 (19,449). The properties' total lettable area were 2,651,000 sq.m. (2,505,000). List of properties – see www.castellum.se.

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated workingareas with good communications and services. Castellum's eight remaining residential properties are located in central and attractive sites in Gothenburg and Helsingborg.

Investments and sales

During the year the following changes in the real estate portfolio have occurred.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2005	19 449	492
+ Acquisitions	760	27
+ Investments in existing properties	597	–
– Sales	– 397	– 25
+ Unrealized change in value	861	–
Real estate portfolio on 31 December, 2005	21 270	494

During the year investments totalling SEKm 1,357 (1,268) were made, of which SEKm 760 (848) were acquisitions and SEKm 597 (420) investments in existing properties. Of the total investments, SEKm 542 related to Greater Gothenburg, SEKm 290 to Mälardalen, SEKm 282 to the Öresund Region, SEKm 195 to Greater Stockholm and SEKm 48 to Western Småland.

INVESTMENTS


Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
Investments in existing properties
Acquisitions
800
700
600
500
400
300
200
100
0
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005

CASTELLUM'S REAL ESTATE PORTFOLIO 31-12-2005

	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/ sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	69	356	4 049	*11 363*	396	*1 111*	89.4%	354	96	*269*	258
Öresund Region	44	287	4 019	*13 983*	343	*1 192*	89.4%	306	78	*272*	228
Greater Stockholm	37	248	2 489	*10 048*	295	*1 191*	82.5%	243	78	*317*	165
Mälardalen	47	218	1 586	*7 296*	192	*882*	87.9%	169	52	*238*	117
Western Småland	35	186	1 446	*7 766*	162	*871*	92.9%	151	50	*266*	101
Total office/retail	**232**	**1 295**	**13 589**	***10 493***	**1 388**	***1 071***	**88.2%**	**1 223**	**354**	***273***	**869**
Warehouse/industrial											
Greater Gothenburg	82	468	2 625	*5 606*	294	*629*	92.2%	271	59	*127*	212
Öresund Region	39	275	1 523	*5 552*	169	*617*	84.3%	142	36	*133*	106
Greater Stockholm	31	194	1 093	*5 647*	146	*754*	84.2%	123	38	*197*	85
Mälardalen	36	148	623	*4 203*	88	*596*	86.7%	77	22	*145*	55
Western Småland	31	163	565	*3 458*	74	*451*	83.8%	62	13	*78*	49
Total warehouse/industrial	**219**	**1 248**	**6 429**	***5 153***	**771**	***618***	**87.5%**	**675**	**168**	***135***	**507**
Residential											
Gothenburg	6	8	105	*12 388*	8	*985*	99.8%	8	3	*366*	5
Helsingborg	2	17	240	*14 520*	18	*1 058*	99.4%	18	5	*283*	13
Total residential	**8**	**25**	**345**	***13 796***	**26**	***1 033***	**99.5%**	**26**	**8**	***311***	**18**
Total	**459**	**2 568**	**20 363**	***7 930***	**2 185**	***851***	**88.1%**	**1 924**	**530**	***206***	**1 394**
Leasing and property administration									106	*41*	– 106
Total after leasing and property administration									**636**	***247***	**1 288**
Development projects	8	83	535	–	35	–	–	20	12	–	8
Undeveloped land	27	–	372	–	–	–	–	–	–	–	–
Total	**494**	**2 651**	**21 270**	**–**	**2220**	**–**	**–**	**1 944**	**648**	**–**	**1 296**

The table above relates to the properties owned by Castellum at the end of the year and reflects the income and cots of the properties as if they had been owned during the whole year. The discrepancy between the net operating income of SEKm 1,296 accounted for above and the net operating income of SEKm 1,270 in the income statement is explained by the deduction of the net operating income of SEKm 11 on properties sold during the year, as well as the adjustment of the net operating income of SEKm 37 on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS



Office/Retail 64%
Warehouse/ Industrial 35%
Residential 1%

RENTAL VALUE BY REGION, EXCL. PROJECTS



Greater Gothenburg 32%
Greater Stockholm 20%
Mälardalen 13%
Öresund Region 24%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2005 Jan-Sept	2004 Jan-Dec
Rental value, SEK/sq.m.	851	859
Economic occupancy rate	88.1%	89.6%
Property costs, SEK/sq.m.	247	255
Net operating income, SEK/sq.m.	502	514
Fair value, SEK/sq.m.	7 930	7 706
Number of properties	494	492
Lettable area, thousand sq.m.	2 651	2 505

SEGMENT INFORMATION

	Rental income		Net operating income incl. properties'change in value	
	2005 Jan-Dec	2004 Jan-Dec	2005 Jan-Dec	2004 Jan-Dec
Greater Gothenburg	612	592	781	722
Öresund Region	478	472	634	668
Greater Stockholm	359	363	374	176
Mälardalen	239	217	234	144
Western Småland	219	212	179	178
Total	**1 907**	**1 856**	**2 202**	**1 888**



Financing

FINANCING 31-12-2005



Shareholders' equity SEKm 8 940 (42%)
Deferred tax liabilities SEKm 2 126 (10%)
Derivatives SEKm 233 (1%)
Interest bearing liabilities SEKm 9 396 (44%)
Non interest-bearing liabilities SEKm 683 (3%)

Shareholders' equity

Shareholders' equity was SEKm 8,940 (8,035), representing an equity/assets ratio of 42% (41%). The proposed dividend will reduce shareholders's equity by SEKm 430.

In order to regulate the company's capital structure the company can repurchase 2.3 million own shares in addition to the 2 million shares which were repurchased earlier.

Interest-bearing liabilities

As of 31 December 2005 Castellum had long term binding credit agreements totalling SEKm 10,956 (10,958), short term binding credit agreements totalling SEKm 422 (732) and a commercial paper programme of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,369 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 5 (7), net interest-bearing items were SEKm 9,391 (8,827). The average duration of Castellum's long term credit agreements as of 31 December was 6.1 years.

The average effective interest rate as of 31 December, 2005 was 3.5% (4.8%), which is 0.8 percentage units lower than the average interst rate level during the year. This lower interest rate is an effect of falling market interest rates, the closing of interest rate swaps, and of an increased share of short term fixed interest rates. The average fixed interest term on the same date was 2.7 years (2.4) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 12 months was 57% (36%). According to the Financial Policy, the average fixed interest term will be 1.5-3 years and the share of interest rate maturity during the next 12 months will be no more than 60%.

INTEREST RATE AND LOAN MATURITY STRUCTURE 31-12-2005

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0-1 year	5 385	2.3%	2 791	2 485
1-2 years	456	7.0%	6	6
2-3 years	350	4.7%	700	250
3-4 years	450	5.5%	1 000	350
4-5 years	150	5.2%	750	250
5-10 years	2 600	4.6%	8 500	6 050
Total	**9 391**	**3.5%**	**13 747**	**9 391**

Net Asset Value

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to the value range of +/– 5% used in property valuations which shall reflect the uncertainty that exists in the assumptions and calculations made. Further, the effective tax can be expected to be lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted.

In all this gives, with the assumption of a value range of +/– 5% on property level and with the assumption of a calculated effective tax rate of 10%, a net asset value in the range below.

NET ASSET VALUE	SEKm
Net asset value according to the balance sheet	8 940
Reversed 28% deferred tax	2 126
Uncertainty range -/+ 5% on properties	–/+ 1 064
Pre tax net asset value	10 002 - 12 130
SEK/share	*244 - 296*
Calculated deferred tax 10%	–653 - –866
Net asset value after 10% tax	9 349 - 11 264
SEK/share	*228 - 275*

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm 444 (133), of which SEKm 481 (205) was group contributions and anticipated dividend from subsidiaries and SEKm –40 (–146) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 9 (9).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,727 (3,727) and interest-bearing internal financing of the subsidiaries was SEKm 9,925 (9,699). Financing has chiefly been provided through shareholders' equity of SEKm 4,026 (3,769), of which SEKm 3,920 (3,663) is non-restricted equity, and external long-term liabilities of SEKm 9,387 (8,825).

Proposed dividend and share split

The Board intends to propose the Annual General Meeting a dividend of SEK 10.50 per share, which is an increase of 11% compared to the previous year. The dividend ratio is 73% of income from property mangement after deduction of 28% tax. As record day for dividend March 28, 2006 is proposed.

The Board also proposes a 4:1 share split, by which every old share is replaced by four new shares as the number of shares in Castellum increases from 43,001,677 to 172,006,708. Record day for the share split is planned to be April 27, 2006.

The Board will also propose the Annual General Meeting to decide on a renewed mandate for repurchase of the company's own shares and due to a new Companies Act and the share split, a new Articles of Association.

Nomination Committee proposal

The Nomination Committee has decided to propose re-election of Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Frejdin-Hellqvist, Mats Israelsson, Stig-Arne Larsson and Göran Lindén and new-election of Christer Jacobsson to the Board of Directors. Jan Kvarnström is proposed as Chairman of the Board of Directors.

Remuneration to the Board of Directors is proposed to SEK 1,600,000, of which SEK 400,000 to the Chairman and SEK 200,000 to each one of the other Directors.

Gothenburg January 26, 2006

Håkan Hellström
Chief Executive Officer

This Year-end Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2005 Oct-Dec	2004 Oct-Dec	2005 Jan-Dec	2004 Jan-Dec
Rental income	485	475	1 907	1 856
Operating expenses	– 99	– 95	– 353	– 342
Maintenance	– 24	– 28	– 93	– 97
Ground rent	– 4	– 4	– 16	– 16
Real estate tax	– 16	– 16	– 69	– 74
Leasing and property administration	– 29	– 25	– 106	– 99
Net operating income	**313**	**307**	**1 270**	**1 228**
Central administrative expenses	– 20	– 22	– 68	– 69
Net financial items	– 83	– 103	– 382	– 418
Income from property management	**210**	**182**	**820**	**741**
Changes in value				
Properties, realized	0	– 2	71	89
Properties, unrealized	389	354	861	571
Derivatives, realized	5	–	14	–
Derivatives, unrealized	80	– 86	– 54	– 146
Income before tax	**684**	**448**	**1 712**	**1 255**
Current tax	– 4	18	– 1	– 5
Deferred tax	– 129	– 143	– 417	– 334
Net income for the period/year	**551**	**323**	**1 294**	**916**

DATA PER SHARE (since there is no potential common stock, there is no effect of dilution)

	2005 Oct-Dec	2004 Oct-Dec	2005 Jan-Dec	2004 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	13.44	7.88	31.56	22.34
Income from property management, SEK	5.12	4.44	20.00	18.07
Outstanding number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Fair value of properties, SEK	519	474	519	474
Shareholders' equity, SEK	218	196	218	196

FINANCIAL KEY RATIOS

	2005 Oct-Dec	2004 Oct-Dec	2005 Jan-Dec	2004 Jan-Dec
Net operating income margin	65%	65%	67%	66%
Interest coverage ratio	353%	277%	315%	277%
Return on equity	11.6%	9.1%	15.2%	11.8%
Return on total capital	7.4%	7.7%	10.4%	9.6%
Investments, SEKm	446	182	1 357	1 268
Sales, SEKm	0	44	468	494
Equity/assets ratio	42%	41%	42%	41%

BALANCE SHEET

SEKm	2005 31 Dec	2004 31 Dec
Assets		
Investments properties	21 270	19 449
Other fixed assets	14	9
Current receivables	89	85
Cash and bank	5	7
Total assets	**21 378**	**19 550**
Shareholders' equity and liabilities		
Shareholders' equity	8 940	8 035
Deferred tax liability	2 126	1 659
Longterm interest-bearing liabilities	9 396	8 834
Derivatives	233	391
Non-interest-bearing liabilities	683	631
Total shareholders' equity and liabilities	**21 378**	**19 550**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Restricted reserves	Non-restricted equity	Total equity
Shareholders' equity 31-12-2003	*41 000*	**86**	**20**	**4 583**	**4 689**
Change of accounting principles - IFRS	–	–	–	2 778	2 778
Dividend (SEK 8.50 per share)	–	–	–	– 348	– 348
Net income for the year	–	–	–	916	916
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend (SEK 9.50 per share)	–	–	–	– 389	– 389
Net income for the year	–	–	–	1 294	1 294
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**

CASH FLOW STATEMENT

SEKm	2005 Jan-Dec	2004 Jan-Dec
Net operating income	1 270	1 228
Central administrative expenses	– 68	– 69
Reversed depreciations	5	4
Net financial items paid	– 446	– 403
Tax paid on income from property management	– 1	–
Cash flow from operating activity before change in working capital	**760**	**760**
Change in current receivables	– 32	80
Change in current liabilities	42	14
Cash flow from operating activities	**770**	**854**
Investments in existing properties	– 597	– 420
Property aquisitions	– 710	– 811
Change in liabilities at acquisitions of property	74	– 14
Property sales	468	488
Change in receivables at sales of property	30	– 8
Other net investment	– 12	– 3
Cash flow from investment activities	**– 747**	**– 768**
Change in longterm liabilities	562	236
Closing derivatives	– 198	–
Dividend paid	– 389	– 348
Cash flow from financing activities	**– 25**	**– 112**
Cash flow for the year	**– 2**	**– 26**
Cash and bank, opening balance	7	33
Cash and bank, closing balance	**5**	**7**

The Castellum Share

The Castellum share is listed on Stockholmsbörsen's (Stockholm Exchange) O-list, Attract 40. At the end of the year the company had about 7,900 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS ON 31-12-2005

Shareholder	Number of shares thousand	Percentage of voting rights and capital
Szombatfalvy, Laszlo	2 500	6.1%
AFA Sjukförsäkrings AB	1 781	4.4%
Fjärde AP-fonden	1 030	2.5%
AMF, Pensionsförsäkrings AB	708	1.7%
FSO, Försäkringsföreningen	698	1.7%
Roburs Aktiefond Realinvest	662	1.6%
Tredje AP-fonden	651	1.6%
AFA TFA Försäkrings AB	541	1.3%
Societe Generale Dep Des Services	504	1.2%
Svenskt Näringsliv	340	0.8%
Other shareholders registered in Sweden	12 560	30.7%
Shareholders registered abroad	19 025	46.4%
Total outstanding shares	41 000	100.0%
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (eg. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-12-2005


USA 16%
Great Britain 8%
Luxembourg 6%
The Netherlands 4%
Other 12%
Sweden 54%
Of which
Funds, insurance comp etc. 22%
Private persons, private comp 24%
AP-funds 5%
Trusts, associations etc. 3%

The Castellum share price as at 31 December, 2005 was SEK 286 equivalent to a market capitalization of SEK 11.7 billion, calculated on the number of outstanding shares.

During 2005 the turnover was 23.3 million shares, equivalent to an average of 92,000 per day, corresponding on an annual basis to a turnover rate of 57%.

During the last 12-month period the total yield of the Castellum share has been 24.2%, including dividend of SEK 9.50. Since IPO on 23 May, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 24.5% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	2005	On average per year May 1997-Dec 2005
The Castellum share	+24.2%	+24.5%
Stockholm Stock Exchange (SIX)	+36.3%	+9.2%
Real Estate Index Sweden (EPRA)	+40.2%	+19.6%
Real Estate Index Europe (EPRA)	+25.8%	+14.3%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO 23 MAY, 1997 UNTIL 20 JANUARY, 2006


Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Castellum share price
Castellum share price incl dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Turnover per month

MULTI YEAR SUMMARY

	2005	2004	2003	2002	2001	2000	1999	1998	1997
Income Statement, SEKm									
Rental income	1 907	1 856	1 758	1 684	1 571	1 435	1 256	1 200	1 131
Property costs	–637	–628	–595	–560	–549	–518	–499	–518	–534
Net operating income	1 270	1 228	1 163	1 124	1 022	917	757	682	597
Central administrative expenses	–68	–69	–67	–63	–67	–62	–56	–58	–53
Net financial items	–382	–418	–428	–442	–414	–360	–271	–271	–234
Income from property management	**820**	**741**	**668**	**619**	**541**	**495**	**430**	**353**	**310**
Changes in value									
Properties, realized	71	89	61	92	22	71	109*	89*	64*
Properties, unrealized	861	571	–104	159	664	597	–*	–*	–*
Derivatives, realized	14	–	–	–	–	–	–*	–*	–*
Derivatives, unrealized	–54	–146	–13	–168	42	–114	–*	–*	–*
Depreciation, items affecting comparability etc	–	–	–	–	–	–12	–84*	–78*	–83*
Current tax	–1	–5	–1	–2	–	–1	–	–1	–
Deferred tax	–417	–334	–171	–44	–338	–276	–127*	–101*	–81*
Net income for the year	**1 294**	**916**	**440**	**656**	**931**	**760**	**328***	**262***	**210***
Balance Sheet, SEKm									
Investments properties	21 270	19 449	18 015	17 348	16 551	14 759	13 337	8 695*	8 586*
Other fixed assets	103	94	167	172	394	118	184	767	710
Cash and bank	5	7	33	20	20	11	96	100	116
Total assets	**21 378**	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**	**13 617**	**9 562**	**9 412**
Shareholders' equity	8 940	8 035	7 467	7 334	6 946	6 240	6 604	4 263*	4 182*
Interest-bearing liabilities	9 396	8 834	8 598	8 264	8 254	7 245	5 670	4 765	4 795
Deferred tax liability	2 126	1 659	1 294	1 124	1 081	743	468	–*	–*
Derivatives	233	391	245	232	64	106	–	–*	–*
Non-interest-bearing liabilities	683	631	611	586	620	554	875	534	435
Total shareholders' equity and liabilities	**21 378**	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**	**13 617**	**9 562**	**9 412**
Financial key ratios									
Income from property management, SEKm	820	741	668	619	541	495	430	353	310
Net operating income margin	67%	66%	66%	67%	65%	64%	60%	57%	53%
Average interest rate	4.3%	4.9%	5.4%	5.7%	5.8%	5.9%	5.8%	6.3%	6.2%
Interest coverage ratio	315%	277%	256%	240%	231%	238%	259%	230%	232%
Return on equity	15.2%	11.8%	5.9%	9.2%	14.1%	11.8%	7.6%*	6.2%*	5.1%*
Return on total capital	10.4%	9.6%	5.9%	7.6%	10.3%	10.6%	7.1%*	6.7%*	5.7%*
Investments in properties, SEKm	1 357	1 268	1 108	1 050	1 741	1 352	1 993	712	867
Sales, SEKm	468	494	397	503	635	598	425	571	339
Equity/assets ratio	42%	41%	41%	42%	41%	42%	48%	45%*	44%*
Data per share *(since there are no potential common stock, there is no effect of dilution)*									
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*46 628*	*50 000*	*50 000*	*50 000*
Earnings after tax, SEK	31.56	22.34	10.73	16.00	22.71	16.30	6.56*	5.24*	4.20*
Income from property management, SEK	20.00	18.07	16.29	15.10	13.20	10.62	8.60	7.06	6.20
Number of outstanding shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*50 000*	*50 000*	*50 000*
Dividend, SEK (2005 proposed)	10.50	9.50	8.50	7.50	6.50	5.50	4.50	3.50	2.75
Dividend ratio	73%	73%	72%	69%	68%	72%	73%	69%	62%
Fair value of properties, SEK	519	474	439	423	404	360	267	174*	172*
Shareholders' equity, SEK	218	196	182	179	169	152	132	85*	84*

* Since valuations for 1997-1998 have not previously been disclosed, no adjustments have been made for new the accounting principles.

CALENDAR

The Annual Report for 2005 will be kept on view in Castellum's head office and on Castellum's website from around February 7th, 2006. The printed Annual Report will be distributed by post to the shareholders in the end of February 2006.

The English version of the Annual Report will be kept on view in Castellum's head office and on Castellum's website from the beginning of March 2006.

Annual General Meeting	23 March, 2006 at 5pm
(The Stenhammar Room, the Gothenburg Concert Hall, Götaplatsen in Gothenburg. Entrance will be open from 4pm.)	
Interim Report January-March 2006	19 April, 2006
Half-year Report January-June 2006	18 July, 2006
Interim Report January-September 2006	18 October, 2006
Year-end Report 2006	24 January, 2007
Annual General Meeting	22 March, 2007

For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00 or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

All photos in this Year-end Report show the properties Snödroppen 8 and Cedern 9 in Borås, which were acquired in December 2005.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1, Box 3158, SE-200 22 Malmö
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14, Box 5013, SE-121 05 Johanneshov
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3, Box 148, SE-331 21 Värnamo
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12, Box 8725, SE-402 75 Gothenburg
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Org nr 556475-5550

CASTELLUM

PRESS RELEASE 2/2005

Gothenburg, January 27, 2005

Castellum proposes an increased dividend of SEK 9.50

- **Rental income for 2004 amounted to SEKm 1,856 (1,758).**
- **Net income after tax for the year amounted to SEKm 586 (526) equivalent to SEK 14.29 (12.83) per share.**
- **Income from property management per share improved by 12% to SEKm 609 (545) equivalent to SEK 14.85 (13.29) per share.**
- **The Board proposes an increased dividend of SEK 9.50 (8.50) per share.**

Net income from property management during the year, i.e. net income excluding capital gains from property sales, write downs and tax, amounted to SEKm 609 (545), equivalent to SEK 14.85 (13.29) per share. The improvement of 12% has been achieved mainly through lower interest rate levels. Cash flow from property management totalled SEKm 745 (672), equivalent to SEK 18.17 (16.39) per share – an improvement of 11% compared with previous year.

During 2004, 28 (24) properties were sold for a total of SEKm 494 (397), with a capital gain of SEKm 190 (180). Castellum's net income after tax for the year was SEKm 586 (526), equivalent to SEK 14.29 (12.83) per share.

Acquisitions and investments during 2004 amounted to SEKm 1,268 compared with SEKm 1,108 during 2003.

The property valuation at the year-end indicates an increase in Castellum's portfolio of approx. 3%. Net asset value before tax may be calculated to SEKm 10,085, equivalent to SEK 246 per share, while the net asset value after a 28% tax deduction may be calculated to SEKm 8,317, equivalent to SEK 203 per share.

"I'm very pleased with the net income for the year 2004 and that all our overall objectives were achieved" comments Castellum's CEO, Lars-Erik Jansson. "I estimate that the demand for premises in our submarkets has reached the bottom. Rental levels have been relatively stable, yet there is a continued high pace of change in the business environment, resulting in terminations which implied a negative net leasing for the year", adds Lars-Erik Jansson

At today's meeting, the Board of Directors decided to propose to the Annual General Meeting a dividend of SEK 9.50 per share and Wednesday, March 30, 2005 as record day for dividend. The Board also decided to propose that the AGM would re-authorize the Board to decide on purchase and transfer of own shares.

The Board of Castellum AB has decided that the current incentive programme for the management and other senior executives shall be extended on essentially unchanged conditions. The programme, which includes nine people in all lasts for three years and consists of one part based on the development of the share price as well as one part based on the earnings trend of the company. Any bonus payable will be paid out as salary and at least half of the net pay shall be used for purchase of Castellum shares.

Enclosure: Year-end Report 2004

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 15 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

Office translation

RECEIVED

2007 MAR 21 A 10:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summons to the Annual General Meeting of Shareholders in

CASTELLUM

The shareholders of Castellum AB (publ) are hereby summoned to the annual general meeting of shareholders to be held on Thursday 22 March 2007, at 5 pm in the Gothenburg Concert Hall, Stenhammarsalen, Götaplatsen, Göteborg. The entrance opens at 4 pm.

Notification etc

Shareholders wishing to attend the annual general meeting must be registered as shareholders in the share register kept by the Swedish Companies Registration Office (VPC AB) by Friday, 16 March 2007 and must also have notified their attendance to the company no later than 4 pm on Friday, 16 March 2007.

Notification of attendance at the annual general meeting can be made by post to Castellum AB (publ), Box 2269, 403 14, Göteborg, by phone +46 (0)31-60 74 00, by fax +46 (0)31-13 17 55, by e-mail info@castellum.se, or by filling out a notification form on www.castellum.se. The notification must state name/business name, social security number/company registration number, address and telephone number.

Shareholders who own shares through a nominee must temporarily register such nominee shares in their own name in order to have the right to participate in the annual general meeting. Such registration must have been carried out at the Swedish Companies Registration Office (VPC AB) no later than Friday, 16 March 2007. Shareholders must, in good time before this date, instruct their nominees to effect such registration.

The annual accounts, the audit report, the Board of Director's statement regarding proposed distribution of profit to the shareholders and the complete proposals and statements regarding items 14, 15, 16 and 17 below, can be obtained from the company's office at Kaserntorget 5, Göteborg, and will be sent to shareholders upon request, provided the shareholder states a postal address. The above mentioned documents can also be obtained on the company's website www.castellum.se. and will be presented at the annual general meeting. The company's annual report will be sent to the company's shareholders around 20 February 2007.

Items

1. Election of Chairman of the meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of one or two persons to verify the minutes.

5. Consideration of whether or not the meeting has been duly convened.

6. Presentation of the annual accounts and the audit report as well as the group accounts and the group audit report. Presentation by the Chairman of the Board of Directors and the Chief Executive Officer.

7. Resolution regarding the adoption of the profit and loss account ant the balance sheet as well as the consolidated profit and loss account and the consolidated balance sheet.

8. Resolution regarding the allocation of the company's profit in accordance with the adopted balance sheet.

9. Resolution regarding discharge from liability towards the company in respect of the members of the Board of Directors and the Managing Director.

10. The Election Committee's report on its work.

11. Resolution regarding the number of members of the Board of Directors and the number of auditors and deputy auditors.

12. Resolution regarding remuneration to the members of the Board of Directors and to the auditors.

13. Election of members of the Board of Directors and Chairman of the Board of Directors and election of auditors and deputy auditor.

14. Resolution regarding the setting up of an election committee for the next annual general meeting.

15. Resolution regarding guidelines for remuneration to members of the executive management of the company.

16. Resolution regarding an incentive program for members of the executive management of the company.

17. Resolution regarding authorization for the Board of the Directors to resolve to acquire and transfer the company's own shares.

Proposals for Resolution

Item 1
The Election Committee proposes Mr. Claes Beyer to preside as Chairman of the meeting.

Item 8
The Board of Director's proposes a distribution of SEK 2,85 per share and Tuesday, 27 March, 2007 as the record day for distribution, which means that the last trading day for shares including distribution will be Thursday, 22 March 2007.

Items 11, 12 and 13

An Election Committee has, in accordance with the resolution taken by the shareholders at the annual general meeting of 2006, been established consisting of Mr. Lars Öhrstedt representing AFA Försäkring, Mr. László Szombatfalvy, Ms Åsa Nisell representing Swedbank Robur and Mr. Jan Kvarnström, Chairman of the Board of Directors. The Chairman of the Election Committee is Mr. Lars Öhrstedt.

The Election Committee has made the following proposals.

(a) The Board of Directors should consist of seven members.

(b) The current level of remuneration to the members of the Board of Directors should remain unaltered, SEK 1,600,000, out of which SEK 400,000 should be allocated to the Chairman of the Board of Directors and SEK 200,000 to each of the remaining members of the Board of Directors. The amounts include compensation for committee work.

(c) Mr. Jan Kvarnström, Mrs. Marianne Dicander Alexandersson, Mrs. Ulla-Britt Fräjdin-Hellqvist, Mr. Christer Jacobson and Mr. Göran Lindén should be re-elected as members of the Board of Directors. Mr. Per Berggren and Mr. Mats Wäppling should be elected new members of the Board of Directors. Mr. Jan Kvarnström should be re-elected as Chairman of the Board of Directors. Mr. Mats Israelsson and Mr. Stig-Arne Larsson have declined being re-elected as members of the Board of Directors.

Mr. Berggren was born in 1959 and he is currently the managing director of Jernhusen AB. Mr. Berggren holds an economics- and technical degree from the University of Stockholm and KTH and has previously been active as area manager in Fabege AB, managing director of Drott Kontor AB and real estate manager of Skanska Fastigheter Stockholm AB.

Mr. Wäppling was born in 1956 and he is currently the managing director of SWECO AB. Mr. Wäppling holds a civil engineer degree at KTH and has previously been active as deputy managing director of NCC AB, manager of NCC Property Development and deputy managing director of and area manager in Skanska AB.

(d) The company should have two auditors and one deputy auditor.

(e) The remuneration to the auditors should be based on running account.

(f) Mr. Ingemar Rindstig should be re-elected as auditor and Mr. Carl Lindgren should be elected as new auditor. Mr. Conny Lysér should be re-elected as deputy auditor. The election period should be four years for the elected auditors. Mr. Caj Nackstad, who has been the company's auditor since 1994, has declined being re-elected as auditor.

Mr. Lindgren was born in 1958 and has been working as an auditor for 25 years. Mr. Lindgren works as auditor for several listed companies.

Item 14
The Election Committee suggests that the shareholders resolve to appoint a new election committee in preparation for the annual general meeting to be held in 2008, in accordance with the previously applied model.

This model entails that the Chairman of the Board of Directors should be assigned to contact the three largest registered shareholders at the end of the third quarter in 2007 and to invite them to each appoint one member of the election committee. If such a shareholder should not wish to appoint a member, the fourth largest registered shareholder should be consulted and so on. The members appointed in accordance with the above, shall, together with the Chairman of the Board of Directors, being responsible for the summoning procedure, constitute the election committee. The election committee shall appoint a chairman amongst its members. The names of the members of the election committee shall be published in the company's interim report for the first three quarters of the year.

The Election Committee shall serve as the election committee until a new election committee commences its service.

Item 15
The Board's proposal regarding guidelines for remuneration to the members of the executive management of the company includes the following main items. The level of remuneration shall correspond to what is market rate. A fixed salary shall be paid for work performed in a satisfactory manner. Pension terms shall correspond to what is market rate and shall be based on pension schemes with fixed charges. Dismissal pay and severance pay shall not exceed 24 monthly salaries in total in respect of each member of the executive management of the company. In addition to the fixed salary, flexible remunerations may be offered in accordance with an incentive programme. The flexible remuneration, which cannot exceed the fixed salary, shall be determined by to what extent previously set goals in respect of income from property management and share price development, have been reached and how soft factors, such as personnel skills and customer satisfaction, have been developed. The guidelines encompass the managing director, deputy managing director, finance director and financial director of Castellum AB and the managing directors of the subsidiaries of Castellum AB. The Board of Directors shall, in particular circumstances, have the right to deviate from the guidelines if there are special reason to do so.

Item 16
The Board of Director's proposal entails a renewal of the three-year incentive programme, which has been applied by Castellum for a number of periods. The incentive programme is made up of two parts, one part which is based on each year's profit and one part which is based on the total return on the Castellum-share over a three-year period. The annual profit-based bonus is based on the income from property management in comparison to a set profit goal and on an overall determination of the development of certain soft factors such as personnel skills and customer satisfaction. The three-year share price-based bonus is based on the total return on the Castellum-share in absolute amounts during the three-year period as well as the total return on the Castellum-share in comparison to an index for real estate shares during the measuring period.

Those members of the executive management of the company that receive bonus shall, in respect of an amount corresponding to at least half the received bonus after deduction of tax, purchase shares in Castellum.

The construction of the incentive programme means that bonus cannot under any circumstances exceed one extra salary per year in respect of each member of the executive management of the company for the relevant three-year period. This means that, based on the current annual salaries, the cost for the annual-profit based part can amount to a maximum amount of SEK 8 million a year and for the three-year share price based part, a maximum amount of SEK 23 million for the entire three-year period.

Item 17
The Board of Director's proposal entails that the Board of Directors shall be authorized to, until the next annual general meeting of shareholders, acquire, on one or several occasions, the company's own shares provided that the company will at no time hold more than 10 % of the total shares in the company and to transfer the number of own shares held at the time, with deviation from the shareholders' preferential rights. The aim of the proposal made by the Board of Director's is to allow the company to acquire its own shares in order to adapt the capital structure of the company to its capital needs from time to time and to transfer shares in connection with potential acquisitions. This aim does not allow the company to trade with its own shares for the purpose making a profit. A resolution regarding authorization to acquire and transfer own shares requires approval of at least two thirds of the given votes as well as the shares represented at the annual general meeting.

Gothenburg in February 2007

CASTELLUM AB (publ)
The Board of Directors

CASTELLUM



Along Smista Allé by Kungens Kurva, Castellum has through the subsidiary Fastighets AB Brostaden built the new Porsche center in Stockholm which was opened at the year-end.

Year-end Report 2004

Year-end Report 2004

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 15 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Alingsås), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Western Småland (Värnamo, Jönköping, Växjö) and Mälardalen (Örebro, Västerås, Uppsala).

The Castellum share is listed on Stockholmsbörsen's O-list.

- Rental income for 2004 amounted to SEKm 1,856 (1,758).
- Net income after tax for the year amounted to SEKm 586 (526), equivalent to SEK 14.29 (12.83) per share.
- Income from property management improved by 12% to SEKm 609 (545), equivalent to SEK 14.85 (13.29) per share.
- The Board proposes an increased dividend to SEK 9.50 (8.50) per share.

DATA PER SHARE

SEK	2004	2003	2002	2001	2000	1999	1998	1997
Income property management	14.85	13.29	12.39	10.68	8.60	6.92	5.50	4.74
Change	***+12%***	***+7%***	***+16%***	***+24%***	***+24%***	***+26%***	***+16%***	
Cash flow from management	18.17	16.39	15.17	13.32	10.72	8.70	7.14	6.30
Change	***+11%***	***+8%***	***+14%***	***+24%***	***+23%***	***+22%***	***+13%***	
Net income after tax	14.29	12.83	21.29	10.39	8.49	6.56	5.24	4.20
Change	***+11%***	***-40%***	***+105%***	***+22%***	***+29%***	***+25%***	***+25%***	
Dividend (for 2004 proposed)	9.50	8.50	7.50	6.50	5.50	4.50	3.50	2.75
Change	***+12%***	***+13%***	***+15%***	***+18%***	***+22%***	***+29%***	***+27%***	

Business Concept

Castellums's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on growth in cash flow and earnings, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time enabling shareholders to be offered a competitive dividend.

- *The objective is an annual growth in income from property mangement per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*
- *The objective is to report capital gains from property sales of SEKm 80–100 per year by sale of properties to which no further value can be added by management.*
- *The objective for the capital structure will be a visible equity/assets ratio of at least 30% and an interest coverage ratio of at least 200%.*
- *The objective is to distribute at least 50% of net income for the year, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*

For 2004 all objectives have been achieved.

Due to the implementation of new accounting priniples beginning 2005 some of the objectives will be adjusted to the new principles. See also page 14.



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding amounts previous year. For definitions see Castellum's website, www.castellum.se

Income from property management during the year, i.e. net income excluding capital gains from property sales, net write-downs and tax, amounted to SEKm 609 (545), equivalent to SEK 14.85 (13.29) per share. The improvement is 12% and has been achieved chiefly through lower interest rate levels.

The fourth quarter 2004 is the 32nd consecutive quarter showing growth since IPO in May 1997. The growth has been on average 18% per year.

INCOME FROM PROPERTY MANAGEMENT PER SHARE


Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
5,00
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
20,00
18,00
16,00
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
1997
1998
1999
2000
2001
2002
2003
2004

Cash flow from property management totalled SEKm 745 (672), equivalent to SEK 18.17 (16.39) per share – an improvement of 11% compared with previous year.

During 2004 properties for a total of SEKm 494 (397) were sold with a capital gain of SEKm 190 (180). Net income for the year was SEKm 586 (526), equivalent to SEK 14.29 (12.83) per share.

Rental income

Group rental income amounted to SEKm 1,856 (1,758). The improvement is chiefly an effect of a larger real estate portfolio but also due to improved income for corresponding units.

For office and retail properties, the average contracted rental level amounted to SEK 1,081 per sq.m., an increase of 2% for corresponding units during the year. For warehouse and industrial properties, the average rental level was SEK 617 per sq.m., which is an increase of 2%. The improvements are chiefly due to indexation.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with unchanged conditions and only a smaller share of contracts are renegotiated. During 2004 these renegotiations have brought about increased rental levels of approx. 4%.

LEASE EXPIRY STRUCTURE

Term	No. of leases	Area thous. sq.m.	Lease value, SEKm	Percentage of value
Commercial				
2005	960	312	239	14%
2006	1 026	459	400	23%
2007	837	473	413	24%
2008	470	339	310	18%
2009	84	134	121	7%
2010+	93	250	239	14%
Total commercial	**3 470**	**1 967**	**1 722**	**100%**
Residential	970	69	67	
Parking spaces etc.	2 015	30	38	
Total	**6 455**	**2 066**	**1 827**	

The economic occupancy rate for office and retail properties were 88.7% and for warehouse and industrial properties 90.6%. The occupancy rates have, after adjusting for investments and sales, in principle remained unchanged during the year. The total rental value for vacant premises during the year amounted to approx. SEKm 230.

During the year over 600 new lease contract were signed with a total annual value of SEKm 163 (147), while contracts terminated and bankruptcies amounted to SEKm 179 (144). Hence, net leasing (i.e. gross leasing minus contracts terminated for moving out) for the year were SEKm -16 (3).

NET LEASING


Isolated quarter, SEKm
New leases
Terminations
Net leasing
80
60
40
20
0
-20
-40
-60
-80
2000
2001
2002
2003
2004

During 2004 the demand in Castellum's sub-markets are viewed as having reached the bottom. The rental levels have been relativly stable apart from Stockholm where some pressure on prices has remained. The continued high pace of change in the business environment has lead to an increased number of terminations, especially during the fourth quarter, resulting in an annual negative net leasing. For the year 2005 the demand for small and mid-size premises is expected to improve among both current as well as potential tenants, yet with local variations. At the same time terminations is expected to decrease. Rental levels are expected to remain stable.

The real estate market seems to continue to be stable with high activity and a large demand from both domestic as well as international investors.

Castellum has a wide spread of risk in the commercial lease portfolio. The group has approx. 3,500 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1.1% of Castellum's total rental income.

Property costs

Property costs amounted to SEKm 625 (591) corresponding to SEK 254 per sq.m. (244). Distribution among different types of costs and properties are shown in the following table.

PROPERTY COSTS

SEK/sq.m.	Office/ Retail	Warehouse/ Industrial	Residential	Total
Operating expenses	173	96	237	138
Maintenance etc.	50	28	49	40
Ground rent	8	5	0	6
Real estate tax	49	10	38	30
Direct property costs	280	139	324	214
Leasing and property management (indirect)	–	–	–	40
Total	**280**	**139**	**324**	**254**
Previous year	*271*	*131*	*325*	*244*
Compared with previous year	*+3.3%*	*+6.1%*	*–0.3%*	*+4.1%*

Net operating income before depreciation

Net operating income before depreciation was SEKm 1,231 (1,167), equivalent to a yield of 8.8% (9.0).

Depreciation

Castellum's depreciation amounted to SEKm 136 (128). Depreciation consists mainly of a 1% depreciation in buildings per year.

Sale of properties

During 2004, 28 properties (24) were sold for a total of SEKm 494 (397), with a capital gain of SEKm 190 (180), where the greater portion referred to residential properties.

After the end of the financial year 6 properties have been sold for SEKm 128, which by SEKm 65 exceeded book value and by SEKm 17 the valuation made as at 31 December, 2004.

Central administrative expenses

Central administrative expenses were SEKm 68 (66). This includes costs for a profit and share price related incentive programme for senior management of SEKm 13 (14).

Net financial items

Net financial items were SEKm –418 (–428). The average interest rate level during the period was 4.9% (5.4).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would effect net financial items with SEKm 28 during the following year, equivalent to 4% of Castellum's current cash flow from management.

Tax

Due to the opportunity to utilize tax loss carry-forwards, to defer tax payments by fiscally accelerated depreciations exceeding the book value, and to make fiscal deductions for certian investments, there is almost no paid tax cost. There is however a deferred tax cost equal to the utilized tax loss carry-forwards and the deferred tax payment. The total tax, however, is less than 28% since some of the properties have been sold as companies.

Remaining tax loss carry-forwards amounts to SEKm 52. During 2004 a new tax law with a retroactive effect from 2001 was passed, saying that investments which are treated as assets in some cases may be tax deductable in the same year that the investments were made. For the period 2001-2004 an estimated SEKm 570 in deductions will be claimed, of which. SEKm 291 have been considered when calculating the current tax. The remaining SEKm 279 will be considered only after they have been assessed by the tax authority. On acceptance the deductions result in a lower current tax and a corresponding increase in deferred tax, since the deductions reduce the properties' fiscal residual value.

TAX CALCULATION

	Basis current tax	Basis deferred tax
Income before tax	797	-
Fiscally accelerated depreciation	–226	226
Tax deductable investments	–78	78
Difference fiscal and book value on properties sold	–46	23
Other tax allowances	–36	14
Tax deductable investments 2001-2003	–213	213
Utilized tax loss carry forwards	–180	180
Total basis	**18**	**734**
Of which 28% paid/deferred tax.	5	206

Accounting Principles

The accounting principles of Castellum have remain unchanged compared with previous year. The company follows the Swedish Financial Accounting Standards Council's recommendations and the declarations of the Swedish Financial Accounting Standards Council's Emergency Group.

Organisation

Castellum's strategy is to manage its properties in a decentralised and small-scale organisation with wholly owned local subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.

The subsidiaries' organisation

Each subsidiary has between 22-35 employees. A flat and customer oriented organisation, including the levels CEO, property manager and local facility manager, gives a short decision making process creating the preconditions for good customer service and efficient handling of business opportunities in the local markets.

The facilities managers have the most contact with the tenants, and are the natural representatives of the landlord.

Purchasing external services

In cases where external services are purchased, high demands are made on companies used in terms of quality, customer contact, service and environmental awareness.

The company possesses decentralised purchasing expertise for negotiations when implementing projects involving new construction, extension or refurbishment work. The Group does not have its own organisation for undertaking contracts.

Measuring and comparing

The subsidiaries are actively managed by means of the parent company measuring and comparing management efficiency and asset growth in the real estate portfolio. The companies can benefit from each other's experiences and methods, and specialist expertise can be made available to the whole organisation.

Castellum AB

The parent company controls decisions on major investments, acquisitions and sales of assets through involvement in the Board of each subsidiary. The parent company is also responsible for financing, the consolidated accounts, the provision of information, overall IT/IS strategies and personnel matters. The parent company has 13 employees.



Uppsala
Västerås
Örebro
Stockholm
Gothenburg
Mölndal
Borås
Jönköping
Värnamo
Växjö
Helsingborg
Malmö
Lund
Euroroads

CASTELLUM

Eklandia Fastighets AB	Harry Sjögren AB	BRIGGEN	BROSTADEN	Corallen	ASPHOLMEN FASTIGHETER AB
Central and northern Gothenburg	Southern Gothenburg, Mölndal and Borås	Malmö, Lund and Helsingborg	Stockholm's inner suburbs	Värnamo, Jönköping and Växjö	Örebro, Uppsala and Västerås

Real Estate Portfolio

Castellum's real estate portfolio at the end of the year totalled 492 properties (500) with a total rental value of SEKm 2,130 (1,995) and a book value of SEKm 14,741 (13,911). The properties' total lettable area were 2,505,000 sq.m. (2,437,000). List of properties – see www.castellum.se.

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated workingareas with good communications and services. Castellum's remaining residential properties are located in central and attractive sites in Gothenburg and Helsingborg.

Investments and sales

During the year the following changes in the real estate portfolio have occurred.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Book value, SEKm	Number
Real estate portfolio on 1 January, 2004	13 911	500
+ Acquisitions	848	20
+ Investments in existing properties	420	–
– Sales	–304	–28
– Depreciation	–132	
– Net write-downs	–2	–
Real estate portfolio on 31 December, 2004	14 741	492

During the year investments totalling SEKm 1,268 (1,108) were made, of which SEKm 484 related to Greater Gothenburg, SEKm 341 to the Öresund Region, SEKm 150 to Western Småland, SEKm 149 to Greater Stockholm and SEKm 144 to Mälardalen.

INVESTMENTS


Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
Investments in existing properties
Acquisitions
800
700
600
500
400
300
200
100
0
2 400
2 100
1 800
1 500
1 200
900
600
300
0
2000
2001
2002
2003
2004



CASTELLUM'S REAL ESTATE PORTFOLIO 31-12-2004

	No. of properties	Area thous. sq.m.	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm	Yield
Office/retail												
Greater Gothenburg	67	335	2 795	*8 360*	368	*1 099*	89.5%	329	89	*265*	240	8.6%
Öresund Region	43	282	2 611	*9 255*	336	*1 190*	91.1%	306	80	*283*	226	8.7%
Greater Stockholm	36	243	1 893	*7 784*	298	*1 224*	82.4%	245	83	*342*	162	8.6%
Western Småland	35	186	1 075	*5 776*	161	*867*	92.8%	150	46	*246*	104	9.7%
Mälardalen	42	177	1 048	*5 919*	160	*903*	89.5%	143	45	*256*	98	9.3%
Total office/retail	**223**	**1 223**	**9 422**	***7 706***	**1 323**	***1 081***	**88.7%**	**1 173**	**343**	***280***	**830**	**8.8%**
Warehouse/industrial												
Greater Gothenburg	82	436	1 896	*4 345*	271	*622*	95.2%	258	52	*119*	206	10.9%
Öresund Region	37	243	880	*3 625*	151	*622*	90.2%	136	36	*147*	100	11.4%
Greater Stockholm	30	179	749	*4 193*	137	*768*	89.1%	122	40	*222*	82	11.0%
Western Småland	32	177	425	*2 397*	78	*441*	83.6%	66	15	*84*	51	11.9%
Mälardalen	27	116	418	*3 599*	73	*628*	84.1%	61	17	*153*	44	10.4%
Total warehouse/industrial	**208**	**1 151**	**4 368**	***3 794***	**710**	***617***	**90.6%**	**643**	**160**	***139***	**483**	**11.1%**
Residential												
Gothenburg	15	23	164	*7 180*	23	*989*	98.9%	23	8	*341*	15	8.9%
Helsingborg	8	27	221	*8 077*	27	*990*	99.2%	27	8	*310*	19	8.3%
Total residential	**23**	**50**	**385**	***7 669***	**50**	***990***	**99.1%**	**50**	**16**	***324***	**34**	**8.6%**
Total	**454**	**2 424**	**14 175**	***5 847***	**2 083**	***859***	**89.6%**	**1 866**	**519**	***214***	**1 347**	**9.5%**
Leasing and property administration									96	*40*	–96	–0.7%
Total after leasing and property administration									**615**	***254***	**1 251**	**8.8%**
Development projects	9	81	401	–	47	–	–	32	16	–	16	–
Undeveloped land	29	–	165	–	–	–	–	–	–	–	–	–
Total	**492**	**2 505**	**14 741**	–	**2 130**	–	–	**1 898**	**631**	–	**1 267**	–

The table above relates to the properties owned by Castellum at the end of the year and reflects the income and costs of the properties as if they had been owned during the whole year. The discrepancy between the net operating income of SEKm 1,267 accounted for above and the net operating income of SEKm 1,231 in the income statement is explained by the deduction of the net operating income of SEKm 5 on properties sold during the year, as well as the adjustment of the net operating income of SEKm 41 on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS


Office/Retail 64%
Warehouse/ Industrial 34%
Residential 2%

RENTAL VALUE BY REGION, EXCL. PROJECTS


Greater Gothenburg 32%
Greater Stockholm 21%
Mälardalen 11%
Öresund Region 25%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2004 Jan-Dec	2003 Jan-Dec
Rental value, SEK/sq.m.	859	829
Economic occupancy rate	89.6%	90.7%
Property costs, SEK/sq.m.	254	244
Net operating income, SEK/sq.m.	516	508
Yield	8.8%	9.0%
Book value, SEK/sq.m.	5 847	5 664
Number of properties	492	500
Lettable area, thousand sq.m.	2 505	2 437

SEGMENT INFORMATION

	Rental income		Operating income excl. central administrative expenses	
SEKm	2004 Jan-Dec	2003 Jan-Dec	2004 Jan-Dec	2003 Jan-Dec
Greater Gothenburg	592	537	476	428
Öresund Region	472	446	374	363
Greater Stockholm	363	366	191	196
Western Småland	212	194	127	112
Mälardalen	217	215	115	126
Total	**1 856**	**1 758**	**1 283**	**1 225**

Financing

FINANCING 31-12-2004


Shareholders equity
SEKm 4 927 (33%)
Interest-bearing liabilities
SEKm 8 834 (60%)
Non interest-bearing liabilities
SEKm 1 081 (7%)

Shareholders' equity

Shareholders' equity, after deduction for dividend, is SEKm 4,927 (4,689) representing an equity/assets ratio of 33% (33).

In order to regulate the company's capital structure, the company can repurchase 2.3 million own shares in addition to the 2 million shares which were repurchased earlier.

Interest-bearing liabilities

As of 31 December, 2004 Castellum had longterm binding credit agreements totalling SEKm 10,958 (10,059), shortterm binding credit agreements totalling SEKm 732 (694) and a commercial paper programme of SEKm 3,000 (2,500). Outstanding commercial papers of SEKm 2,417 are fully covered by unutilised longterm credit agreements. After deduction of liquid assets of SEKm 7 (33), net interest-bearing items were SEKm 8,827 (8,565). The duration of Castellum's longterm credit agreements as of 31 December was 6.3 years.

The average effective interest rate as of 31 December, 2004 was 4.8% (5.2). The average fixed interest term on the same date was 2.4 years (2.7) and has been achieved through the extension of loans with short fixed interest terms by interest-swap agreements. The share of loans with interest rate maturity during the next 12 months was 36% (38). According to the Financial Policy, the average fixed interest term will be 2-4 years.

INTEREST RATE AND LOAN MATURITY STRUCTURE 31-12-2004

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0-1 year	3 219	3.1%	3 149	2 539
1-2 years	952	5.2%	2	2
2-3 years	2 006	5.4%	6	6
3-4 years	500	5.6%	700	100
4-5 years	450	5.4%	1 000	250
5-10 years	1 700	6.4%	9 250	5 930
Total	**8 827**	**4.8%**	**14 107**	**8 827**



Net Asset Value

As of December 31, 2004 Castellum made an internal valuation of all properties. The valuation shows a long-term value determined on an earnings basis of SEKm 19,449, which is an increase in value of approx. 3%. The increase is chiefly assigned to the Öresund Region and Greater Gothenburg.

The pre tax net asset value may be calculated to SEKm 10,085, equivalent to SEK 246 per share, while the net asset value after a 28% tax deduction may be calculated to SEKm 8,317, equivalent to SEK 203 per share . The net asset value calculation takes no consideration to possible surplus values, apart from those in the property portfolio, or negative value in the interest rate swap portfolio.

REAL ESTATE VALUE AND NET ASSET VALUE AS AT 31-12-2004

	Valuation SEKm	*Valuation SEK/ sq.m.*	Book value	Surplus value/NAV, SEKm
Office/Retail	12 456	*10 184*	9 422	3 034
Warehouse/Industrial	5 591	*4 857*	4 368	1 223
Residential	633	*12 660*	385	248
Projects and land	769	–	566	203
Total	**19 449**	**–**	**14 741**	**4 708**
Disclosed equity				4 927
Reversed deferred tax provisons				450
Pre tax net asset value (SEK 246 per share)				**10 085**
Deferred tax 28%				–1 768
Net asset value after 28% tax (SEK 203 per share)				**8 317**

The internal valuation was based on a 10-year cash flow model with an individual assessment for each property of both its future earnings capacity and its required yield. The required yield, after deducting an assumed growth equivalent to the inflation, lies in the interval 6.1-8.7% for office/retail, 8.2-10.9% for warehouse/industrial and 4.2-5.5% for residential properties. Compared to previous year the required yield has been reduced by approx. 0.3 percentage units in order to reflect the increase in prices seen on the real estate market. Projects under way have been valued according to the same principles, but with deductions for remaining investments. Residential properties have been valued as holding rental apartments and not as tenant-owner's rights. Building permissions and land have been valued at an estimated market value per square metre.

In order to ensure the valuation, over 100 properties, representing 54% in terms of value, have been valued externally by Svefa AB. The properties were selected on the basis of the largest properties in terms of value, but also to reflect the composition of the real estate portfolio in terms of the type and geographical location of the properties. Svefa's valuation of the selected properties amounted to SEKm 10,736, within an uncertainty range of +/– 5-10% on property level, depending on the property's type and location. Castellum's valuation of the same properties amounted to SEKm 10,599.

It should, however, be emphasised that a property's true value only can be confirmed when it is sold. Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. The value range of +/– 10% often used in property valuations should be viewed as an indication of the uncertainty that exists in such assessments.

When calculating the net asset value both the uncertainty range used in property valuations, and the fact that the effective taxation is less than the nominal tax rate of 28% must be taken into consideration. The effective tax is less because the tax payments will not be realized until the property is sold. Assuming a value range of +/– 5% and an effective tax rate of 10-15 % the net asset value can be calculated at SEK 203-252 per share.

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm 238 (333), of which SEKm 205 (296) was group contribution from subsidiaries and SEKm 37 (40) was reversed write-downs on shares in subsidiaries. Turnover, which consists mainly of intra-group services, was SEKm 9 (9).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,727 (3,690) and interest-bearing internal financing of the subsidiaries was SEKm 9,699 (8,449). Financing has chiefly been provided through shareholders' equity of SEKm 4,051 (4,125) and external long-term liabilities of SEKm 8,825 (7,527).

Proposed dividend

The Board intends to propose the Annual General Meeting a dividend of SEK 9.50 per share, which is an increase of 12% compared to the previous year. The dividend ratio is 68%.

Gothenburg 27 January, 2005

Lars-Erik Jansson
Chief Executive Officer

This Year-end Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2004 Oct-Dec	2003 Oct-Dec	2004 Jan-Dec	2003 Jan-Dec
Rental income	475	448	1 856	1 758
Operating expenses	–95	–91	–342	–326
Maintenance	–28	–19	–97	–89
Ground rent	–4	–4	–16	–15
Real estate tax	–16	–17	–74	–66
Leasing and property administration	–25	–25	–96	–95
Net operating income before depreciation	**307**	**292**	**1 231**	**1 167**
Depreciation	–35	–33	–136	–128
Net operating income from property administration	**272**	**259**	**1 095**	**1 039**
Property sales				
Net sales proceeds	44	11	494	397
Book value	–38	–10	–304	–217
Income from property sales	6	1	190	180
Central administrative expenses	–21	–22	–68	–66
Reversed write-downs on properties	3	32	3	32
Write-downs on properties	–5	–26	–5	–26
Operating income	**255**	**244**	**1 215**	**1 159**
Net financial items	–103	–104	–418	–428
Income after net financial items	**152**	**140**	**797**	**731**
Current tax	18	–1	–5	–1
Deferred tax	–60	–41	–206	–204
Net income for the period/year	**110**	**98**	**586**	**526**

FINANICAL KEY RATIOS

	2004 Oct-Dec	2003 Oct-Dec	2004 Jan-Dec	2003 Jan-Dec
Income from property management, SEKm	148	133	609	545
Cash flow from management, SEKm	183	165	745	672
Net operating income margin	65%	65%	66%	66%
Interest coverage ratio	278%	260%	278%	257%
Return on equity			12.2%	11.5%
Return on total capital			8.4%	8.4%
Borrowing ratio			60%	62%
Equity/assets ratio			33%	33%

DATA PER SHARE (since there is no pontential common stock, there is no effect of dilution)

	2004 Oct-Dec	2003 Oct-Dec	2004 Jan-Dec	2003 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	2.68	2.39	14.29	12.83
Income from property management, SEK	3.61	3.34	14.85	13.29
Cash flow from management, SEK	4.46	4.02	18.17	16.39
Number of outstanding shares, thousand			*41 000*	*41 000*
Book value of properties, SEK			360	339
Sharholders'equity, SEK			120	114

BALANCE SHEET

SEKm	2004 31 Dec	2003 31 Dec
Assets		
Real estate	14 741	13 911
Other fixed assets	9	18
Current receivables	85	149
Cash and bank	7	33
Total assets	**14 842**	**14 111**
Shareholders' equity and liabilities		
Shareholders' equity	4 927	4 689
Deferred tax liability	450	213
Interest-bearing liabilities	8 834	8 598
Non-interest-bearing liabilities	631	611
Total shareholders' equity and liabilities	**14 842**	**14 111**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Restricted reserves	Non-restricted equity	Total equity
Shareholders' equity 31-12-2002	*41 000*	**86**	**20**	**4 364**	**4 470**
Dividend (SEK 7.50 per share)	–	–	–	–307	–307
Net income for the year	–	–	–	526	526
Shareholders' equity 31-12-2003	*41 000*	**86**	**20**	**4 583**	**4 689**
Dividend (SEK 8.50 per share)	–	–	–	–348	–348
Net income for the period	–	–	–	586	586
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**4 821**	**4 927**

CASH FLOW STATEMENT

SEKm	2004 Jan-Dec	2003 Jan-Dec
Net operating income before depreciation	1 231	1 167
Central administrative expenses	–68	–66
Net financial items paid	–403	–436
Tax paid on income from property management	–	–1
Cash flow from operating activities before change in working capital	**760**	**664**
Change in current receivables	80	–39
Change in current liabilities	14	7
Cash flow from operating activities	**854**	**632**
Investments in existing properties	–420	–497
Property acquisitions	–811	–611
Change in liabilities at acquisitions of property	–14	26
Property sales	488	397
Change in receivables at sales of property	–8	11
Other net investments	–3	28
Cash flow from investment activities	**–768**	**–646**
Change in long term liabilities	236	334
Dividend paid	–348	–307
Cash flow from financing activities	**–112**	**27**
Cash flow for the period/year	**–26**	**13**
Cash and bank, opening balance	33	20
Cash and bank, closing balance	**7**	**33**

The Castellum Share

The Castellum share is listed on Stockholmsbörsen's (Stockholm Exchange) O-list. At the end of the period the company had about 8,900 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS ON 31-12-2004

Shareholder	Number of shares thousand	Percentage of voting rights and capital
Szombatfalvy, Laszlo	2 500	6.1%
Andra AP-fonden	2 211	5.4%
AFA Sjukförsäkrings AB	2 081	5.1%
Tredje AP-fonden	2 078	5.1%
Fjärde AP-fonden	1 290	3.1%
SPP Livförsäkrings AB	1 267	3.1%
AFA TFA Försäkrings AB	641	1.6%
Roburs Aktiefond Realinvest	587	1.4%
Första AP-fonden	506	1.2%
Svenskt Näringsliv	500	1.2%
Other shareholders registered in Sweden	12 016	29.3%
Shareholders registered abroad	15 323	37.4%
Total outstanding shares	41 000	100.0%
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (eg. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-12-2004



USA 12%
Great Britain 7%
Sweden 63%
The Netherlands 6%
Of which
Funds, insurance comp etc. 20%
Private persons, private comp 24%
AP-funds 15%
Trusts, associations etc. 4%
Other 12%

The Castellum share price as at 31 December, 2004 was SEK 238 equivalent to a market value of SEK 9.8 billion, calculated on the number of outstanding shares.

During 2004 the turnover was 21.6 million shares, equivalent to an average of 85,000 per day, corresponding on an annual basis to a turnover rate of 53% based on the number of outstanding shares at the beginning of the year.

During the last 12-month period the total yield of the Castellum share has been 45%, including dividend of SEK 8.50. Since IPO on 23 May, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 25% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	2004	On average per year May 1997-Dec 2004
The Castellum share	+45.0%	+25.0%
Stockholm Stock Exchange (SIX)	+20.8%	+6.1%
Real Estate Index Sweden (EPRA)	+48.8%	+17.2%
Real Estate Index Europe (EPRA)	+41.7%	+12.9%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO 23 MAY, 1997 UNTIL 21 JANUARY, 2005



Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
Castellum share price
Castellum share price incl. dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Turnover per month

New Accounting Principles 2005

Beginning 2005 all listed companies within the EU must follow a common set of accounting rules (IFRS). The fundamental principals of the new rules are the use of fair value in the balance sheet and unrealized changes in fair value in the income statement, instead of previously acquisition value in the balance sheet and information about the fair value in the notes.

Changed accounting principles does not change a company's earnings capacity, it just changes the way income and costs are recognized on an accrual basis. Therefore Castellum's strategies will remain unchanged even though some objectives have been adjusted to the new accounting principles.

The rules of the IFRS are extensive and leaves some possibilities to choose between different accounting principles. The new principles will effect Castellum primarily in two areas – Investment Properties and Financial Instruments.

Investment properties

Properties will be recorded at fair value in the balance sheet with unrealized changes in value in the income statement. The result is that depreciation and write-downs on properties disappear and that the term income from property sales changes to be the difference between the sales price and the latest valuation, i.e. a realized change in value.

Castellum has a substantial surplus value in the real estate portfolio SEKm 4,708 which, after deduction of deferred tax, will be made visible in the balance sheet. Income from property sales reported from book value, SEKm 190, disappears and is replaced by the realized gain on properties sold above the latest valuation, SEKm 89. The change in value compared to the valuation previous year adjusted for investments made has been calculated to SEKm 574, equivalent to 3%. However, the change in value falls within the +/- 5–10% value range often used for the uncertainty in property valuations.

Financial instruments

Castellum manages interest rate risk on portfolio level and uses interest rate derivatives (mainly interest rate swaps) in order to achieve the desired interest rate maturity structure. A interest rate derivative is a financial instrument which should be recorded at fair value in the balance sheet and, in the way Castellum handels interest rate risk, with an unrealized change in value in the income statement.

Castellum's average interest rate for funding was 4.8% at the year end. The average market interest rate for a new credit portfolio with the equivalent interest rate maturity structure is 3.6%. The difference is in part due to falling market interest rates since deal date, part due to the time factor (an originally 5-year fixed interest term with 2 years left is valued as a 2-year fixed interest term). Since the market interest rate is lower there is a theoretical sub value in the interest rate portfolio, which as of 31 December 2004 was SEKm 391. Falling market interest rates during the year have increased the sub value by SEKm 146, which effects the income statement for the year.

Effects in the income statement and the balace sheet

Taken all in all, cash flow from management will not be effected by the new rules, while the net income including changes in value will show both future fluctuations (+/- 1% change in value on properties give +/- SEKm 194, +/- 1% change in market interest rates give +/- SEKm 200 in change of value in derivatives) between different quarters and years as well as contain a greater share of income statement items which are not effected by Castellum.

INCOME STATEMENT AND BALANCE SHEET

	Current	*Adjust.*	IFRS	
SEKm	2004		2004	2003
Income Statement				
Rental income	1 856		1 856	1 758
Property costs	–625		–625	–591
Depreciation	–136	*+132*	–4	–5
Central admin. exp	–68		–68	–66
Net financial items	–418		–418	–428
Income from property management	**609**	***+132***	**741**	**668**
Income from property sales	190	*–190*	–	–
Net write-downs	–2	*+2*	–	–
Change in value				
Properties, realized	–	*+89*	89	61
Properties, unrealized	–	*+571*	571	–104
Derivatives, unrealized	–	*–146*	–146	–13
Income before tax	**797**	***458***	**1 255**	**612**
Tax	–211	*–128*	–339	–172
Net income	**586**	***330***	**916**	**440**
Balance Sheet				
Real estate	14 741	*+4 708*	19 449	18 015
Other assets	101		101	200
Total assets	**14 842**	***+4 708***	**19 550**	**18 215**
Shareholders' equity	4 927	*+3 108*	8 035	7 469
Equity/assets ratio	*33%*		*41%*	*41%*
Deferred tax	450	*+1 209*	1 659	1 292
Interest bearing liabilities	8 834		8 834	8 598
Derivatives	–	*+391*	391	245
Other liabilities	631		631	611
Total shareholders' equity/liabilities	**14 842**	***+4 708***	**19 550**	**18 215**

New objectives

Castellum's income objectives have been an annual growth of 10% in income from property management as well as capital gains of at least SEKm 80–100 from sales of mature properties. The objective 10% growth in income from property management will remain. Since the term income from property sales will change, the objective of capital gains will disappear. The strategy to sale mature properties remain, why new turnover objectives for the real estate portfolio has been set up – investments of at least SEKm 1,000 per year and sales of at least SEKm 500, however, only under the precondition that the investment criteria are met.

Castellum's objectives for the capital structure has been an equity/assets ratio of at least 30% and an interest coverage ratio of at least 200%. The equity/assets ratio will with the new guidelines be both higher and show future fluctuations due to annual changes in value. The new objective for the equity/assets ratio has therefore been set within a range of 35–45%. The interest coverage ratio will not be effected by the new guidelines and the objective of at least 200% remains.

Castellum's objective for dividend has been to distribute at least 50% of income from property management and income from property sales less a 28% tax deduction. Since the basis for dividend is somewhat lower (income from property sales disappears with a larger amount than depreciation is reduced) the new objective has been set to at least 60% of income from property management less 28% tax. In order to avoid large fluctuations in the dividend and not to distribute unrealized gains, changes in value are not part of the basis for the annual dividend.



FINANCIAL REPORTING DATES

The Annual Report for 2004 will be kept on view in Castellum's head office and on Castellum's website from around February 9th, 2005. The printed Annual Report will be distributed by post to the shareholders in the end of February 2005.

The English version of the Annual Report will be kept on view in Castellum's head office and on Castellum's website from the beginning of March 2005.

For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 or visit Castellum's website.

Castellum ABs Annual General Meeting will take place on Wednesday March 23, 2005 at 5pm in the Stenhammar Room, the Gothenburg Concert Hall, Götaplatsen in Gothenburg.

Interim Report January-March 2005	20 April, 2005
Half-year Report January-June 2005	19 July, 2005
Interim Report January-September 2005	20 October, 2005
Year-end Report 2005	26 January, 2006
Annual General Meeting	23 March, 2006

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

All photos in this Year-end Report show the property Visiret 2 located along Smista Allé by Kungens Kurva in Stockholm.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Org nr 556475-5550



CASTELLUM

Annual Report 2004



Contents

The Directors' Report comprises pages 6-78.

ANNUAL GENERAL MEETING

Castellum AB's Annual General Meeting will take place on Wednesday March 23, 2005 at 5 pm in Stenhammarsalen, the Gothenburg ConcertHall, Götaplatsen in Gothenburg.

For further information see the inside of the back cover.

Comparisions shown in brackets are made with the corresponding amounts previous year.

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

Year Summary

Castellum is one of the major listed real estate companies in Sweden. The real estate portfolio comprises mainly commercial premises in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen.

Within each of these regions, market areas and sub-markets have been chosen, where sufficient volume for rational management with a strong and clear presence can be achieved. The real estate portfolio is owned and managed by six wholly owned subsidiaries operating under their own names and with focus on availability, everyday consideration and customer-oriented service.

- Rental income for 2004 amounted to SEKm 1,856 (1,758).
- Net income after tax for the year amounted to SEKm 586 (526), equivalent to SEK 14.29 (12.83) per share.
- Income from property management per share rose 12% to SEKm 609 (545), equivalent to SEK 14.85 (13.29) per share.
- The Board proposes an increased dividend to SEK 9.50 (8.50) per share.

DATA PER SHARE

SEK	2004	2003	2002	2001	2000	1999	1998	1997
Income property management	14.85	13.29	12.39	10.68	8.60	6.92	5.50	4.74
Change	*+12%*	*+7%*	*+16%*	*+24%*	*+24%*	*+26%*	*+16%*	
Cash flow property management	18.17	16.39	15.17	13.32	10.72	8.70	7.14	6.30
Change	*+11%*	*+8%*	*+14%*	*+24%*	*+23%*	*+22%*	*+13%*	
Net income after tax	14.29	12.83	21.29	10.39	8.49	6.56	5.24	4.20
Change	*+11%*	*-40%*	*+105%*	*+22%*	*+29%*	*+25%*	*+25%*	
Dividend (2004 proposed)	9.50	8.50	7.50	6.50	5.50	4.50	3.50	2.75
Change	*+12%*	*+13%*	*+15%*	*+18%*	*+22%*	*+29%*	*+27%*	

CEO's comments

The past year 2004

Let me begin to emphasize that I'm very pleased with 2004 and that all our overall objectives have been achieved.

- Income from property management improved 12% (objective 10%).
- Capital gains from property sales amounted to SEKm 190 (objective SEKm 100).
- The equity/assets ratio was 33% and the interest coverage ratio was 278% (objectives 30% and 200%).
- The proposed dividend of SEK 9.50 per share equals a dividend pay out ratio of 68% (objective 50%).

Values

To an increasingly larger extent different interest groups' views on listed companies are measured and published. This is probably a result of the increasing transparency on the stock market. The results may be used in order to test and in some cases develop strategies and action plans. I'm convinced that most important for Castellum's development and result in the long term are our customers' satisfaction, our employees' attitudes and actions, and suppliers faith in the company. A positive development of the company creates the preconditions for positive judgements from the stock market.

Our objective of continued improvement in the Satisfied Customer Index (SCI) has been met. We are still experiencing great faith by our tenants and are continuing to improve ourselves compared to previous years. The survey is based on three SCI-areas: the overall satisfaction with the landlord, how well the landlord meet the expectations and how close the landlord is to the ideal landlord. In every area measured we placed higher than the industry average.

The improvement is a result of all employees' commitment and participation. The work on customer relations is an ongoing process with high priority. The work on improving customer satisfaction and hence our profitability, is in large a matter of accessibility. Almost all of the employees in the subsidiaries have customer contact, some more some less. The employees' view on Castellum is measured in a survey showing their attitudes towards their own working conditions, the company and its management.

Satisfaction is also about being open and accessible to shareholders which has lead to an number of meetings in different forums, from small gatherings of shareholders to larger seminars. Besides this, a number of meetings have been held during the year with analysts and investors both in Sweden and abroad.

My impression is that the general opinion, based on different surveys, show great faith in Castellum.

Growth and development

The overall economic growth in 2004 was good, however not on the labour market where no signs of real improvement have been seen.

The tendency for overall industry development during 2003 continued during 2004 with companies improving efficiency and cutting costs before hiring of new employees.

When looking at Castellum's regions the development have been positive. We have seen clear signs of recovery in Greater Stockholm. Demand seems to have reached the bottom, yet with a high pace of change in the overall industry.

Income and result

Rental income for 2004 amounted to SEKm 1,856, an improvement of more than 5% compared with 2003. Net income after tax for the year amounted to SEKm 586, equivalent to SEK 14.29 per share. Income from property management, which is where the company's efficiency is measured, amounted to SEKm 609, an improvement of 12%. The improvement is chiefly an effect of lower interest rate levels. The improved result has made it possible to increase the dividend by 12% to SEK 9.50 per share.

Investments and sales

During the year, we invested almost SEK 1.3 billion in acquisitions and investments in existing properties. We sold 28 properties for SEKm 494 with a capital gain of SEKm 190. Of the properties sold, a majority were residential properties sold to new tenant-owners' associations.

The Castellum share

The development of the Castellum share has during 2004 been fantastic with a total return of 45%. The number of shareholders is almost unchanged compared with the end of 2003, however the share of foreign investors has increased somewhat. Since IPO on 23 May, 1997 the total yield of the Castellum share, compared with the issue price of SEK 51, has been on average 25% per year.



The new year 2005

Beginning 2005 all listed companies within the EU must follow a common set of accounting principles. This does not change a company's earnings capacity, it just changes the way income and costs are recognized on an accrual basis. Therefore Castellum's strategies will remain unchanged even though some objectives have been adjusted to the new accounting principles.

Castellum's business model with operations in five growth regions makes us not dependent on the overall economic development within a specific region. The large potential lies in vacant premises.

I estimate that the demand for small and midsize premises will increase among both existing as well as potential tenants and with continued stable rental levels.

The real estate market will probably be characterised by a large demand for attractive objects, and as a result lower required yields, which will give a slight price increase.

I estimate that; we will make investments of at least SEK one billion, we will sell properties for SEKm 500, the objectives for the capital structure will be achieved, and likewise for our objective for the dividend. The great challenge lies in achieving the objective of at least 10% improvement in income from property management.

Gothenburg, February 7th 2005

Lars-Erik Jansson
Chief Executive Officer

Real Estate Companies
– a general description

"Real estate is land, which is divided into properties. A property is bounded either horizontally or both horizontally and vertically".

Property and building

Jordabalken (Code of Land Laws) defines a property: "Real estate is land, which is divided into properties. A property is bounded either horizontally or both horizontally and vertically". On the property there may be one or more buildings. Usually the landowner also owns the buildings, although there are exceptions where the owner of a building does not own the land, but through a site-leasehold has the right to use the property.

A building may be divided into one or more leasehold interest units for rent to customers, or tenants as they are also called. A building designed for many tenants also contains non-rentable space such as entrances and stairwells. The ground surrounding the building may be prepared in a way that it too may be leased out, for example as parking lots.

Lease contracts

Commercial lease contracts (office, retail, warehouse, and industrial premises) have different terms, but usually run for 3-5 years where the period of notice is 9 months. Therefore, the tenant must renegotiate a new lease or provide notice of intent to move out 9 months prior to the lease termination. An owner may only terminate the contract prior to this same nine-month period in order to change conditions since the tenant usually has an indirect "right of tenancy". If the contract is terminated for a change in conditions that the parties cannot agree upon, the question of what the current market conditions are, is submitted to "hyresnämnden", an independent rent tribunal. If neither of the parties terminate the contract, it is extended with unchanged conditions. Lease contracts usually contain a base-rent, i.e. the rental level at the time of signing, and an index clause which provides for a yearly upward adjustment by a certain percentage. The index is either negotiated or based on the change in the consumer price index.

Lease contracts usually contain additions for the tenant's share of the property's total cost for heating/cooling and property tax. Commercial lease contracts are paid quarterly in advance.

A residential contract is a running contract with a 3 month notice for the tenant only. The rental level for residential properties are generally renegotiated each year with "hyresgästföreningen", a tenants' union. The rental levels of companies owned by the municipality act as guidelines in the negotiation. Residential lease contracts are paid in advance on a monthly basis.

Property costs

The owner of the property is typically responsible for all property costs such as heating, cooling, gardening, repairs, maintenance, property tax and administration. As said above, the tenants are charged with their share of heating/cooling and property tax, while the other costs are part of the calculation when the rental level is negotiated.

The tenant normally pays for inner maintenance such as cleaning, electricity and tenant-specific improvements. For warehouse/industrial properties the tenants sometimes pay for heating as well as certain repairs and maintenance themselves.

Financing

In order to acquire and own properties, financing is secured by long-term interest-bearing loans and equity. The ratio between these two is a balance between, on one hand – more loans with higher interest costs and hence higher risk, but a high return on equity, – and on the other hand less loans with lower interest costs and risk, but also a lower return on equity.

In order to reduce risk exposure due to fluctuations in the interest-rate, the interest term of the loan portfolio is spread out over time.

Income tax

Sweden has a 28% nominal income tax rate for limited liability companies. Due to the possibility to carry out fiscally accelerated depreciation and allocation of untaxed reserves the company may obtain tax credits so that the effective tax paid during the time of possession is generally 15-20%.

Economy (example)

A property is acquired for 1,000 with a net operating income (rental income less property costs) of 90 = 9% yield. The acquisition is financed by 70% interest bearing loans, with 5% interest rate, and 30% equity.

	Income	Cash flow
Net operating income 9% x 1 000	90	90
Depreciation1% x 1 000	–10	–
Interest 5% x 700	–35	–35
Income before tax	**45**	**55**
Tax paid 15-20%	–8	–8
Deferred tax	–5	-
Net income after tax	**32**	**47**
Return on equity 300	10.7%	15.7%

The final calculation, however, cannot be completed until the property is sold and the change in value and the tax consequences there of are determined.



Boländerna 30:2, Uppsala

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

Outcome 2004

+12%

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*

SEKm 190

- *The objective is to report capital gains from property sales of SEKm 80-100 per year by sale of properties to which no further value can be added by management.*

33% and 278%

- *The objective for the capital structure will be a visible equity/assets ratio of at least 30% and an interest coverage ratio of at least 200%.*

68%

- *The objective is to distribute at least 50% of net income for the year, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*

For 2004 all objectives have been achieved.

Due to the implementation of new accounting principles beginning 2005 some of the objectives will be adjusted to the new principles. *See also page 46.*

Strategy for the Real Estate Portfolio

Geography

Castellum's real estate portfolio is located in five Swedish growth regions. Within each of these regions focus is placed on market areas and sub-markets where sufficient volume can be achieved for rational management with a strong and clear presence. There are currently no plans of making investments outside of Sweden.

The development of the real estate and rental markets are, both nationally as well as regionally, dependent on the long-term economic growth. The most important prerequisites for economic growth are a well educated work force, access to good infrastructure, entrepreneurship and a young well educated work force moving in. To make sure that investments are concentrated to areas within the country with expected high economic growth, Castellum is continuously watching the development on the different sub-markets.

Type of property

The real estate portfolio mainly consists of premises for office and retail as well as flexible warehouse, logistics and industrial premises in attractive locations. The properties should be general and adjustable for new tenants.

The lease portfolio is characterized by good diversification considering lease durations as well as a large number of tenants in many fields of business.

The remaining residential properties, which potential from a cash flow perspective is considered to be less than for commercial properties, will gradually be disposed off.

Investments

The real estate portfolio shall be continuously enhanced and developed in order to increase occupancy rates, increase rents and improve cash flow. Development potential shall be added through acquisition of properties which can be developed by the organisation and which comply with the company's earnings requirements.

In cases where new construction offers a competitive alternative, Castellum will participate in the new construction of commercial properties, however no major speculative projects, at a rate dictated by demand. The company holds a number of well situated sites with building permission and acquisition of further sites with building permission in attractive locations forms part of the company's strategy.

The objective is that all investments, irrespective of whether they involve work on existing properties, new acquisitions or new construction, shall show a positive cash flow and return after full interest charge and depreciation within 12 months, and have the potential for future asset growth.

Sales

Castellum's strategy also includes selling properties at the right price if the company's organisation can no longer create added value, or when the calculated future value determined on an earnings basis can be obtained by selling. By sale of properties the value growth in the real estate portfolio can be made visible on an ongoing basis and new investments can be financed.



Visionen 1, Jönköping

Eklandia Fastighets AB

Central and Nothern Gothenburg

Harry Sjögren AB

Southern Gothenburg, Mölndal and Borås

BRIGGEN

Malmö, Lund and Helsingborg

BROSTADEN

Stockholms' inner suburbs

Corallen

Värnamo, Jönköping and Växjö

ASPHOLMEN FASTIGHETER AB

Örebro, Uppsala and Västerås

Organisation

Castellum's strategy is to manage its properties in a decentralised and small-scale organisation with wholly owned local subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.

The subsidiaries' organisation

Each subsidiary has between 22-35 employees. A flat and customer oriented organisation, including the levels Managing Director, property manager and local facility manager, gives a short decision making process creating the preconditions for good customer service and efficient handling of business opportunities in the local markets.

The facilities managers have the most contact with the tenants, and are the natural representatives of the landlord.

Purchasing external services

In cases where external services are purchased, high demands are made on companies used in terms of quality, customer contact, service and environmental awareness.

The company possesses decentralised purchasing expertise for negotiations when implementing projects involving new construction, extension or refurbishment work. The Group does not have its own organisation for undertaking contracts.

Measuring and comparing

The subsidiaries are actively managed by means of the parent company measuring and comparing management efficiency and asset growth in the real estate portfolio. The companies can benefit from each other's experiences and methods, and specialist expertise can be made available to the whole organisation.

Castellum AB

The parent company controls decisions on major investments, acquisitions and sales of assets through involvement in the Board of each subsidiary. The parent company is also responsible for financing, the consolidated accounts, the provision of information, overall IT/IS strategies and personnel matters. The parent company has 13 employees.

IT/IS-strategy

The application of IT/IS (information technology/ information systems) in the Group supports the operations' business objectives and facilitates effective reporting and monitoring of operations. The technological platform is made up of local networks integrated into a group wide network using a limited number of standard products, resulting in lower maintenance costs in the long term.

Castellum will have stable and efficient systems with controlled architecture providing for fast and cost effective modifications as requirements and technology change.

During the end of 2004 an implementation of a new real estate and business system was started. The implementation is expected to be completed by all subsidiaries after the summer of 2005.

The increasing use of IT/IS also places greater demands on information security. Over the past years, the work focused on improving security has continued.

IT/IS-matters occupies equivalent to 6 full time employees. Castellum's total costs for IT/IS amounts to approx. SEKm 15 per year, equivalent to approx. SEK 75 000 per user.

Employees

Committed and skilled employees are a prerequisite for obtaining Castellum's objective of satisfied and profitable customers. In order to retain and develop the employees' skills ongoing training programs are operated and opportunities are created for internal sharing of experiences. The group is working actively for equal opportunities on all levels.

The employees' view on Castellum is measured in a survey showing their attitudes towards their own working conditions, the company and its management. Castellum receives high marks in the survey and the employees show great faith in the company and are well familiar with the organisation's objectives and strategies. The survey is completed every other year in order to give time to reflect on and work with the views that come to light.

Training

Ongoing training programs are held within the group. For example many group-wide development programs specified for different work categories are held, such as facilities managers, receptionists and managerial staff. The development programs provide, besides increased knowledge, also motivation for continued development work and improved contact among employees within the group.

Beside the group-wide development programs individual development plans are set up locally in each company during the annual employee discussions.

Sharing of experiences

In order to retain skills and competence within the group conditions for sharing of experience between the companies are created. Group-wide projects where strategic issues are discussed are held with members from all companies. Examples of topics covered are development of efficient premises for a certain target group and branding of properties.

Apart from the projects there are fixed groups which are regularly discussing issues in specific areas such as marketing, IT and the environment.

Once a year all employees within the Castellum group attend a common Castellum-day in order to among other things share experiences.

Bonus programme

In order to increase commitment and involvement among the employees a bonus programme providing every permanent employee with the opportunity to get part of their respective company's achieved improvement in the results is in place.

Employees

The group had 183 employees at the year end. The share of women was 35%. Employee turnover was just over 7% during the year and absence due to illness was 3%. On the following spread employees within the Castellum group are shown.

LEVEL OF EDUCATION


Upper secondary school 61%
University 29%
Compulsory school 10%

AGE DISTRIBUTION - NUMBER OF EMPLOYEES


Number
70
60
50
40
30
20
10
0
-20
20-29
30-39
40-49
50-59
60+
YEARS

DISTRIBUTION OF WORK


Customer relations/ Property management 59%
Management/Finance/ Administration 29%
Marketing/ Leasing 12%

Eklandia Fastighets AB



Tage Christoffersson, Roy Andreasson, Bengt Arvidsson, Mats Arvidsson, Carita Attenius, Betty Björk, Tony Blom, Tony Brage, Susanne Brattelius



Jörgen Börjesson, Margareta Efraimsson, Tony Enfjord, Jane Ericsson, Tommy Gustavsson, Kari Heidenström Elm, Britt Isaksson, Ingrid Jonason, Per-Erik Jönsson, Ulf Karlsson



Ulrika Krook, Jan Lindblom, Camilla Lystrand, Karl Erik Molén, Morgan Nilsson, Lars Nygren, Dan Nyström, Mats Olsson, Cecilia Person, Mirijana Rosenquist



Ulf Sandblom, Conny Simonsson, Hans Strid, Robert Varga, Pirjo Winqvist, Roger Åhlström

Harry Sjögren AB

Christer Sundberg, Camilla Andersen, Leif Andersen



Carl-Eric Andersson, Klas Andersson, Roger Andreasson, Christer Bengtsson, Anna Fors, Linda Hansson, Orvar Heed, Anders Holm, Ulf Holsten, Glenn Håkansson



Arne Jonasson, Christian Karlsson, Christer Larsson, Martin Olausson, Madeleine Pålsson, Lennart Ryberg, Ann Sarbaek, Mats Svensson, Ronny Svensson, Monica Söderbäck



Lennart Tellden, Margaretha Wandefält, Jan Wennström, Thomas Wesselhoff

Fastighets AB Briggen

Bengt Arne Johansson, Bertil Andersson, Bodil Björk, Matts Borgström, Jörgen Brant



Jens Davidsson, Marianne Eggert, Sven Göransson, Ingalill Hansson, Per Isaksson, Christer Jönsson, Kjell Jönsson, Mats Jönsson, Åsa Jörnvi, Göran Kristensson



Eva Lagström, Bengt Larsson, Åse Lundgren, Johan Moberg, Gunilla Nilsson, Göran Nordström, Greger Olsson, Mats Ottosén, Thomas Persson, Jan Petersson



Lisa Petersson, Leif Rosenquist, Håkan Strandberg, Göran Ström, Eva-Lott Svensson, Jonny Svensson, Mattias Wallin, Ingela Weimann, Maria Öjer

Fastighets AB Brostaden



Nils Pers, Susanne Alderin, Mattias Andersson, Manne Berger, Åke Coldenberg, Thomas Dansk, Anna Dolk, Christina Eriksson, Peter Ernström



Pernilla Frödén, Linda Gustavson, Anders Hallquist, Anders Henriksson, Helena Holtbo, Magnus Jenninger, Maria Jonsson, Robert Juhlin, Johnny Larsson, Lars Lindgren



Helena Lysell, Monica Löfdahl, Bo Matsson, John Mattes, Anders Nilsson, Maria Palmén, Börje Persson, Caroline Pettersson, Christer Randmaa, Mikael Rönnbäck



Mikael Sverin, Peter Thörnberg, Anna Törnkvist, Veijo Vatanen, Annelie Vuorio

Aspholmen Fastigheter AB



Claes Larsson, Niklas Aronsson, Ragnar Bergqvist, Jan-Olov Boholm



Ola Carlsten, Per Dansson, Johanna Edeland, Annsofie Erlingmark, Christer Geijer, Andreas Hall, Michael Hesselbäck, Per Hedenskog, Monika Jonsson, Björn Johansson



Åsa Johansson, Filip Juhlin, Krister Karlsson, Christer Larsson, Camilla Lindberg, Elsie Mobäck, Anders Olsén, Bo Retz, Marianne Stenlund, Theresa Söderlund



Kent Thornberg, Jan Wirén

Fastighets AB Corallen



Göran Mårtensson, Fredrik Almqvist, Helena Andersson, Claudia Awadis, Gudrun Dahlberg, Malin Ejermark, Ulrika Ekendahl



Lena Enberg, Gunilla Ericson, Gunilla Frid, Fredrik Georgsson, Anna Hackberg, Henrik Hovbäck, Claes-Håkan Jakobsson, Bengt-Åke Johansson, Lena-Karin Johansson, Ulla Johansson



Peder Karlén, Stefan Lind, Magnus Rundbladh, Peter Samuelsson, Mikael Sparf, Gunnar Wieslander

Castellum AB



Lars-Erik Jansson, Bengt Andersson, Christina Berggren



Magnus Billström, Ulrika Danielsson, Malin Engelbrecht, Anette Engström, Björn Hallin, Håkan Hellström, Janne Johansson, Andreas Pamp, Lennart Sandell, Gun Åberg


JAMES

James services is an example of a service offered to tenants in some properties in Stockholm and Gothenburg. Among the services offered are dry cleaning, day-to-day shopping.

Customers

Castellum's properties shall be efficient, flexible and customised to suit the tenant's needs. The overall objective is to have satisfied and successful customers. The most important factor in customer relations is therefore the daily dialogue with the customers. The tenants must always know who to contact for the various situations that may occur. Every property has a facility manager for the tenants to contact.

Improvements

For the tenants to perceive Castellum's premises as efficient and flexible a great deal of sensitivity and a positive dialogue is needed in order to be familiar with the tenants' operations and understand the demands and wishes put forward. The planning of work to improve premise efficiency is always made in close dialogue with the tenant.

Added value

An important factor is the ability to offer well thought out services and supplementary services making it possible for the customers to in an efficient way focus on their own operations.

Satisfied Customer Index (SCI)

As a basis for continued improvement work, customer attitudes are measured by means of various internal and external surveys. Castellum has for several years participated in the Property Barometer Satisfied Customer Index (SCI). The SCI consists of three question areas: the overall satisfaction with the landlord, how well the landlord meet the expectations and how close the landlord is to the ideal landlord. The survey shows that the faith in Castellum has improved compared to 2003 and is still consistently high putting Castellum in fourth place among 18 participating real estate companies.

Even though Castellum scored higher than average in every area measured there are still details in the cooperation with the tenants that can be improved and the work to enhance customer relations further will continue.

SATISFIED CUSTOMER INDEX 2004


Castellum
Industry, average
100
90
80
70
60
50
40
30
20
10
0
Location
Faults
Service
Image
Tenant adjustments
Premises
Environmental concern
Complaints
Value for money
Indoor climate

Responsible Business

In all activities employees are repeatedly faced with situations in which their actions are based on their own judgement. It is not possible to control everything with rules and policies, but a starting point must be a corporate culture that is based on high ethical ideals and the ability always to strive to act in a way that does not create ethical or moral misgivings.

There are a number of factors that affect a person's own perception of ethical and moral issues, either on their own or in combination. These factors, which can be referred to as society's value base, go a significant way towards forming a given society's culture. They thus also create the fundamental conditions that determine what is valued, and how, at a given point in time.

The UN's Global Compact code of conduct with its nine principles is largely in line with the basic vision and values that Castellum applies with regard to human rights, labour conditions and environmental issues.


Traktorn 2, Lund

Castellum's values

The way in which companies and employees perform their work on a day-to-day basis are crucial in creating a successful, responsible company. Castellum's objective is to conduct good, sound business in all respects. Castellum's code of conduct is based on a number of principles.

Commercial viability: The reasonable, legitimate demands of various parties must be observed. Actions must be characterised by competence, sound business ethics and acknowledgement of responsibility. Competitive benefits are gained while at the same time treating competitors in a proper way.

Quality and service: Premises are maintained to such a degree that they satisfy promises given and tenants' expectations in terms of service and standards. This is reflected in an attitude that must be characterised by professionalism in contacts with each and every individual.

Laws: Laws and ordinances as well as other applicable rules and regulations must be observed both by employees, tenants and by any supplier/subcontractor engaged.

Discrimination: No employee, tenant or supplier/subcontractor may be discriminated against for reasons of race, skin colour, origin, religion, age, pregnancy or sexual orientation.

Work environment: With due regard to the nature of the business, the work environment must be clean and free from all kinds of pollution for both employees and tenants.

Safety: There must be the best possible levels of safety in the business itself and in and around the properties.

Social responsibility/benefit: In Castellum's role as a major real estate company, with a focus on commercial properties, the company must be able to offer customised premises for various purposes.

In a responsible business the basic principles must serve as a basis for action and be reflected in day-to-day operations.

In ethical issues, behaviour must be whatever is best in the long term for various parties.

Honesty in marketing and contacts with tenants means not promising anything that does not correspond with reality.

The business must be characterised by sound business morals and good business practice. Commitments that are made must be honoured, and promises must be kept. Every agreement must be respected in its spirit, not simply by the letter.

Confidential, sensitive information, relating to both the business and the share price, must be treated with a high degree of confidentiality.

Castellum must strive to provide open information, within the rules prevailing for companies listed on the Stock Exchange, for various groups of interested parties, and must adopt a democratic approach to issues relating to the ability of employees to become involved, and must ensure that there is respect for those with different views.

Being a responsible company must be seen as a competitive benefit.

The company must respect ecological considerations and environmental values for both current and future generations.

Castellum and the Environment

"Castellum's business shall be run with the least possible impact on the environment and shall use resources sparingly in order to contribute towards achieving a sustainable development".

Castellum develops and adds value to its real estate portfolio and works for the business to operate with the least possible impact on the environment and in a way that uses recourses sparingly. All in order to contribute to a sustainable development. A prerequisite for achieving this objective is dedicated and well-educated employees and co-operation with environmentally friendly entrepreneurs, suppliers and consultants. The environmental adaptation process is characterised by a comprehensive longterm view, meaning that the environment is taken into consideration in every decision making process.

In order to succeed with the long term work towards a sustainable Society, Castellum has an environmental management system in the form of a policy, guidelines and overall strategies for a number of environmental areas. The work is performed locally by each subsidiary through annual planning of the environmental work by setting objectives and taking measures, which are followed up regularly. The environment adaptation process is also followed-up every year by external audits. The environmental work has for several years been a natural part of day-to-day operations.

As a confirmation that the work is making progress, Castellum has for 7 years been rated as one of the 50 most environmentally progressive listed companies selected by Robur/Föreningssparbankernas' Environmental Fund.

DISTRIBUTION OF ENERGY CONSUMPTION FOR HEATING


District heating 83%
Oil 7%
Gas 6%
Electricity 4%

ENERGY AND WATER CONSUMPTION

Not adjusted for degree day	2004	2003	2002
District heating MWh	143 565	152 762	144 073
Electricity, MWh	95 129	93 424	89 762
Oil, MWh	11 781	14 091	16 232
Gas, MWh	9 725	8 979	9 319
Total, MWh	**260 200**	**269 256**	**259 386**
Water, m3	765 227	803 445	789 834
Lettable area Dec 31, thous sq.m.	2 505	2 437	2 381

Management support and environmental training

Castellum's management initiated the process to make the operations environmental friendly in 1995 and have always taken an active role in the work. Continuously enhanced skills is a prerequisite for Castellum's organisation where the environmental work is performed in a decentralised way. All employees within Castellum have basic training in environmental matters. Most employees have also completed training in specific areas such as energy matters and materials selection.

During 2005, all employees will participate in an interactive training program, "Environment licence". The training involves approx. five hours of study and is completed by a test covering the nine largest environmental matters.

An internal attitude survey within Castellum shows that environmental issues have very high priority among the employees.

Within Castellum there is an environmental group where the environmental co-ordinator from each company is represented. The group provides a facility for sharing experiences from the environmental work being performed within the Castellum Group. The group also assesses the environmental work and product/methodology development taking place in the world at large.

Co-operation with customers and suppliers

A prerequisite for success with the environmental adaptation process is

active co-operation with tenants, suppliers and entrepreneurs. Procurement is made with suppliers and entrepreneurs that work actively with environmental issues themselves and the requirements are reviewed every year.

Information about the progress being made, in terms of the environmental work, is important in order to keep employees, customers and other interested parties updated and willing to participate in the work. Information is provided by such means as information meetings, customer visits, customer newsletters and the Internet.

The companies within the Castellum Group collaborate with municipal authorities, universities and company associations for sharing of knowledge and experiences. For example Fastighets AB Brostaden takes part in a competition managed by the Swedish Energy Agency in order to develop techniques and measures to reduce energy consumption in the properties.

Environmental work in 2004

Energy

During 2004, Castellum has been working actively towards a lesser use of energy and turning to more environmental adapted energy sources in order to minimise the effect on nature. A regular review of consumption levels enables efforts to be directed towards properties with high consumption and examples of measures implemented are expansion of computerised control and regulatory systems for heating and ventilation, adjustments of thermostat valves and adaptation of cooling to meet users' needs. Work on energy saving is financially profitable and also improves the quality of administration.

During 2004, heating systems have been converted from oil and electricity to district heating in properties totalling approx. 12 thous. sq.m.

Ground heating and cooling have been installed in properties of approx. 5 thous. sq.m. and a follow-up shows that the use of electricity for heating and cooling is halved compared with the use of a conventional system. The pay-off period is 4-5 years and the maintenance cost are the same as for a conventional system.

Ground heating, heating by condensing boilers and heating of hot water through sun panels has been installed in a number of properties with very good results.

Since 2001, the entire Castellum Group uses only electricity labelled "Hydro power".

Environmentally certified properties and materials

An inventory regarding any possible environment or health risk such as hazardous substances, pollution to the ground, radon, moist/mould, OVK (mandatory ventilation control), operations requiring special permits, and energy and water consumption has been completed for 78% of the properties, of which approx. 450 thous. sq.m during 2004. The methods used differ between the companies, an example is "Miljöstatus för byggnader".

Waste

Construction of systems for on site wastesorting with at least six categories has been completed in commercial properties totalling approx. 82 thous. sq.m during 2004. In total, there are systems for on site wastesorting in 55% of the commercial portfolio, correspondent to 1,300 thous. sq.m.

During 2004, the project "Clean ideas" was started together with Malmö University in order to improve on site wastesorting and the tenants commitment.

For further information about Castellum's environmental work see www.castellum.se



Facility manager adjusting the indoor climate in the property Masthugget 26:1, Gothenburg.

The Real Estate Portfolio

The Swedish market is characterised by a large number of players with limited market shares. Castellum, which is one of the largest real estate owners in Sweden, has a market share that can be estimated to approximately 1% of the total commercial rental market.

In Sweden there are almost 3 million properties with a total tax assessment value of SEK 3,600 billion, of which the majority are residential properties. The tax assessment value for properties intended for commercial use (office, retail, warehouse and industrial properties) can be roughly calculated to approx. SEK 700 billion, spread over approx. 200,000 properties. According to available statistics for transactions carried out during the year, the market value amounts to about twice as much, i.e. a market value of SEK 1,500 billion. Of this, Castellum, who is one of the major real estate owners in Sweden, owns approx. SEK 20 billion equivalent to about 1%.

The largest real estate owners in Sweden are, in addition to the listed companies, Swedish and foreign institutional investors and publicly owned companies. In addition, there are a large number of smaller real estate owners, such as smaller real estate and construction companies, the user and private persons. Due to the very scattered ownership without any dominating real estate owner, the competitors differ between the different sub-markets.


Uppsala
Västerås
Örebro
Stockholm
Gothenburg
Mölndal
Borås
Jönköping
Värnamo
Växjö
Helsingborg
Lund
Malmö
Euroroads

The rental market

The rental market, i.e. the market for leasing premises, and its development is closely related to the development of the Swedish economy. With growth in the economy and employment rates, the demand for premises increase. Provided that the supply does not increase more than the demand, the vacancy rates will improve followed by increased rental levels. Continued growth and demand together with low vacancy rates and increasing rental levels makes new construction possible with increasing supply as a consequence. Stagnation in the Swedish economy gives the opposite relation. If the supply increases more than the demand, the vacancies will increase with decreasing rental levels as a result. The magnitude of these cycles dependens on how large the difference is between supply and demand.

The period up to 2001 was charactarised by an increasing demand for premises with decreasing vacancies, increasing rental levels and new construction as a result. The relation is especially significant for the Stockholm market with large increases in rental levels and extensive new construction. The subsequent stagnation, especially in the IT, telecom and financial sectors, decreased demand for premises and particularly the Stockholm market, where new construction had been significant, became unbalanced. This resulted in increasing vacancies as well as decreasing rental levels. Other parts of Sweden, where new construction has been less extensive, have been relatively unaffected regarding vacancies and rental levels.

The economic growth improved during 2004. The business environment had a positive development, mainly due to improved efficiency and costs savings and less to increasing employment rates. The demand for premises appears to have reached bottom during 2004 and some improvement in the demand has been noticed during the later part of the year. Even though, some pressure on prices remain in the Stockholm area, the rental levels in other parts have been relatively stable.

For 2005 the estimation is slow growth in the demand for premises, which will have a positive affect on vacancies in the long-term. However,

the vacancy rate is on such a level that it will take time before the rental levels show real increase.

The real estate market

The real estate market, i.e. the market for buying and selling properties, has during the last couple of years become more and more international with many transactions over national borders. The property prices are mainly based on the net operating income from the properties as well as the buyer's required yield. Even though the net operating income from the properties have been under pressure during the latest years, the property prices have been stable and in many cases increasing. The explanation is that both Swedish and international investors have decreased their required yield. Decreasing required yields is not a Swedish phenomenon, it has also been noticed on the international real estate market.

Turnover on the real estate market has, during 2004, continued to be high with transaction volumes on the same levels as the top-year 2003. Turnover for the year can be roughly estimated to approx. 5% of the total underlying property value.

Castellum's real estate portfolio

Castellum's real estate portfolio is concentrated to a few selected sub-markets where the local subsidiaries have a strong position. Castellum's geographical sub-markets can be characterised as stable, with good prospects for long-term positive growth. The local market conditions, however, do show significant variations even within the individual regions.

On December 31st 2004 Castellum's real estate portfolio comprised 492 properties (500) with a total rental value of SEKm 2,130 (1,995) and a total lettable area of 2,505,000 sq.m. (2,437,000). The book value was SEKm 14,741 (13,911), while a valuation at the year-end indicated a total value of SEKm 19,449 (18,015).

The real estate portfolio which consists solely of Swedish properties in 30 (31) of the 290 municipalities in the country as a whole, is located in five growth regions: Greater Gothenburg, the Öresund region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio, equivalent to 78% of the properties' rental value at the year-end, is in the three major urban regions.

The commercial portfolio consists of office and retail properties, 64%, as well as warehouse and industrial properties, 34%, concentrated to well-located employment areas with good communications and services. Castellum's remaining residential properties, equal to 2% of the portfolio, are situated in central locations in Gothenburg and Helsingborg.

Investments and sales

During the year, investments for a total of SEKm 1,268 (1,108) and sales for a total of SEKm 494 (397), with a capital gain of SEKm 190 (180), were made.

Since 1997, Castellum has made investments of SEK 10 billion and sold properties for SEK 4 billion.

Net leasing

During the year about 600 leases were signed with a total annual value of SEKm 163 (147), while contracts terminated and bankruptcies amounted to SEKm 179 (144). Hence, net leasing for the year was SEKm -16 (3). Reports on the development in the local markets may be found in the various regional summaries.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Book value, SEKm	Number
Real estate portfolio January 1st, 2004	13 911	500
+ Aquisitions	848	20
+ Investments in existing properties	420	–
– Sales	–304	–28
– Depreciation	–132	–
– Write-downs net	–2	–
Real estate portfolio December 31st, 2004	14 741	492

NET LEASING PER QUARTER


SEKm
New leases
Terminations
Net leasing
80
60
40
20
0
-20
-40
-60
-80
2000
2001
2002
2003
2004

CASTELLUM'S REAL ESTATE PORTFOLIO 31-12-2004

	No. of properties	Area thous. sq.m.	Book value, SEKm	*Book value SEK/sq.m.*	Rental value, SEKm	*Rental value, SEK/sq.m.*	Economic occupancy rate	Rental income, SEKm	Property costs, SEKm	*Property costs, SEK/sq.m.*	Net operating income, SEKm	Yield
Office/retail												
Greater Gothenburg	67	335	2 795	*8 360*	368	*1 099*	89.5%	329	89	*265*	240	8.6%
Öresund Region	43	282	2 611	*9 255*	336	*1 190*	91.1%	306	80	*283*	226	8.7%
Greater Stockholm	36	243	1 893	*7 784*	298	*1 224*	82.4%	245	83	*342*	162	8.6%
Western Småland	35	186	1 075	*5 776*	161	*867*	92.8%	150	46	*246*	104	9.7%
Mälardalen	42	177	1 048	*5 919*	160	*903*	89.5%	143	45	*256*	98	9.3%
Total office/retail	**223**	**1 223**	**9 422**	***7 706***	**1 323**	***1 081***	**88.7%**	**1 173**	**343**	***280***	**830**	**8.8%**
Warehouse/industrial												
Greater Gothenburg	82	436	1 896	*4 345*	271	*622*	95.2%	258	52	*119*	206	10.9%
Öresund Region	37	243	880	*3 625*	151	*622*	90.2%	136	36	*147*	100	11.4%
Greater Stockholm	30	179	749	*4 193*	137	*768*	89.1%	122	40	*222*	82	11.0%
Western Småland	32	177	425	*2 397*	78	*441*	83.6%	66	15	*84*	51	11.9%
Mälardalen	27	116	418	*3 599*	73	*628*	84.1%	61	17	*153*	44	10.4%
Total warehouse/industrial	**208**	**1 151**	**4 368**	***3 794***	**710**	***617***	**90.6%**	**643**	**160**	***139***	**483**	**11.1%**
Residential												
Gothenburg	15	23	164	*7 180*	23	*989*	98.9%	23	8	*341*	15	8.9%
Helsingborg	8	27	221	*8 077*	27	*990*	99.2%	27	8	*310*	19	8.3%
Total residential	**23**	**50**	**385**	***7 669***	**50**	***990***	**99.1%**	**50**	**16**	***324***	**34**	**8.6%**
Total	**454**	**2 424**	**14 175**	***5 847***	**2 083**	***859***	**89.6%**	**1 866**	**519**	***214***	**1 347**	**9.5%**
Leasing and property administration									96	*40*	–96	–0.7%
Total after leasing and property administration									**615**	***254***	**1 251**	**8.8%**
Development projects	9	81	401	–	47	–	–	32	16	–	16	–
Undeveloped land	29	–	165	–	–	–	–	–	–	–	–	–
Total	**492**	**2 505**	**14 741**	–	**2 130**	–	–	**1 898**	**631**	–	**1 267**	–

The table above relates to the properties owned by Castellum at the end of the year and reflects the income and costs of the properties as if they had been owned during the whole year. The discrepancy between the net operating income of SEKm 1,267 accounted for above and the net operating income of SEKm 1,231 in the income statement is explained by the deduction of the net operating income of SEKm 5 on properties sold during the year, as well as the adjustment of the net operating income of SEKm 41 on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS



Office/Retail 64%
Warehouse/ Industrial 34%
Residential 2%

RENTAL VALUE BY REGION, EXCL. PROJECTS



Greater Gothenburg 32%
Greater Stockholm 21%
Mälardalen 11%
Öresund Region 25%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2004	2003	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	859	829	799	747	694	665	656	641
Economic occupancy rate	89.6%	90.7%	91.5%	93.0%	92.4%	91.3%	89.7%	88.6%
Property costs, SEK/sq.m.	254	244	235	237	225	231	248	261
Net operating income, SEK/sq.m.	516	508	496	457	416	376	342	307
Yield	8.8%	9.0%	9.1%	9.1%	8.9%	8.4%	8.1%	7.5%
Book value, SEK/sq.m.	5 847	5 664	5 424	4 994	4 694	4 470	4 211	4 105
Number of properties	492	500	508	526	547	565	557	583
Lettable area, thousand sq.m.	2 505	2 437	2 381	2 338	2 309	2 232	2 072	2 106



Rustningen 1, Helsingborg

Investments and Sales

Investments of the year

SEKm 1,268

Sales of the year

SEKm 494

Castellum strives towards constantly improving and developing its real estate portfolio by acquisitions and investments in refurbishment and extension of existing properties as well as new construction. The investments are made in order to improve cash flow and increase the value of the properties. New development projects are added on an ongoing basis through the acquisition of both properties with development potential and unutilised building permissions.

During 2004, Castellum invested a total of SEKm 1,268, of which SEKm 848 were acquisitions and SEKm 420 were investments in existing properties. Castellum completed major projects for a total value of SEKm 400 and has ongoing projects for a total value of SEKm 300, of which the outstanding investment volume amounts to approx. SEKm 200.

Castellum's project portfolio contains good risk exposure with many projects in several locations and with a large number of tenants in several different sectors.

During the year, properties have been sold with a total sales price of SEKm 494 and a capital gain of SEKm 190.

INVESTMENTS AND SALES PER YEAR


SEKm
Investments in existing properties
Acqusitions
Property sales
Net investment
2 000
1 500
1 000
500
0
-500
-1 000
1997
1998
1999
2000
2001
2002
2003
2004

INVESTMENTS AND SALES PER REGION


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
500
400
300
200
100
0
-100
-200
-300
Greater Gothenburg
Öresund Region
Greater Stockholm
Western Småland
Mälardalen

Investments

Greater Gothenburg

Castellum acquired the office property Nordstaden 2:16 of 16,500 sq.m. in Östra Nordstaden in Gothenburg for SEKm 217. The property forms part of the shopping mall Nordstaden. The occupancy rate was approx. 80% at the time of taking possession.

In Gamlestaden in Gothenburg, Castellum acquired the office property Gamlestaden 22:14 of 19,500 sq.m. for SEKm 91. The economic occupancy rate is approx. 95%.

Castellum acquired the office property Berguven 1 of approx. 7,000 sq.m. in Mölndal for SEKm 29. The property holds an unutilised building permission of 5,000 sq.m. The economic occupancy rate was approx. 85% at the time of taking possession.

In the Borgås/Varla area in Kungsbacka, the office and warehouse property Varla 2:415 of approx. 3,400 sq.m. was acquired for SEKm 25. The property also holds an unutilised building permission of 1,000 sq.m. The property was fully let at the time of taking possession.

During the fourth quarter 2004, the investment on the property Kobbegården 6:360 in Sisjön industrial estate in Gothenburg was completed. The investment totalled SEKm 23 and comprised extensions of approx. 4,500 sq.m. warehouse premises to an existing property. The property is fully let.

On the existing property Skår 58:1 an investment of SEKm 52 is in progress. The investment comprises mainly an extension for garage and storage of 4,700 sq.m., but also refurbishment of existing office premises. The investment is expected to be completed during the third quarter of 2005.

Öresund Region

In Lund, Castellum has acquired the office property Traktorn 2 with a lettable area of 12,000 sq.m. for SEKm 114. Most of the premises are let, but some refurbishment and extension work is planned in order to suite several types of operations.

Further, Castellum acquired the property Pilbågen 9 in Berga in Helsingborg for SEKm 55. The property consists of an office and warehouse building totalling 11,700 sq.m. The economic occupancy rate was approx. 70% at the time of taking possession.

In Lund, the office property Rudebok 2 of 4,700 sq.m. was acquired for SEKm 42. The property is fully let.

In the proximityof Castellum's existing real estate portfolio in Berga in Helsingborg, the office property Kroksabeln 18 of 3,500 sq.m. was acquired for SEKm 22. The economic occupancy rate was approx. 90% at the time of taking possession.

In the area Bulltofta in Malmö, Castellum acquired the fully let office property Flygledaren 3 of 1,600 sq.m. for SEKm 12.

The decided investments regarding the conversion of Malmö's old sock factory, Hälsingland 19, to 10,500 sq.m. modern office and retail premises is now completed. The investment totalled SEKm 93. The property's completed premises are fully let, but one additional story is yet to be converted as soon as lease agreements are signed.

During 2004, the investment in the retail property Spännbucklan 16 in Fosie area in Malmö was completed. The investment totalled SEKm 27 and comprised mainly new construction of approx. 2,500 sq.m. retail premises. The property is 85% let.

On the previously undeveloped property Välten 4 in Lund, a new construction of 3,100 sq.m. was completed. The investment totalled SEKm 20 and the property is fully let.

During the year, an ongoing refurbishment process on the property Pilbågen 6 in Helsingborg was completed. The investment comprised conversion of previous warehouse premises into premises for retail of capital goods through investments such as new windows and front doors, ventilation, lighting and electricity. The investment totalled SEKm 19 and the property is fully let.

During the year, an investment in the property Tislarna 9 in Malmö of SEKm 11 was completed. The investment comprises extensive conversion of worn down industrial premises into modern office premises with cooling, garage and storage and an upgrade of the outside environment. The property is 80% let.

On the property Sankt Clemens 22, which is adjacent to the galleria Carl Werner in Lund, Castellum has decided to make investments of SEKm 33 in new construction and refurbishment of 3,300 sq.m. retail premises. The investment is expected to be completed during the fourth quarter of 2005.

In Helsingborg, an investment on the property Kulan 1 is in progress. The investment totals SEKm 26 and comprises mainly extension of approx. 3,300 sq.m. warehouse premises. The investment is expected to be completed during the third quarter of 2005.

Greater Stockholm

Castellum has acquired the site leasehold Lagerhallen 2 in Årsta, Stockholm. The site holds a warehouse and industrial building of approx. 13,000 sq.m. with an economic occupancy rate of 80%. The acqusition price was SEKm 47.

Castellum's investment in the infrastructure in Smista Allé by Kungens kurva is now completed. The investment, which totalled SEKm 35, will provide the area Smista Park, which presently is under development, with higher accessibility and identity.



Nordstaden 2:16, Gothenburg



Gamlestaden 22:14, Gothenburg



Traktorn 2, Lund



Visionen 1, Jönköping

LARGER PROPERTY ACQUISIONS 2004

	SEKm
Nordstaden 2:16, Gothenburg	217
Traktorn 2, Lund	114
Gamlestaden 22:14, Gothenburg	91
Visionen 1, Jönköping	82
Pilbågen 9, Helsingborg	55
Dragarbrunn 16:2, Uppsala	50
Lagerhallen 2, Stockholm	47
Rudebok 2, Lund	42
Berguven 1, Mölndal	29
Varla 2:415, Kungsbacka	25
Kroksabeln 18, Helsingborg	22
Överlappen 13, Jönköping	16
Rödspättan 1, Värnamo	13
Flygledaren 3, Malmö	12
Köpmannen 8, Västerås	11

LARGER COMPLETED PROJECTS 2004

	up to 2004, SEKm
Hälsingland 19, Malmö	93
Smista Park, Stockholm	35
Visiret 2, Stockholm	30
Spännbucklan 16, Malmö	27
Kobbegården 6:360, Gothenburg	23
Vilan 7, Jönköping	23
Välten 4, Lund	20
Pilbågen 6, Helsingborg	19
Ekenäs 1, Stockholm	17
Hotellet 8, Jönköping	15
Tistlarna 9, Malmö	11

LARGER ONGOING PROJECTS 2004

	up to 2004	2005+	to be completed
Skår 58:1, Gothenburg	16	36	Quarter 3, 2005
Boländerna 30:2, Uppsala	34	6	Quarter 1, 2005
St Clemens 22, Lund	1	32	Quarter 4, 2005
Dragarbrunn 16:2, Uppsala	7	25	Quarter 3, 2005
Kulan 1, Helsingborg	1	25	Quarter 4, 2005
Hacksta 1, Västerås	9	16	Quarter 2, 2005
Elektra 3, Stockholm	8	2	Quarter 1, 2005
Vägporten 5, Jönköping	7	2	Quarter 1, 2005

In the just mentioned Smista Park, Castellum completed a new construction aimed for sale of private cars on the property Visiret 2. The investment, which was completed at the year-end, totalled SEKm 30 and the property is fully let.

On the property Ekenäs 1 in Kista, Castellum has completed an investment during the year of SEKm 17. The investment comprised for example a new entrance and refurbishment of office premises.

In Västberga in Northern Stockholm, Castellum invested approx. SEKm 10 in the property Elektra 3. The investment comprises for instance conversion of warehouse premisens to retail and office premises, construction of a new mezzanine, new entrance and improved heating and ventilation. The investment concerns refurbishment for existing tenants and is expected to be completed during the first quarter of 2005.

Western Småland

Castellum acquired the property Visionen 1 located in the A6 area in Jönköping, for SEKm 82. The property consists of office and production premises of approx. 9,600 sq.m. The economic occupancy rate was 85% at the time of taking possession.

During the year, the mainly unlet warehouse property Överlappen 13 of 5,000 sq.m. in Jönköping, was acquired for SEKm 16.

Castellum acquired the warehouse property Rödspättan 1 of 4,700 sq.m. in Värnamo for SEKm 13 during the year. The economic occupancy rate is approx. 50%.

During the year, Castellum completed an investment on the property Vilan 7 in Jönköping. The investment totalled SEKm 23 and comprised refurbishment of a total area of 4,600 sq.m. existing office and warehouse premises on the property. The property is 90% let.

During the first half year 2004, an investment on the property Hotellet 8 in Jönköping was completed. The investment totalled SEKm 15 and comprised refurbishment and expansion of retail premises for existing tenants. The property is in principle fully let.

In Jönköping, Castellum is investing SEKm 9 in the property Vägporten 5. The property's previously worn down industrial premises will be converted into office and retail premises. The property will after the investment, which is expected to be completed during the first quarter of 2005, be fully let.

Mälardalen

Castellum has acquired the office and retail property Dragarbrunn 16:2 of 5,600 sq.m. in central Uppsala for SEKm 50. The office premises, which are presently unlet, will be completely refurbished for SEKm 32. The investment is expected to be completed during the third quarter of 2005.

In Västerås, Castellum acquired the totally unlet warehouse and industrial property Köpmannen 8 of 2,600 sq.m. for SEKm 11.

In Uppsala refurbishment work is in progress in the unlet parts of the property Boländerna 30:2. The investment comprises conversion of approx. 7,000 sq.m. logistics premises into premises for commerce of capital goods as well as a new glass entrance in order to profile the property's new use. The investment of SEKm 40 will be completed during the first quarter of 2005.

In the area Väster Hacksta in Västerås, Castellum will carry out a new construction for SEKm 25. The investment comprises a new built industrial property with a total area of 2,900 sq.m., including an office area. The investment is expected to be completed during the first half of 2005 and the property is fully let.

Sales

Greater Gothenburg

During 2004, Castellum sold 12 properties in Greater Gothenburg for a total of SEKm 223 with a capital gain of SEKm 106.

Of the sales during the year, 8 were residential properties in central Gothenburg which were sold for SEKm 154 with a capital gain of SEKm 82. All the residential properties were sold to tenant-owners' associations.

Further, Castellum has sold three warehouse and industrial properties, of which one was located in Mölndal and two in Gothenburg. The sales totalled SEKm 38 with a capital gain of SEKm 10. Castellum has also sold one office and retail property in central Gothenburg for SEKm 31 with a capital gain of SEKm 14.

Öresund region

In the Öresund region, Castellum has during 2004 sold 13 properties for a total of SEKm 243 with a capital gain of SEKm 83.

Of the sales during the year, 10 were residential properties in Helsingborg which were sold for SEKm 199 with a capital gain of SEKm 72. Four of the properties were sold to tenant-owners' associations.

Further, Castellum sold two warehouse and industrial properties for SEKm 32 with a capital gain of SEKm 7. Of the properties sold one was the only remaining property in Ängelholm and one a property in Lund. In Malmö one small office and retail property was sold for SEKm 12 with a capital gain of SEKm 4.

Western Småland

Castellum has, during the year, sold two industrial properties in Western Småland, one located in Värnamo and one in Gnosjö, for a total of SEKm 16 with a capital gain of SEKm 1.

Mälardalen

During the year, Castellum sold one fully let industrial property of approx. 7,000 sq.m. in Köping, for SEKm 12 which was equal to book value. After the sale, Castellum owns one office property in Köping.



Visiret 2, Stockholm



Dragarbrunn 16:2, Uppsala



Boländerna 30:2, Uppsala


SOLD

Lorensberg 59:2, Gothenburg

Greater Gothenburg

The real estate portfolio in Greater Gothenburg, which mainly is located in Gothenburg, Mölndal and Borås, is equivalent to 32% of Castellum's total real estate holdings.

The Gothenburg region, with just under one million inhabitants, has a central location between Copenhagen, Oslo and Stockholm, making the Gothenburg region a natural centre within Scandinavia. The Gothenburg region has a long and successful tradition of industry and commerce, even if the growth in knowledge-based high-tech companies has increased significantly. The Gothenburg region is not only an important centre for industries, trading and transportations but also a meeting ground for various fairs.


Alingsås
Gothenburg
Mölndal
Borås
Kungsbacka
Euroroads

Gothenburg and Mölndal

Gothenburg is the nation's second largest municipality with a population of almost 500,000 people and Mölndal with almost 60,000 inhabitants is the nation's 36th largest municipality. The area has for many years experienced a positive population growth and the two neighbouring municipalities have grown together. The level of education in the area is higher than the national average and the University and Colleges of Gothenburg hold over 40,000 students.

The municipality of Gothenburg has a well developed infrastructure with among other things the largest harbour in Scandinavia and the airport Landvetter. Mölndal has a strategic location next to the major highways E6, E20 and Söderleden and is one of the strongest growth areas within the Gothenburg region. The Åbro area form, together with Högsbo/Sisjön in the municipality of Gothenburg, Sweden's largest area of trade and industry.

The industry in Gothenburg is extensive and spreads over many fields of business. Industry, trade, and transportation have historically been the most significant fields. In Mölndal the business structure is dominated by electronics, pharmaceuticals, medical technology and hygiene products.

Borås

Borås is located about 60 kilometres east of Gothenburg and is, with its 100,000 inhabitants, Sweden's 13th largest municipality.

The nearness to Landvetter airport, between Gothenburg and Borås, together with the motorway to Gothenburg form the centre of Borås' infrastructure.

Borås was for a long time the centre of the Swedish textile and clothing industry, but it has turned towards being a centre for trade.

The rental market

Greater Gothenburg has for a number of years shown a relatively stable growth. As a result vacancies at the start of new construction projects have been filled by the existing demand. Along with the slowed demand the new construction of not fully let premises has in principle stopped completely. Even though demand has slowed down in some areas, both vacancies as well as rental levels have remained relatively stable. The slow down is mainly referring to the office market, while the demand for warehouse, logistics and retail premises are still strong.

The general vacancies for the region are estimated to 10% for offices, 5% for industrial and warehouse, while insignificant for retail premises.

MARKET RENTS (INCL. HEATING)

	GOTHENBURG	MÖLNDAL	BORÅS
Office			
Central	1 200–2 300	900–1 400	800–1 000
Working area	650 –1 250	500–1 000	400–800
Retail			
Central	3 000–7 2000	1 200–2 500	1 500–2 500
Working area	800–3 600	500–1 500	500–1 200
Warehouse/industrial			
Well-situated	450–850	450–850	350–600

YIELD AT SALES

	GOTHENBURG	MÖLNDAL	BORÅS
Office			
Central	6.0%–8.0%	6.5%–8.0%	7.5%–8.5%
Working area	7.0%–9.0%	7.5%–10.0%	8.5%–11.0%
Retail			
Central	6.0%–7.5%	6.0%–8.0%	7.0%–8.0%
Working area	7.0%–9.0%	7.0%–11.0%	8.0%–11.0%
Warehouse/industrial			
Well-situated	7.5%–10.5%	7.5%–9.5%	9.0%–11.0%

The real estate market

The interest for investing in properties in the region is still strong, which is reflected in the number of larger transactions during the recent years. A continued interest for the region and a stable rental market make the price of properties feel very stable. Even increasing property prices has been noticed in some sub-markets, mainly due to lower required yields.

Castellum's real estate portfolio

Castellum's real estate portfolio in Gothenburg comprises 178 properties with a total area of 794,000 sq.m. and a book value of SEKm 4,913. Of the rental value of SEKm 662, office and retail properties account for 56%, warehouse and industrial 41% and residential 3%.

In central and eastern Gothenburg, there are mainly commercial properties and a smaller residential portfolio. On Hisingen and in Högsbo/Sisjön there are office properties and warehouse and industrial properties.

In the municipality of Mölndal, Castellum's real estate portfolio mainly consists of warehouse and industrial properties and offices in Åbro and Lackarebäck.

In the municipality of Borås, Castellum owns mainly office and retail properties in central Borås, but also a smaller share of warehouse and industrial properties.

There are also mixed holdings in Alingsås, Partille, Kungälv, Kungsbacka and Härryda.

See also the section Castellum's Real Estate Portfolio 2004, with real estate schedule, maps and financial information.

Investments and sales

During 2004, Castellum acquired properties in Greater Gothenburg for a total of SEKm 362, invested a total of SEKm 122 in existing properties and sold properties with a total sales price of SEKm 223 with a capital gain of SEKm 106. See also the section Investments and Sales.

Net leasing

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 50 (41), while contracts terminated amounts to SEKm 40 (33), giving a net leasing of SEKm 10 (8).

Subsidiaries

Castellum's properties in Greater Gothenburg are owned and managed by wholly owned subsidiaries Eklandia Fastighets AB, with its head office in Gothenburg, and Harry Sjögren AB with its head office in Mölndal and local management offices in Borås and Alingsås. Eklandia's real estate portfolio is mainly concentrated to central and northern Gothenburg while Harry Sjögren's properties are located mainly in Högsbo/Sisjön in southern Gothenburg, Mölndal and Borås. Eklandia had 35 employees at the end of the year and Harry Sjögren had 27 employees.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thous. sq.m.	Book value, SEKm	Rental value, SEKm	Percentage of value
Office/retail	335	2 795	368	56%
Warehouse/industrial	436	1 896	271	41%
Residential	23	164	23	3%
Total	**794**	**4 855**	**662**	**100%**
Projects and land	–	58	–	-
Total	**794**	**4 913**	**662**	-

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
1 000
800
600
400
200
0
-200
-400
1997
1998
1999
2000
2001
2002
2003
2004

NET LEASING


SEKm
New leases
Terminations
Net leasing
60
40
20
0
-20
-40
-60
2000
2001
2002
2003
2004

Eklandia Fastighets AB

Harry Sjögren AB

Öresund Region

The real estate portfolio in the Öresund Region, which mainly is situated in Malmö, Lund and Helsingborg, is equivalent to 25% of Castellum's total real estate holdings.


Helsingborg
Malmö
Lund
Euroroads

MARKET RENTS (INCL. HEATING)

	MALMÖ	LUND	HELSINGBORG
Office			
Central	1 300–2 000	1 000–1 900	1 000–1 800
Working area	800–1 300	800–1 200	750–1 350
Retail			
Central	2 000–6 000	2 500–4 000	2 000–4 000
Working area	800–1 500	800–1 500	750–1 700
Warehouse/industrial			
Well-situated	500–750	450–750	450–700

YIELD AT SALES

	MALMÖ	LUND	HELSINGBORG
Office			
Central	6.0%–7.0%	6.0%–7.0%	6.0%–7.0%
Working area	7.0%–9.0%	7.0%–9.0%	7.5%–9.0%
Retail			
Central	5.5%–6.5%	6.0%–7.0%	6.0%–7.0%
Working area	7.0%–8.5%	7.0%–9.0%	8.0%–9.0%
Warehouse/industrial			
Well-situated	8.0%–10.0%	8.0%–9.5%	8.5%–10.0%

The population of the Öresund region is approximately 3.5 million people, with one third on the Swedish side and two thirds on the Danish side. The regions central geographical location in the Baltic region in combination with well developed infrastructure provides good possibilities for distribution and sales in Northern Europe and the expanding Baltic market.

Malmö

Malmö is the nation's third largest municipality with a population of approx. 270,000 persons and strong population growth. The level of education in Malmö is relatively high and the university holds 21,000 students.

The Malmö area has a well developed infrastructure with the Öresund bridge and a number of major motorways meet in the city. Malmö has also a modern harbour and good railroad connections.

Malmö's trade and industry is no longer characterised by a few large companies, but by many small ones. Private service companies is the fastest growing field of business. Other strong fields are logistics, retail and wholesale, and construction and real estate companies. More knowledge based companies in Malmö are found in the fields of biotechnology and medicine, environmental technology, IT and digital media.

Lund

Lund is the nation's 12th largest municipality with about 100,000 inhabitants and a steady population growth. That Lund is one of Sweden's oldest cities holding a university is clearly observed in the population, where the level of education is very high. The University of Lund holds approx. 32,000 students.

Lund has a good infrastructure with the E6 west of the city and the airport Sturup south towards Malmö.

In recent years Lund's knowledge based profile has been strengthened and a large number of international, export oriented companies have established themselves in Lund. Also smaller companies, often knowledge and research-based, with connections to the university and to established companies have been added, partly through Sweden's first and largest research park, Ideon.

Helsingborg

Helsingborg is the nation's ninth largest municipality with about 120,000 inhabitants. The population growth in Helsingborg has also been positive.

Helsingborg's strategic location and good infrastructure, with the major motorways E4 and E6 and Sweden's second largest harbour, has made the city to a centre for sea and land transport. Helsingborg is a trade and logistics centre, but also food, medicine and manufacturing are important fields.

The rental market

The new construction in the region, particularly in Malmö and Lund, has in principle met the increasing demand created by the regional growth. In Helsingborg, the new construction has been very limited. This has provided a relatively good balance between the supply and demand in all

cities, even though a somewhat weaker demand for office premises has been noticed. The balance in new construction has given stable rental levels and relatively unaffected vacancy rates in the region.

The general vacancies for the region are estimated to 10% for offices, 15-20% for industrial and warehouse, while insignificant for retail premises.

The real estate market

The liquidity of the real estate market in the Öresund region has remained high. A stable rental market, and decreased required yields in many sub-markets, have lead to increasing property prices.

Castellum's real estate portfolio

Castellum's real estate portfolio in the Öresund region comprises 93 properties with a total area of 571,000 sq.m. and a book value of SEKm 3,886. Of the rental value of SEKm 514 excl. projects and land, office and retail properties accounts for 65%, warehouse and industrial 30% and residential 5%.

Castellum's portfolio in Malmö comprises only commercial properties in the important and established market areas Jägersro, Fosie, Bulltofta and Norra Hamnen. In central Malmö there is also a portfolio of office and retail properties.

In Lund, Castellum's real estate portfolio comprises commercial properties in the industrial estates Rådbyholm and Gunnesbo and close to the Ideon technology park. There is also a smaller portfolio of office and retail properties located in central Lund.

The portfolio in Helsingborg comprises mainly commercial properties situated primarily in Berga industrial estate and in central Helsingborg. In Helsingborg, there is also a smaller portfolio of residential properties, with attractive locations in the central and northern parts.

See also the section Castellum's Real Estate Portfolio 2004 with real estate schedule, maps and economic information.

Investments and sales

During 2004, Castellum acquired properties in the Öresund region for a total of SEKm 252, invested a total of SEKm 89 in existing properties and sold properties with a total sales price of SEKm 243 with a capital gain of SEKm 83. See also the section Investments and Sales.

Net leasing

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 30 (44), while contracts terminated amounts to SEKm 40 (26), giving a net leasing of SEKm -10 (18).

Subsidiary

Castellum's properties in the Öresund region are owned and managed by its wholly owned subsidiary Fastighets AB Briggen, with its head office in Malmö and local office in Helsingborg. The company's activities comprise two business areas, "Briggen in Öresund" with commercial properties mainly in Malmö, Lund and Helsingborg, and "SkåneBo" with residential properties in Helsingborg. At the year-end Briggen had 29 employees.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thous. sq.m.	Book value, SEKm	Rental value, SEKm	Percentage of value
Office/retail	282	2 611	336	65%
Warehouse/industrial	243	880	151	30%
Residential	27	221	27	5%
Total	**552**	**3 712**	**514**	**100%**
Projects and land	19	174	7	–
Total	**571**	**3 886**	**521**	**-**

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Property sales
Acquisitions
Net investment
1 000
800
600
400
200
0
-200
-400
1997
1998
1999
2000
2001
2002
2003
2004

NET LEASING


SEKm
New leases
Terminations
Net leasing
60
40
20
0
-20
-40
-60
2000
2001
2002
2003
2004

BRIGGEN

Greater Stockholm

The real estate portfolio in Greater Stockholm, which mainly is gathered in expansive inner suburbs with good communications and services, is equivalent to 21% of Castellum's total real estate holdings.

The Greater Stockholm region has for a long period of time experienced strong growth in both population and employment, but this stopped with the decline in IT-, telecom and financial sectors. During 2004, the economic situation has improved with a growth in the economy, even if few new job opportunities have been created. The population in Greater Stockholm has a high level of education in general and amounts to about 1.8 million inhabitants. The municipality of Stockholm, which by far is Sweden's largest, has a population of approx. 800,000.

The inner suburbs of Greater Stockholm can roughly be dividend into north and south of the city, where there are mainly service-based companies in the north and production and distribution companies in the south.


Stockholm
Euroroads

MARKET RENTS (INCL. HEATING)

	INNER SUBURBS	INNER CITY
Office		
Central	1 500–2 100	2 500–3 600
Working area	800–1 600	1 500–2 900
Retail		
Central	1 500–4 000	3 500–11 000
Working area	700–2 000	1 500–4 000
Warehouse/industrial		
Well-situated	600–900	

YIELD AT SALES

	INNER SUBURBS	INNER CITY
Office		
Central	7.0%–8.0%	6.0%–6.5%
Working area	7.5%–9.0%	6.5%–7.0%
Butik		
Central	7.0%–7.5%	6.0%–6.5%
Working area	7.5%–8.5%	6.5%–7.0%
Warehouse/industrial		
Well-situated	8.5%–9.5%	

Stockholm north

The infrastructure in the Greater Stockholm region is well developed with for instance the two airports Arlanda and Bromma. Stockholm has also several harbours, which to a large extent are used for passenger transportations. The municipality of Sollentuna, which has a strategic location between Stockholm city and Arlanda airport, consists of a number of submarkets with office and industrial premises. In the north-eastern part of Bromma, in the municipality of Stockholm, is Mariehäll. The area has a fairly even split between commerce, communication, manufacturing and service businesses.

Kista, in the municipality of Stockholm, is the location of Kista Science Park – one of Northern Europe's most dynamic business parks.

Stockholm south

Johanneshov, which is situated south of Stockholm close to the Globen area, has an economy dominated by commerce and communication, as well as an increasing portion of service companies. Skärholmen and Kungens kurva is located south of Johanneshov. In Skärholmen there are offices, residential properties and shopping centre. Kungens kurva is most notable for its retail trade in the form of hypermarkets. Close to Kungens kurva, by the E4, is Smista Allé.

The rental market

The unbalance of supply and demand has, in recent years, provided both increasing vacancies as well as lower rental levels. During 2004, the demand seemed to increase and both vacancies as well as rental levels have stabilized.

The general vacancy in the region is estimated to 15-20% for offices, 10-15% for industry and warehouse premises, whereas it is insignificant for retail.

The real estate market

The real estate market varies between different submarkets and leasing situations. For central properties with secure long-term leases the demand is still strong, especially foreign investors show large interest. For properties with large vacancies the liquidity is still low, since buyers and sellers are far apart with respect to prices. A slight decrease in required yields have lead to increased value for properties with stable cash flow.

For properties with decreasing rental income the lower required yields have meant in principle unchanged price levels.

Castellum's real estate portfolio

Castellum's real estate portfolio in Greater Stockholm comprises 70 properties with a total area of 422,000 sq.m. and a book value of SEKm 2,720. Of the rental value of SEKm 435, office and retail properties account for 69% and warehouse and industrial properties 31%.

In the northern suburbs, Castellum owns properties in for instance Mariehäll in Bromma, Elektronikbyn in Kista, Sollentuna, Veddesta/Lunda and Rosersberg. The real estate portfolio consists of larger office and retail properties in Mariehäll in Bromma, Elektronikbyn in Kista and Sollentuna, whereas warehouse and industrial properties are located in Veddesta/Lunda and Rosersberg.

In the southern suburbs, Castellum's real estate portfolio is located in for instance Johanneshov, Skärholmen/Kungens kurva, Botkyrka and Nacka. In Johanneshov and Skärholmen, there are larger office and retail properties whereas warehouse and industrial properties are located in Botkyrka.

See also the section Castellum's Real Estate Portfolio 2004 with real estate schedule, maps and economic information.

Investments and sales

During 2004, Castellum acquired properties in the Greater Stockholm for a total of SEKm 47 and invested a total of SEKm 102 in existing properties. During 2004, Castellum has not sold any property in Greater Stockholm. See also the section Investments and Sales.

Net leasing

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 37 (20), while contracts terminated amounts to SEKm 53 (45), giving a net leasing of SEKm -16 (-25).

Subsidiary

Castellum's properties in Greater Stockholm are owned and managed by the wholly owned subsidiary Fastighets AB Brostaden, with its head office in Stockholm. Brostaden's operations are divided into five market areas, with nine local facilities managers taking care of the daily contact with the customers. At the year-end Brostaden had 34 employees.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thosu. sq.m.	Book value, SEKm	Rental value, SEKm	Percentage of value
Office/retail	243	1 893	298	69%
Warehouse/industrial	179	749	137	31%
Total	**422**	**2 642**	**435**	**100%**
Projects and land	-	78	-	-
Total	**422**	**2 720**	**435**	**-**

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
500
400
300
200
100
0
-100
-200
1997
1998
1999
2000
2001
2002
2003
2004

NET LEASING


SEKm
New leases
Terminations
Net leasing
60
40
20
0
-20
-40
-60
2000
2001
2002
2003
2004

BROSTADEN

Western Småland

The real estate portfolio in Western Småland, which mainly is located in Värnamo, Jönköping and Växjö, is equivalent to 11% of Castellum's total real estate holdings.


Jönköping
Värnamo
Växjö
Euroroads

MARKET RENTS (INCL. HEATING)

	VÄRNAMO	JÖNKÖPING	VÄXJÖ
Office			
Central	700–1 300	800–1 400	800–1 400
Working area	550–850	600–1 100	500–1 000
Retail			
Central	900–1 800	1 000–2 500	1 000–2 000
Working area	500–1 000	600–1 200	550–1 000
Warehouse/industrial			
Well-situated	350–550	400–700	400–600

YIELD AT SALES

	VÄRNAMO	JÖNKÖPING	VÄXJÖ
Office			
Central	8.0%–9.0%	7.5%–9.0%	8.0%–9.0%
Working area	9.0%–11.0%	8.5%–9.5%	8.5%–10.0%
Retail			
Central	8.0%–9.5%	7.5%–9.0%	7.5%–9.0%
Working area	9.0%–11.5%	8.0%–10.0%	9.0%–11.0%
Warehouse/industrial			
Well-situated	9.5%–12.0%	9.0%–11.0%	9.0%–11.0%

Castellum's Western Småland region comprises mainly the municipalities Värnamo, Jönköping and Växjö, and has for a long time enjoyed a stable growth in both economy and employment.

Småland's local economy is well known for the entrepreneurial spirit and is one of the most attractive regions for small businesses in Sweden, with a number of successful companies.

Värnamo

Värnamo is the nation's 72nd largest municipality with a population of approx. 30,000 people and has shown a stable population during recent years. The estimated reception area for the city is about 100,000 inhabitants.

The good infrastructure in Värnamo, with the E4 passing through the city and the railroad connections, is a prerequisite for a successful industry and easy access.

Värnamo's population has a strong tradition of small businesses and the city, which has historically been a significant marketplace, has developed to become a centre of commerce and services. The manufacturing companies are small but many, and are primarily found in the sectors metal, machinery, plastics, rubber and wood processing. The industry is to a large degree export-oriented.

Jönköping

Jönköping is the nation's tenth largest municipality in terms of population, with just under 120,000 inhabitants. Jönköping has during the latest years experienced an even population growth. The level of education in Jönköping is relatively high and over 8,000 students study at the fast growing university.

The strategic location with many major highways, including E4, and access to both airport and railway has developed Jönköping to a centre for logistics within the Nordic countries. Within a radius of 200 kilometres, a market comprising 30% of the country's population can be reached. From Jönköping the distance to both Stockholm and Malmö is about 300 kilometres, while it is 150 kilometres to Gothenburg. Therefore many companies have Jönköping as a base for storage and distribution. The local economy is diverse and expansive, and comprises mainly small and medium-sized companies.

Växjö

Växjö is the 22nd largest municipality in Sweden with almost 80,000 inhabitants and has had an even population growth for many years. The level of education in Växjö is high and the share of students in the city is large with about 14,000 students enrolled at the University of Växjö.

Good access to means of communication and education have turned Växjö into an attractive city. There is a good mixture of companies in basic industries such as woods and manufacturing and companies with a hi-technological profile. Large internationally recognised companies are also mixed together with small and mid-size companies.

The rental market

In Småland no new construction of unlet premises have been started. This has given a working balance between supply and demand. The last years' somewhat lower demand has thus been met with very limited new construction. Both vacancies and rental levels have therefore been stable over the last years.

The general vacancy in the region is estimated to 10% for office, 15% for industrial and warehouse premises, while it is insignificant for retail.

The real estate market

On the real estate market the investors' required yield has remained unchanged, which along with a rental market in balance have meant stale prices of property.

Castellum's real estate portfolio

Castellum's real estate portfolio in Western Småland comprises 76 properties with a total area of 380,000 sq.m. and a book value of SEKm 1,562. Of the rental value of SEKm 239 excl. projects and land, office and retail properties account for 67% and warehouse and industrial properties 33%. The main focus of Castellum's real estate portfolio is in Värnamo, Jönköping and Växjö.

In Värnamo, Castellum's real estate portfolio is mainly concentrated to very centrally situated office and retail properties as well as warehouse and industrial properties in expansive industrial estates.

In Jönköping, there are mainly office and retail properties situated in attractive areas such as Rosenlund, central Jönköping and A6.

In Växjö, Castellum owns mainly office and retail properties in the central parts and within the expansive area Västra Mark where also warehouse and industrial properties are found.

See also the section Castellum's Real Estate Portfolio 2004 with real estate schedule, maps and economic information.

Investments and sales

During 2004, Castellum acquired properties in Western Småland for a total of SEKm 111, invested a total of SEKm 39 in existing properties and sold properties with a total sales price of SEKm 16 with a capital gain of SEKm 1. See also the section Investments and Sales.

Net leasing

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 19 (15), while contracts terminated amounts to SEKm 17 (15), giving a net leasing of SEKm 2 (0).

Subsidiary

Castellum's properties in Western Småland are owned and managed by the wholly owned subsidiary Fastighets AB Corallen, with its head office in Värnamo. The company also has local management offices in Jönköping and Växjö. At the year-end Corallen had 22 employees.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thous. sq.m.	Book value, SEKm	Rental value, SEKm	Percentage of value
Office/retail	186	1 075	161	67%
Warehouse/industrial	177	425	78	33%
Total	**363**	**1 500**	**239**	**100%**
Projects and land	17	62	10	–
Total	**380**	**1 562**	**249**	**–**

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
500
400
300
200
100
0
-100
-200
1997
1998
1999
2000
2001
2002
2003
2004

NET LEASING


SEKm
New leases
Terminations
Net leasing
60
40
20
0
-20
-40
-60
2000
2001
2002
2003
2004

Corallen

Mälardalen

The real estate portfolio in Mälardalen, which mainly is located in Örebro, Uppsala and Västerås, is equivalent to 11% of Castellum's total real estate holdings.


Uppsala
Västerås
Örebro
Euroroads

MARKET RENTS (INCL. HEATING)

	ÖREBRO	UPPSALA	VÄSTERÅS
Office			
Central	800–1 300	1 200–1 900	900–1 200
Working area	600–1 100	700–1 200	600–1 000
Retail			
Central	1 400–3 000	2 000–4 000	1 400–3 000
Working area	600–800	700–2 000	600–1 500
Warehouse/industrial			
Well-situated	400–700	500–700	400–600

YIELD AT SALES

	ÖREBRO	UPPSALA	VÄSTERÅS
Office			
Central	7.5%–8.5%	7.0%–8.0%	8.0%–9.0%
Working area	8.5%–9.5%	7.5%–9.0%	8.5%–9.0%
Retail			
Central	7.5%–8.5%	6.5%–8.0%	7.5%–8.5%
Working area	8.5%–10.0%	7.5%–9.0%	8.5%–9.0%
Warehouse/industrial			
Well-situated	9.0%–11.0%	8.5%–9.0%	9.0%–11.0%

Mälardalen is a region with close to half a million inhabitants, a positive population growth and a good business structure. The highest growth rates are seen in towns with universities or colleges.

The Mälar line and the Svealand line have improved communications between Stockholm and Örebro via Västerås and Eskilstuna respectively.

Örebro

Örebro is the nation's seventh largest municipality and the number of inhabitants amounts to almost 130,000 persons. The population growth in Örebro has been high and stable for many years. The level of education in the municipality is high and the university today holds almost 13,000 students.

Örebro has a strategic location with large roads such as E18/E20 and highway 51/60, good railroad connections and an airport. The location and good communications have made Örebro a centre for transport, freight forwarding and warehousing.

The economy in Örebro is diverse with businesses in the fields of commerce, service, administration and a variety of manufacturing industries. There is no single dominant employer in Örebro but rather a large number of medium-sized companies as well as several municipal administrative bodies.

Uppsala

The municipality of Uppsala has approx. 180,000 inhabitants and is the fourth largest in Sweden. With Sweden's oldest university the city is largely characterized by the students and the population has a high level of education.

Uppsala has a central location in a region with strong growth and has for many years been one of the most expansive municipalities in Sweden. At the University of Uppsala wide-ranging research is conducted in a number of different fields.

Uppsala is a municipality holding a dynamic industry focusing on knowledge, ideas and entrepreneurial flair. The economy in Uppsala is a multi-faceted one, characterised above all by relatively small companies and to a large extent comprising hi-tech based service and industrial companies.

Västerås

Västerås is the nation's sixth largest municipality with around 130,000 inhabitants. The population growth has in recent years been positive. Västerås also holds a college and the level of education in the city is high.

The infrastructure in the region is important for the economic growth and Västerås has a strategic location by the E18 and a well developed rail road system and an airport. Västerås also has the largest inland port in the Nordic countries.

The good means of transportation in Västerås together with its central location have led to the growth of many small companies, for instance in the Kopparlunden Technology Park, which Castellum owns a large part of. In the municipality there are also medium-sized and large companies specialising in electrical, data, energy and environmental engineering.

The rental market

The very limited supply of new constructed premises, together with the region's population growth meant that the downturn in the Swedish

economy have had only marginal effects on vacancies and in principle no effect on rental levels. Depending on the local business structure, the highest demand is for industrial and logistics premises, retail premises and smaller offices.

The general vacancy in the region is estimated to 10% for offices, 10-15% for warehouse and industrial premises, while it is insignificant for retail.

The real estate market

In Örebro and Västerås the relatively stable rental market, together with unchanged required yields have meant stable property prices. However, a slight decrease in required yields can be observed in some submarkets in Uppsala, with increasing property prices as a result.

Castellum's real estate portfolio

Castellum's real estate portfolio in Mälardalen comprises 75 properties with a total area of 338,000 sq.m. and a book value of SEKm 1,660. Of the rental value of SEKm 233 excl. projects and land, office and retail properties account for 69% and warehouse and industrial properties 31%. The main focus of Castellum's real estate portfolio is in Örebro, Uppsala and Västerås. The competitive position is strengthened by the fact that the properties are concentrated around the main employment areas in each town.

In Örebro, Castellum's real estate portfolio is mainly concentrated to the area Aspholmen. The portfolio consists of a mix of office and retail properties and warehouse and industrial properties.

In Uppsala, Castellum owns mainly office and retail properties, but also warehouse and industrial properties. The properties are situated in Fyrislund, Boländerna and along Kungsgatan.

In Västerås, Castellum owns a mix of office and retail properties and warehouse and industrial properties. The real estate portfolio is situated in the important and established market areas Kopparlunden, Bäckby, Stenby, Hälla and Tunbytorp.

Castellum also owns a minor real estate portfolio in Märsta and one remaining property in Köping.

See also the section Castellum's Real Estate Portfolio 2004 with real estate schedule, maps and economic information.

Investments and sales

During 2004, Castellum acquired properties in Mälardalen for a total of SEKm 76, invested a total of SEKm 68 in existing properties and sold one property with a total sale price of SEKm 12, which was equal to book value. See also the section Investments and Sales.

Net leasing

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 27 (27), while contracts terminated amounts to SEKm 29 (25), giving a net leasing of SEKm -2 (2).

Subsidiary

Castellum's properties in Mälardalen are owned and managed by the wholly owned subsidiary Aspholmen Fastigheter AB with its head office in Örebro. The company has local management offices in Västerås and Uppsala. At the year-end Aspholmen had 25 employees.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thous. sq.m.	Book value, SEKm	Rental value, SEKm	Percentage of value
Office/retail	177	1 048	160	69%
Warehouse/industrial	116	418	73	31%
Total	**293**	**1 466**	**233**	**100%**
Projects and land	45	194	30	-
Total	**338**	**1 660**	**263**	-

INVESTEMENTS AND SALES


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
500
400
300
200
100
0
-100
-200
1997
1998
1999
2000
2001
2002
2003
2004

NET LEASING


SEKm
New leases
Terminations
Net leasing
60
40
20
0
-20
-40
-60
2000
2001
2002
2003
2004

ASPHOLMEN FASTIGHETER AB

Building Permissions and Potential Projects

Castellum owns approx. 700,000 sq.m. building permissions, of which there are finalised projects with accepted detail plans of approx. 250,000 sq.m.

Part of Castellum's strategy is to new construct premises when this is a competitive and functional alternative. In order to offer the tenant new constructed premises with the shortest possible time for moving in, it is a competitive advantage to own building permissions in attractive locations with approved detail plans. Castellum has finalised projects to the order of 250,000 sq.m., which can be started relatively promptly provided that lease agreements have been signed. With an assumed production cost of SEK 10,000/sq.m., this corresponds to a project volume of SEK 2.5 billion. In addition there are further approx. 450,000 sq.m. building permissions.

Greater Gothenburg

In Högsbo-Sisjön-Åbro, which is Sweden's largest industrial estate, Castellum owns a large number of building permissions for a total of approx. 97,000 sq.m. Castellum is discussing with potential tenants of new construction in the area on an ongoing basis.

Lackarebäck, to the south of Gothenburg, is a dynamic commercial area where Castellum owns several properties. The area does, however, require refurbishment to be made more attractive. Discussions on this matter have begun with interested parties in the area.

Just to the south of Gothenburg, with an attractive highly visible location by the E6/E20 and close to the highway 40 to Landvetter and Borås, "Tändstickan" is located, a site with building permission for new construction of around 35,000 sq.m. office premises. A detailed plan for the area has been confirmed.

In addition to the above mentioned projects, there are sites in Greater Gothenburg with further building permissions of approx. 115,000 sq.m.

Öresund Region

The project Edison Park in Lund, which aims to attract leading-edge companies in the fields of technology, electronics and medicine, contains building permissions that provide for an additional construction of four buildings for a total of approx. 20,000 sq.m. The project can be started quickly based on demand.

Next to Edison Park in Lund, Castellum also owns the property Höjdpunkten 2, with the opportunity to build premises of up to approx. 30,000 sq.m. The property will form the entrance to the new, large commercial area planned in Brunnshög.

Next to the large project property Kampen, in the Sofielund industrial estate in Malmö, Castellum owns the property Intäkten, which can be refurbished to create both an attractive gateway to the area and additional car parking capacity. The existing main building can be converted into modern offices covering approx. 1,800 sq.m. and it will be possible to build a new office building of around 1,400 sq.m. The investment is estimated to SEKm 28 and construction will be started when lease agreements have been signed.

In addition to the above mentioned projects, there are sites in the Öresund region with building permissions for a further 50,000 sq.m.

BUILDING PERMISSIONS 31-12-2004

Region/Area	Building permissions, thous. sq.m.
Greater Gothenburg	**272**
Högsbo-Sisjön-Åbro	97
Hisingen	56
Gothenburg	47
Rest of Greater Gothenburg	72
Öresund Region	**101**
Lund	61
Malmö	27
Helsingborg	13
Greater Stockholm	**218**
Sollentuna	110
Huddinge	71
Johanneshov	28
Rest of Greater Stockholm	9
Western Småland	**78**
Värnamo	34
Jönköping	21
Växjö	15
Rest of Western Småland	8
Mälardalen	**40**
Västerås	21
Uppsala	11
Örebro	6
Rest of Mälardalen	2
Total	**709**

Greater Stockholm

In Johanneshov, in southern Stockholm, Castellum owns several neighbouring properties that have building permissions, providing the basis for a coordinated, integrated development of the area. By Bolidenplan is Linde Torp, which is a planned building permission of around 17,000 sq.m. Castellum also owns some neighbouring properties in the district Renseriet, where further potential for expansion can be created by demolishing some of the existing buildings and utilising undeveloped land. A detailed plan is being drawn up with the aim of obtaining, building permissions for an additional 15,000 sq.m. in the area.

North of Stockholm, by the E4/E20 about half way to Arlanda airport, Norrviken Strand is located, a major site with building permission for approx. 110,000 sq.m. This is a premier site for the future with access to both good communications and beautiful natural surroundings. During 2004, changes to the detail plan was started in order to use parts of the area for residential properties and commerce.

By the E4/E20, at Kungens kurva in Huddinge is Smista Allé, which is one of the largest sites with building permissions in Greater Stockholm. For the building permissions of approx. 70,000 sq.m. there are a detailed plans with focus on offices, retail of capital goods and warehouses.

In Mariehäll in Bromma, detailed planning work is under way in the Archimedes and Vallonsmidet district, with the aim of creating new building permissions for extensions and new constructions of approx. 20,000 sq.m.

In addition to the above mentioned projects, there are sites in Greater Stockholm with building permissions for a further 9,000 sq.m.

Western Småland

In Western Småland, there are several potential refurbishment and new construction projects. Castellum holds building permissions for a total of 78,000 sq.m.

Mälardalen

In central Västerås, Castellum owns part of the Kopparlunden area, which is one of the most interesting development areas in Västerås. In the area, project properties are owned with approx. 20,000 sq.m. building permissions, representing future new construction, extensions and refurbishment.

In addition to the above mentioned projects, there are sites in Mälardalen with building permissions for a further 20,000 sq.m.



Tändstickan, Gothenburg



Norrviken Strand, Stockholm



Smista Allé, Huddinge



lunden, Västerås

EQUITY/ASSETS RATIO AND INTEREST COVERAGE RATIO


Equity/assets ratio, %
Interest coverage ratio, %
50
400
40
300
30
200
20
100
10
0
1997 1998 1999 2000 2001 2002 2003 2004
Equity/assets ratio
Interest coverage ratio
Objective, Equity/assets ratio and interest coverage ratio
(The objective for the interest coverage ratio was set in 2001)

FINANCING 31-12-2004


Shareholders' equity
SEKm 4 927 (33%)
Interest-bearing liabilities
SEKm 8 834 (60%)
Non interest-bearing liabilities
SEKm 1 081 (7%)

Financing

Owning properties demands financing in the form of equity and interest bearing loans. The share of equity in relation to interest bearing loans is decided partly by the choosen financial risk level, partly by the share of equity required to receive loans in banks. By setting objectives for the capital structure the level of financial risk is determined, in order to meet the required return on equity, secure room for investments and to receive necessary funding. Castellum's financial policy contains objectives for the capital structure and instructions for how other financial risks should be managed. A more detailed description of how the financial risks should be managed is described in note 18.

Objectives

The objectives for the capital structure is a visible equity/assets ratio of at least 30% and an interest coverage ratio of at least 200%. The financial operations in Castellum is managed in order to secure the need for short- and long-term funding. The interest rate risk is managed in order to achieve a low and stable net interest income/cost.

Capital structure

The book value of Castellum's assets amounts to SEKm 14,842 (14,111). They are financed partly through equity of SEKm 4,927 (4,689) equivalent to an equity/assets ratio of 33%, and partly through liabilities of SEKm 9,915 (9,422), of which most are interest-bearing.

Organisation

Castellum is the Group bank and all financial management is centralised to the parent company. The treasury department is for instance responsible for the Group's funding, interest rate risk management, financing of the subsidiaries and cash management. The treasury department consists of three persons.

Long-term liabilities

To be short of necessary funding is Castellum's single largest financial risk and interest costs on loans is the single largest cost item. It is therefore of

INTEREST RATE TREND JANUARY 1ST, 1993 - JANUARY 28TH, 2005


%
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
STIBOR 3 month
Swap rate 5 years
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

great importance for Castellum to closely monitor and adjust the financial management to the development of the credit- and interest rate markets, since this may affect both existing and future funding and earnings trend.

Castellum's strategy to manage funding, is by adding new and renegotiating existing credit agreements on an ongoing basis. This creates the preconditions for having access to desired and competitive funding to known terms, at any given point in time. In order to manage the interest rate risk, mainly loans with short term fixed interest rates are drawn, which get the desired fixed interest term through the use of interest rate swaps. The use of short-term loans in combination with interest rate swaps, is a cost-effective and flexible method in order to change the fixed interest term and to achieve the desired hedge of interest rate costs on changes in the market interest rate. The five-year swap rate and the three-month STIBOR rate are the interest rates that have the greatest effect on Castellum's funding costs, since these interest rates form the base for Castellum's primary interest rates. On top of the interest rate base, Castellum pays a margin, which is the compensation that the credit lender demands on the loans.

Financing structure

Funding is provided by drawing short term loans under long term credit agreements or by issuing commercial papers on the Swedish money market. Castellum can increase or decrease the allocation under the long-term credit agreements. The objective is to minimize the interest-bearing liabilities and cash is therefore used primarily to repay outstanding debts. After deduction of liquid assets of SEKm 7 (33), net interest bearing items were SEKm 8,827 (8,565), as of 31 December, 2004. Castellum had, at the same date, long-term binding credit agreements totalling SEKm 10,958 (10,059), short-term binding credit agreements totalling SEKm 732 (694) and a commercial paper programme of SEKm 3,000 (2,500). Outstanding commercial papers of SEKm 2,417 are fully covered by unutilized long-term credit agreements. Castellum's credit agreements/-limits is seen in the table below. The duration of the long-term credit agreements as of 31 December 2004 was 6.3 years.

To secure access to short- and long-term credit agreements, Castellum has, during 2004, renegotiated and negotiated new credit agreements totalling SEKm 10,982. On account of the continued high demand for Castellum's commercial papers, the limit for the commercial paper programme has been increased by SEKm 500 to SEKm 3,000.

Interest rate maturity structure

The average effective interest rate as of 31 December, 2004 was 4.8% (5.2%). The average fixed interest term on the same date was 2.4 years (2.7) and the share of loans with interest rate maturity during the next 12 months was 36% (38%). Assuming an unchanged volume of loans and an unchanged average fixed interest rate structure, an immediate change in the market interest rate of one percentage unit would affect net finacial items by SEKm 28 during 2005, which is equivalent to 4% of Castellum's cash flow from management. The average interest rate of a portfolio of loans with a corresponding interest rate maturity structure was 3.6% as of 31 December, 2004. The difference is partly due to falling market interest rates since deal date, partly due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is valued as a 2-year fixed interest term). This gives a theoretical market value in the interest rate swap portfolio, which as of 31 December, 2004, was SEKm -391.

CREDIT AGREEMENTS/-LIMITS

Credit agreements/-limits	Amount, SEKm	Utilized
Long-term binding credit agreements	10 958	6 288
Short-term binding credit agreements	732	122
Commercial paper programme	3 000	2 417
Total	14 690	8 827

CREDIT MATURITY


Loan maturity, SEKm
Loan amount, utilized
Loan amount, unutilized
10 000
8 000
6 000
4 000
2 000
0
1 year
2 years
3 years
4 years
5 years
>5 years

CREDIT AGREEMENTS/-LIMITS CHANGE OF THE YEAR

Opening balance credit agreements/-limits 2004	13 253
Increase of commercial paper programme	500
New credit agreements	3 450
Renegotiated and extended credit agreements	+/-7 532
Closed credit agreements	-2 513
Closing balance credit agreements/-limits 2004	14 690

INTEREST RATE MATURITY


Interest rate maturity, SEKm (bars)
Average interest rate, % (line)
3 500
3 000
2 500
2 000
1 500
1 000
500
0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
1 year
2 years
3 years
4 years
5 years
>5 years

The Castellum Share

Dividend

The Board intends to propose the Annual General Meeting to decide on a dividend of SEK 9.50 per share, an increase of 12% compared with previous year. The dividend ratio is 68% of net income, excluding net write-downs and after a 28% tax deduction.

If the AGM decides to accept the Board's dividend proposal, of Wednesday March 30th, 2005 as the record day for payment of the dividend, the share will be traded including the dividend up to and including the day for the Annual General Meeting, Wednesday March 23rd, 2005, while payment of the dividend is expected to take place on Monday April 4th, 2005.

Share price and total yield

The price of the Castellum share at the year-end was SEK 238.

During 2004 the total yield on the Castellum share, including dividend payment of SEK 8.50, was 45%.

Since its introduction to the stock exchange on May 23rd 1997, the Castellum share's total yield, compared to the introductory price of SEK 51, has been on average 25% per annum. The corresponding figures for the Swedish stock exchange, and the Swedish and European real estate sectors may be seen in the adjacent table.

TOTAL YIELD (INCLUDING DIVIDEND)

	2004	On average per year May 1997-Dec 2004
The Castellum share	+45.0%	+25.0%
Stockholm Stock Exchange (SIX)	+20.8%	+6.1%
Real Estate Index Sweden (EPRA)	+48.8%	+17.2%
Real Estate Index Europe (EPRA)	+41.7%	+12.9%

THE SHARE'S DIVIDEND YIELD


%
Last proposed/actual dividend in relation to share price
7
6
5
4
3
2
1
0
1998
1999
2000
2001
2002
2003
2004
2005

THE SHARE'S P/E AND P/CE


Share price in relation to rolling quarterly net income
P/E
P/CE
25
20
15
10
5
0
1998
1999
2000
2001
2002
2003
2004
2005

THE SHARE'S PRICE/NAV


%
Before tax
After 28% tax
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
2005

Key figures relating to the share price

Dividend capacity / Yield

The proposed dividend of SEK 9.50 corresponds to a yield of 4% on the basis of the share price at the year-end.

Earning capacity / P/E-ratio and P/CE-ratio

The net income per share, excluding net write-downs and after a 28% tax deduction, was SEK 14.02 for 2004, which compared to the share price at the year-end represents a P/E-ratio of 17. Cash flow per share was SEK 18.17, representing a P/CE-ratio of 13.

Net asset valuation

At the end of the year the pre tax net asset value per share was SEK 246. The share price at the year-end was thus 97% of calculated net asset value. Corresponding figures for net asset value, after a 28% tax deduction, are SEK 203 and 117% respectively.

Market capitalisation and share turnover

Market capitalisation, i.e. the value of all outstanding shares in Castellum, on December 31st, 2004 was SEKm 9,758.

During 2004, the turnover was 21.6 million shares, equivalent to an average of 85,000 shares per day, corresponding on an annual basis to a turnover rate of 53% based on the number of outstanding shares at the beginning of the year.

Shareholders

At the year-end, Castellum had approx. 8,900 shareholders. The proportion of shares registered abroad at the year-end was 37%. Shareholders registered abroad can not be broken down in terms of directly held and nominee registered shares.

Share capital, number of shares and repurchase

The share capital amounts to SEKm 86, distributed among 43,001,677 A-shares with a nominal value of SEK 2 per share. Each share, except the company's own repurchased shares, entitles the holder to one vote and carries an equal right to a share in Castellum's capital. There are no potential shares, such as convertible shares. Changes in share capital and the number of shares are displayed in note 15.

During 2000 Castellum repurchased 2,001,677 of the company's own shares for a total of SEKm 194, equivalent to 4.7% of the total registered number of shares. Since then no repurchases of the company's own shares have been made. As repurchasing is a good method of adapting the capital structure to the capital requirements from time to time, the Board will propose to the AGM that the mandate to repurchase shares will be extended until the next AGM. This mandate provides the facility to repurchase a maximum of 10% of the number of registered shares in the company, i.e. a further 2.3 million shares in addition to the previously repurchased shares.

The number of outstanding shares, i.e. the number of registered shares minus the number of repurchased shares, thus totals 41,000,000.

The Castellum share is listed on Stockholmsbörsens (Stockholm Stock Exchange) O-list, and is thus exempt from wealth tax for Swedish private individuals resident in Sweden.

Listed real estate companies

The total market capitalisation of Swedish real estate companies operating solely in this field was SEK 60 billion at the year-end, of which the largest, Whilborgs, Castellum, Hufvudstaden, Kungsleden and Wallenstam account for more than SEK 40 billion. The real estate sector accounts for approx. 4% of the total market capitalisation of listed companies totalling approx. SEK 2,800 billion.

Investor relations

Castellum's objective is to continuously provide frequent, open and fair reporting on the company's real estate portfolio, results and financial position to shareholders, the capital market, the media and other interested parties, yet without disclosing any individual business relations.

Investor Relations are based above all on quarterly financial reports, press releases on significant commercial events and presentations of Castellum.

During the year, a large number of presentations of Castellum were made in meetings with investors and analysts, and at investment meetings in collaboration with brokers, the media or associations both in Sweden and abroad. The large proportion of foreign shareholders means that there is extensive contact with foreign investors.

There are between 10-15 Swedish and foreign analysts who track the development of both Castellum and the Swedish real estate sector.

SHAREHOLDERS ON 31-12-2004

Shareholders	Number of shares	Percentage of voting rights and capital
Szombatfalvy, Laszlo	2 500 000	6,1%
Andra AP-fonden	2 211 512	5,4%
AFA Sjukförsäkrings AB	2 080 770	5,1%
Tredje AP-fonden	2 077 800	5,1%
Fjärde AP-fonden	1 290 200	3,1%
SPP Livförsäkring AB	1 266 600	3,1%
AFA TFA Försäkrings AB	640 540	1,6%
Roburs Aktiefond Realinvest	586 918	1,4%
Första AP-fonden	505 850	1,2%
Svenskt Näringsliv	500 000	1,2%
LF Fastighetsfonden	453 215	1,1%
Handelsbankens Småbolagsfond	344 500	0,8%
Norman, Bengt	300 000	0,7%
Länsförsäkringar Liv	281 674	0,7%
Roburs Småbolagsfond Sverige	222 700	0,5%
AFA AGB	191 850	0,5%
Handelsbanken Sverige/Världen	178 338	0,4%
Larona Aktiebolag	175 000	0,4%
Livförsäkringsaktiebolaget Skandia	159 136	0,4%
Carlson Småbolagsfond	157 000	0,4%
Handelsbankens Reavinstfond	155 678	0,4%
Sjöstrand, Peter	150 000	0,4%
Roburs Miljöfond	150 000	0,4%
Swedish shareholders < 150 000 shares:		
5 holders, 100 000-149 999 shares	688 425	1,7%
110 holders, 10 000-99 999 shares	3 089 485	7,5%
1 013 holders, 1 000-9 999 shares	3 070 172	7,5%
7 416 holders, 1-999 shares	2 249 232	5,5%
Shareholders registered abroad	15 323 405	37,4%
Total outstanding shares	**41 000 000**	**100,0%**
Repurchased shares	2 001 677	
Total registered shares	**43 001 677**	

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-12-2004


USA 12%
Great Britain 7%
The Netherlands 6%
Other 12%
Sweden 63%
Of which
Funds, insurance comp etc 20%
Private persons, private comp 24%
AP-funds 15%
Trusts, associations etc 4%

EIGHT-YEAR SUMMARY

	2004	2003	2002	2001	2000	1999	1998	1997
Share price, SEK								
closing price	238.00	170.00	122.00	108.50	104.00	83.00	88.00	79.00
highest	243.00	180.50	137.00	115.00	110.00	88.00	100.00	82.00
lowest	157.50	113.00	98.50	90.50	68.00	66.50	65.50	54.00
average (high/low per day)	189.27	135.43	119.11	103.79	89.42	77.65	84.22	66.67
Dividend, SEK (2004 proposed)	9.50	8.50	7.50	6.50	5.50	4.50	3.50	2.75
The share's dividend yield	4.0%	5.0%	6.1%	6.0%	5.3%	5.4%	4.0%	3.5%
Dividend ratio	68%	67%	62%	65%	66%	69%	67%	63%
Total yield, Castellum share	45.0%	45.5%	18.4%	9.6%	31.9% [1)]	-1.7%	14.9%	54.9% [2)]
Real Estate Index Sweden (EPRA)	48.8%	32.5%	3.2%	-2.2%	42.1%	19.4%	-4.2%	2.6%
Real Estate Index Europe (EPRA)	41.7%	21.4%	2.3%	-0.6%	17.4%	13.3%	-0.9%	8.6%
Stockholm Stock Exchange (SIX)	20.8%	34.2%	-35.9%	-14.8%	-10.8%	69.8%	13.1%	3.4%
Number of shares, thousand								
average	41 000	41 000	41 000	41 000	46 628	50 000	50 000	50 000
outstanding	41 000	41 000	41 000	41 000	41 000	50 000	50 000	50 000
registered	43 002	43 002	43 002	43 002	43 002	50 000	50 000	50 000
Number of shareholders	8 900	8 800	8 300	7 100	7 100	7 100	5 400	4 200
Proportion of shareholders registered abroad	37%	33%	31%	34%	44%	42%	53%	45%
Market capitalisation, SEKm	9 758	6 970	5 002	4 448	4 264	4 150	4 400	3 950
Turnover, thousand shares per year	21 572	23 017	26 900	33 180	39 186	28 288	46 095	27 651
Turnover, thousand shares per day on average	85	92	108	133	156	112	184	180
Turnover rate per year	53%	56%	66%	81%	84%	57%	92%	92%
Net income per share excluding net write-downs and after a 28% tax deduction, SEK	14.02	12.73	12.07	9.95	8.39	6.56	5.24	4.34
P/E	17.0	13.4	10.1	10.9	12.4	12.7	16.8	18.2
Income from property management, SEK	14.85	13.29	12.39	10.68	8.60	6.92	5.50	4.74
Cash flow from management, SEK	18.17	16.39	15.17	13.32	10.72	8.70	7.14	6.30
P/CE	13.1	10.4	8.0	8.1	9.7	9.5	12.3	12.5
Equity per share, SEK	120	114	109	94	89	87	85	84
Net asset value per share pre tax/after tax, SEK	246/203	220/186	212/183	197/171	174/155	142/132	–	–
Share price/Net asset value, pre tax/after tax	91%/117%	77%/91%	58%/67%	55%/63%	60%/67%	58%/63%	–	–

1) Including an average value of SEK 0.98 for redemption rights. 2) From an introductary offering price of SEK 51.

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23RD, 1997 UNTIL JANUARY 28TH, 2005


Turnover, million shares per month
Share price, SEK
Kv 2 Kv 3 Kv 4 Kv 1 Kv 2 Kv 3 Kv 4 Kv 1 Kv 2 Kv 3 Kv 4 Kv 1 Kv 2 Kv 3 Kv 4 Kv 1 Kv 2 Kv 3 Kv 4 Kv 1 Kv 2 Kv 3 Kv 4 Kv 1 Kv 2 Kv 3 Kv 4 Kv 1 Kv 2 Kv 3 Kv 4 Kv 1
1997 1998 1999 2000 2001 2002 2003 2004 2005
Castellum share price
Castellum share price incl. dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Turnover per month

PRESS RELEASES

27-01-2005	Castellum proposes an increased dividend of SEK 9.50
10-01-2005	Castellum sells residential properties for SEKm 128
16-12-2004	Castellum invests SEKm 113 and sells for SEKm 44
22-10-2004	Castellum's income from property management improved by 12%
13-10-2004	Castellum sells for SEKm 34 and invests SEKm 6
15-09-2004	Castellum invests SEKm 183
20-07-2004	Castellum's income from property management improved by 11%
30-06-2004	Castellum invests SEKm 44
10-06-2004	Castellum invests SEKm 160 and sells for SEKm 30
27-04-2004	Castellum invests SEKm 102
21-04-2004	Castellum invests SEKm 283
21-04-2004	Earnings trend in Castellum continues positive
15-04-2004	Castellum sells with a capital gain of SEKm 14 and invests SEKm 47
25-03-2004	Annual General Meeting in Castellum AB
19-03-2004	Castellum invests SEKm 110
25-02-2004	Castellum sells with a capital gain of SEKm 57 and invests SEKm 30
23-02-2004	Proposals to the Annual General Meeting in Castellum AB
27-01-2004	Castellum proposes an increased dividend of SEK 8.50
23-01-2004	Castellum sells properties with a capital gain of SEKm 40
12-01-2004	Castellum sells properties with a capital gain of SEKm 30

www.castellum.se

All press releases, quarterly reports and annual reports, both in Swedish and English, are available immediately after publication at www.castellum.se. On the website, it is possible to subscribe to Castellum's press releases and quarterly reports. Other information about Castellum, such as the real estate portfolio and continuous updates of the Castellum share price are also disclosed on the website.



Lorensberg 48:8, Gothenburg

Corporate Governance

Annual General Meeting

The Annual General Meeting (AGM) is the highest decision making forum in Castellum AB (publ) by which the shareholders exercise their direct influence over the company. The AGM's tasks are settled by the Companies Act and the Articles of Association, of which the latter is available on the company's webpage. The Articles of Association stipulates that, at the AGM, every person entitled to vote may vote for all of the shares owned or represented by that person without limit to the number of such votes. The summuns to the AGM shall be issued no more than six and no less than four weeks prior to the meeting.

The latest AGM was held on March the 25th 2004 in Stenhammarsalen, the Gothenburg Concert Hall. At the AGM over 200 shareholders were present, which represented 25.2% of the total number of shares. The AGM re-elected the current Board of Directors consisting of Jan Kvarnström, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Lars-Erik Jansson, Gunnar Larsson, Stig-Arne Larsson and Göran Lindén. Anders Wikström, working as lawyer at Mannheimer Swartling Advokatbyrå, has during the year served as secretary to the Board.

Dividend to the shareholders was approved according to the Boards proposal of SEK 8.50 per share.

The AGM also decided to authorise the Board – for the purpose of adjusting the company's capital structure – to both acquire the company's own shares, up to 10% of all shares in the company, and to give the Board the mandate to transfer all of the company's shares held by the company.

Further the AGM decided that a nomination committee should be formed.

At the following inaugural Board meeting Jan Kvarnström was re-elected as Chairman of the Board.

The Board of Directors and their activities

According to the articles of association, Castellum's Board shall consist of no fewer than four and no more than eight members, with no more than two deputies if required. At present the Board consists of seven ordinary members and no deputies. The Board works according to a set of procedural rules containing instructions on the allocation of work between the Board and the CEO.

During 2004, Castellum's Board held eight meetings of which one was an inaugural meeting. According to the prevailing procedural rules, the Board must hold at least five ordinary board meetings each calendar year.

Board meetings are held in conjunction with the publication of the company's reports, with the year-end and proposed appropriation of profits being dealt with in January, interim accounts in April, July and October, and the budget for the next year at the meeting held in December.

At each of the ordinary board meetings, those present deal with matters of significance for the company, such as acquisitions and sales of properties, as well as investments in existing properties. Furthermore the Board is informed about the current state of operations and occupancy in the Group's sub-markets.

The regular matters dealt with by the Board during 2004 included the business plan, company-wide policies, overall strategies, the procedural rules for the Board, the capital structure and financing requirements, accounting matters and the company's insurance situation.

BOARD OF DIRECTORS



From the left: Stig-Arne Larsson, Ulla-Britt Fräjdin-Hellqvist, Gunnar Larsson, Anders Wikström, Jan Kvarnström, Lars-Erik Jansson, Mats Israelsson, Göran Lindén

JAN KVARNSTRÖM

Chairman of the Board
Born 1948. Elected to the Board 1994, Chairman since 1994.
Member of the Board of Managing Directors in Dresdner Bank AG.
Other assignments: Director of Posten AB and Nobel Biocare AG.
Shareholdings: 400.

ULLA-BRITT FRÄJDIN-HELLQVIST

Born 1954. Director since 2003.
Head of Department in Svenskt Näringsliv.
Other assignments: Director of Finnveden AB and SinterCast AB.
Shareholdings: 200.

MATS ISRAELSSON

Born 1940. Director since 1997.
Own company, Mats Israelsson Konsult AB.
Other assignments: Chairman of the Board of Forsen Projekt AB and Director of Atrium Fastigheter AB, Kungsleden AB, Akademiska Hus i Stockholm AB and Veidekke Bostad AB.
Shareholdings: 6 000.

GUNNAR LARSSON

Born 1940. Director since 1996.
Other assignments: Chairman of the Swedish Sports Confederation and Chairman of the Board of Andra AP-fonden, Tholin & Larsson-Gruppen AB and GöteborgsOperan AB.
Shareholdings: 500.

STIG-ARNE LARSSON

Born 1943. Director since 1997.
Own company, Sal Ventures AB.
Other assignments: Chairman of the Board of Trade Doubler AB and Generic Mobile AB.
Shareholdings: 500.

GÖRAN LINDÉN

Born 1944. Director since 1999.
Other assignments: Chairman of the Board of Insplanet AB, Procordias pensionsstiftelse, Gurlitta AB, Alterum AB, Flodins Filter AB and Västanå Slott AB and Director of Wicanders Förvaltnings AB, Cycleurope AB, Pricer AB and Alpha Sweden AB.
Shareholdings: 0.

LARS-ERIK JANSSON

Chief Excutive Officer
Born 1945. Director since 2000.
Other assignments: Director of Fastighetsägarna Sverige Göteborg Första regionen, Fastighetsarbetsgivarna Almega, Fastighetsarbetsgivarnas Förening för Utveckling and European Public Real Estate Association (EPRA).
Shareholdings: 26 300.

ANDERS WIKSTRÖM

Styrelsesekreterare
Born 1949. Secretary to the Board since 1994. Lawyer, Mannheimer Swartling Advokatbyrå.
Shareholdings: 343.

The above information refers to the situation on February 4th, 2005. Shareholdings include own holdings and those of spouse, minors and associated companies.

Remuneration Committee

The Remuneration Committee works mainly with the the question of remuneration and incentive plans for the CEO and other senior executives.

Audit Committee

The Audit Committee's tasks are to take responsibility for the company's internal control, accounting principles, risk management, financial reporting, auditing and prepare for the election of auditors and their remuneration as well as secure a qualified independent review of the company.

The Remuneration as well as the Audit Committee consist of all members of the Board whom are not employed by the company. The Chairman of the Committees should be the Chairman of the Board and meetings are held at least two times a year in conjunction with the year-end and half-year reports.

AUDITORS



From the left: Caj Nackstad, Ingemar Rindstig, Conny Lysér

CAJ NACKSTAD

Born 1945. Authorised Public Accountant, KPMG. Company's auditor since 1994.

INGEMAR RINDSTIG

Born 1949. Authorised Public Accountant, Ernst & Young. Company's auditor since 2003.

CONNY LYSÉR

Born 1962. Authorised Public Accountant, KPMG. Company's deputy auditor since 2003.

Audit

Castellum's auditors are elected by the AGM for a period of four years. The present period began in 2003 and the next election will therefore take place at the regular AGM in 2007. The company's auditors are Caj Nackstad, working at KPMG, Ingemar Rindstig, working at Ernst & Young and Conny Lysér, deputy auditor, working at KPMG, all of them are authorised public accountants. The audit assignment has been performed through interim audits and audit of the half-year report and the annual report. The company's auditors shall be present at board meetings at least once each year.

Nomination Committee

The AGM 2004 decided that a Nomination Committee should be formed in order to make proposals for the election of the Board of Directors and remuneration to the members. The Nomination Committee should, besides the Chairman of the Board, who is also Convener and Chairman of the Committee, consist of three members from the largest owner-groups at the end of the third quarter. The members of the Nomination Committee will be announced in the company's interim report for the period January-September.

According to the AGM's decision, a Nomination Committee was formed during October 2004, consisting of Jan Kvarnström, Chairman, Lars Öhrstedt AFA Sjukförsäkrings AB, Carl Rosén Andra AP-fonden and Pernilla Klein Tredje AP-fonden. The work of the Committee is in progress. The proposals are expected to be announced in connection with the invitation to the AGM.

The Annual General Meeting 2005

For the AGM on March 23rd, 2005 the Board proposes:

- a dividend of SEK 9.50 per share
- a renewed mandate for the Board to decide on purchase or transfer of the company's own shares.

Senior Executives

The CEO leads the operations according to the guidelines and directives submitted by the Board of Directors. The CEO is responsible for providing the Board with information and the necessary basis for decision making, and also reports at Board meetings. The CEO shall ensure that the Boardmembers receive continuous information needed in order to follow the company's and the Group's financial position, result, liquidity and development. Senior Executives consists of the CEO and the deputy CEO. Other Senior Executives consists of, apart from the Senior Executives, the six Managing Directors of the subsidiaries and the Treasurer.

Remunerations

Remuneration to the CEO, the deputy CEO and other senior executives is decided by the Remuneration Committee, consisting of all members of the Board excluding the CEO. Remuneration consists of fixed salary as well as a variable part according to an incentive plan containing two parts. The variable part can, during the plan's three-year period, total a maximum of three years salary. The two parts of the incentive plan consist of: One profit-based part mainly based on the profit trend and, if the targets are reached, this is paid as salary after the financial statements have been adopted. The profit-based part can total at maximum of a half-year salary per annum. One share price-based part based on the total return on the Castellum share during a three-year period, both in nominal figures and compared with the real estate index. The share price-based bonus can during the three-year period total a maximum of one and a half years salary. Executives in receipt of variable remuneration according to the incentive plan undertake to acquire Castellum shares for at least half of the amount due after tax. Variable remuneration does not affect pension contributions. For more information se note 11.



From the left, front row: Bengt Arne Johansson, Anette Engström, Claes Larsson, Göran Mårtensson. From the left, back row: Tage Christoffersson, Christer Sundberg, Nils Pers.

SENIOR EXECUTIVES



LARS-ERIK JANSSON

Chief Executive Officer.
Born 1945.
Employed since 1994.
Shareholdings: 26 300.

HÅKAN HELLSTRÖM

Chief Financial Officer and Deputy CEO and with responsibility for Investor Relations.
Born 1956.
Employed since 1994.
Shareholdings: 17 500.

OTHER SENIOR EXECUTIVES

TAGE CHRISTOFFERSSON

Managing Director of Eklandia Fastighets AB.
Born 1952.
Employed since 1994.
Shareholdings: 8 600.

CHRISTER SUNDBERG

Managing Director of Harry Sjögren AB.
Born 1955.
Employed since 1994.
Shareholdings: 7 600.

BENGT ARNE JOHANSSON

Managing Director of Fastighets AB Briggen.
Born 1943.
Employed since 1996.
Shareholdings: 12 400.

NILS PERS

Managing Director of Fastighets AB Brostaden.
Born 1960.
Employed since 1994.
Shareholdings: 8 000.

GÖRAN MÅRTENSSON

Managing Director of Fastighets AB Corallen.
Born 1942.
Employed since 1994.
Shareholdings: 8 600.

CLAES LARSSON

Managing Director of Aspholmen Fastigheter AB.
Born 1957.
Employed since 2002.
Shareholdings: 1 650.

ANETTE ENGSTRÖM

Treasurer of Castellum AB.
Born 1961.
Employed since 2000.
Shareholdings: 3 800.

The above information refers to the situation on February 4th, 2005. Shareholdings include own holdings and those of spouse, minors and associated companies.

New Accounting Principles 2005

Beginning 2005 all listed companies within the EU must follow a common set of accounting rules (IFRS). The fundamental principals of the new rules are the use of fair value in the balance sheet and unrealized changes in fair value in the income statement, instead of previously acquisition value in the balance sheet and information about the fair value in the notes.

Changed accounting principles does not change a company's earnings capacity, it just changes the way income and costs are recognized on an accrual basis. Therefore Castellum's strategies will remain unchanged even though some objectives have been adjusted to the new accounting principles.

The rules of the IFRS are extensive and leaves some possibilities to choose between different accounting principles. The new principles will effect Castellum primarily in two areas – Investment Properties and Financial Instruments.

Investment properties

Properties will be recorded at fair value in the balance sheet with unrealized changes in value in the income statement. The result is that depreciation and write-downs on properties disappear and that the term income from property sales changes to be the difference between the sales price and the latest valuation, i.e. a realized change in value.

Castellum has a substantial surplus value in the real estate portfolio SEKm 4,708 which, after deduction of deferred tax, will be made visible in the balance sheet. Income from property sales reported from book value, SEKm 190, disappears and is replaced by the realized gain on properties sold above the latest valuation, SEKm 89. The change in value compared to the valuation previous year adjusted for investments made has been calculated to SEKm 574, equivalent to 3%. However, the change in value falls within the +/- 5–10% value range often used for the uncertainty in property valuations.

Financial instruments

Castellum manages interest rate risk on portfolio level and uses interest rate derivatives (mainly interest rate swaps) in order to achieve the desired interest rate maturity structure. An interest rate derivative is a financial instrument which should be recorded at fair value in the balance sheet and, in the way Castellum handels interest rate risk, with an unrealized change in value in the income statement.

Castellum's average interest rate for funding was 4.8% at the year end. The average market interest rate for a new credit portfolio with the equivalent interest rate maturity structure is 3.6%. The difference is in part due to falling market interest rates since deal date, part due to the time factor (an originally 5-year fixed interest term with 2 years left is valued as a 2-year fixed interest term). Since the market interest rate is lower there is a theoretical sub value in the interest rate portfolio, which as of 31 December 2004 was SEKm 391. Falling market interest rates during the year have increased the sub value by SEKm 146, which effects the income statement for the year.

Effects in the income statement and the balance sheet

Taken all in all, cash flow from management will not be effected by the new rules, while the net income including changes in value will show both future fluctuations (+/- 1% change in value on properties give +/- SEKm 194, +/- 1% change in market interest rates give +/- SEKm 200 in change of value in derivatives) between different quarters and years as well as contain a greater share of income statement items which are not effected by Castellum.

SEKm	Current 2004	*Adjust.*	IFRS 2004	IFRS 2003
Income Statement				
Rental income	1 856	–	1 856	1 758
Property costs	–625	–	–625	–591
Depreciation	–136	*+132*	–4	–5
Central admin. exp.	–68		–68	-66
Net financial items	–418	–	–418	–428
Income from property management	**609**	***+132***	**741**	**668**
Income from property sales	190	*–190*	–	–
Net write-downs	–2	*+2*	–	–
Change in value				
Properties realized	–	*+89*	89	61
Properties, unrealized	–	*+571*	571	–104
Derivatives, unrealized	–	*–146*	–146	–13
Income before tax	**797**	***458***	**1 255**	**612**
Tax	–211	*–128*	–339	–172
Net income	**586**	***330***	**916**	**440**
Balance Sheet				
Real estate	14 741	*+4 708*	19 449	18 015
Other assets	101		101	200
Total assets	**14 842**	***+4 708***	**19 550**	**18 215**
Shareholders' equity	4 927	*+3 108*	8 035	7 469
Equity/assets ratio	*33%*		*41%*	*42%*
Deferred tax	450	*+1 209*	1 659	1 292
Interest bearing liabilities	8 834		8 834	8 598
Derivatives	–	*+391*	391	245
Other liabilities	631		631	611
Total shareholders' equity/liabilities	**14 842**	***+4 708***	**19 550**	**18 215**

New objectives

Castellum's income objectives have been an annual growth of 10% in income from property management as well as capital gains of at least SEKm 80–100 from sales of mature properties. The objective 10% growth in income from property management will remain. Since the term income from property sales will change, the objective of capital gains will disappear. The strategy to sale mature properties remain, why new turnover objectives for the real estate portfolio has been set up – investments of at least SEKm 1,000 per year and sales of at least SEKm 500, however, only under the precondition that the investment criteria are met.

Castellum's objectives for the capital structure has been an equity/assets ratio of at least 30% and an interest coverage ratio of at least 200%. The equity/assets ratio will with the new guidelines be both higher and show future fluctuations due to annual changes in value. The new objective for the equity/assets ratio has therefore been set within a range of 35–45%. The interest coverage ratio will not be effected by the new guidelines and the objective of at least 200% remains.

Castellum's objective for dividend has been to distribute at least 50% of income from property management and income from property sales less a 28% tax deduction. Since the basis for dividend is somewhat lower (income from property sales disappears with a larger amount than depreciation is reduced) the new objective has been set to at least 60% of income from property management less 28% tax. In order to avoid large fluctuations in the dividend and not to distribute unrealized gains, changes in value are not part of the basis for the annual dividend.



Murman 8, Malmö

Financial Review

Summary

Group rental income amounted to SEKm 1,856 (1,758), with an economic occupancy rate of 89.6% (90.7%). Income from property management, which is net income excluding capital gains from property sales, net write-downs and tax, amounted to SEKm 609 (545), equivalent to SEK 14.85 (13.29) per share. The improvement is 12% and has been achieved chiefly through lower interest rate levels.

During the year, properties for a total of SEKm 494 (397) were sold with a capital gain of SEKm 190 (180).

Castellum's net income after tax for the year 2004 was SEKm 586 (526).

The real estate portfolio

As of 31 December 2004 Castellum's real estate portfolio had a book value of SEKm 14,741 (13,911). During the period, investments totalling SEKm 1,268 (1,108) were made, of which SEKm 848 (611) were acquisitions and SEKm 420 (497) investments in existing properties. The long term value determined on an earnings basis was SEKm 19,449 (18,015).

Financing

As of 31 December, 2004 Castellum hade long-term binding credit agreements totalling SEKm 10,958 (10,059), short-term binding credit agreements totalling SEKm 732 (694) and a commercial paper programme of SEKm 3,000 (2,500). Outstanding commercial papers of SEKm 2,417 are fully covered by unutilized long-term credit agreements. After deduction of liquidity of SEKm 7 (33), net interest bearing items were SEKm 8,827 (8,565). The duration of Castellum's long-term credit agreements as of 31 December was 6.3 years.

The average effective interest rate as of 31 December, 2004 was 4.8% (5.2%). The average fixed interest term on the same date was 2.4 years (2,7), while the share of loans with interest rate maturity during the next 12 months was 36% (38%).

The new year 2005

Rental levels are expected to remain stable, hence a majority of the contracts that fall due for renegotiation during 2005 will probably be extended with unchanged conditions. For the year 2005 the demand for small and mid-size premises is expected to improve among both current as well as potential tenants, yet with local variations. At the same time terminations are expected to decrease.

Regarding property costs, they are on a long-term stable level. However, just like previous years, the trend in property costs is somewhat uncertain when looking at taxes, municipal fees and energy prices.

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate, hence a short term change will not have any larger effect on Castellum's interest rate costs.

The real estate market seems to continue to be stable with high activity and a large demand from both domestic as well as international investors.

MULTI YEAR SUMMARY

	2004	2003	2002	2001	2000	1999	1998	1997
Income Statement								
Rental income	1 856	1 758	1 684	1 571	1 435	1 256	1 200	1 131
Property costs	–625	–591	–556	–544	–513	–495	–514	–530
Net operating income	1 231	1 167	1 128	1 027	922	761	686	601
Depreciation	–136	–128	–116	–108	–100	–89	–83	–78
Central administrative expenses	–68	–66	–62	–67	–61	–55	–57	–52
Net fincial items	–418	–428	–442	–414	–360	–271	–271	–234
Income from property management	**609**	**545**	**508**	**438**	**401**	**346**	**275**	**237**
Income from property sales	190	180	179	129	142	109	89	64
Net write-downs etc.	–2	6	316	–	–12	–	–	–10
Current tax	–5	–1	–2	–	–1	–	–1	–
Deferred tax	–206	–204	–128	–141	–134	–127	–101	–81
Net income for the year	**586**	**526**	**873**	**426**	**396**	**328**	**262**	**210**
Balance Sheet								
Real estate	14 741	13 911	13 137	12 176	11 044	10 242	8 695	8 586
Other assets	94	167	172	521	386	577	767	710
Cash and bank	7	33	20	20	11	96	100	116
Total assets	**14 842**	**14 111**	**13 329**	**12 717**	**11 441**	**10 915**	**9 562**	**9 412**
Shareholders' equity	4 927	4 689	4 470	3 843	3 642	4 370	4 263	4 182
Interest-bearing liabilities	8 834	8 598	8 264	8 254	7 245	5 670	4 765	4 795
Non interest-bearing liabilities	1 081	824	595	620	554	875	534	435
Total shareholders' equity and liabilities	**14 842**	**14 111**	**13 329**	**12 717**	**11 441**	**10 915**	**9 562**	**9 412**
Financial key ratios								
Income from property management, SEKm	609	545	508	438	401	346	275	237
Cash flow from management, SEKm	745	672	622	546	500	435	357	315
Net operating income margin	66%	66%	67%	65%	64%	61%	57%	53%
Interest rate, average	4,9%	5,4%	5,7%	5,8%	5,9%	5,8%	6,3%	6,2%
Interest coverage ratio	278%	257%	241%	232%	239%	261%	232%	235%
Return on equity	12.2%	11.5%	21.0%	11.4%	9.9%	7.6%	6.2%	5.1%
Return on total capital	8.4%	8.4%	11.1%	8.1%	8.0%	7.1%	6.7%	5.7%
Investments in properties, SEKm	1 268	1 108	1 050	1 741	1 352	1 993	712	867
Sales, SEKm	494	397	503	635	598	425	571	389
Borrowing ratio	60%	62%	63%	66%	66%	57%	55%	56%
Equity/assets ratio	33%	33%	34%	30%	32%	40%	45%	44%
***Data per share** (since there are no potential common stock there is no effect of dilution)*								
Average number of shares, thousand	41 000	41 000	41 000	41 000	46 628	50 000	50 000	50 000
Earnings after tax, SEK	14.29	12.83	21.29	10.39	8.49	6.56	5.24	4.20
Income from property management, SEK	14.85	13.29	12.39	10.68	8.60	6.92	5.50	4.74
Cash flow from management, SEK	18.17	16.39	15.17	13.32	10.72	8.70	7.14	6.30
Oustanding number of shares, thousand	41 000	41 000	41 000	41 000	41 000	50 000	50 000	50 000
Dividend, SEK (2004 proposed)	9.50	8.50	7.50	6.50	5.50	4.50	3.50	2.75
Dividend ratio	68%	67%	62%	65%	66%	69%	67%	63%
Book value of real estate, SEK	360	339	320	297	269	205	174	172
Shareholders' equity, SEK	120	114	109	94	89	87	85	84



Financial Reports 2004

Income Statement

SEKm		Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Rental income	Note 3	1 856	1 758	9	9
Operating expenses	Note 4	–342	–326	–	–
Maintenance	Note 4	–97	–89	–	–
Ground rent	Note 4	–16	–15	–	–
Real estate tax	Note 4	–74	–66	–	–
Leasing and property administration	Note 4	–96	–95	–	–
Net operating income before depreciation		**1 231**	**1 167**	**9**	**9**
Depreciation	Note 5	–136	–128	–1	–1
Gross income from property management		**1 095**	**1 039**	**8**	**8**
Property sales	Note 6				
Net sales proceeds		494	397	–	–
Book value		– 304	– 217	–	–
Income from property sales		190	180	–	–
Central administrative expenses	Note 7	–68	–66	–51	–50
Reveresed write-downs on properties		3	32	–	–
Write-downs on properties		–5	–26	–	–
Reveresed write-downs on shares in subsidiaries		–	–	37	40
Operating income/loss		**1 215**	**1 159**	**–6**	**–2**
Financial items					
Financial income	Note 8	4	14	665	774
Financial costs	Note 9	–422	–442	–428	–442
Income/loss after net financial items		**797**	**731**	**231**	**330**
Current tax	Note 10	–5	–1	–	–
Deferred tax	Note 10	–206	–204	7	3
Net income for the year		**586**	**526**	**238**	**333**

Data per share (since there are no potential common stock, there is no effect of dilution)

	2004	2003
Average number of shares, thousand	41 000	41 000
Earnings after tax, SEK	14.29	12.83
Dividend, SEK (for 2004 proposed)	9.50	8.50

Balance Sheet

SEKm		Group Dec 31 2004	Group Dec 31 2003	Parent Company Dec 31 2004	Parent Company Dec 31 2003
ASSETS					
Fixed assets					
Tangible fixed assets					
Investment properties	Note 12	14 741	13 911	–	–
Equipment and installations	Note 13	7	7	1	1
Total tangible fixed assets		*14 748*	*13 918*	*1*	*1*
Financial fixed assets					
Participations in group companies	Note 14	–	–	3 727	3 690
Long-term receivables, group companies		–	–	9 699	8 449
Deferred tax assets	Note 16	–	–	1	8
Other long-term receivables		2	11	–	–
Total financial fixed assets		*2*	*11*	*13 427*	*12 147*
Total fixed assets		**14 750**	**13 929**	**13 428**	**12 148**
Current assets					
Rent receivables		6	7	–	–
Other receivables		56	118	–	–
Prepaid expenses and accrued income		23	24	3	3
Cash and bank		7	33	0	0
Total current assets		**92**	**182**	**3**	**3**
TOTAL ASSETS		**14 842**	**14 111**	**13 431**	**12 151**
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES					
Shareholders' equity	Note 15				
Restricted equity					
Share capital		86	86	86	86
Restricted reserves		20	20	20	20
Non-restricted equity					
Non-restricted reserves		4 235	4 057	3 707	3 686
Net income for the year		586	526	238	333
Total shareholders' equity		**4 927**	**4 689**	**4 051**	**4 125**
Minority capital		**–**	**5**	–	–
Provision, deferred tax liabilities	Note 16	**450**	**213**	–	–
Liabilities	Note 17				
Non-current interest-bearing liabilities	Note 18	8 834	8 598	8 825	7 527
Non-current interest-bearing liabilities, group companies		–	–	378	347
Accounts payable		101	125	1	1
Tax liabilities		23	16	1	1
Other liabilities		45	54	–	–
Accrued expenses and prepaid income	Note 19	462	411	175	150
Total liabilities		**9 465**	**9 204**	**9 380**	**8 026**
TOTAL SHAREHOLDERS' EQUITY, PROVISONS AND LIABILITIES		**14 842**	**14 111**	**13 431**	**12 151**
Pledged assets	Note 20	8 637	7 802	8 488	7 599
Contingent liabilities	Note 21	–	–	–	1 003

Change in Equity

Group, SEKm	*Number of outstanding shares, thousand*	Share capital	Restricted reserves	Non-restricted equity	Total equity
Shareholders' equity 31-12-2002	*41 000*	**86**	**20**	**4 364**	**4 470**
Dividend (SEK 7.50 per share)	–	–	–	–307	–307
Net income for the year	–	–	–	526	526
Shareholders' equity 31-12-2003	*41 000*	**86**	**20**	**4 583**	**4 689**
Dividend (SEK 8.50 per share)	–	–	–	–348	–348
Net income for the year	–	–	–	586	586
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**4 821**	**4 927**

Parent Company, SEKm	*Number of outstanding shares, thousand*	Share capital	Restricted reserves	Non-restricted equity	Total equity
Shareholders' equity 31-12-2002	*41 000*	**86**	**20**	**3 968**	**4 074**
Dividend (SEK 7.50 per share)	–	–	–	–307	–307
Received group contribution after tax	–	–	–	25	25
Net income for the year	–	–	–	333	333
Shareholders' equity 31-12-2003	*41 000*	**86**	**20**	**4 019**	**4 125**
Dividend (SEK 8.50 per share)	–	–	–	–348	–348
Received group contribution after tax	–	–	–	36	36
Net income for the year	–	–	–	238	238
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**3 945**	**4 051**

Cash Flow Statement

SEKm	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Cash flow from operating activities				
Net operating income before depreciation	1 231	1 167	9	9
Central administrative expenses	–68	–66	–51	–50
Net financial items paid	–403	–436	48	33
Tax paid on income from property management	–	–1	–	–
Cash flow from operating activities before change in working capital	**760**	**664**	**6**	**–8**
Cash flow from change in working capital				
Change in current receivables	80	–39	0	0
Change in current liabilities	14	7	8	6
Cash flow from operating activities	**854**	**632**	**14**	**–2**
Cash flow from investment activities				
Investments in existing properties	–420	–497	–	–
Property acquisitions	–811	–611	–	–
Change in liabilities at acquisitions of property	–14	26	–	–
Property sales	488	397	–	–
Change in receivables at sales of property	–8	11	–	–
Investments in subsidiaries	–	–	256	331
Other net investments	–3	28	–1	33
Cash flow from investment activities	**–768**	**–646**	**255**	**364**
Cash flow from financing activities				
Change in long-term liabilities	236	334	1 329	340
Change in long-term receivables	–	–	–1 250	–395
Dividend paid	–348	–307	–348	–307
Cash flow from financing activities	**–112**	**27**	**–269**	**–362**
Cash flow for the year	**–26**	**13**	**0**	**0**
Cash and bank, opening balance	33	20	0	0
Cash and bank, closing balance	**7**	**33**	**0**	**0**

Accounting Principles and Notes

(All figures in SEKm unless stated otherwise.)

Note 1 Accounting Principles

Grounds for the accounting

Castellum's accounts have been prepared in accordance with the Swedish Annual Accounts Act and subject to the Financial Accounting Standards Council's recommendations as well as statements made by the Financial Accounting Standards Council's Emergency Group. The accounting principles of Castellum have remain unchanged compared with previous year.

The consolidated financial statements

The consolidated financial statments have been prepared in accordance with the Swedish Financial Accounting Standards Council's accounting recommendation no. 1:00. The consolidated financial statements have been prepared in accordance with the acquisition accounting method, which means that assets and liabilities have been recorded at their market value, in accordance with a prepared acquisition analysis. The consolidated balance sheet and income statement include all companies in which the parent company has either directly or indirectly controlling influence. In addition to the parent company, the Group comprises the subsidiaries and associated companies, in the notes below.

Income

Rental income, which from an accounting perspective is also called income from operating leases, is recorded as income in the period which they refer to. In cases where a lease during a certain period of time offers a reduced rent, corresponding to a higher rent at another point in time, this sub/surplus rent is spread out over the period of the lease. Pure discounts, such as reduction for successive moving in, are recorded in the income statement in the period when they are given. On early redemption of leases the compensation is spread out over the remaining period of the original lease unless a new lease is signed and the full redemption amount is recorded as income.

Income from property sales is entered as of the contract date, unless contrary to special conditions in the purchasing agreement. On sale of property through a company, the transaction is gross accounted with regard to the underlying property price, book value as well as calculated deduction for possible tax.

Interest income and interest subsidies are recorded as income in the period which they refer to.

Depreciation

Depreciation according to plan, of investment properties and equipment is based on historical acqusition values after a possible deduction of subsequent write-downs. Depreciation of assets acquired or projects completed during the year is calculated with reference to the date of acqusition or the date of completion.

Depreciation is linear, which means it remains constant during the period of use. Land is not subject to depreciation. The various groups of fixed assets are subjects to annual depreciation using the following percentages.

Buildings	1%
Building equipment	10%
Land improvements	1%
Equipment and installations	20%
Computers	33%

Write-downs

The book values of the Group's fixed assets are regularly tested through analysis of individual assets. If such analysis indicates that the book value exceeds the assets recoverable amount, which is the highest of the net selling price and the value in use, write-downs are made down to the recoverable amount. The value in use is the present value of estimated future cash flow. The amount of the write down is recorded in the income statement for the period during which the decrease in value below book value was indicated.

In the case when a previous write-down no longer can be justified, it will be reversed with its net value, which is the original write-down with deduction for the depreciation that should have been made if the write-down never had occurred. In the case when a previous write-down was reported in the income statement, the write-down is also reversed through the income statement, while in the case when the write-down was originally reported in the balance sheet it is being reversed directly to shareholders' equity.

In order to test the need for write-downs or reversion of write-downs the properties book value is annually, or quarterly if a change in value is indicated, compared with an internal valuation model. The valuation model, which is described in a following note, is a long-term valuation model, based on the present value of future cash flows with a differentiated required yield for each property, depending on such factors as location, use, condition and standard.

Shareholdings in subsidiaries are tested in the same way as above, where the book value of the shares is compared with the subsidiaries group visible equity.

Financial costs

Financial costs are interest and other costs that occur when a company is borrowing money. Costs for taking out pledges for mortgages are not considered as financial costs and are capitalized. Financial costs are accounted for in the period which they refer to.

Financial costs also consist of cost of entered interest rate forward agreements. Payments under these agreements are accounted for in the period which they refer to. Hence, net financial items have note been affected by a market valuation of the entered interest rate swap agreements.

The part of the interest costs originating from interest during the construction period for major new construction, extensions or refurbishment is capitalized and reduces the financial costs. The interest is calculated on the basis of the average rental level for the Group.

Employee benefits

Employee benefits such as salaries and social costs, paid vacation and paid sick leave are accounted for as the employees perform services in exchange for the remuneration.

Pensions and other post-employment benefits are classified as defined contribution or defined benefit plans. The majority of the Castellum Group's pension commitments are defined contribution plans, which are fulfilled through continuous payments to independent authorities or bodies which administer the plans. About 25 employees within the Castellum Group have defined benefit ITP-plans with continuous payments to Alecta. According to a statement made by the Financial Accounting Standards Council's Emergency Group, URA 42, these are to be classified as a defined contribution multi employer plan. When there is not enough information available for such reporting, the company reports the plan as a defined contribution plan. Since Alecta does not provide such information, Castellum reports these plans as defined contribution plans. There are, however, no indications of any significant liabilities besides what have already been paid to Alecta.

Income taxes

When accounting for income taxes the balance sheet method is applied. According to this method deferred tax liabilities and assets are accounted for with respect to every difference between an asset's or liability's book value and its tax basis value, referred to as temporary differences. This means that there is a tax liability or a tax asset that falls due for payment on the date on which the asset or liability is realized. Castellum has three entries in which temporary differences may be found – properties, untaxed reserves and tax loss carry forwards. When these entries are changed the deferred tax liability / tax asset is also changed, which is accounted for in the income statement as a deferred tax cost. Current tax, which is equivalent to the tax the company must pay on the taxable income for the year, is also recorded in the income statement.

As for group contributions which have been recorded directly to equity, any possible tax effects have also been recorded directly to equity.

Deferred tax assets will only be recorded when they can be reasonably considered to have been assessed by the tax authority.

Leases

Rental leases assigned to Castellum's investment properties are, from an accounting perspective seen as operational leases. How these leases are accounted for can be read about in the accounting principals for income and in note 3.

There are also a small number of leases of insignificant value, where Castellum is the lessee. These leases are also accounted for as operational leases and concerns mainly private cars.

Investment properties

An investment property is a property held for the purpose of generating rental income, capital appreciation or both rather than for the use in a company's operations for production or supply of goods or services or for administrative purposes and sales. All of Castellum's owned or by ground rent used properties, are considered to be investment properties.

Investment properties have been recorded at acquisition value, with the addition of subsequent expenses and deduction of accumulated depreciation according to plan and write-downs. Ongoing new construction and refurbishment are valued at accrued expenses. In the case of major new construction and refurbishment, interest costs during the construction period are capitalized. Subsequent expenditures are only capitalized when the probable future economic benefits exceeds the original standard of performance of the existing property at the time of acquisition.

On acquisition or sale of properties or companies, the transaction is entered as of the date of the contract unless contradictory to special conditions in the purchasing contract.

Equipment and installations

Equipment and installations which have been classified as fixed assets, have been included at acquisition value with deduction of accumulated depreciation according to plan and any write-downs made.

Financial assets

Long-term securities are valued at acquisition value, unless a valuation indicates the need for a write-down.

Receivables have, after individual valuation, been recorded at the amount at which they are expected to be received. Short-term receivables are receivables that fall due to payment within 12 months from the balance sheet date.

Financial transactions such as cash received or paid on interests and loans are recorded on the settlement day of the bank holding the account, while other payments are recorded on the accounting date of the bank holding the account.

There are no receivables in foreign currency.

Repurchased shares

Repurchased shares are accounted for as a deduction of non-restricted equity.

Dividend, group contribution, shareholders' contribution

Dividend received is accounted for as a financial income and dividend submitted is accounted for as a deduction of non-restricted equity, after the Annual General Meeting's decision.

Group contributions submitted and received and any tax effects following are accounted for directly in the balance sheet as a deduction or an increase of non-restricted equity. Group contribution received which is considered equal to dividend is accounted for as a financial income in the income statement.

Shareholders' contribution is accounted for as an increase of shares in subsidiaries by the donor and as an increase of non-restricted equity by the recipient.

Financial liabilities

The majority of Castellum's credit agreements are long term. In cases where short-term loans are drawn under long-term credit agreements, the loans are considered as long-term. The loans are recorded on the settlement date at acquisition value. Deferred unpaid interest is recorded in accrued expenses.

Short-term liabilities are liabilities which fall due for payment within 12 months from the balance sheet date. They are recorded at acquisition value.

There are no liabilities in foreign currency.

Derivatives

Castellum has entered into interest rate swap agreements in order to achieve an interest rate maturity structure for the loan portfolio according to the financial policy. Payments made under these agreements are accounted for in the period which they refer to. Hence, the accounting has not been affected by a market valuation of the entered interest rate swap agreements.

In order to limit and manage the price risk of electricity for the Group, the consumption is hedged by the use of electricity forward agreements. The electricity forwards are settled on a monthly basis and accounted for in the period which they refer to. Hence, the accounting has not been affected by a market valuation of the entered electricity forward agreements.

Provisions

Provisions are liabilities that are uncertain to the maturity date and amount. Provisions are recorded in the balance sheet when there is a commitment as a result of an event, and an outflow of resources is likely in order to settle the commitment and the amount is a reliable estimate.

Definition of segments

Group operations are organized, managed and reported primarily by geographical region and secondary by type of property. Segments are consolidated according to the same principles as the Group.

Income and costs reported for each segment are actual costs. No distribution of joint costs has been made between the regions. The above is true also for assets and liabilities reported in the note segment reporting below.

Cash flow statement

The cash flow statement has been prepared according to the indirect method, whereby net profit or loss is adjusted for the effects of transactions of a non-cash flow nature during the period as well as income or costs associated with the cash flow from investment or financing activites.

Segment reporting — Note 2

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Primary segment	**Greater Gothenburg**		**Öresund Region**		**Greater Stockholm**		**Western Småland**		**Mälardalen**		**The Castellum Group**	
Rental income, external	592	537	472	446	363	366	212	194	216	215	1 855	1 758
Property costs	–177	–165	–148	–148	–142	–133	–72	–68	–85	–77	–624	–591
Net operating income	415	372	324	298	221	233	140	126	131	138	1 231	1 167
Depreciation	–45	–42	–36	–33	–25	–25	–14	–12	–16	–16	–136	–128
Income from property sales	106	98	83	70	–	8	1	– 2	0	6	190	180
Net write-downs	–	-	3	28	–5	–20	-	0	-	–2	–2	6
Net income	476	428	374	363	191	196	127	112	115	126	1 283	1 225
Unallocated items												
Central admin.exp.											–68	–66
Net financial items											–418	–428
Current tax											–5	–1
Deferred tax											–206	–204
Net income for the year											586	526
Investment properties	4 913	4 589	3 886	3 737	2 720	2 602	1 561	1 439	1 661	1 544	14 741	13 911
Equipment	3	3	0	0	2	2	1	1	1	1	7	7
Current assets	18	40	26	65	17	31	6	6	15	3	82	145
Cash and bank	7	8	0	21	0	1	0	0	0	3	7	33
Unallocated items												
Financial fixed assets											2	11
Current assets											3	4
Total assets											14 842	14 111
Unallocated items												
Shareholders' equity											4 927	4 689
Interest bearing liabilities											8 834	8 598
Provisions											450	214
Non-interest bearing liab.											177	153
Non-interest bearing liab.	154	163	99	114	92	90	49	41	60	49	454	457
Total shareholders' equity and liabilities											14 842	14 111
Cash flow*	428	354	348	272	237	231	148	123	130	147	1 291	1 127
Unallocated cash flow											–437	–495
Investments	484	400	341	391	149	68	150	189	144	60	1 268	1 108

*) Cash flow from operations excluding central administrative expenses, net financial items and tax paid.

Secondary segment	**Office/Retail**		**Warehouse/ Industrial**		**Residential**		**Development projects**		**Undeveloped land**		**Castellum**	
Rental income, external	1 141	1 036	635	618	56	91	23	13	0	0	1 855	1 758
Investment properties	9 422	8 640	4 368	4 217	385	588	401	291	165	175	14 741	13 911
Investments	843	620	329	392	2	13	78	78	16	5	1 268	1 108

Castellum's region Greater Gothenburg includes Gothenburg and the surrounding municipalities Mölndal, Partille, Kungälv, Kungsbacka and Härryda as well as Alingsås and Borås. The commercial properties are mainly located in central Gothenburg, the Högsbo-Sisjön-Åbro area and on Hisingen. The residential properties are located in central Gothenburg.

The majority of Castellum's properties in the Öresund region are situated in Malmö, Lund and Helsingborg. The real estate portfolio in Malmö and Lund consists solely of commercial properties, while Helsingborg also has a portfolio of residential properties which are situated in the central and northern parts.

Castellum's real estate portfolio in Greater Stockholm is concentrated to inner suburbs with good communications and services. There are office properties in Johanneshov, Mariehäll in Bromma and Elektronikbyn in Kista, while warehouse- and industrial properties are located in Botkyrka, Veddesta/Lunda and Rosersberg.

The main focus of Castellum's real estate portfolio in Western Småland is in Värnamo, Jönköping and Växjö. The real estate portfolio in Värnamo consists of central office- and retail properties as well as warehouse- and industrial properties. In Jönköping, the real estate portfolio is located in attractive locations in the centre, in Rosenlund and Torsvik. The real estate portfolio in Växjö is concentrated to the centre and the area Västra Mark.

Castellum's real estate portfolio in Mälardalen is mainly located in the larger cities Örebro, Uppsala and Västerås. A considerable amount of the real estate portfolio in Örebro, is located in the district Aspholmen which is located just off the approach from E18 and E20. The real estate portfolio in Uppsala is concentrated to the areas Fyrislund, Boländerna and along Kungsgatan. In Västerås there are for example properties in Kopparlunden.

Note 3 Rental income

Group rental income was SEKm 1,856 (1,758). The improvement in rental income is chiefly an effect of a larger real estate portfolio but also due to improved income for corresponding units. Rental income consists of the rental value with deduction for the value of vacant premises during the year.

Rental value

Rental value refers to the rental income received plus the estimated market rent of unlet premises. The rental value also includes supplementary charges for the tenant, such as heating, real estate tax and an index supplement.

Rental value SEK/sq.m. for the different regions and type of properties are shown in the table below. Rental value SEK/sq.m. rose by around 4% (4%) during the year. The improvement is due to both indexation and rent increases due to investments made, as well as acquisitions and sales within each property type. With reference to comparable units, the rental value SEK/sq.m. rose by 2% (2%) for office and retail properties and by 2% (4%) for warehouse and industrial properties.

Rental value	Office/Retail		Warehouse/ Industrial		Residential		Total	
SEK/sq.m.	2004	2003	2004	2003	2004	2003	2004	2003
Greater Gotheburg	1 099	1 072	622	602	989	929	834	798
Öresund Region	1 190	1 218	622	585	990	930	931	892
Greater Stockholm	1 224	1 232	768	769	–	–	1 031	1 044
Western Småland	867	805	441	437	–	–	659	617
Mälardalen	903	873	628	603	–	–	794	762
Total	**1 081**	**1 064**	**617**	**595**	**990**	**930**	**859**	**829**

Renegotiation

Commercial leases, for which rents are paid quarterly in advance, are signed for a certain period of time, which gives that a change in the market rents does not have an immediate effect on rental income. Rental levels can only be changed when the lease in question is due for renegotiation. Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with unchanged conditions and only a smaller share of contracts are renegotiated. During 2004 these renegotiations have brought about increased rental levels of approx. 4%.

Commercial leases include a so-called index clause, which provides for an upward adjustment of the rent, corresponding to a certain percentage of inflation during the previous year or a minimum upward adjustment. As a result of this, the upward adjustment for 2004 was 1.0%-1.5%. Corresponding figures for 2005 is expected to be less than 0.5%.

The rental level for residential properties is renegotiated in principle each year with the relevant tenants' association. The rental levels of companies owned by the municipalities, which were largely unchanged during the year, act as a benchmark in the negotiations.

The lease expiry structure for Castellum's portfolio is shown in the table below. An explanation of the relatively small portion during 2005 is that certain leases were already renegotiated during 2004 due to the periods of notice. The most common term of a new lease is currently 3-5 years with a nine months' notice. The average remaining lease duration in the portfolio is 2.9 years (2.8).

Lease expiry structure	No. of leases	Area thous. sq.m.	Lease value, SEKm	Percentage of value
Commercial, term				
2005	960	312	239	14%
2006	1 026	459	400	23%
2007	837	473	413	24%
2008	470	339	310	18%
2009	84	134	121	7%
2010+	93	250	239	14%
Total commercial	**3 470**	**1 967**	**1 722**	**100%**
Residential	970	69	67	
Parking spaces and other	2 015	30	38	
Total	**6 455**	**2 066**	**1 827**	

Economic occupancy rate

Castellum's economic occupancy rate during 2004 was 89.6% (90.7%). The economic occupancy rate for warehouse and industrial properties amounted to 90.6% (92.5%), which is lower than at the end of previous year. The economic occupancy rate for office and retail properties amounted to 88.7% (89.1%), which is lower than at the end of previous year. Changes in the occupancy rate are to a large degree explained by changes in the real estate portfolio.

New leases during the year amounted to an annual value of SEKm 163 (147), while contracts terminated and bankruptcies amounted to SEKm 179 (144). Hence, net leasing for the year was SEKm –16 (3).

Economic occupancy rate	Office/Retail 2004	Office/Retail 2003	Warehouse/ Industrial 2004	Warehouse/ Industrial 2003	Residential 2004	Residential 2003	Total 2004	Total 2003
Greater Gothenburg	89.5%	91.5%	95.2%	94.3%	98.9%	97.5%	92.2%	93.0%
Öresund Region	91.1%	89.2%	90.2%	90.2%	99.2%	99.2%	91.2%	90.4%
Greater Stockholm	82.4%	84.4%	89.1%	93.0%	–	–	84.5%	87.0%
Western Småland	92.8%	91.2%	83.6%	91.6%	–	–	89.8%	91.3%
Mälardalen	89.5%	90.9%	84.1%	91.3%	–	–	87.8%	91.0%
Total	**88.7%**	**89.1%**	**90.6%**	**92.5%**	**99.1%**	**98.5%**	**89.6%**	**90.7%**

Risk exposure

Castellum's lease portfolio has good risk exposure. The Group has around 3,500 commercial leases and 1,000 residential contracts and their spread in terms of size can be seen in the table below. The single largest agreement as well as the single largest tenant accounts for only 1.1% of the Group's total rental income. The spread of commercial lease agreements across various sectors is also good, as shown in the following table.

Lease size, SEKm	No. of leases	Percentage	Lease value, SEKm	Percentage
Commercial				
< 0.25	2 087	32%	189	10%
0.25-0.5	598	9%	211	12%
0.5-1.0	385	6%	271	15%
1.0-3.0	304	5%	485	26%
> 3.0	96	2%	566	31%
Total commercial	**3 470**	**54%**	**1 722**	**94%**
Residential	970	15%	67	4%
Parking spaces and other	2 015	31%	38	2%
Total	**6 455**	**100%**	**1 827**	**100%**

Commercial leases distributed on sectors (GICS-code)	No. of leases	Lease value, SEKm	Percentage
Energy (10)	12	6	0%
Materials (15)	66	67	4%
Capital goods (2010)	430	272	16%
Commercial Services & Supplies (2020)	791	200	12%
Transportation (2030)	117	86	5%
Retailing (2550)	651	313	18%
Other Consumer Durables and Services (2510-2540)	395	178	10%
Consumer Staples (30)	99	79	5%
Health Care (35)	173	100	6%
Finance and Real Estate (40)	114	71	4%
Software and Services (4510)	217	108	6%
Technology Hardware & Equipment (4520)	111	88	5%
Telecommunication Services (50)	88	7	0%
Utilities (55)	9	1	0%
Public sector etc.	197	146	9%
Total	**3 470**	**1 722**	**100%**

The table below shows the spread of future rental income for existing lease agreements.

	Group		Parent Company	
Future rental income for existing lease agreements	2004	2003	2004	2003
Contracted rental income year 1				
Commercial leases	1 782	1 634	–	–
Residential	22	35	–	–
Contracted rental income between 2 and 5 years	3 228	2 935	–	–
Contracted rental income after more than 5 years	542	519	–	–
Total	**5 574**	**5 123**	–	–

Note 4 Property Costs

Property costs in 2004 was SEKm 625 (591), equivalent to SEK 254/sq.m. (244). This amount includes both direct property costs such as costs of operation, maintenance, ground rent and real estate tax, and indirect costs such as leasing and property management.

Operating expenses

Operating expenses include electricity, heating, water, facilities management, cleaning, insurance, rent losses and property-specific marketing costs. Most of the operating expenses are passed on to the tenants as supplement to the rent. For warehouse and industrial properties, however, tenants are in most cases directly responsible for most of the operating costs. Operating

expenses in 2004 were SEKm 342 (326), equivalent to SEK 138/sq.m. (134). Operating expenses, which are considered to be at a normal level for the business, are dependent on the weather, which means that they vary between both different years and seasons of the year. Cost savings achieved through rationalization measures in operations have not been able to fully compensate for increased municipal charges and energy prices. The market value of Castellum's portfolio of electricity forward agreements was SEKm -3 (0) at the year-end.

Maintenance

Maintenance costs consist of both periodic and ongoing measures to maintain the property's standard and technical systems. For 2004 costs for maintenance were SEKm 97 (89), equivalent to SEK 40/sq.m. (36).

Ground rent

Ground rent, including lease rent, for the year 2004 was SEKm 16 (15), and related mainly to Greater Stockholm. Ground rent is the charge paid annually to the local authority by the owner of a building on land own by a local authority. The ground rent contracts are spread over a period of time and are in most cases renegotiated at intervals of 10 to 20 years. At the end of year 2004 Castellum had approximately 50 properties with ground rent. Existing ground rent contracts expire with a relatively even spread over the next 15-year period.

Real estate tax

Group real estate tax was SEKm 74 (66), equivalent to SEK 30/sq.m. (28). Real estate tax is a state tax based on the property's tax assessment value. The greater part of the real estate tax is passed on to the tenant. The tax rate for 2004 was 1% of the tax assessment value for office/retail properties and 0.5% for warehouse/industrial and residential properties.

Leasing and property management

The Group's leasing and property management costs for 2004 were SEKm 96 (95), equivalent to SEK 40/sq.m. (40). Leasing and property management refers to the indirect costs of ongoing property management, comprising the costs of leasing operations, rent negotiation, leases, rent debiting, rent demands and accounting as well as project administration costs.

Summary

Property costs per square metre, distributed by property type and cost category are shown below.

Property costs SEK/sq.m.	Office/Retail 2004	Office/Retail 2003	Warehouse/ Industrial 2004	Warehouse/ Industrial 2003	Residential 2004	Residential 2003	Total 2004	Total 2003
Operating expenses	173	171	96	92	237	222	138	134
Maintenance	50	46	28	24	49	67	40	36
Ground rent	8	8	5	5	–	–	6	6
Real estate tax	49	46	10	10	38	36	30	28
Direct property costs	**280**	**271**	**139**	**131**	**324**	**325**	**214**	**204**
Leasing and property management (indirect)							40	40
Total	**280**	**271**	**139**	**131**	**324**	**325**	**254**	**244**

Depreciation — Note 5

Castellum's depreciation amounted to SEKm 136 (128). Depreciation is mainly 1% on buildings. The depreciation rates for other types of assets are explained in note 1 and principles for "Depreciation".

Depreciation	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Buildings	131	121	–	–
Building equipment	1	2	–	–
Land improvements	0	0	–	–
Equipment and installations	4	5	1	1
Total	**136**	**128**	**1**	**1**

Note 6 Sale of properties

Castellum's strategy for growth includes selling properties, to which no further value can be added by management. During 2004, 28 properties (24) were sold for SEKm 494 (397) with a capital gain of SEKm 190 (180). Of the sales during the year, 18 were residential properties with a book value of SEKm 199, which were sold with a capital gain of SEKm 154.

Note 7 Central administrative expenses

Central administrative expenses totalled SEKm 68 (66). These include the costs of portfolio management, company administration and the costs of maintaining the Stock Exchange listing. This involves all of the costs of Castellum AB, comprising Group management, finance department, IT, personnel, investor relations, annual report, audit etc. At the subsidiary level, the figures include, costs for the MD and financial manager as well as costs of preparing the annual report, audit etc. Central administrative expenses also include costs relating to a profit and share-related incentive plan for senior management and other senior executives, to the order of SEKm 13 (14).

Note 8 Financial income

	Group		Parent Company	
	2004	2003	2004	2003
Interest subsidies	2	2	–	–
Dividend	–	5	–	5
Group contribution, subsidiaries	–	–	205	296
Interest income, subsidiaries	–	–	460	468
Interest income	2	2	0	0
Other financial income	–	5	0	5
Total	**4**	**14**	**665**	**774**

Note 9 Financial costs

	Group		Parent Company	
	2004	2003	2004	2003
Interest costs, subsidiaries	–	–	22	33
Interest costs	422	442	406	409
Other financial costs	0	0	0	0
Total	**422**	**442**	**428**	**442**

Net financial items were SEKm –418 (–428). During the year, SEKm 3 (13) in interest costs were capitalized in connection with investments in the real estate portfolio. The average rental level during the year was 4.9% (5.4%), which is also the rental level used when capitalizing interest costs. For further information about the financial risk management and policy, see note 18, Long-term interest-bearing liabilities.

Note 10 Tax costs

Income tax in Sweden for limited liability companies is 28%. In the income statement, the income tax is reported in two entries, current tax and deferred tax. Current tax is based on the taxable income for the year, which is lower than the reported net income for the year. This is mainly an effect of the possibility to:

- use tax depreciation on buildings of 2-5%, compared with 1% in the accounts,
- make tax deductions for certain investments in properties, which are capitalized in the accounts,
- utilize existing tax loss carry forwards.

The deferred tax is a provision for the tax which will be paid in the future when the properties are sold, and the accelerated depreciation for tax purposes and the capitalized investments deducted for tax purposes are reversed.

As shown in the table below, there is in principle no taxable income for 2004, since Castellum uses the above mentioned accelerated depreciation for tax purposes, makes tax deductions on some investments and utilizes existing tax loss carry forwards .

Tax calculation for the Group 31-12-2004	Basis paid tax	Basis deferred tax
Income before tax	797	–
Accelerated depreciation for tax purposes	–226	226
Investments which are deductable for tax purposes	–78	78
Difference tax basis and book value on properties sold	–46	23
Other tax allowances	–36	14
Investments during 2001-2003 which are deductable for tax purposes	–213	213
Utilized tax loss carry forwards	–180	180
Total basis	**18**	**734**
Of which 28% paid/deferred tax	5	206

During 2004, a new tax law with a retroactive effect from 2001 was passed, saying that investments which are capitalized for book purposes in some cases may be deductable for tax puposes in the year incurred. For the period 2001-2004 an estimated SEKm 570 in deductions will be claimed, of which SEKm 291 have been considered when calculating the current tax. The remaining SEKm 279 will be considered only after they have been assessed by the tax authority. On acceptance the deductions result in a lower current tax and a corresponding increase in deferred tax, since the deductions reduce the properties' tax basis value.

The total tax may be different from 28% in those cases where there are reported income / costs which are not taxable / tax deductable or as an effect of other tax adjustments.

	Group		Parent Company	
Tax costs	2004	2003	2004	2003
Income before tax	797	731	231	330
Tax according to the current tax rate, 28%	–223	–205	–65	–92
Tax effetcts due to:				
non-taxable dividend etc.	–	2	67	95
other tax adjustments	12	–2	5	–
Disclosed tax costs	**–211**	**–205**	**7**	**3**

Note 11

Personnel, Board of Directors and Auditors

Senior executives

Remuneration and benefits to the Chief Executive Officer, Deputy Chief Executive Officer and other senior executives is decided by a remuneration committee consisting of all members of the Board of Directors, excluding the Chief Executive Officer. The remuneration comprises a fixed salary and a bonus according to an incentive plan described below. The bonus can, during the three-year period, amount to a maximum of three years salary.

Senior executives and other senior employees have an incentive plan that comprises two parts:

- One profit-based part mainly based on the profit trend and, if the targets are reached, this is paid as salary on an annual basis after the financial statements have been adopted. The profit-based part, which will continue up to and including 2004, can total at maximum of a half-year salary per annum, for Castellum equivalent to a cost of SEKm 7, including social costs.
- One share price-based part based on the total return on the Castellum share during a three-year period, both in nominal figures and compared with the real estate index. Any bonus due is paid as salary after the measurement period of June 2002-May 2005. The share price-based part can during the three-year period total a maximum of one and a half years salary, for Castellum equivalent to a cost of SEKm 20, including social costs.

Executives in receipt of a bonus undertake to acquire Castellum shares for at least half of the amount of the bonus due after tax. The bonus paid does not affect pension contributions. By the end of 2004 and May 2005 respectively, the existing incentive plan is ended. The Board of Directors has, during January 2005, decided that the existing incentive plan shall be extended with largely unchanged conditions.

During the year the Chief Executive Officer received a fixed salary including car benefits of SEK 2,682,000 (2,706,000). In addition to this, SEK 2,400,000 (2,497,000) has been recorded as bonus for 2004, of which SEK 1,200,000 (1,091,000) refers to the profit-based part and SEK 1,200,000 (1,406,000) refers to the share price-based part. The Chief Executive Officer has a defined contribution pension with no other obligations for the company than to pay an annual premium, which during the year amounted to 19% (19%) of the fixed salary. This implies that the CEO, after completed employment, has the right to decide on his own, the time-frame during which the defined payments and subsequent return will be received as pension. The retirement age is 65 years. If notice of dismissal is given by the company the Chief Executive Officer is entitled to two years' salary, with deduction of salary or remuneration received from other employment or activity.

The Deputy Chief Executive Officer and other senior executives, eight persons in total, have during the year received fixed salaries including car benefits of SEK 8,430,000 (8,460,000). In addition to this, SEK 7,683,000 (8,036,000) has been recorded as bonus for 2004, of which SEK 3,795,000 (3,497,000) refers to the profits-based part and SEK 3,888,000 (4,557,000) refers to the share price-based part. These persons have a defined contribution pension with no other obligations for the company than to pay an annual premium, which depending on age and salary is in the range of 22%-40% (20%-39%) of the fixed salary. This implies that these persons, after completed employment, have the right to decide on their own, the time-frame during which the defined payments and subsequent return will be received as pension. The retirement age is 65 years, with the right to work until the age of 67. If notice of dismissal is given by the company, these persons are entitled to no more than two years' salary, with deduction of salary or remuneration received from other employment or activity.

Board of Directors

Fees of SEK 1,050,000 (1,050,000) were paid to the Board of Directors according to the AGM's decision. Of which the chairman received SEK 300,000 (300,000) and the other Directors excluding the CEO each received SEK 150,000 (150,000). No other compensation beside the fees has been paid.

Auditors

Remuneration to auditors during the year was SEK 3,275,000 (2,468,000), of which SEK 1,931,000 (1,760,000) related to auditing assignments and the remainder to consulting. The corresponding amounts for the parent company were SEK 1,639,000 (1,197,000) and SEK 855,000 (861,000). Of the Group's total remuneration of SEK 3,275,000 (2,468,000), SEK 3,067,000 (2,342,000) refers to KPMG and the remainder to Ernst & Young.

Personnel

	Group		Parent Company	
	2004	2003	2004	2003
Number of employees				
Average number of employees (all in Sweden)	187	182	12	12
of which women	*67*	*58*	*5*	*5*
Salaries and remuneration				
Board of Directors, CEO and Deputy CEO	20	20	9	9
of which commission and bonus	*9*	*10*	*4*	*4*
Other employees	62	60	11	11
Total	**82**	**80**	**20**	**20**
Social costs				
Board of Directors, CEO and Deputy CEO	10	10	4	4
of which pension costs	*3*	*3*	*1*	*1*
Other employees	29	29	5	5
of which pension costs	*7*	*7*	*1*	*1*
Total	**39**	**39**	**9**	**9**

During 2004 the parent company had 7 (7) Boardmembers, with 1 (1) woman, while the total number of Boardmembers in Group's subsidiaries were 20 (19), of which 3 (3) are women. The senior executives of the Group and the parent company were 9 (9), with 1 (1) woman. The total number of senior executives in the subsidiaries' managerial bodies and and the senior executives of the Group were 38 (37), of which 7 (6) are women.

Absence due to illness for the year was 3% (3%), of which 1 percentage unit (1) is long-term sick leave. The absence due to illness for men and women was 2% (3%) and 3% (2%) respectively. The absence due to illness was 1% (1%) for the age group 29 years or younger, 2% (2%) for the age group 30-49 years and 4% (5%) for the age group 50 years or older. Absence due to illness for the parent company was 0% (0%). The corresponding figures regarding the absence due to illness is for the period 1/7-31/12 2003.

Charges during year regarding pension insurance signed in Alecta, amount to SEKm 1 (1).

Investment properties

Note 12

	Group		Parent Company	
	2004	2003	2004	2003
Schedule of book value				
Buildings	12 629	11 950	–	–
Building equipment	15	40	–	–
Land improvements	25	24	–	–
Land	2 072	1 897	–	–
Total book value	**14 741**	**13 911**	–	–
Schedule of changes for the year				
Opening acquisition	15 483	14 624	–	–
of which capitalized interest costs	*69*	*56*	–	–
Investments in existing properties	420	497	–	–
of which capitalized interest costs	*3*	*13*	–	–
Acquisitions	848	611	–	–
Sales	–328	–249	–	–
Closing acquisition value	**16 423**	**15 483**	–	–
Opening depreciation	–1 099	–1 003	–	–
Sales	21	32	–	–
Depreciation on reversed write-downs	0	–5	–	–
Depreciation for the year	–132	–123	–	–
Closing depreciation	**–1 210**	**–1 099**	–	–
Opening write-downs	–473	–484	–	–
Sales	3	–	–	–
Reversed write-downs	3	37	–	–
Write-downs for the year	–5	–26	–	–
Closing write-downs	**–472**	**–473**	–	–
Book value	**14 741**	**13 911**	–	–
Schedule of tax assessment value				
Buildings	7 434	7 370	–	–
Land	2 418	1 906	–	–
Total tax assessment value	**9 852**	**9 276**	–	–
Fair value	19 449	18 015	–	–
Rental income from investment properties	1 856	1 758	–	–
Property costs for investment properties	625	591	–	–

Significant obligations

Castellum has no significant obligation to acquire, sell, maintain or improve any investment property. However, Castellum is obligated to complete ongoing investments of about SEKm 200, of which the largest may be seen in the table below.

Ongoing projects	Investment, SEKm	Remaining investment SEKm	To be completed
Skår 58:1, Gothenburg	52	36	Q3, 2005
Boländerna 30:2, Uppsala	40	6	Q1, 2005
St Clemens 22, Lund	33	32	Q4, 2005
Dragarbrunn 16:2, Uppsala	32	25	Q3, 2005
Kulan 1, Helsingborg	26	25	Q4, 2005

Valuation model

According to accepted theory, the value of an asset consists of the net present value of the future cash flow that the asset is expected to generate. This section aims to describe and illustrate Castellum's cash flow-based model for the calculation of the value of the real estate portfolio.

The value of the real estate portfolio is calculated in this model as the total present value of net operating income minus remaining investments on ongoing projects, during the next nine years and the present value of the estimated residual value in year ten. The residual value in year ten consists of the total present value of net operating income during the remaining economic life span. The estimated market value of undeveloped land is added to this.

The required yield and assumption regarding future real growth are of crucial importance for the calculated value of the real estate portfolio, as they are the most important value-driving factors in the valuation model. The required yield is the weighted cost of borrowed capital and equity. The cost of borrowed capital is based on the market interest rate for loans. The cost of equity is based on a "risk-free interest rate" equivalent to the long-term government bond rate with the addition of a "risk premium". The risk premium is unique to each investment and depends on the investor's perception of future risk and potential.

To illustrate the model, the following example is provided. It should be noted that assumptions regarding cash flow growth and other assumptions included in the model are only intended to illustrate the model. The example should thus not be regarded as a forecast of the company's expected earnings.

Assumptions in the example:

- *The economic occupancy rate is assumed to increase in order to reach a long-term level of 95% in the year 2009.*
- *Net operating income for 2004 is based on the result for the investment properties, with an assumed cost of SEK 30/sq.m. for pure property administration.*
- *Growth in rental value and property costs has been assumed to 1% per annum during the calculation period.*
- *The average economic life of the real estate portfolio has been assumed to be 50 years.*
- *Projects and land have been assumed to be SEKm 769.*
- *The required yield is calculated according to the following assumptions:*

	Required yield	Perc. of capital	Weighted required capital
Equity	9.2% - 19.3%	30%	2.8% - 5.8%
Borrowed capital	6.0%	70%	4.2%
Weighted required capital		**100%**	**7.0% - 10.0%**

Exampel - calculation of the value of the real estate portfolio

SEKm	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Rental value	**2 083**	2 104	2 125	2 146	2 168	2 189	2 211	2 233	2 256	2 278	2 301
Rental income	**1 866**	1 914	1 955	1 996	2 038	2 080	2 101	2 122	2 143	2 164	2 186
Economic occupancy rate	**89.6%**	*91%*	*92%*	*93%*	*94%*	*95%*	*95%*	*95%*	*95%*	*95%*	*95%*
Property costs	**-592**	-598	-604	-610	-616	-622	-628	-635	-641	-647	-654
Net operating income = cash flow	**1 274**	**1 316**	**1 351**	**1 386**	**1 422**	**1 458**	**1 473**	**1 487**	**1 502**	**1 517**	**1 532**

Discounted cash flow, years 1-9	**9 022**	← Discounted cash flow
Discounted residual value, year 10	**9 696**	← Discounted residual value — 20 734
Assumed value, projects and land	**769**	
Total property value	**19 487**	

Internal valutaion

Castellum has made an internal valuation of all properties as of December 31, 2004. The valuation was carried out in a uniform manner, and was based on a ten-year cash flow model, which was described in principle above. The internal valuation was based on an individual assessment for each property of both its future earnings capacity and its required yield. In assessing a property's future earnings capacity we took into account an assumed level of inflation of 1.5% and potential changes in rental levels from each contract's rent and expiry date compared with the estimated current market rent, as well as changes in occupancy rate and property costs. Included in property costs are operating expenses, maintenance, ground rent, real estate tax, and leasing and property management.

Assumptions on the required yield

The required yield on equity is different for each property, and is based on assumptions regarding real interest rate, inflation and risk premium. The risk premium is different for each property and can be divided into two parts - general risk and individual risk. The general risk adjusts for the fact that a real estate investment is not as liquid as a bond, and that the asset is affected by the general economic situation. The individual risk is specific to each property, and comprises a weighted assessment of; the property's category, the town/city in which the property is located, the property's location within the town/city with reference to the property's category, if the property has the right design, is appropriate and makes efficient use of space, the property's technical standard with regard to such criteria as the choise of material, the quality of public installations, furnishing and equipment in the premises and apartments and the nature of the lease agreement, with regard to such issues as the length, size and number of agreements.

In order to calculate the required yield on total capital, assumptions have been made about the cost of borrowed capital, which varies depending on the property category and amounts to 5.5%-6.5%. The required yield of borrowed capital comprises the real interest rate, inflation and a margin that the borrower has to pay for the borrowed capital. The margin varies depending on the property category, where residential properties have the lowest and warehouse/industrial the highest margin. The equity/assets ratio is assumed to be 20%-45%, depending on the property category.

The required yield on total capital is calculated by weighting the required yield on equity and the cost of borrowing on the basis of the equity/assets ratio. The required yield on total capital is used to discount the expected 10-year future cash flow, while the residual value is discounted by calculating the return on total capital minus growth which is set equivalent to the inflation.

The residential properies have been valued as rental apartments and not as tenant-owners' rights.

The assumptions that form the basis for Castellum's valuation are shown in the table below.

Assumptions per property category 31-12-2004	Office/Retail	Warehouse/ Industrial	Residential
Real interest rate	4.0%	4.0%	4.0%
Inflation	1.5%	1.5%	1.5%
Risk	5.2%-12.6%	8.1%-14.2%	0.8%-7.3%
Return on equity	10.7%-18.1%	13.6%-19.7%	6.3%-12.8%
Interest rate	6.0%	6.5%	5.5%
Equity/assets ratio	35%	45%	20%
Return on total capital	7.6%-10.2%	9.7%-12.4%	5.7%-7.0%
Return on total capital minus growth equal to inflation	6.1%-8.7%	8.2%-10.9%	4.2%-5.5%

Compared to previous year the required yield has been reduced by approx. 0.3 percentage units in order to reflect the increase in prices seen on the real estate market.

Development projects and building permissions

Projects in progress have been valued using the same principle, but with deductions for outstanding investment. Sites with building permission and land have been valued on the basis of an estimated market value per square metre.

The value of the real estate portfolio and calculated net asset value
The internal valuation shows a long-term value determined on earnings basis of SEKm 19,449 (18,015), which is an increase in value of approx. 3% (-1%). The increase is chiefly assigned to the Öresund Region and Greater Gothenburg.

The pre tax net asset value may be calculated to SEKm 10,085 (9,006) equivalent to SEK 246 (220) per share, while the net asset value after a 28% tax deduction may be calculated to SEKm 8,317 (7,644), equivalent to SEK 203 (186) per share. The net asset value calculation takes no consideration to possible surplus values, apart from those in the real estate portfolio, or negative value in the interest rate swap portfolio. The table below shows the long-term value determined on an earnings basis and the distribution of surplus value per property category.

Real estate value and NAV as at 31-12-2004	Valutaion, SEKm	*Valutaion SEK/sq.m.*	Book value, SEKm	Surplus value/ NAV, SEKm
Office/Retail	12 456	*10 184*	9 422	3 034
Warehouse/Industrial	5 591	*4 857*	4 368	1 223
Residential	633	*12 660*	385	248
Projects and land	769	–	566	203
Total	**19 449**	–	**14 741**	**4 708**
Disclosed equity				4 927
Reversed deferred tax provisions				450
Pre tax net asset value (SEK 246 per share)				**10 085**
Deferred tax, 28%				–1 768
Net asset value after 28% tax (SEK 203 per share)				**8 317**

External valuation

In order to provide further assurance and validation of the valuation more than 100 properties, representing 54% of the value of the portfolio, were valued by Svefa AB. The properties were selected on the basis of the largest properties in terms of value, but also in order to reflect the composition of the portfolio as a whole in terms of category and geographical location of the properties. Svefa's valuation of the selected properties amounted to SEKm 10,736, within an uncertainty range of +/– 5%-10% on property level. The size of the uncertainty range varies depending on each property's category and location. Castellum's valuation of the same properties amounted to SEKm 10,599. It can be confirmed that, at portfolio level, the external and internal valuations correspond, although there are individual differences.

Uncertainty range

It should, however, be emphasised that a property's true value can only be confirmed when it is sold. Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. The value ranges stated for property valuations, which are usually between +/–10%, should be viewed as indications of the uncertainty that may exist in such assessments. It can, however, be noted that Castellum during 2004 sold properties for SEKm 494, which was SEKm 89 above the previous year's valuation. This is chiefly explained by residential properties being valued as rental apartments but sold to tenant owners' associations.

When calculating the net asset value both the range used for the uncertainty in property valuations and the fact that the effective taxation is less than the normal tax rate of 28% must be taken into consideration. The tax is less because the tax payments will not be realized until the property is sold. The table below shows a sensitivity analysis for different uncertainty ranges and effective tax rates. Assuming an uncertainty range of +/–5% and an effective tax rate of 10%-15% the net asset value can be calculated at SEK 203-252 per share.

Sensitivity analysis - net asset value per share

Effective tax rate	**Uncertainty range in property valuations**				
	-10%	-5%	+/-0%	+5%	+10%
0%	199	222	246	270	293
5%	193	216	238	261	283
10%	188	**209**	**231**	**252**	273
15%	183	**203**	**223**	**243**	263
20%	177	196	215	234	253
28% = nominal	169	186	203	220	237

Equipment/installations

Note 13

	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Opening acquisition value	39	37	3	3
Acquisitions	3	5	1	1
Sales / Retirement of assets	–2	–3	–1	–1
Closing acquisition value	**40**	**39**	**3**	**3**
Opening depreciation	–32	–30	–2	–2
Sales / Retirement of assets	3	3	1	1
Depreciation for the year	–4	–5	–1	–1
Closing depreciation	**–33**	**–32**	**–2**	**–2**
Book value	**7**	**7**	**1**	**1**

Participations in group companies

Note 14

	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Opening / Closing acquisition value	–	–	**3 727**	**3 727**
Opening write-downs	–	–	–37	–77
Reversed write-downs	–	–	37	40
Closing write-downs	–	–	**0**	**–37**
Book value	–	–	**3 727**	**3 690**

The principles for consolidation are described in the accounting principles. Directly owned subsidiaries are listed below. Other companies in the Group are included in each respective subsidiary's annual report.

Directly owned subsidiaries	Corporate identity no.	Registered office	Share of capital	Book value
Fastighets AB Brostaden	556002-8952	Stockholm	100%	814
Aspholmen Fastigheter AB	556121-9089	Örebro	100%	506
Eklandia Fastighets AB	556122-3768	Gothenburg	100%	687
Harry Sjögren AB	556051-0561	Mölndal	100%	547
Fastighets AB Corallen	556226-6527	Värnamo	100%	422
Fastighets AB Briggen	556476-7688	Malmö	100%	751
Fastighets AB Regeringsgatan	556571-4051	Gothenburg	100%	0
Total				**3 727**

Shareholders' equity

Note 15

Share capital

The share capital as of December 31st 2004 consisted of 43,001,677 registered A-shares with one vote per share and a nominal value of SEK 2 per share. All shares are fully paid. Of the registered shares, Castellum owns 2,001,677, to a total nominal value of SEK 4,003,354. The number of outstanding shares thus totals 41,000,000, which is the same amount as for the corresponding period in the previous year. The repurchased shares do not carry any voting rights or entitlement to dividend.

There are no restrictions regarding dividend or other types of repayment. There are no potential common shares such as convertible shares, or preferential rights to accumulated dividend (preference shares).

Development of share capital	Date	Number of sharesr	Nominal SEK/share	Share capital, SEK
Formation, A-shares	27-10-1993	+500	100	+50 000
New share issue, A-shares	27-09-1994	+999 500	100	+99 950 000
Share split 50:1	25-03-1997	+49 000 000	2	-
IPO	**23-05-1997**	**50 000 000**	**2**	**100 000 000**
New share issue, C-shares	12-07-2000	+7 142 857	2	+14 285 714
Redemption, A-shares	12-07-2000	–6 998 323	2	–13 996 646
Redemption, C-shares	13-11-2000	–7 142 857	2	–14 285 714
Year-end	**31-12-2004**	**43 001 677**	**2**	**86 003 354**

Restricted and non-restricted equity

Shareholders' equity shall, according to the Companies Act, be divided into non-distributable (restricted) and distributable (non-restricted) equity. Only the lowest of the parent company's and the Group's non-restricted equity can be distributed to the shareholders.

Castellum's restricted equity consists of share capital and legal reserve. As far as the legal reserve is concerned a limited liability company must allocate at least 10% of net income for the year until the legal reserve amounts to 20% of share capital. The remaining portion of Castellum's equity consists of non-restricted equity.

Own shares repurchased

During the year 2000, Castellum repurchased 2,001,677 of the company's own shares for a total of SEKm 194, equivalent to 4.7% of the total registered number of shares. Since then no repurchase of the company's own shares have been made.

Dividend

Dividends are proposed by the Board of Directors according to the rules of the Companies Act and decided by the Annual General Meeting. The proposed dividend, not yet paid out, for the fiscal year 2004 is SEK 9.50 per share, SEKm 389 in total. The amount is reported as debt after the Annual General Meeting has approved the dividend.

Note 16 Deferred tax liability / assets

A realization of all assets and liabilities to the Group's book value, dissolvment of all untaxed reserves and utilization all existing tax loss carry forwards would, as is shown in the table below, result in a taxable income of SEKm 1,607 (761), equivalent to a tax payment of SEKm 450 (213).

As far as the parent company is concerned the deferred tax asset of SEKm 1 (8) consists of 28% of unutilized tax loss carry forwards that amounts to SEKm 4 (26). Of the change of deferred tax assets during the year, SEKm 15 (10) has been reported directly in equity.

Tax loss carry forwards

Castellum's tax loss carry forwards were estimated on December 31st 2004 at SEKm 52 (232), after SEKm 180 (458) had been utilized during the year.

Ovarvaluation and under-valuation of properties for tax purposes

When the tax effect of a sale of all properties in the Group is calculated, the book value in the Group of SEKm 14,741 (13,911) must be balanced against the residual value for tax purposes in a legal entity, which amounts to SEKm 12,968 (12,771). For properties owned by partnerships and limited partnerships the surplus value of these shares, which amounts in total to SEKm 118 (151), must also be considered. When these surplus values are taken into consideration, if all of Castellum's properties were sold, the taxable net profit would exceed the book profit in the Group by SEKm 1,655 (989). This is an increase of SEKm 666 (269) compared with previous year.

Previous write-downs where tax deductions have been assessed amounts to more than SEKm 200. These may in case of a future increase in value be reversed.

Untaxed reserves

The Group has untaxed reserves in the form of tax allocation reserves. Through provision to tax allocation reserves, the taxation is postponed to a later year. The provision, which can amount to a maximum of 25% of the taxable income for the year, must be reversed to taxation not later than six years thereafter.

Deferred tax liability	2004 Basis	2004 Tax 28%	2003 Basis	2003 Tax 28%
Tax loss carry forwards				
Opening balance	232	65	690	193
Change of the year	–180	–50	–458	–128
Closing balance	**52**	**15**	**232**	**65**
Difference between book and tax basis value on properties				
Opening balance	–989	–277	–720	–202
Change of the year, income statement	–554	–155	–269	–75
Acquisition/sale, property through company	–112	–32	–	–
Closing balance	**–1 655**	**–464**	**–989**	**–277**
Untaxed reserves				
Opening balance	–4	–1	–3	0
Change of the year	0	0	–1	–1
Closing balance	**–4**	**–1**	**–4**	**–1**
Total				
Opening balance	–761	–213	–33	–9
Change of the year	–846	–237	–728	–204
Closing balance	**–1 607**	**–450**	**–761**	**–213**

Liabilities

Note 17

	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Interest-bearing liabilities due within one year of the year-end	–	–	–	–
Other non-interest bearing liabilities due within one year of the year-end	631	606	177	152
Interest-bearing liabilities due within 1-5 years of the year-end	8	1 698		974
Interest-bearing liabilities due later than 5 years after the year-end	8 826	6 900	9 203	6 900
Total	**9 465**	**9 204**	**9 380**	**8 026**

During 2005, current interest-bearing liabilities amounting to SEKm 2,546 (1,339) are due for payment, but since they are covered by unutilized long-term credit agreements, they are treated as long-term interest-bearing liabilities.

Long-term interest-bearing liabilities

Note 18

Objectives

The treasury department in Castellum shall, within the objectives for capital structure of a visible equity/assets ratio of at least 30% and an interest coverage ratio of at least 200%, minimise the financial risks in order to secure Castellum's need for liquidity and long-term funding, but also achieve a low and stable net of interest income/costs.

Financial policy

Castellum manages the financial risks according to the framework of the financial policy as defined by the Board. Following risks are defined in the financial policy:

Interest rate risk

Interest rate risk refers to the risk that changes in interest rates affect the income and cash flows. How much and how soon a change in the interest rates affect income depends on the term of fixed-interest agreements. In order to manage the interest rate risk and achieve a stable trend in interest rate costs, the duration of Castellum's interest rate terms on net loans should be 2-4 years. A maximum of 50% of Castellum's interest rate terms on net loans may mature within 12 month and a maximum of 30% may mature within each following12 month period.

Currency risk

Currency risk refers to the risk that changes in the exchange rates will affect the net of financial income and costs. Currency exposure can arise when borrowing or investing in foreign currency. Castellum only owns properties in Sweden, and may, according to the financial policy, not be exposed to risk in foreign currency.

Funding risk

Funding risk is the risk that no funding is available or is very unfavourable at a given point in time. In order to limit the funding risk Castellum keep access to long-term credit agreements as well as many sources of funding. Castellum's funding should be secured by credit agreements. At least 50% of Castellum's long-term credit agreements should have a duration of at least 2 years.

Counterparty risk

Counterparty risk refers to the risk that a counterparty does not complete delivery or payment. In the financial operations, counterparty risk arises mainly when investing surplus cash flow, in interest rate swap agreements and in long-term credit agreements. To reduce the counterparty risk, the financial policy states that Castellum shall only work with banks and credit institutions with good credit ratings and approved in the policy. In addition there are limits for the amount of single party engagements accepted.

Liquidity risk

Liquidity risk is the risk of not having access to liquidity or unutilized credit facilities in order to settle payments due. The liquidity reserve is set in relation to Castellum's fixed costs and should be secured by Castellum's access to funding or liquid assets that may be drawn on a short notice.

Operational risk

Operational risk is the risk of incurring losses due to insufficient procedures and / or improper actions. Good internal control, adequate administrative systems, employee training and access to reliable valuation and risk models is a good starting point for minimizing the operational risks. In order to minimize the operational risks there should, in addition to the financial policy, be instructions on how the treasury department's daily operations such as draw-downs on loans, payments, transferrals and reports should be run.

Policy	Objective	Outcome
Equity/assets ratio	At least 30%	33%
Interest coverage ratio	At least 200%	278%
Interest rate risk	Average fixed-rate interest term 2-4 years	2.4 years
	Maximum 50% within 12 months,	36%
	maximum 30% within each 12-month-period following.	23%
Currency risk	Not allowed	No exposure
Funding risk	Minumum 50% long-term agreements	100%
Counterparty risk	Only credit institutes with good credit ratings	Fulfilled
Liquidity risk	Liquidity reserve in order to fulfill payments due	SEKm 3,081 in unutilized credit agreements

Credit structure

At the year-end, Castellum had long-term binding credit agreements totalling SEKm 10,958 (10,059), short-term binding credit agreements totalling SEKm 732 (694) and a commercial paper programme of SEKm 3,000 (2,500). Outstanding commercial papers of SEKm 2,417 are fully covered by unutilized long-term credit agreements. After deduction of liquid assets of SEKm 7 (33), net interest-bearing items were SEKm 8,827 (8,565). Castellum's credit agreements may be seen in the table below.

Credit agreements/-limits	Amount, SEKm	Utilized
Long-term binding credit agreements	10 958	6 288
Short-term binding credit agreements	732	122
Commercial paper programme	3 000	2 417
Total	**14 690**	**8 827**

The duration of Castellum's long-term credit agreements as of 31-12-2004 was 6.3 years. The loan maturity structure for Castellum's credit agreements, as may be seen in the table below, shows when in time the credit agreements fall due for renegotiation or repayment.

Loan maturity structure	Amount, SEKm	Utilized
0-1 year (incl. outstanding commerical papers)	3 149	2 539
1-2 years	2	2
2-3 years	6	6
3-4 years	700	100
4-5 years	1 000	250
5-10 years	9 250	5 930
Total	**14 107**	**8 827**

Castellum's Group bank arranges loan under Catellum's credit agreements or issues commercial papers in order to provide funding for the subsidiaries owning the properties. The credit agreements provide Castellum with the right to choose both short-term and long-term fixed interest rates.

Collaterals for loans drawn can be divided into three categories:

- Loans pledged by Castellum's receivables from subsidiaries, including pledged mortgages. In addition to the pledged mortgages the majority of the credit agreements include financial covenants such as equity/assets ratio and interest coverage ratio.
- Loans pledged only by financial covenants such as equity/assets ratio and interest coverage ratio.
- Unsecured loans.

The conditions for funding in all credit agreements are in line with Castellum's financial objectives. Irrespective of the type of credit agreement they include the usual conditions for cancellation and sometimes also conditions for renegotiation if there is a material adverse change in business or an unacceptable single party engagement for the lender occur. If the lender calls on the right for renegotiation and the parties cannot agree, the agreements contain specified terms for the time of termination for those agreements covered by such conditions.

Castellum can increase or decrease the allocation under the long-term credit agreements. The objective is to minimise the interest-bearing liabilities, and cash is therefore used primarily to repay outstanding debts.

In order to secure Castellum's need for liquidity and long-term funding, Castellum is renegotiating and adding new credit agreements on an ongoing basis. During 2004, Castellum has renegotiated and negotiated new credit agreements for a total of SEKm 10,982 and increased the limit of Castellum's commercial paper programme with SEKm 500 to SEKm 3,000.

Credit agreements/-limits, changes during the year	
Opening credit agreements/-limits 2004	**13 253**
Increase of commercial paper programme	500
New credit agreements	3 450
Renegotiated and extended credit agreements	+/–7 532
Closed credit agreements	–2 513
Closing credit agreements/-limits 2004	**14 690**

Interest rate maturity structure

The average interest rate at the year-end was 4.8% (5.2%). The average fixed interest term on the same date was 2.4 years (2.7). The interest rate maturity structure has been achieved through the extension of loans with mainly short fixed interest terms by the use of long-term interest rate swaps with a nominal base value of SEKm 9,370 (8,070). The interest rate maturity structure can be seen in the table below.

Interest rate maturity structure	Amount, SEKm	Average interest rate
0-1 year	3 219	3.1%
1-2 years	952	5.2%
2-3 years	2 006	5.4%
3-4 years	500	5.6%
4-5 years	450	5.4%
5-10 years	1 700	6.4%
Total	**8 827**	**4.8%**

In order to achieve the objective of a stable net interest income/costs according to the framework of the financial policy, consideration is taken to the nominal interest rate, the state of the economy, the level on which the cash flow is affected by a change in the interest rate, and how soon a change in the interest rate is compensated by index-clauses and renegotiations of lease contracts. Mainly loans with short term fixed interest rate are drawn. The combination of loans with short-term fixed interest rates and interest rate swaps provides a cost effective and flexible management of interest rate risk, by which the desired interest rate maturity structure can be achived and the interest rate costs can be hedged. Castellum regards the combination of loans with short term fixed interest rates and interest rate swaps as fixed interest rate agreements.

When interest rate swaps are used for the purpose of getting fixed interest rate agreements, a theoretical market value occurs in each interest rate swap. The market value varies due to changes in the interest rate but also due to the remaining life of the swap. The market value of the interest rate swap portfolio is not affecting Castellum's aim for stable and low interest rate costs, it rather only reflects the mathematical calculation of the value of the interest rate swaps' future cash flow discounted with today's market interest rate for a new portfolio of loans with a corresponding interest rate maturity structure. The average interest rate for a portfolio of loans with a corresponding interest rate maturity structure was 3.6%. The theoretical market value of Castellum's interest rate swap portfolio totalled SEKm -391 (-245) at the year-end and is based on the difference between Castellum's average interest rate of 4.8% and the market interest rate of 3.6%. According to Castellum's accounting principles, the market value of the interest rate swaps is not recorded in the books, instead the cost is spread over the swaps' duration.

Assuming an unchanged average fixed interest rate structure and an unchanged volume of loans, a change of +/-1 percentage unit in both the short-term and long-term interest rate would affect Castellum's interest rate costs by +/- SEKm 28 during 2005, which is equivalent to 4% of Castellum's cash flow from management. However, with a floating interest rate, an equal change would have affected Castellum's interest rate costs by +/- SEKm 75 during 2005.

Note 19 Accrued expenses and prepaid income

	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Rent paid in advance	228	198	–	–
Accrued interest	141	126	141	124
Other	93	87	34	26
Total	**462**	**411**	**175**	**150**

Pledged assets

Note 20

	Group		Parent Company	
	2004	2003	2004	2003
Property mortgages	8 637	7 802	–	–
Long-term receivables, Group companies	–	–	8 488	7 599
Total	**8 637**	**7 802**	**8 488**	**7 599**

Contingent liabilities

Note 21

	Group		Parent Company	
	2004	2003	2004	2003
Guaranteed commitments for subsidiaries	–	–	–	1 003

Subsequent events

Note 22

In 2005 all listed companies within the EU should report according to the International Finance Reporting Standard (IFRS). The new accounting standards implication and effect on Castellum's income statement and balance sheet may be seen on pages 46-47.

Since the end of the financial year, 6 properties have been sold for SEKm 128, which by SEKm 65 exceeded the book value and by SEKm 17 the valuation as at 31 December, 2004.

The Financial Reports are a part of the Annual Report and were signed by the Board of Directors on February 7th 2005.

The Income Statement and the Balance Sheet for the Parent Company and the Group shall be adopted at Castellum AB's Annual General Meeting, which is expected to take place on March 25th 2005.

Proposed Appropriation of Profits

The Group

As shown in the consolidated balance sheet, the Group's retained earnings amount to SEKm 4,583. No transfer to restricted reserves is proposed.

The Parent Company

The following funds are at the disposal of the Annual General Meeting:

Non-restricted reserves	SEK 3,707,230,191
Net income for the year	SEK 237,568,800
	SEK 3,944,798,991

The Board of Directors and the Chief Executive Officer propose that the retained earings be appropriated as follows:

Dividend to shareholders, SEK 9,50	SEK 389,500,000
Carried forward to the new accounts	SEK 3,555,298,991
	SEK 3,944,798,991

The company has 43,001,677 registered shares, of which 2,001,677 are currently the company's own repurchased shares and are not entitled to dividends.

The total dividend payment proposed above of SEK 389,500,000 can therefore be changed if the number of the company's own repurchased shares changes before the record date for the dividend.

Gothenburg, February 7th 2005

Jan Kvarnström
Chairman

Ulla-Britt Fräjdin-Hellqvist

Mats Israelsson

Gunnar Larsson

Stig-Arne Larsson

Göran Lindén

Lars-Erik Jansson
Chief Executive Officer

The Auditor's Report regarding this Annual Report was submitted on February 7th 2005.

Caj Nackstad
Authorised Public Accountant

Ingemar Rindstig
Authorised Public Accountant

Audit Report

To the Annual General Meeting of Castellum AB (publ), corporate identity no. 556475-5550

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the chief executive officer of Castellum AB for the year 2004. These accounts and the administration of the company and the application of the Annual Accounts Act when preparing the annual accounts and the consolidated accounts are the responsibility of the board of directors and the chief executive officer. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the chief executive officer and significant estimates made by the board of directors and the chief executive officer when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the chief executive officer. We also examined whether any board member or the chief executive officer has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The Directors' report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit of the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the chief executive officer be discharged from liability for the financial year.

Gothenburg, February 7th 2005

Caj Nackstad
Authorised Public Accountant

Ingemar Rindstig
Authorised Public Accountant



Castellum's Real Estate Portfolio 2004

Management subsidiaries: ASP = Aspholmen Fastigheter AB; BRI = Fastighets AB Briggen; BRO = Fastighets AB Brostaden; COR = Fastighets AB Corallen; EKL = Eklandia Fastighets AB; HAR = Harry Sjögren AB

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb.year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
OFFICE/RETAIL													
Annedal 21:10	Haraldsgatan 5	Gothenburg	1995	4 970	–	–	–	–	–	4 970	59 800	EKL	
Gamlestaden 22:14	Gamlestadsvägen 16	Gothenburg	1920/1985	16 848	–	1 592	–	–	858	19 298	50 941	EKL	*
Guldheden 8:10	Guldhedsgatan 5	Gothenburg	1995	9 678	–	–	–	–	–	9 678	–	EKL	
Gullbergsvass 1:15	Lilla Bommens Torg	Gothenburg	2001	7 976	–	–	–	–	–	7 976	146 000	EKL	
Heden 16:5	Parkg 10/Nya Allén 5	Gothenburg	1961	1 303	–	–	–	604	10	1 917	18 631	EKL	
Inom Vallgraven 19:17	Kyrkogatan 38-40	Gothenburg	1919	975	368	20	–	–	–	1 363	16 600	EKL	
Inom Vallgraven 22:3	Kungsgatan 31-33	Gothenburg	1929	1 025	488	–	–	–	–	1 513	21 000	EKL	
Inom Vallgraven 33:9	Västra Hamng 21/Vallg 9	Gothenburg	1929/1995	1 063	510	–	–	–	–	1 573	18 400	EKL	
Inom Vallgraven 34:8	Kungsg 19-23/Magasinsg 18	Gothenburg	1929/1994	3 598	666	55	–	–	–	4 319	54 200	EKL	
Inom Vallgraven 35:14	Kungsg 15-17/Magasinsg 17	Gothenburg	1929/1991	3 348	319	–	–	469	–	4 136	64 981	EKL	
Inom Vallgraven 35:16 A	Kaserntorget 5/Vallg 2	Gothenburg	1991	2 993	–	20	–	–	–	3 013	44 600	EKL	
Inom Vallgraven 4:1	Östra Larmgatan 18	Gothenburg	1856/1988	2 597	–	–	–	–	–	2 597	27 500	EKL	
Inom Vallgraven 46:2	Stora Badhusgatan 30	Gothenburg	1929	824	–	104	–	–	–	928	6 590	EKL	
Inom Vallgraven 57:2	Drottningsg 7/V Hamng 5	Gothenburg	1988/1990	6 167	526	331	–	–	–	7 024	86 200	EKL	
Lorensberg 46:5	Kungsportsavenyen 7	Gothenburg	1930	276	691	–	–	–	–	967	12 800	EKL	
Lorensberg 48:8	Vasagatan 46	Gothenburg	1900/1992	1 401	202	40	–	–	34	1 677	17 600	EKL	
Masthugget 26:1	Barlastgatan 2	Gothenburg	1923	4 038	1 075	–	–	2 796	–	7 909	88 400	EKL	
Masthugget 3:6	Linnegatan 5	Gothenburg	1893/1980	1 282	628	–	–	1 080	–	2 990	26 590	EKL	
Masthugget 9:17	Järntorget 3-4	Gothenburg	1900	2 865	518	10	–	–	–	3 393	30 800	EKL	
Nordstaden 2:16	Östra Hamngatan 16	Gothenburg	1974	17 342	–	–	–	–	4	17 346	275 630	EKL	*
Pustervik 3:8	Brogatan 4	Gothenburg	1988	3 885	–	–	–	–	–	3 885	–	EKL	
Skår 58:1	St Sigfridsgatan 89	Gothenburg	1991	7 157	–	–	–	–	–	7 157	26 600	EKL	B
Högsbo 13:3	E A Rosengrens gata 15	Gothenburg	1982	1 244	–	–	–	–	–	1 244	3 409	HAR	T
Högsbo 20:22	F O Petterssons gata 24-32	Gothenburg	1982	14 145	178	760	–	–	–	15 083	71 200	HAR	
Högsbo 24:12	August Barks gata 23	Gothenburg	1968/1990	3 117	–	2 756	–	–	–	5 873	22 779	HAR	B
Högsbo 27:7	August Barks gata 6	Gothenburg	1988	7 933	–	–	–	–	–	7 933	41 000	HAR	
Högsbo 8:8	Beatrice Lesslies gata 14	Gothenburg	1961/2001	1 100	–	1 000	–	–	–	2 100	5 629	HAR	
Kobbegården 6:362	Stora Åvägen 19 A-B, 21	Gothenburg	1990	5 513	878	1 150	–	–	–	7 541	37 600	HAR	
Kobbegården 6:726	Datavägen 14 B	Gothenburg	1981	2 573	–	–	–	–	–	2 573	6 257	HAR	
Gamlestaden 26:1	Marieholmsgatan 10	Gothenburg	1914/1987	5 634	270	9 550	–	–	–	15 454	28 138	EKL	T/B
Olskroken 14:2	Ånäsv 44-46/Svang 2-4/Ejderg 3	Gothenburg	1895/1986	7 425	315	5 491	–	136	–	13 367	55 917	EKL	
Backa 27:21	Bergögatan 6	Gothenburg	1984	188	–	50	–	–	–	238	670	EKL	
Backa 27:24	Bergögatan 10	Gothenburg	1984	978	–	769	–	–	–	1 747	6 615	EKL	
Backa 27:25	Bergögatan 12	Gothenburg	1984	773	–	47	–	–	146	966	2 070	EKL	
Backa 27:40	Bergögatan 16	Gothenburg	1984	823	–	367	–	–	190	1 380	5 054	EKL	
Backa 27:43	Bergögatan 5-7	Gothenburg	1984	3 124	–	1 293	–	–	411	4 828	21 324	EKL	
Kärra 77:3	Tagenevägen 70	Gothenburg	1990	1 285	–	–	–	–	–	1 285	3 512	EKL	T
Rambergsstaden 733:409	Herkulesgatan 68	Gothenburg	1988	2 424	944	710	–	–	83	4 161	17 504	EKL	
Sannegården 5:4	Säterigatan 21-29	Gothenburg	1973	2 144	–	548	–	–	–	2 692	20 600	EKL	
Tingstadsvassen 11:11	Ringög 12/Kolgruveg 3-5	Gothenburg	1992	3 745	1 485	53	–	–	27	5 310	25 400	EKL	B
Tingstadsvassen 26:5	Lergodsgatan 1-3	Gothenburg	1989	1 152	–	2 129	–	–	–	3 281	12 233	EKL	T/B
Anisen 1	Johannefredsgatan 1	Mölndal	1990	1 676	–	237	–	–	–	1 913	9 895	HAR	
Anisen 3	Johannefredsgatan 3	Mölndal	1999/2003	1 800	1 500	–	2 600	–	–	5 900	22 211	HAR	

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission


Masthugget 26:1, Gothenburg


Högsbo 20:22, Gothenburg


KÄRRA
SÄVE
BACKA
PARTILLE
E20
SÄVEDALEN
RINGÖN
LUNDBY
KÅLLTORP
ARENDAL
Göta älv
MAJORNA
VASASTADEN
GOTHENBURG
LÅNGEDRAG
MÖLNDAL
LACKAREBÄCK
MÖLNLYCKE
FRÖLUNDA
HÖGSBO
SISJÖN
ÅBRO
ASKIM
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land




Annedal 21:10, Gothenburg

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
				Square metres per type of premises									
Berguven 1	Möbelgatan 4	Mölndal	1964	6 500	-	-	-	-	500	7 000	27 772	HAR	*/B
Generatorn 5	Aminogatan 16	Mölndal	1986	640	-	-	483	-	-	1 123	5 987	HAR	
Mejramen 1	Lunnagårdsgatan 4	Mölndal	1999	8 300	-	4 700	-	-	-	13 000	87 200	HAR	B
Pottegården 4	Kråketorpsgatan 20	Mölndal	1992	3 182	-	1 836	-	-	-	5 018	19 776	HAR	
Riskullaverket 2	Aminogatan 25	Mölndal	1991	1 692	-	1 261	-	-	-	2 953	15 744	HAR	
Apollo 5	Österlånggatan 5	Borås	1930/1979	6 803	552	193	-	-	-	7 548	39 600	HAR	
Katrinedal 14	Katrinedalsgatan 22	Borås	1990	2 360	-	1 892	-	-	-	4 252	10 675	HAR	
Midas 14	Västerlånggatan 17	Borås	1974	15 408	5 424	-	366	-	-	21 198	126 400	HAR	
Narcissus 5	L:a Brogatan 15/St Brogatan 16	Borås	1930	908	1 484	-	-	1 284	-	3 676	20 199	HAR	
Nestor 2	L:a Brogatan 19-21	Borås	1962/1991	1 225	3 012	135	-	-	-	4 372	30 800	HAR	
Nestor 3	St Brogatan 24	Borås	1930	1 346	732	-	-	439	-	2 517	14 080	HAR	
Solsten 1:109	Företagsparken	Härryda	2003	11 375	-	-	-	-	-	11 375	38 688	EKL	
Partille 4:2, 4:25	G:a Kronvägen 22	Partille	1940/1981	-	2 240	-	-	-	-	2 240	4 645	HAR	
Ugglum 126:4	Gibsons väg 3	Partille	1990	468	-	-	-	-	-	468	2 519	HAR	
Ugglum 8:37	Göteborgsvägen 78-80	Partille	1937/1982	-	296	-	-	278	-	574	3 276	HAR	
Ugglum 8:91	Göteborgsvägen 82-84	Partille	1988	2 082	1 016	-	-	-	-	3 098	20 181	HAR	
Ugglum 8:92	Göteborgsvägen 74-76	Partille	1992	4 944	720	193	-	-	-	5 857	39 600	HAR	
Filaren 1	Sveagatan 10	Alingsås	1958/1968	2 716	2 282	158	-	-	-	5 156	16 547	HAR	
Gjutaren 26 B	Metallgatan 2-4	Alingsås	2000	3 585	-	-	-	-	-	3 585	-	HAR	
Hede 3:125	Sättarevägen 3	Kungsbacka	1990	1 759	-	601	-	-	-	2 360	14 865	HAR	
Kungsbacka 4:46	L:a Verkstadsgatan 8	Kungsbacka	1979	401	-	-	-	-	-	401	2 072	HAR	
Varla 2:380	Energigatan 11	Kungsbacka	1990	1 689	-	685	-	-	-	2 374	10 280	HAR	
Varla 2:416	Kungsparksvägen 2	Kungsbacka	2002	1 100	-	680	-	-	-	1 780	5 245	HAR	B
Stiftet 6	Bilgatan 20	Kungälv	1991	4 617	-	-	-	-	-	4 617	8 116	EKL	
Total office/retail				**253 507**	**29 319**	**41 416**	**3 449**	**7 086**	**2 263**	**337 040**	**2 077 147**		



BORÅS
LANDALA
CENTRUM
KYLLARED
VÄSTERÅSEN
Viaredssjön
VIARED
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Narcissus 5, Borås


Trucken 4, Borås

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
WAREHOUSE/INDUSTRIAL													
Arendal 4:3	Kårebogatan 8	Gothenburg	1968/1999	-	-	3 467	-	-	-	3 467	6 741	EKL	
Arendal 7:4	Kärrlyckegatan 11	Gothenburg	1991	1 400	-	2 214	-	-	164	3 778	8 486	EKL	
Backa 18:7, 18:10	Risbindaregatan 1	Gothenburg	1964	-	-	16 915	-	-	-	16 915	28 733	EKL	
Backa 192:10	Aröds Industriväg 66	Gothenburg	1990	1 410	-	1 335	-	-	-	2 745	8 898	EKL	
Backa 192:3	Aröds Industriväg 72	Gothenburg	1989	119	-	1 215	-	-	-	1 334	3 181	EKL	
Backa 192:4	Aröds Industriväg 60	Gothenburg	1989	331	200	1 487	-	-	-	2 018	4 633	EKL	T
Backa 192:6	Aröds Industriväg 62	Gothenburg	1988	134	-	1 255	-	-	-	1 389	2 961	EKL	
Backa 193:1	Aröds Industriväg 2 A	Gothenburg	1988/1996	-	-	2 541	-	-	-	2 541	8 961	EKL	B
Backa 196:6	Aröds Industriväg 34	Gothenburg	1990	964	-	220	-	-	635	1 819	5 345	EKL	
Backa 197:2	Aröds Industriväg 17-19	Gothenburg	1990	-	-	1 325	-	-	-	1 325	2 934	EKL	
Backa 22:11	Exportgatan 67	Gothenburg	1990	284	-	2 316	-	-	-	2 600	6 312	EKL	
Backa 22:3	Exportgatan 51 A	Gothenburg	1972/1997	-	-	4 986	-	-	-	4 986	15 743	EKL	
Backa 25:7	Exportgatan 28	Gothenburg	1972/1990	-	-	9 936	-	-	-	9 936	16 601	EKL	
Backa 26:3	Exportgatan 40	Gothenburg	1947/1988	2 715	240	3 578	-	-	6	6 539	10 056	EKL	
Backa 27:2	Importgatan 7	Gothenburg	1968	-	-	2 895	-	-	-	2 895	4 702	EKL	B
Backa 29:24	Importgatan 12	Gothenburg	1977	-	-	2 231	-	-	-	2 231	3 672	EKL	
Backa 94:1	Exportgatan 15	Gothenburg	1989	-	-	7 560	-	-	-	7 560	14 747	EKL	B
Backa 97:11	Exportgatan 39-41	Gothenburg	1978/1994	-	-	4 874	-	-	-	4 874	16 020	EKL	
Kärra 37:4	Tagenevägen 21	Gothenburg	1972	-	1 195	11 740	-	-	-	12 935	22 294	EKL	
Kärra 74:3	Tagenevägen 33	Gothenburg	1985	-	-	7 505	-	-	-	7 505	17 165	EKL	B
Kärra 75:1	Transportgatan 35	Gothenburg	1980/2000	-	-	8 671	-	-	-	8 671	19 067	EKL	
Kärra 77:5	Tagenevägen 62	Gothenburg	1988	720	-	686	-	-	-	1 406	2 872	EKL	
Kärra 77:8	Tagenevägen 72	Gothenburg	1991	102	-	2 054	-	-	-	2 156	6 753	EKL	
Kärra 80:7	Trankärrsvägen 14	Gothenburg	1990	281	-	3 386	-	-	-	3 667	9 578	EKL	T
Kärra 94:1	Orrekulla Industrigata 25	Gothenburg	1990	-	-	1 960	-	-	-	1 960	4 825	EKL	
Kärra 96:1	Orrekulla Industrigata 13-15	Gothenburg	1991	210	-	3 780	-	-	-	3 990	11 429	EKL	B
Tingstadsvassen 11:9	Kolgruvegatan 9	Gothenburg	1988	429	-	612	-	-	-	1 041	2 943	EKL	
Tingstadsvassen 12:6	Manufakturgatan 19	Gothenburg	1990	-	-	2 827	-	-	-	2 827	6 473	EKL	T
Tingstadsvassen 12:9	Manufakturgatan 21-23	Gothenburg	1957	-	-	6 179	-	-	-	6 179	6 279	EKL	T
Tingstadsvassen 14:7	Stålverksgatan 11	Göteborg	1993	-	-	5 500	-	-	-	5 500	537	EKL	
Tingstadsvassen 19:3	Kolgruvegatan 1	Gothenburg	1950	788	200	9 287	-	-	-	10 275	12 991	EKL	T
Högsbo 18:1	E A Rosengrens gata 30-38	Gothenburg	1966/1973	1 092	-	7 628	-	-	-	8 720	14 215	HAR	B
Högsbo 26:8	August Barks gata 25	Gothenburg	1969/1979	2 123	-	-	2 253	-	-	4 376	8 383	HAR	
Högsbo 28:3	August Barks gata 7	Gothenburg	1968/1981	785	-	-	2 857	-	-	3 642	7 500	HAR	
Högsbo 36:1	Norra Långebergsgatan 8	Gothenburg	1971/1995	710	-	3 840	-	-	-	4 550	10 965	HAR	
Högsbo 36:5	Hulda Mellgrens gata 3	Gothenburg	1991	553	-	-	2 548	-	-	3 101	8 562	HAR	
Högsbo 38:9	Sisjö Kullegata 4	Gothenburg	1984	-	-	-	983	-	-	983	4 413	HAR	
Högsbo 4:1	Fältspatsgatan 1	Gothenburg	1965/1972	1 140	350	3 074	-	-	-	4 564	8 772	HAR	
Högsbo 40:1	Gustaf Werners gata 2	Gothenburg	1981/1999	1 495	-	5 505	-	-	-	7 000	16 484	HAR	B
Högsbo 7:16	Gustav Melins gata 7	Gothenburg	1987	1 301	-	-	404	-	-	1 705	7 413	HAR	
Kobbegården 208:6	Askims Verkstadsväg 16	Gothenburg	1973/1979	480	-	-	1 264	-	-	1 744	3 352	HAR	

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission


Lorensberg 48:8, Gothenburg


Nordstaden 2:16, Gothenburg

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb.year	Square metres per type of premises Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
Kobbegården 209:1	Askims Verkstadsväg 15	Gothenburg	1973/1996	-	-	-	2 538	-	-	2 538	5 741	HAR	
Kobbegården 6:180	Datavägen 20	Gothenburg	1980	1 704	-	1 078	-	-	-	2 782	11 138	HAR	
Kobbegården 6:360	Datavägen 31	Gothenburg	1979	1 640	-	5 349	-	-	-	6 989	8 458	HAR	
Kobbegården 6:724	Ekonomivägen 11	Gothenburg	1978/1986	-	-	-	6 290	-	-	6 290	12 565	HAR	
Tynnered 1:10	Kontrabasgatan 12	Gothenburg	1969	429	140	-	2 152	-	-	2 721	3 868	HAR	T
Kallebäck 3:4	Mejerigatan 1	Gothenburg	1962/1990	5 709	-	25 877	-	-	-	31 586	49 800	EKL	
Gaslyktan 11	Argongatan 26-30	Mölndal	1987	4 000	-	11 000	-	-	-	15 000	39 911	HAR	B
Gaslyktan 2	Argongatan 20-22	Mölndal	1989	-	-	-	2 740	-	-	2 740	7 813	HAR	B
Generatorn 1	Aminogatan 24	Mölndal	1995/2003	1 445	-	3 110	-	-	-	4 555	18 636	HAR	B
Generatorn 2	Aminogatan 20-22	Mölndal	1991	164	-	2 938	-	-	-	3 102	7 453	HAR	
Heliumgasen 11	Kryptongatan 5 B	Mölndal	1975	4 560	-	-	5 793	-	-	10 353	20 210	HAR	
Kryddpepparn 3	Östergårdsgatan 8	Mölndal	1992	-	-	-	4 140	-	-	4 140	-	HAR	B
Lindome 2:40	Elementvägen 2	Mölndal	1966	600	-	9 689	-	-	-	10 289	11 709	EKL	
Lindome 2:47	Elementvägen 2	Mölndal	1966	-	-	2 345	-	-	-	2 345	4 308	EKL	
Pottegården 2	Kråketorpsgatan 18	Mölndal	1964	-	-	1 800	-	-	-	1 800	3 789	HAR	B
Skinntickan 1	Ålegårdgatan 5	Mölndal	1989	1 221	-	-	4 720	-	-	5 941	12 411	HAR	
Syrgasen 8	Kryptongatan 14	Mölndal	1979	-	-	-	3 055	-	-	3 055	7 838	HAR	B
Tjärblomman 2	Wolfsgatan 2	Mölndal	1960	2 495	-	3 748	-	-	-	6 243	11 568	HAR	B
Tjärblomman 3	Sallarängsgatan 3	Mölndal	1970	1 225	-	7 533	-	-	-	8 758	12 146	HAR	
Tulpanen 1	Bergfotsgatan 5	Mölndal	1961	1 812	-	2 954	-	-	-	4 766	7 708	HAR	
Tusenskönan 2	Flöjelbergsgatan 6	Mölndal	1960	3 567	-	933	-	-	-	4 500	7 821	HAR	
Tusenskönan 4	Bergfotsgatan 3	Mölndal	1961	2 038	-	2 424	-	-	-	4 462	10 796	HAR	B
Törnrosen 3	Flöjelbergsgatan 10	Mölndal	1964	1 791	-	1 791	-	-	-	3 582	5 598	HAR	
Vallmon 2	Flöjelbergsgatan 13	Mölndal	1965	662	-	2 518	-	-	-	3 180	4 835	HAR	
Vallmon 3	Flöjelbergsgatan 11	Mölndal	1965	676	-	2 570	-	-	-	3 246	4 957	HAR	
Vallmon 6	Flöjelbergsgatan 7 B	Mölndal	1965	1 629	-	6 685	-	-	-	8 314	12 564	HAR	
Vallmon 7	Flöjelbergsgatan 7 A	Mölndal	1930	960	-	3 844	-	-	-	4 804	7 684	HAR	
Ängsviolen 1	Flöjelbergsgatan 18	Mölndal	1960/1965	1 765	180	-	3 655	-	-	5 600	11 230	HAR	
Hinden 2	Sagagatan 17	Borås	1956	692	-	-	5 748	-	-	6 440	6 034	HAR	
Kilsund 3	Evedalsgatan 5	Borås	1935	709	260	-	9 847	-	-	10 816	8 356	HAR	B
Lagern 8	Hällingsgatan 15	Borås	1948/1961	239	-	-	8 753	-	-	8 992	5 793	HAR	
Trucken 4	Viaredsvägen 14	Borås	2001	700	-	4 800	-	-	-	5 500	13 238	HAR	B
Gjutaren 26	Metallgatan 2-4	Alingsås	1933/1989	1 383	-	9 082	-	-	-	10 465	9 418	HAR	
Konfektasken 15	Kolavägen 2-8/Sidenvägen 7	Alingsås	1929/1969	3 769	-	6 927	-	-	-	10 696	8 049	HAR	B
Hede 3:12	Faktorvägen 1	Kungsbacka	1992	1 671	-	3 229	-	-	-	4 900	12 188	HAR	B
Hede 3:131	Tryckarevägen 8	Kungsbacka	1991	170	-	1 347	-	-	-	1 517	3 172	HAR	
Kungsbacka 4:47	L:a Verkstadsg 2-6/Verkstadsg 7	Kungsbacka	1978/1990	1 516	-	2 475	-	-	-	3 991	7 820	HAR	B
Varla 2:388	Energigatan 21	Kungsbacka	1983/1995	-	-	1 907	-	-	-	1 907	4 101	HAR	B
Varla 2:415	Borgås Gårdsväg 15	Kungsbacka	2002	755	-	2 676	-	-	-	3 431	9 068	HAR	*/B
Flottören 6	Motorgatan 1	Kungälv	1991	367	-	1 138	-	-	-	1 505	4 209	EKL	B
Kåbäcken 11:7	G:a Alingsåsvägen 29	Partille	1961/1964	-	-	2 227	-	-	-	2 227	3 593	HAR	
Total warehouse/industrial				**71 629**	**2 765**	**288 578**	**69 740**	**0**	**805**	**433 517**	**799 585**		


Kobbegården 6:362, Gothenburg


Inom Vallgraven 35:16, Gothenburg

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
RESIDENTIAL													
Bö 13:5-6	Daltorpsgatan 23-25	Gothenburg	1939/1980	–	–	–	–	1 033	20	1 053	7 345	EKL	
Heden 25:9	Sten Sturegatan 17	Gothenburg	1910/1987	–	190	–	–	1 634	–	1 824	18 977	EKL	
Inom Vallgraven 1:6	Stora Nygatan 3	Gothenburg	1909/1974	390	–	–	–	782	–	1 172	9 736	EKL	
Inom Vallgraven 35:16 B	Magasinsg 11-13/Vallg 4-6	Gothenburg	1991	251	54	–	–	1 146	–	1 451	13 712	EKL	
Inom Vallgraven 41:13	Arsenalsgatan 4	Gothenburg	1908/1990	197	–	54	–	2 774	–	3 025	27 697	EKL	
Kommendantsängen 10:5	Övre Husargatan 27	Gothenburg	1900/1980	–	155	–	–	1 165	–	1 320	11 970	EKL	
Masthugget 8:2	Andra Långgatan 10	Gothenburg	1929	–	201	–	–	834	–	1 035	9 011	EKL	
Masthugget 8:6	Andra Långgatan 4 B	Gothenburg	1929	202	–	–	–	962	–	1 164	10 661	EKL	
Vasastaden 17:2	Vasagatan 23	Gothenburg	1888/1981	320	200	–	–	2 315	–	2 835	25 673	EKL	
Vasastaden 7:15	Viktoriagatan 8	Gothenburg	1878/1983	289	–	–	–	1 045	–	1 334	12 807	EKL	
Kålltorp 109:1	Hjalmar Selandersgatan 3	Gothenburg	1946/1987	–	–	–	–	1 876	–	1 876	15 090	EKL	T
Kålltorp 109:2	Åttekullen 1	Gothenburg	1991	–	–	–	–	1 575	215	1 790	13 842	EKL	

Square metres per type of premises: Office, Retail, Warehouse, Industrial, Residential, Other, Total.

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission


VARLA
HEDE
KUNGSBACKA
CENTRUM
E6
E20
0
1
2 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land



Varla 2:415, Kungsbacka

Varla 2:416, Kungsbacka

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
Kålltorp 120:3	Virginsgatan 7	Gothenburg	1947/1986	–	–	–	–	1 105	–	1 105	9 038	EKL	T
Kålltorp 27:18	Kallkällegatan 16	Gothenburg	1938/1986	62	–	–	–	830	–	892	6 685	EKL	
Kålltorp 38:18	Björcksgatan 30	Gothenburg	1935/1985	–	–	–	–	744	229	973	6 190	EKL	
Total residential				**1 711**	**800**	**54**	**0**	**19 820**	**464**	**22 849**	**198 434**		
UNDEVELOPED LAND													
Annedal 21:9	Haraldsgatan 3	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Kallebäck 2:5	Grafiska vägen 2-4	Gothenburg	–	–	–	–	–	–	–	–	27 500	EKL	B
Kärra 28:10	Transportgatan 37	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Kärra 74:2	Tagenevägen 29	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Kärra 75:3	Transportgatan 33	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Högsbo 33:1	Gruvgatan 29	Gothenburg	–	–	–	–	–	–	–	–	707	HAR	B
Högsbo 36:9	Hulda Mellgrens gata 7	Gothenburg	–	–	–	–	–	–	–	–	1 342	HAR	B
Högsbo 39:3	Ingela Gathenheilms gata 8	Gothenburg	–	–	–	–	–	–	–	–	273	HAR	B
Kobbegården 152:1	Industrivägen 4-6	Gothenburg	–	–	–	–	–	–	–	–	6 800	HAR	B
Kobbegården 6:7	Ekonomivägen 11	Gothenburg	–	–	–	–	–	–	–	–	876	HAR	B
Heliumgasen 4	Neongatan 4 B	Mölndal	–	–	–	–	–	–	–	–	1 806	HAR	B
Kyllared 1:112	Tvinnaregatan 27	Borås	–	–	–	–	–	–	–	–	255	HAR	B
Skällared 3:49	Lysekulevägen	Kungsbacka	–	–	–	–	–	–	–	–	–	EKL	B
Solsten 1:108	Företagsparken	Härryda	–	–	–	–	–	–	–	–	5 041	EKL	B
Total undeveloped land				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**44 600**		
Total Greater Gothenburg				**326 847**	**32 884**	**330 048**	**73 189**	**26 906**	**3 532**	**793 406**	**3 119 766**		

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission


NOLTORP
Mjörn
ALINGSÅS
ÖSTLYCKAN
E20
CENTRUM
KULLINGSBERG
TUVEBO
0
1
2 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Skår 58:1, Gothenburg


Gjutaren 26 B, Alingsås

Castellum's Real Estate Portfolio in Greater Gothenburg 31-12-2004

	No. of properties	Area thous. sq.m.	Book value SEKm	*Book value SEK/ sq.m.*	Rental value SEKm	*Rental value SEK/ sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm	Yield
Office/retail												
Central Gothenburg	22	116	1 345	*11 631*	170	*1 468*	86.2%	146	40	*347*	106	7.9%
Borås	6	44	306	*7 016*	41	*946*	96.5%	40	13	*287*	27	8.9%
Mölndal	7	37	304	*8 250*	36	*969*	97.0%	35	6	*162*	29	9.4%
Högsbo/Sisjön	7	42	244	*5 751*	35	*824*	76.8%	27	8	*176*	19	7.9%
Eastern Gothenburg	2	29	127	*4 423*	22	*766*	93.2%	20	8	*283*	12	9.7%
Rest of Greater Gothenburg	23	67	469	*6 993*	64	*953*	95.3%	61	14	*215*	47	9.9%
Total office/retail	**67**	**335**	**2 795**	***8 360***	**368**	***1 099***	**89.5%**	**329**	**89**	***265***	**240**	**8.6%**
Warehouse/industrial												
Hisingen	31	150	567	*3 783*	86	*577*	93.7%	81	17	*111*	64	11.4%
Mölndal	22	121	597	*4 940*	81	*672*	96.2%	78	12	*97*	66	11.1%
Högsbo/Sisjön	15	62	331	*5 366*	44	*712*	97.0%	43	8	*135*	35	10.4%
Eastern Gothenburg	1	31	132	*4 170*	22	*682*	94.2%	20	6	*179*	14	11.1%
Borås	4	32	92	*2 900*	13	*414*	93.3%	12	3	*110*	9	9.5%
Rest of Greater Gothenburg	9	40	177	*4 366*	25	*620*	96.2%	24	6	*154*	18	10.1%
Total warehouse/industrial	**82**	**436**	**1 896**	***4 345***	**271**	***622***	**95.2%**	**258**	**52**	***119***	**206**	**10.9%**
Residential												
Central Gothenburg	10	16	112	*6 931*	16	*980*	98.5%	16	6	*339*	10	9.0%
Eastern Gothenburg	5	7	52	*7 788*	7	*1 013*	100.0%	7	2	*346*	5	8.6%
Total residential	**15**	**23**	**164**	***7 180***	**23**	***989***	**98.9%**	**23**	**8**	***341***	**15**	**8.9%**
Total	**164**	**794**	**4 855**	***6 119***	**662**	***834***	**92.2%**	**610**	**149**	***187***	**461**	**9.5%**
Leasing and property administration									31	*39*	–31	–0.6%
Total after leasing and property administration									**180**	***226***	**430**	**8.9%**
Development projects	–	–	–	–	–	–	–	–	–	–	–	–
Undeveloped land	14	–	58	–	–	–	–	–	–	–	–	–
Total	**178**	**794**	**4 913**	–	**662**	–	–	**610**	**180**	–	**430**	–

Rental value by property type, excl. projects


Office/Retail 56%
Warehouse/ Industrial 41%
Residential 3%

Rental value by area, excl. projects


Gothenburg 64%
Mölndal 18%
Alingsås 3%
Borås 8%
Kungsbacka 2%
Rest of Greater Gothenburg 5%

Property related key ratios

	2004	2003	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	834	798	768	731	689	668	672	664
Economic occupancy rate	92.2%	93.0%	93.5%	94.7%	93.7%	93.6%	92.0%	91.5%
Property costs, SEK/sq.m.	226	215	215	215	213	228	255	226
Net operating income, SEK/sq.m.	542	528	503	477	432	397	363	381
Yield	8.9%	8.9%	8.8%	8.6%	8.2%	7.9%	7.8%	8.3%
Book value, SEK/sq.m.	6 119	5 931	5 719	5 540	5 264	5 011	4 656	4 571
Number of properties	178	188	195	208	211	219	218	207
Lettable area, thousand sq.m.	794	765	736	721	740	716	665	646

Öresund Region

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
				Square metres per type of premises									
OFFICE/RETAIL													
Betongen 11	Krangatan 4	Malmö	1991	4 879	-	17	-	-	-	4 896	24 271	BRI	T
Björnen 6	Davidhallsgatan 20	Malmö	1920/1988	1 714	483	29	-	-	-	2 226	22 000	BRI	
Brandnävan 1&2	Stenbärsgatan 1	Malmö	1989	2 822	-	-	-	-	-	2 822	13 012	BRI	T/B
Flygledaren 3	Höjdrodergatan 30-34	Malmö	1991	1 610	-	-	-	-	-	1 610	5 181	BRI	*/T
Flygvärdinnan 4	Höjdrodergatan 30-34	Malmö	1935/2001	5 679	-	3 883	-	-	-	9 562	56 396	BRI	T
Folke 3	Fredriksbergsgatan 1 A-C	Malmö	1988	1 898	-	163	-	2 125	-	4 186	21 670	BRI	
Gustav Adolf 13	Gustav Adolfs torg 4	Malmö	1968	11 219	-	-	-	-	-	11 219	130 000	BRI	
Hälsingland 19 A	Fosievägen 9-19	Malmö	1950/1995	-	4 439	-	-	-	-	4 439	-	BRI	
Lybeck 10	Stora Nygatan	Malmö	1964/1992	6 323	9 445	18	-	5 032	9 838	30 656	263 200	BRI	
Malte 23	Fredriksbergsgatan 16	Malmö	1965	5 477	956	340	643	-	-	7 416	39 200	BRI	
Murman 8	Krusegatan 27	Malmö	1960/1989	5 209	-	1 933	-	-	-	7 142	14 969	BRI	
Norsen 12	Föreningsgatan 27	Malmö	1930/1990	2 446	-	96	54	140	363	3 099	-	BRI	
Sadelknappen 4	Ridspögatan 10	Malmö	1985	1 010	-	-	-	-	511	1 521	3 513	BRI	
Spännbucklan 16	Nya Agnesfridsvägen 178	Malmö	1972/2002	-	4 762	-	-	-	-	4 762	14 816	BRI	
Stadt Hamburg 14	St Hamburgsgatan 1	Malmö	1900/1991	5 197	4 069	-	-	-	294	9 560	136 000	BRI	
Svedjenävan 3	Stenbärsgatan 4	Malmö	1991	4 728	-	-	-	-	-	4 728	23 603	BRI	
Tuborg 1	Tuborgsgatan 2	Malmö	1945/1980	7 173	-	286	403	-	132	7 994	-	BRI	
Vårbuketten 3	Husievägen 21	Malmö	1987/2002	2 710	-	-	-	-	-	2 710	19 380	BRI	B
Forskaren 2	Emdalavägen 4-22	Lund	2001	18 499	-	-	-	-	1 500	19 999	265 000	BRI	B
Jöns Petter Borg 9	Landerigränden 21	Lund	1990	4 442	-	6 794	-	-	-	11 236	47 724	BRI	B
Kvartsen 2	Skiffervägen 15	Lund	1991	695	-	943	-	-	-	1 638	6 254	BRI	B
Reuterdahl 11	Scheelevägen 16	Lund	1990	2 902	-	-	-	-	205	3 107	34 600	BRI	
Rudebok 2	Rudeboksvägen 3	Lund	1985/2004	4 697	-	-	-	-	-	4 697	22 345	BRI	*
Smörkärnan 1	Kaprifolievägen 1	Lund	1968/1995	5 967	-	136	-	-	1 620	7 723	69 000	BRI	
St Botulf 11	Botulfsg 5/Skomakareg 4	Lund	1931/1990	-	1 359	-	-	3 139	380	4 878	61 786	BRI	
St Clemens 22	Stortorget 6	Lund	1832/1981	667	1 551	-	-	847	-	3 065	49 149	BRI	B
St Clemens 27	Stortorget 4	Lund	1846/1999	148	1 383	-	-	-	-	1 531	33 672	BRI	
Stockholmsledet 8	Scheelevägen 30	Lund	1991	10 640	333	740	-	-	-	11 713	106 000	BRI	
Traktorn 2	Traktorvägen 11	Lund	1990/1995	11 218	-	-	-	-	-	11 218	83 000	BRI	*
Trumlan 1	Traktorvägen 19	Lund	1990	-	1 183	1 337	-	-	-	2 520	7 870	BRI	
Erik Dahlberg 2	Kullagatan 21	Helsingborg	1890/1987	400	442	-	-	-	-	842	8 526	BRI	
Kavalleristen 9	Berga Allé 1 - 3	Helsingborg	1920/1993	11 488	-	437	-	-	757	12 682	70 077	BRI	B
Kroksabeln 18	Florettgatan 12	Helsingborg	1988	3 377	-	82	-	-	179	3 638	15 733	BRI	*/B
Kulan 1	Garnisionsgatan 5	Helsingborg	1996/2005	-	-	9 414	-	-	-	9 414	18 624	BRI	B
Musköten 5	Bergavägen 8	Helsingborg	1970/1985	1 634	540	889	-	-	816	3 879	6 165	BRI	
Pilbågen 6	Garnisonsgatan 6 A-6 B	Helsingborg	1977	-	850	814	-	-	3 675	5 339	9 362	BRI	
Pilbågen 9	Garnisonsgatan 6 A-6 B	Helsingborg	1980	5 405	4 242	2 033	-	-	-	11 680	25 562	BRI	*
Rustningen 1	Rundgången 26-32	Helsingborg	1989	6 699	1 022	2 201	372	-	150	10 444	59 968	BRI	

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission



Lybeck 10, Malmö



Flygvärdinnan 4, Malmö

Öresund Region

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
				Square metres per type of premises									
Snårskogen 1	Kanongatan 157	Helsingborg	1991	1 885	3 841	2 830	72	–	–	8 628	57 344	BRI	
Vikingen 4	L Strandgatan 5	Helsingborg	1900/1983	–	–	–	–	–	800	800	7 261	BRI	
Vikingen 6	Mariagatan 10	Helsingborg	1878/1984	535	159	–	–	–	–	694	5 296	BRI	
Vikingen 12	L Strandgatan 7	Helsingborg	1912/1988	610	–	–	–	–	600	1 210	9 150	BRI	
Motorblocket 1	Ringvägen 170	Landskrona	1972/1992	–	8 758	100	–	–	130	8 988	29 494	BRI	T
Total office/retail				**162 002**	**49 817**	**35 515**	**1 544**	**11 283**	**21 950**	**282 111**	**1 896 173**		


E6
E20
E22
ARLÖV
Öresund
CENTRUM
BULLTOFTA
MALMÖ
LIMHAMN
E6
E20
E22
JÄGERSRO
HYLLIE
E20
FOSIE
E65
E6
E22
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land



Gustav Adolf 13, Malmö



Brandnävan 1&2, Malmö

Öresund Region

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Subsidiary	Note
				Square metres per type of premises									
WAREHOUSE/INDUSTRIAL													
Bjurö 12	Flintrännegatan 21	Malmö	1960/1974	1 270	-	13 172	8 963	-	330	23 735	44 139	BRI	T
Bjälken 2	Skruvgatan 4	Malmö	1962/1990	448	-	2 418	-	-	650	3 516	4 141	BRI	T
Bjälken 3	Skruvgatan 4-8	Malmö	1962	420	-	2 211	-	-	-	2 631	2 895	BRI	
Dubbelknappen 17	Risyxegatan 6	Malmö	1989	-	-	2 380	-	-	-	2 380	5 368	BRI	B
Finngrundet 1	Bjurögatan 29	Malmö	1966	-	-	7 490	-	-	-	7 490	8 659	BRI	T
Flygfyren 1	Flygfältsvägen 1	Malmö	1950/2002	-	1 905	10 035	-	-	-	11 940	35 880	BRI	B
Gulsippan 1	Källvattengatan 5	Malmö	1988	-	-	10 941	-	-	-	10 941	45 241	BRI	B
Hamnen 22:27	Jörgen Kockgatan 11	Malmö	1952/1976	266	-	954	-	-	-	1 220	1 004	BRI	T
Holkyxan 5	Bronsyxegatan 11	Malmö	1994/2000	-	-	6 510	-	-	-	6 510	11 796	BRI	T
Kalkgrundet 5	Borrgatan 15	Malmö	1935/1985	669	-	6 741	-	-	-	7 410	13 252	BRI	T
Kampen 25	Lantmannagatan 22-26	Malmö	1940/1990	4 415	-	22 642	1 825	-	11 562	40 444	43 820	BRI	
Lillgrund 5	Borrgatan 31	Malmö	1952/1998	-	-	4 430	-	-	-	4 430	8 834	BRI	
Långdansen 1	Sångleksgatan 9	Malmö	1980	-	-	1 200	-	-	-	1 200	4 398	BRI	
Murman 11	Krusegatan 21	Malmö	1960	2 164	-	5 930	-	-	260	8 354	14 443	BRI	T
Murman 7	Murmansgatan 124	Malmö	1959/1987	1 048	-	5 305	162	-	-	6 515	12 225	BRI	T
Revolversvarven 9	Jägershillgatan 16	Malmö	1985	-	-	3 900	-	-	-	3 900	13 571	BRI	T
Ringspännet 1	Kantyxegatan 5	Malmö	2002	-	-	6 700	-	-	-	6 700	8 983	BRI	
Sadelknappen 1	Sadelgatan 9	Malmö	1979	-	-	2 000	-	-	-	2 000	3 907	BRI	
Skjutsstallslyckan 3	Lundavägen 62	Malmö	1946	-	1 391	-	1 705	-	-	3 096	3 668	BRI	
Stångbettet 1	Travbanegatan 1	Malmö	1989	-	-	1 743	-	-	-	1 743	4 160	BRI	
Tistlarna 9	Styrsögatan 3	Malmö	1991	1 186	-	14 401	-	-	-	15 587	24 333	BRI	B
Tågarp 16:22	Företagsvägen 14	Malmö	1968/1993	-	-	9 937	-	-	-	9 937	16 013	BRI	
Tågarp 16:72	Företagsvägen 25	Malmö	1973/1988	-	-	3 086	-	-	-	3 086	6 652	BRI	
Annedal 9	Annedalsvägen 7	Lund	1990	-	-	1 296	-	-	-	1 296	3 329	BRI	
Kvartsen 3	Porfyrgatan 10	Lund	1985	-	-	222	-	-	450	672	2 456	BRI	
Råbyholm 5	Landerigränden 2-4	Lund	1984	2 486	-	7 908	-	-	-	10 394	37 053	BRI	
Välten 4	Traktorvägen 8-10	Lund	2003	-	-	3 100	-	-	-	3 100	5 600	BRI	
Välten 5	Traktorvägen 8-10	Lund	1974/1995	-	-	3 645	-	-	-	3 645	7 187	BRI	
Årdret 12	Höstbruksvägen 14	Lund	1990	-	-	2 049	-	-	-	2 049	5 278	BRI	
Bergakungen 1	Måndagsgatan 6	Helsingborg	1990	618	-	2 325	-	-	-	2 943	9 436	BRI	
Dolken 4	Bergavägen 8	Helsingborg	1970/1985	252	-	1 700	1 044	-	-	2 996	4 363	BRI	*
Grusbädden 2	Mogatan 2-6	Helsingborg	1989	1 398	-	8 006	-	-	-	9 404	25 634	BRI	
Hyveljärnet 3	Lastgatan 9	Helsingborg	1990	-	-	2 276	-	-	-	2 276	5 148	BRI	
Mimer 12	S Tvärgången 3	Helsingborg	1960	-	-	159	289	-	2 649	3 097	-	BRI	B
Nide 2	Rundgången 10	Helsingborg	1955/1985	2 485	-	5 344	1 924	-	304	10 057	19 552	BRI	
Studsaren 4	Bergavägen 21	Helsingborg	1970	-	-	-	-	-	1 049	1 049	3 018	BRI	
Värjan 3	Garnisionsgatan 9	Helsingborg	1969	1 112	695	3 025	-	-	-	4 832	13 672	BRI	B
Total warehouse/industrial				**20 237**	**3 991**	**185 181**	**15 912**	**0**	**17 254**	**242 575**	**479 108**		

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission


Reuterdahl 11, Lund


Traktorn 2, Lund

Öresund Region

Name of property	Address	Municipality	Build/ Refurb.year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
RESIDENTIAL													
Ehrensvärd/De la Gardie	Cederströmsgatan 6-8	Helsingborg	1943/1985	–	–	59	–	2 226	–	2 285	13 181	BRI	
Gjuteriet 14	Hjälmhultsgatan 10-12	Helsingborg	1940/1992	–	–	–	–	2 390	–	2 390	15 384	BRI	
Hallen 21	Drottninggatan 96-98	Helsingborg	1956	–	371	–	–	899	–	1 270	5 986	BRI	
Hamilton 1	Ehrensvärdsgatan 6-8	Helsingborg	1939/1996	–	–	–	–	1 551	8	1 559	12 566	BRI	
Kaplanen 9	Kopparmöllegatan 15 A-C	Helsingborg	1944/1988	–	–	–	–	2 331	15	2 346	13 868	BRI	
Munken 2	Rektorsgatan 5	Helsingborg	1945/2000	345	1 184	137	–	11 954	80	13 700	56 721	BRI	
Parkkvarteret 7	Krabbegatan 14	Helsingborg	1943/1987	–	–	–	–	983	–	983	5 752	BRI	
Unionen 25	S Strandgatan 5-7	Helsingborg	1986/1986	–	177	–	–	2 351	314	2 842	15 868	BRI	
Total residential				**345**	**1 732**	**196**	**0**	**24 685**	**417**	**27 375**	**139 326**		


E22
GUNNESBO
IDEON
CENTRUM
LUND
NILSTORP
GASTELYCKAN
E22
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Forskaren 2, Lund


…t Clemens 27, Lund

Öresund Region

Name of property	Address	Municipality	Build/ Refurb.year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
DEVELOPMENT PROJECTS													
Hälsingland 19 8	Fosievägen 9-19	Malmö	1950/1995	8 245	2 119	55	–	–	–	10 419	59 540	BRI	
Topasen 1	Andesitgatan 8	Helsingborg	1989	1 073	–	2 279	5 206	–	–	8 558	25 011	BRI	B
Total development projects				**9 318**	**2 119**	**2 334**	**5 206**	**0**	**0**	**18 977**	**84 551**		
UNDEVELOPED LAND													
Intäkten 5	Lantmannag 20/Ystadsg 49	Malmö	–	–	–	–	–	–	–	–	2 165	BRI	B
Moränen 1&2	Borrgatan 1	Malmö	–	–	–	–	–	–	–	–	2 257	BRI	B
Höjdpunkten 2	Lund	Lund	–	–	–	–	–	–	–	–	3 769	BRI	B
Akvamarin 1	Diabasgatan	Helsingborg	–	–	–	–	–	–	–	–	540	BRI	B
Total undeveloped land				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**8 731**		
Total Öresund Region				**191 902**	**57 659**	**223 226**	**22 662**	**35 968**	**39 621**	**571 038**	**2 607 889**		

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission



BERGA
FREDRIKSDAL
HELSINGBORG
CENTRUM
Öresund
RAMLÖSA
RAMLÖSA BRUNN
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Kavalleristen 9, Helsingborg


Rustningen 1, Helsingborg

Castellum's Real Estate Portfolio in the Öresund Region 31-12-2004

	No. of properties	Area thous. sq.m.	Book value SEKm	*Book value SEK/ sq.m.*	Rental value SEKm	*Rental value SEK/ sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm	Yield
Office/retail												
Malmö	18	121	1 351	*11 206*	160	*1 324*	91.5%	146	40	*329*	106	7.9%
Lund	12	83	819	*9 830*	112	*1 348*	94.6%	107	24	*283*	83	10.1%
Helsingborg	12	69	400	*5 780*	56	*813*	84.2%	47	13	*192*	34	8.5%
Rest of the Öresund Region	1	9	41	*4 539*	8	*850*	80.6%	6	3	*373*	3	6.9%
Total office/retail	**43**	**282**	**2 611**	***9 255***	**336**	***1 190***	**91.1%**	**306**	**80**	***283***	**226**	**8.7%**
Warehouse/industrial												
Malmö	23	185	647	*3 502*	113	*612*	89.4%	101	28	*151*	73	11.3%
Helsingborg	8	37	119	*3 228*	21	*582*	89.7%	19	6	*153*	13	11.4%
Lund	6	21	114	*5 392*	17	*776*	96.1%	16	2	*103*	14	11.9%
Total warehouse/industrial	**37**	**243**	**880**	***3 625***	**151**	***622***	**90.2%**	**136**	**36**	***147***	**100**	**11.4%**
Residential												
Helsingborg	8	27	221	*8 077*	27	*990*	99.2%	27	8	*310*	19	8.3%
Total residential	**8**	**27**	**221**	***8 077***	**27**	***990***	**99.2%**	**27**	**8**	***310***	**19**	**8.3%**
Total	**88**	**552**	**3 712**	***6 723***	**514**	***931***	**91.2%**	**469**	**124**	***225***	**345**	**9.3%**
Leasing and property administration									21	*37*	-21	-0.6%
Total after leasing and property administration									**145**	***262***	**324**	**8.7%**
Development projects	1	19	151	-	7	-	-	6	3	-	3	-
Undeveloped land	4	-	23	-	-	-	-	-	-	-	-	-
Total	**93**	**571**	**3 886**	-	**521**	-	-	**475**	**148**	-	**327**	-

Rental value by property type, excl. projects


Office/Retail 65%
Warehouse/
Industrial 30%
Residential 5%

Rental value by area, excl. projects


Malmö 53%
Lund 25%
Helsingborg 20%
Rest of the
Öresund Region 2%

Property related key ratios

	2004	2003	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	931	892	830	784	720	690	668	667
Economic occupancy rate	91.2%	90.4%	92.4%	92.7%	93.1%	90.6%	89.8%	89.1%
Property costs, SEK/sq.m.	262	256	238	247	235	226	245	231
Net operating income, SEK/sq.m.	587	550	529	480	435	399	355	363
Yield	8.7%	8.4%	8.8%	8.8%	8.4%	8.1%	8.0%	8.0%
Book value, SEK/sq.m.	6 723	6 516	6 029	5 466	5 160	4 906	4 467	4 537
Number of properties	93	97	101	100	111	108	101	122
Lettable area, thousand sq.m.	571	566	559	529	522	486	412	444

Greater Stockholm

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
				Square metres per type of premises									
OFFICE/RETAIL													
Alphyddan 11	Bällstavägen 28-36	Stockholm	1964	4 363	-	-	-	-	-	4 363	10 734	BRO	
Archimedes 1	Gårdsfogdevägen 2-6	Stockholm	1979	11 904	1 829	3 730	388	-	-	17 851	86 717	BRO	
Betongblandaren 3	Gårdsfogdevägen 16	Stockholm	1971	3 238	-	2 873	-	-	-	6 111	28 000	BRO	
Betongblandaren 12	Gårdsfogdevägen 18 B	Stockholm	1972	6 715	-	735	-	-	-	7 450	47 600	BRO	
Betongblandaren 13	Adolfbergsvägen 15, 25-31	Stockholm	1989	7 678	1 086	2 020	-	-	-	10 784	66 200	BRO	
Fredsfors 14	Karlsbodavägen 39-41	Stockholm	1960	12 420	-	2 277	400	-	3 650	18 747	96 200	BRO	
Linaberg 15	Alpvägen 17	Stockholm	1973	3 247	-	1 123	-	-	-	4 370	13 653	BRO	T
Vallonsmidet 8	Gårdsfogdevägen 1-7	Stockholm	1963/1992	13 128	2 959	6 833	-	-	-	22 920	144 800	BRO	B
Ekenäs 1	Finlandsgatan 24-48	Stockholm	2003	18 048	-	-	-	-	490	18 538	199 000	BRO	T
Ekenäs 2	Finlandsgatan 12-14	Stockholm	1989	4 572	-	72	-	-	-	4 644	44 600	BRO	T
Ekenäs 3	Finlandsgatan 10	Stockholm	1989	3 195	310	790	-	-	-	4 295	35 400	BRO	T
Ekenäs 4	Finlandsgatan 16-18	Stockholm	1991	7 458	100	435	-	-	-	7 993	72 000	BRO	T
Karis 3	Finlandsgatan 62	Stockholm	1989	2 967	-	219	-	-	-	3 186	29 200	BRO	T
Karis 4	Finlandsgatan 50-60	Stockholm	1985	4 606	440	202	-	-	-	5 248	42 200	BRO	T
Renseriet 25 (7+1)	Bolidenv 12-16 Tjurhornsgr 3	Stockholm	1910	889	-	430	80	-	80	1 479	6 855	BRO	B
Renseriet 26	Bolidenv 14-16/Tjurhornsgr 3	Stockholm	1965	1 572	436	213	-	-	302	2 523	20 640	BRO	
Tjurhornet 15	Huddingevägen 103-109	Stockholm	1986	20 453	575	1 843	-	-	-	22 871	140 741	BRO	
Getholmen 2	Måsholmstorget 1-13	Stockholm	1990	5 674	-	-	-	-	-	5 674	32 800	BRO	T
Hästholmen 2	Ekholmsvägen 23	Stockholm	1985	1 220	-	-	-	-	-	1 220	6 239	BRO	T
Mandelblomman 15	Avestag 29/Kronofogdev 56	Stockholm	1950/1990	3 394	-	191	-	-	-	3 585	16 129	BRO	
Drevern 1&3	Gråhundsvägen 82-84	Stockholm	1970/1995	1 226	2 735	-	-	-	-	3 961	20 204	BRO	
Haifa 1	Tegeluddsvägen 97	Stockholm	1962	3 749	-	-	-	-	-	3 749	-	BRO	
Solkraften 11	Solkraftsvägen 18 C	Stockholm	1991	900	-	487	-	-	-	1 387	5 722	BRO	T
Ekplantan 4	Djupdalsvägen 1-7	Sollentuna	1990	8 572	1 301	254	-	-	-	10 127	66 000	BRO	
Ekstubbarna	Djupdalsvägen	Sollentuna	1989	6 475	-	60	-	-	-	6 535	44 478	BRO	
Ringpärmen 4	Bergskällavägen 32	Sollentuna	1987	10 359	869	1 284	-	-	-	12 512	68 000	BRO	
Sjöstugan 1	Sidensvansvägen 8-10	Sollentuna	1990	4 331	-	2 013	-	-	-	6 344	33 400	BRO	
Altartorpet 22	Jägerhorns väg 6	Huddinge	1986	818	1 477	420	-	-	-	2 715	19 761	BRO	T
Altartorpet 23	Jägerhorns väg 8	Huddinge	1987	4 221	-	-	-	-	-	4 221	30 200	BRO	T
Arrendatorn 15	Jägerhorns väg 3-5	Huddinge	1987	509	860	-	-	-	-	1 369	6 110	BRO	
Arrendatorn 16	Jägerhorns väg 1	Huddinge	1987	884	418	-	-	-	-	1 302	6 649	BRO	
Ellipsen 3	Ellipsvägen 11	Huddinge	1993	1 723	-	1 367	-	-	-	3 090	10 501	BRO	
Veddesta 2:22	Nettovägen 7	Järfälla	1965/1975	-	-	508	-	-	-	508	1 606	BRO	
Veddesta 2:23	Nettovägen 1	Järfälla	1971/1985	-	5 140	699	-	-	-	5 839	23 000	BRO	
Sicklaön 393:4	Vikdalsvägen 50	Nacka	1990	3 255	-	516	-	-	-	3 771	44 200	BRO	
Sicklaön 394:5	Vikdalsgränd 10	Nacka	1991	1 834	-	80	-	-	-	1 914	22 000	BRO	
Total office/retail				**185 597**	**20 535**	**31 674**	**868**	**0**	**4 522**	**243 196**	**1 541 539**		

Note: * =Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission



Archimedes 1, Stockholm



Ringpärmen 4, Sollentuna


ARLANDA
E4
MÄRSTA
SIGTUNA
ROSERSBERG
E18
UPPLANDS VÄSBY
Norrviken
SOLLENTUNA
TÄBY
E18
Mälaren
KISTA
AKALLA
VEDDESTA
Edsviken
STOCKHOLM
VAXHOLM
LUNDA
Östersjön
MARIEHÄLL
LIDINGÖ
BROMMA
CENTRUM
NACKA
JOHANNESHOV
Mälaren
SMISTA
SKÄR-HOLMEN
KUNGENS KURVA
BOTKYRKA
HUDDINGE
E4
E20
0
4
8 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land

Greater Stockholm

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
WAREHOUSE/INDUSTRIAL													
Charkuteristen 5	Hallvägen 21	Stockholm	1955	202	–	6 775	–	–	–	6 977	16 661	BRO	T
Charkuteristen 6	Slakthusgatan 20	Stockholm	1955	–	–	2 557	–	–	–	2 557	5 397	BRO	T
Charkuteristen 8	Slakthusgatan 22	Stockholm	1968	–	–	5 359	–	–	–	5 359	10 564	BRO	T
Linde Torp 8 A	Bolidenvägen 8-10	Stockholm	1929	408	–	1 529	–	–	–	1 937	10 030	BRO	B
Sandhagen 6	Slakthusgatan 9	Stockholm	1967	1 501	–	2 659	–	–	–	4 160	9 365	BRO	T
Domnarvet 27	Fagerstagatan 19 B	Stockholm	1982	–	–	–	1 950	–	–	1 950	6 796	BRO	T
Domnarvet 39	Gunnebogatan 24-26	Stockholm	1989	1 209	–	1 417	–	–	–	2 626	12 976	BRO	T
Domnarvet 4	Domnarvsgatan 27-29	Stockholm	1987	1 636	–	–	6 396	–	–	8 032	23 872	BRO	T
Getholmen 1	Ekholmsvägen 32-36	Stockholm	1982	4 569	–	–	3 412	–	–	7 981	30 714	BRO	T
Stensätra 7	Strömsätrav 16	Stockholm	1974	958	–	4 330	–	–	–	5 288	16 647	BRO	T
Elektra 3	Västbergavägen 25	Stockholm	1946	907	235	5 820	–	–	–	6 962	15 858	BRO	
Godståget 1	Transportvägen 7-9	Stockholm	1985	2 169	–	10 789	–	–	–	12 958	55 800	BRO	
Lagerhallen 2	Brunnbyv 2-4/ Partihandelsv 27-45	Stockholm	1975	2 236	–	7 560	–	–	3 567	13 363	34 129	BRO	*/T
Torngluggen 1-3	Bällstav 159/Tornväktargr 1-9	Stockholm	1963/1983	–	–	1 900	–	–	–	1 900	5 275	BRO	T/A
Tornluckan 1	Tornväktargränd 6	Stockholm	1960	–	–	810	–	–	–	810	1 653	BRO	T
Rosersberg 2:21-22	Rosersbergsvägen 43-45	Sigtuna	1990	–	–	2 126	–	–	–	2 126	5 148	BRO	
Rosersberg 11:12	Tallbacksgatan 6-12	Sigtuna	1988	1 121	–	17 005	–	–	–	18 126	34 448	BRO	
Rosersberg 11:34	Tallbacksgatan 14	Sigtuna	1987/1989	–	–	5 930	–	–	–	5 930	15 070	BRO	
Rosersberg 11:35	Tallbacksgatan 18	Sigtuna	1990	–	–	8 139	–	–	–	8 139	20 231	BRO	
Hantverkaren 2	Hantverkarvägen 9	Botkyrka	1976/1979	–	–	–	5 790	–	–	5 790	10 299	BRO	
Kumla Hage 3	Kumla Gårdsväg 24 A-B	Botkyrka	1985	–	690	1 200	–	–	–	1 890	3 622	BRO	
Kumla Hage 13	Kumla Gårdsväg 24 C	Botkyrka	1990	–	–	1 630	–	–	–	1 630	3 081	BRO	
Mästaren 1	Kumla Gårdsväg 21	Botkyrka	1983/1986	360	–	9 820	10 814	–	–	20 994	41 724	BRO	
Elementet 4	Bäckvägen 18	Sollentuna	1960	595	200	6 700	–	–	–	7 495	13 238	BRO	
Tidskriften 2	Kuskvägen 2	Sollentuna	1976	1 108	3 650	5 173	–	–	–	9 931	30 847	BRO	
Veddesta 2:19	Girovägen 9	Järfälla	1964	–	–	2 556	–	–	–	2 556	6 014	BRO	
Veddesta 2:21	Nettovägen 5	Järfälla	1965/1988	343	–	1 562	–	–	–	1 905	3 439	BRO	
Veddesta 2:26	Nettovägen 11	Järfälla	1968	775	190	1 938	–	–	–	2 903	6 004	BRO	
Veddesta 2:50	Kontov 7/ Veddestav 23-25	Järfälla	1964	611	–	3 007	700	–	–	4 318	9 227	BRO	B
Visiret 2	Smista Allé 44	Huddinge	2004	–	–	–	2 135	–	–	2 135	–	BRO	
Total warehouse/industrial				**20 708**	**4 965**	**118 291**	**31 197**	**0**	**3 567**	**178 728**	**458 129**		
UNDEVELOPED LAND													
Linde Torp 8	Bolidenv 2-6/Huddingev 101	Stockholm	–	–	–	–	–	–	–	–	1 518	BRO	B
Rankan 3-4	Sollentunaholmsvägen 1-7	Sollentuna	–	–	–	–	–	–	–	–	19 800	BRO	B
Smista Park	Smista Allé	Huddinge	–	–	–	–	–	–	–	–	66 807	BRO	B
Saltmossen 3	Kumla Gårdsväg 21	Botkyrka	–	–	–	–	–	–	–	–	2 975	BRO	B
Total undeveloped land				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**91 100**		
Total Greater Stockholm				**206 305**	**25 500**	**149 965**	**32 065**	**0**	**8 089**	**421 924**	**2 090 768**		

Square metres per type of premises: Office, Retail, Warehouse, Industrial, Residential, Other.

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission



Tjurhornet 15, Stockholm



Mandelblomman 15, Stockholm

Castellum's Real Estate Portfolio in Greater Stockholm 31-12-2004

	No. of properties	Area thous. sq.m.	Book value SEKm	*Book value SEK/ sq.m.*	Rental value SEKm	*Rental value SEK/ sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm	Yield
Office/retail												
Mariehäll in Bromma	8	93	680	*7 340*	105	*1 134*	82.9%	87	27	*293*	60	8.8%
Elektronikbyn in Kista	6	44	486	*11 063*	71	*1 622*	71.1%	51	21	*467*	30	6.2%
Sollentuna	4	35	216	*6 089*	42	*1 162*	88.0%	36	10	*283*	26	12.1%
Johanneshov	3	27	250	*9 315*	34	*1 265*	94.0%	32	9	*342*	23	9.1%
Skärholmen/Kungens kurva	7	19	105	*5 374*	20	*1 026*	74.6%	15	7	*368*	8	7.4%
Rest of Greater Stockholm	8	25	156	*6 304*	26	*1 054*	93.3%	24	9	*365*	15	9.8%
Total office/retail	**36**	**243**	**1 893**	***7 784***	**298**	***1 224***	**82.4%**	**245**	**83**	***342***	**162**	**8.6%**
Warehouse/industrial												
Rosersberg	4	34	100	*2 905*	24	*709*	89.4%	22	6	*165*	16	16.2%
Johanneshov	5	21	152	*7 258*	19	*908*	96.3%	18	6	*285*	12	8.1%
Veddesta/Lunda	7	24	89	*3 683*	18	*742*	90.0%	16	6	*247*	10	11.4%
Botkyrka	4	30	67	*2 215*	18	*587*	66.4%	12	4	*139*	8	11.3%
Skärholmen/Kungens kurva	3	16	104	*6 717*	15	*988*	89.0%	13	5	*324*	8	8.3%
Rest of Greater Stockholm	7	54	237	*4 443*	43	*801*	94.7%	41	13	*241*	28	11.6%
Total warehouse/industrial	**30**	**179**	**749**	***4 193***	**137**	***768***	**89.1%**	**122**	**40**	***222***	**82**	**11.0%**
Total	**66**	**422**	**2 642**	***6 263***	**435**	***1 031***	**84.5%**	**367**	**123**	***291***	**244**	**9.3%**
Leasing and property administration									20	*47*	–20	–0.8%
Total after leasing and property administration									**143**	***338***	**224**	**8.5%**
Development projects	–	–	–	–	–	–	–	–	–	–	–	–
Undeveloped land	4	–	78	–	–	–	–	–	–	–	–	–
Total	**70**	**422**	**2 720**	**–**	**435**	**–**	**–**	**367**	**143**	**–**	**224**	**–**

Rental value by property type, excl. projects


Office/Retail 69%
Warehouse/ Industrial 31%

Rental value by area, excl. projects


Bromma/Mariehäll 24%
Sollentuna 13%
Johanneshov 12%
Skärholmen/ Kungens kurva 8%
Elektronikbyn in Kista 17%
Rest of Greater Stockholm 26%

Property related key ratios

	2004	2003	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	1 031	1 044	1 032	935	892	833	796	755
Economic occupancy rate	84.5%	87.0%	89.1%	94.1%	92.5%	91.3%	86.9%	81.3%
Property costs, SEK/sq.m.	338	330	323	333	316	321	319	280
Net operating income, SEK/sq.m.	533	578	596	546	510	440	373	334
Yield	8.5%	9.2%	9.6%	10.2%	9.9%	9.2%	8.3%	7.8%
Book value, SEK/sq.m.	6 263	6 289	6 218	5 337	5 167	4 780	4 508	4 291
Number of properties	70	70	70	71	62	63	60	60
Lettable area, thousand sq.m.	422	403	404	405	355	351	335	342

Western Småland

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
				Square metres per type of premises									
OFFICE/RETAIL													
Almen 9	Malmövägen 12-14	Värnamo	1957/1989	1 082	11 309	-	-	-	40	12 431	43 899	COR	
Bodarna 2	Myntgatan 8, 10	Värnamo	1934/1991	1 329	373	104	-	-	-	1 806	9 370	COR	
Bokbindaren 20	Västbovägen 56	Värnamo	1975/1991	1 792	-	769	-	-	-	2 561	4 228	COR	
Drabanten 1	Nydalavägen 16	Värnamo	1940/1986	230	1 028	-	-	-	-	1 258	2 561	COR	
Gamla Gåsen 4	Boagatan 1	Värnamo	1907	-	-	-	-	-	200	200	707	COR	
Gillet 1	Flanaden 3-5	Värnamo	1974	2 410	925	96	-	1 701	-	5 132	24 675	COR	
Golvläggaren 2	Silkesvägen 30	Värnamo	1991	740	-	-	-	-	-	740	1 508	COR	
Jungfrun 11	Köpmansg 3-7/Luddög 1	Värnamo	1950/1982	329	4 174	-	-	478	-	4 981	22 580	COR	
Karpen 3	Jönköpingsvägen 105-107	Värnamo	1956/1990	525	983	405	740	-	-	2 653	3 466	COR	
Knekten 15	Jönköpingsvägen 21	Värnamo	1971/1989	459	559	31	240	-	6	1 295	4 121	COR	
Lejonet 11	Lasarettsgatan 1	Värnamo	1987/1987	4 124	855	226	-	89	-	5 294	26 761	COR	
Linden 1	Malmövägen 3	Värnamo	1961	-	130	-	-	-	-	130	1 232	COR	
Linden 3	Växjövägen 24-26	Värnamo	1960/1989	2 281	560	2 292	-	-	-	5 133	11 426	COR	
Ljuset 8	Nydalavägen 1-9	Värnamo	2003	-	-	2 590	-	-	-	2 590	10 754	COR	
Mon 13	Karlsdalsgatan 2	Värnamo	1983	1 986	-	-	-	-	-	1 986	7 067	COR	
Rågen 1	Expovägen 6	Värnamo	1965/1990	2 847	-	2 314	-	-	-	5 161	5 139	COR	
Vindruvan 15	Storgatsbacken 12	Värnamo	1989	904	1 110	-	-	-	-	2 014	10 039	COR	
Vindruvan 4	Storgatsb 14-20/Myntg 13 m fl	Värnamo	1982	1 203	11 007	30	-	2 162	5	14 407	59 094	COR	
Värnamo 14:11	Jönköpingsvägen 41-43	Värnamo	1917/1982	2 225	-	1 965	-	-	-	4 190	8 148	COR	
Droskan 12	Slottsgatan 14	Jönköping	1990	9 531	-	-	-	-	23	9 554	63 600	COR	
Hotellet 8	V Storgatan 9-13	Jönköping	1963/1999	2 948	15 490	538	-	-	-	18 976	119 000	COR	
Vagnmakaren 7	Hästhovsvägen 2	Jönköping	1983	-	8 100	-	-	-	-	8 100	38 200	COR	
Valutan 11	Kompanigatan 1-2	Jönköping	1992	2 942	2 030	153	-	-	80	5 205	39 000	COR	
Vattenpasset 6	Kungsängsvägen 7	Jönköping	1971/1990	1 669	-	482	-	-	-	2 151	4 633	COR	
Vilan 7	Huskvarnavägen 58-64	Jönköping	1955/1999	9 280	565	6 071	-	-	-	15 916	54 451	COR	
Visionen 1	Bataljonsgatan 10	Jönköping	1996/1995	8 468	-	423	-	-	730	9 621	24 746	COR	*/B
Vågskålen 3	Huskvarnavägen 40	Jönköping	1983	7 573	387	8 217	-	-	-	16 177	31 202	COR	B
Vägporten 5	Vasavägen 4	Jönköping	1955	251	2 076	-	-	-	-	2 327	4 666	COR	
Garvaren 4	Hjalmar Petris väg 32	Växjö	1981	2 487	-	-	-	-	-	2 487	7 445	COR	B
Nordstjärnan 1	Kronobergsgatan 18-20	Växjö	1971/2000	4 633	1 009	-	-	-	23	5 665	32 000	COR	
Plåtslagaren 4	Verkstadsgatan 5	Växjö	1967/1988	2 176	765	706	1 893	-	50	5 590	5 116	COR	
Segerstad 4	Segerstadsvägen 7	Växjö	1990	910	-	-	-	-	-	910	-	COR	
Sotaren 4	Arabygatan 82	Växjö	1992	2 436	457	109	-	-	-	3 002	13 649	COR	
Svea 8	Lineborgsplan 3	Växjö	1982	2 044	-	-	-	-	-	2 044	8 241	COR	
Ödman 15	Storgatan 29	Växjö	1972	2 370	1 941	-	-	-	-	4 311	29 600	COR	
Total office/retail				**84 184**	**65 833**	**27 521**	**2 873**	**4 430**	**1 157**	**185 998**	**732 324**		

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission




H&M
LINDEX
B-YOUNG
LINDEX

Western Småland

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
WAREHOUSE/INDUSTRIAL													
Draken 1	Ingelundsvägen 1	Värnamo	1968/1988	–	–	1 750	–	–	–	1 750	2 348	COR B	
Flundran 4	Runemovägen 1	Värnamo	1963/1992	–	–	4 279	6 006	–	–	10 285	10 136	COR B	
Krukmakaren 6	Silkesvägen 2	Värnamo	1961	950	140	748	–	–	–	1 838	1 965	COR	
Mattläggaren 1	Silkesvägen 24	Värnamo	1989	–	–	2 700	–	–	–	2 700	8 620	COR	


MARGRETELUND
VÄRNAMO
NORREGÅRD
E4
27
CENTRUM
APLADALEN
HORNARYD
RÖRSTORP
0
1
2 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


KÄRNAN
Blic
SOHLBERGS
Almen 9, Värnamo


Ljuset 8, Värnamo

Western Småland

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
				Square metres per type of premises									
Mattläggaren 2	Silkesvägen 24	Värnamo	1997	-	-	2 580	-	-	-	2 580	4 644	COR	
Posten 4	Postgatan 3-5	Värnamo	1929	414	810	333	2 480	159	-	4 196	10 746	COR	
Rödspättan 1	Runemovägen 10	Värnamo	1973	-	-	4 705	-	-	-	4 705	4 384	COR	*
Rödspättan 4	Runemovägen 4	Värnamo	1980	-	-	2 960	-	-	-	2 960	3 262	COR	
Sandskäddan 4	Margretelundsvägen 7	Värnamo	1982	-	-	2 780	-	-	-	2 780	3 195	COR	
Sjötungan 3	Margretelundsvägen 6	Värnamo	1989	-	-	2 570	-	-	-	2 570	3 849	COR	B
Takläggaren 4	Rörläggarev 8/Silkesv 39	Värnamo	1991	-	-	9 067	-	-	-	9 067	11 470	COR	B
Yxan 6	Fabriksgatan 1	Värnamo	1978/1990	-	-	1 170	-	-	-	1 170	2 275	COR	B
Flahult 21:3	Momarken 42	Jönköping	1980	-	-	4 147	-	-	-	4 147	8 356	COR	B
Flahult 21:12	Alfavägen 4	Jönköping	1989	-	-	-	1 052	-	-	1 052	2 049	COR	
Flahult 78:2	Momarken 12	Jönköping	1986/1990	419	-	-	3 248	-	-	3 667	7 758	COR	B
Vargön 4	Vasavägen 5	Jönköping	1989	-	-	-	4 070	-	-	4 070	7 582	COR	
Vattenpasset 2	Ekhagsringen 17	Jönköping	1980	359	-	1 343	2 433	-	-	4 135	9 793	COR	
Vingen 4	Linnegatan 1	Jönköping	1970	-	1 130	-	2 815	-	-	3 945	8 194	COR	B
Österbotten 4	Skeppsbrogatan 6	Jönköping	1930/1991	419	-	72	2 369	-	118	2 978	3 977	COR	
Överlappen 13	Kalkstensgatan 6-8	Jönköping	1977/1995	2 701	-	419	2 196	-	-	5 316	16 183	COR	*
Elefanten 3	Rådjursvägen 6	Växjö	1988	-	-	1 074	1 244	-	-	2 318	3 596	COR	
Illern 5	Isbjörnsvägen 11-13	Växjö	1987	529	-	192	1 425	-	-	2 146	4 278	COR	
Isbjörnen 4	Isbjörnsvägen 6	Växjö	1993	-	-	-	10 933	-	-	10 933	18 086	COR	
Modellen 9	Blådingevägen 40	Alvesta	1962/1987	-	-	-	6 880	-	-	6 880	4 659	COR	
Sjömärket 3	Annavägen 3	Växjö	1989	1 794	341	863	6 423	-	-	9 421	16 052	COR	B
Snickaren 12	Smedjegatan 10, 20	Växjö	1976/1989	1 671	1 037	19 985	-	-	-	22 693	22 120	COR	B
Hillerstorp 4:116	Brogatan 19	Gnosjö	1985	-	-	-	5 900	-	-	5 900	7 835	COR	
Marås 1:26,1:12	Maråsliden 7, 10	Gnosjö	1930/1975	-	-	-	8 800	-	-	8 800	4 017	COR	
Töllstorp 1:561	Mobäcksvägen 2	Gnosjö	1946	-	-	-	4 290	-	-	4 290	5 212	COR	
Törestorp 2:51	Kulltorpsvägen 25	Gnosjö	1946	-	-	-	14 310	-	-	14 310	13 768	COR	B
Källemo 1	Källemogatan 12	Vaggeryd	1956/1988	-	-	7 552	-	-	-	7 552	7 749	COR	B
Yggen 1	Krokvägen 1	Vaggeryd	1985/1989	-	-	-	6 291	-	-	6 291	8 215	COR	
Total warehouse/industrial				**9 256**	**3 458**	**71 289**	**93 165**	**159**	**118**	**177 445**	**246 373**		

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission


Droskan 12, Jönköping


[illegible] 8 Jönköping

Western Småland

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
DEVELOPMENT PROJECTS													
Glasmästaren 1	Arabygatan 80	Växjö	1988	6 450	1 032	342	–	–	–	7 824	20 600	COR	
Rimfrosten 1	Solängsvägen 4	Växjö	1972	208	4 852	4 051	–	–	–	9 111	23 200	COR	B
Total development projects				**6 658**	**5 884**	**4 393**	**0**	**0**	**0**	**16 935**	**43 800**		


Vättern
ROSENLUND
RYHOV
JÖNKÖPING
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land





Visionen 1, Jönköping

Western Småland

Name of property	Address	Municipality	Build/ Refurb.year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
UNDEVELOPED LAND													
Bleckslagaren 1	Repslagarevägen 5	Värnamo	-	-	-	-	-	-	-	-	325	COR	*
GolMåggaren 3	Silkesvägen 30	Värnamo	-	-	-	-	-	-	-	-	-	COR	B
Värnamo 13:308	Myntgatan 2	Värnamo	-	-	-	-	-	-	-	-	-	COR	A
Värnamo 14:86	Myntgatan 6	Värnamo	-	-	-	-	-	-	-	-	-	COR	
Värnamo Torp 1:11	Skogsmark	Värnamo	-	-	-	-	-	-	-	-	1 323	COR	
Gårö 1:4	Skogsmark	Gnosjö	-	-	-	-	-	-	-	-	625	COR	
Hornabo 1:15	Rosendalsgatan 4	Gnosjö	-	-	-	-	-	-	-	-	138	COR	
Total undeveloped land				0	0	0	0	0	0	0	2 411		
Total Western Småland				100 098	75 175	103 203	96 038	4 589	1 275	380 378	1 024 908		

Square metres per type of premises: Office, Retail, Warehouse, Industrial, Residential, Other, Total.

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission



NORREMARK
Helgasjön
ARABY
VÄXJÖ
HELGEVÄRMA
VÄSTRA MARK
RÄPPE
CENTRUM
N Bergundasjön
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land



Snickaren 12, Växjö



Glasmästaren 1, Växjö

Castellum's Real Estate Portfolio in Western Småland 31-12-2004

	No. of properties	Area thous. sq.m.	Book value SEKm	*Book value SEK/ sq.m.*	Rental value SEKm	*Rental value SEK/ sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm	Yield
Office/retail												
Jönköping	9	88	564	*6 402*	84	*954*	91.9%	77	22	*245*	55	9.9%
Värnamo	19	74	356	*4 810*	56	*759*	92.6%	52	19	*258*	33	9.3%
Växjö	7	24	155	*6 459*	21	*881*	97.1%	21	5	*213*	16	9.9%
Total office/retail	**35**	**186**	**1 075**	***5 776***	**161**	***867***	**92.8%**	**150**	**46**	***246***	**104**	**9.7%**
Warehouse/industrial												
Växjö	6	54	170	*3 123*	30	*558*	97.5%	30	5	*99*	25	14.2%
Värnamo	12	47	106	*2 273*	21	*442*	81.3%	17	4	*81*	13	12.2%
Jönköping	8	29	84	*2 880*	14	*480*	64.4%	9	4	*132*	5	6.2%
Rest of Western Småland	6	47	65	*1 383*	13	*281*	76.0%	10	2	*40*	8	12.5%
Total warehouse/industrial	**32**	**177**	**425**	***2 397***	**78**	***441***	**83.6%**	**66**	**15**	***84***	**51**	**11.9%**
Total	**67**	**363**	**1 500**	***4 127***	**239**	***659***	**89.8%**	**216**	**61**	***167***	**155**	**10.3%**
Leasing and property administration									11	*32*	−11	−0.8%
Total after leasing and property administration									**72**	***198***	**144**	**9.5%**
Development projects	2	17	56	–	10	–	–	5	4	–	1	–
Undeveloped land	7	–	6	–	–	–	–	–	–	–	–	–
Total	**76**	**380**	**1 562**	**–**	**249**	**–**	**–**	**221**	**76**	**–**	**145**	**–**

Rental value by property type, excl. projects


Office/Retail 67%
Warehouse/ Industrial 33%

Rental value by area, excl. projects


Jönköping 41%
Värnamo 32%
Rest of Western Småland 6%
Växjö 21%

Property related key ratios

	2004	2003	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	659	617	598	551	510	481	504	490
Economic occupancy rate	89.8%	91.3%	90.0%	88.0%	89.0%	88.6%	89.6%	92.5%
Property costs, SEK/sq.m.	198	193	173	171	155	163	188	166
Net operating income, SEK/sq.m.	393	370	365	314	298	263	264	287
Yield	9.5%	9.6%	10.0%	9.4%	9.8%	9.1%	8.7%	9.6%
Book value, SEK/sq.m.	4 127	3 875	3 651	3 325	3 034	2 884	3 047	2 988
Number of properties	76	74	71	75	82	97	104	120
Lettable area, thousand sq.m.	380	370	347	350	388	404	398	391

Mälardalen

Name of property	Address	Municipality	Build/ Refurb.year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
OFFICE/RETAIL													
Basen 10	Fridhemsgatan 2-4	Örebro	1900/1990	5 830	–	402	–	–	–	6 232	32 350	ASP	
Lagerchefen 3	Aspholmsvägen 3	Örebro	1957/1985	–	1 900	–	–	–	–	1 900	4 925	ASP	
Lantmannen 7	Boställsvägen 10	Örebro	1985	310	2 050	215	–	–	–	2 575	7 477	ASP	
Längan 20	Fabriksgatan 8	Örebro	1993	3 465	–	112	–	–	–	3 577	16 158	ASP	
Motormannen 1	Radiatorvägen 1	Örebro	1966	385	3 484	410	–	–	–	4 279	12 025	ASP	
Röda rummet	Radiatorvägen 17	Örebro	2000	3 310	–	–	–	–	–	3 310	18 490	ASP	
Rörmokaren 5	Elementvägen 1	Örebro	1984	1 590	575	200	–	–	–	2 365	7 055	ASP	
Svetsaren 4	Elementvägen 12	Örebro	1976/1984	–	1 790	2 590	–	–	–	4 380	6 890	ASP	
Svetsaren 5	Elementvägen 14	Örebro	1977/1988	2 625	–	430	–	–	–	3 055	8 360	ASP	
Svetsaren 7	Elementvägen 16	Örebro	1960/1983	855	–	–	–	–	–	855	1 842	ASP	
Svetsaren 8	Elementvägen 4	Örebro	1977	560	3 070	220	–	–	–	3 850	10 382	ASP	T
Vindrutan 1	Västhagagatan 3	Örebro	1992	–	1 295	–	20	–	–	1 315	7 800	ASP	
Virkeshandlaren 10	Radiatorvägen 13-15	Örebro	1979	2 940	3 280	1 213	–	–	–	7 433	26 072	ASP	
Virkeshandlaren 7	Radiatorvägen 11	Örebro	1970/1987	4 834	1 620	96	–	–	–	6 550	21 990	ASP	
Ånsta 20:117	Aspholmsvägen 9	Örebro	1990	675	–	–	–	–	–	675	2 323	ASP	
Boländerna 30:2 B	Verkstadsgatan 11	Uppsala	2002	2 134	–	–	–	–	–	2 134	9 242	ASP	
Boländerna 35:2	Bolandsgatan 20	Uppsala	1981	–	4 118	–	–	–	–	4 118	24 894	ASP	
Dragarbrunn 20:2	Kungsg/St Persg	Uppsala	1963	1 907	626	–	–	–	–	2 533	–	ASP	
Kungsängen 24:3	Kungsgatan 95	Uppsala	1998	729	5 750	–	–	–	–	6 479	48 600	ASP	
Kungsängen 29:1	Kungsgatan 70	Uppsala	1985	2 264	1 993	145	–	–	–	4 402	14 506	ASP	
Kungsängen 35:3	Kungsgatan 76	Uppsala	2001	3 060	–	–	–	–	–	3 060	13 154	ASP	
Kvarngärdet 64:3	Sportfältsvägen 3	Uppsala	1991	1 979	–	–	–	–	–	1 979	9 995	ASP	
Årsta 67:1	Stålgatan 8-12	Uppsala	1988	532	9 078	217	362	–	–	10 189	32 587	ASP	
Årsta 72:3	Svederusgatan 1-4	Uppsala	1990	–	9 367	–	–	–	–	9 367	21 604	ASP	
Årsta 74:1	Fyrislundsgatan 68	Uppsala	1985	–	6 956	–	–	–	–	6 956	32 200	ASP	
Årsta 74:3	Axel Johanssons gata 4-6	Uppsala	1990	13 799	–	–	–	–	–	13 799	99 800	ASP	
Almen 3	Släggargatan 1	Västerås	1964/1986	2 140	–	–	–	–	–	2 140	4 639	ASP	
Blästerugnen 2	Kokillgatan 7	Västerås	1991	–	1 807	183	–	–	–	1 990	5 727	ASP	T
Dagsländan 11	Jonasborgsvägen 26	Västerås	1990	1 107	–	–	–	–	–	1 107	3 271	ASP	T
Degeln 1	Kokillgatan 1-3	Västerås	1984	4 483	1 175	850	–	–	–	6 508	20 588	ASP	T
Elledningen 4	Tunbytorpsgatan 31	Västerås	1991	3 620	–	–	–	–	–	3 620	8 158	ASP	
Fallhammaren 1	Fallhammargatan 3	Västerås	1989	2 968	–	1 537	–	–	–	4 505	13 132	ASP	
Friledningen 13	Tunbytorpsgatan 10	Västerås	1978	945	–	940	–	–	–	1 885	3 945	ASP	T/B
Gjutjärnet 7	Gjutjärnsgatan 5	Västerås	1989	–	2 218	258	–	–	–	2 476	12 000	ASP	
Hjulsmeden 1	Gjutjärnsgatan 8	Västerås	1990	–	1 351	632	–	–	–	1 983	4 452	ASP	
Kokillen 1	Kokillgatan 2	Västerås	1988	901	881	1 295	–	–	–	3 077	6 612	ASP	T

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission


Svetsaren 5, Örebro


Virkeshandlaren 10, "Röda rummet", Örebro

Mälardalen

Name of property	Address	Municipality	Build/ Refurb.year	Square metres per type of premises Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
Kopparlunden	Kopparlunden	Västerås	1890/2000	17 950	-	-	-	-	-	17 950	65 996	ASP	
Kyrkobacksgårdet 9	Arosvägen 32	Västerås	1920/1986	-	377	-	-	140	-	517	2 193	ASP	
Ringborren 8&16	Tallmätargatan 1	Västerås	1956/1988	1 640	582	1 605	-	108	-	3 935	8 309	ASP	
Märsta 1:219	Raisogatan 1-27	Sigtuna	1993	2 795	-	-	-	883	-	3 678	22 071	ASP	B
Märsta 16:3	Maskingatan 3	Sigtuna	1992	2 463	-	385	-	-	-	2 848	12 288	ASP	
Odin 1	Hökartorget/Glasgatan 8 A-B	Köping	1933/1994	-	710	-	-	719	-	1 429	5 030	ASP	
Total office/retail				**94 795**	**66 053**	**13 935**	**382**	**1 850**	**0**	**177 015**	**689 132**		



E18
E20
ÖREBRO
Hjälmaren
ROSTA
CENTRUM
ASPHOLMEN
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Ansta 20:117, Örebro


Basen 10, Örebro

Mälardalen

Name of property	Address	Municipality	Build/ Refurb.year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
WAREHOUSE/INDUSTRIAL													
Chauffören 2	Stuvargatan 3	Örebro	1991	1 150	–	5 950	–	–	–	7 100	13 301	ASP	
Gällersta-Gryt 4:9	Gällerstavägen	Örebro	1969	1 640	–	–	10 000	–	–	11 640	11 933	ASP	
Konstruktören 10	Söderleden 12	Örebro	1987	–	–	3 665	–	–	–	3 665	6 906	ASP	
Konstruktören 11	Söderleden 14	Örebro	1987	–	–	1 715	–	–	–	1 715	3 757	ASP	
Konstruktören 9	Söderleden 10	Örebro	1987	–	–	1 260	–	–	–	1 260	2 349	ASP	
Radion 2	Radiogatan 1	Kumla	1991/1995	–	–	–	4 100	–	–	4 100	7 512	ASP	
Rörläggaren 2	Aspholmsvägen 6	Örebro	1984	–	–	2 500	–	–	–	2 500	4 129	ASP	*
Rörmokaren 1	Elementvägen 13-15	Örebro	1963/1986	110	185	–	3 550	–	–	3 845	7 674	ASP	
Boländerna 28:2	Verkstadsgatan 17	Uppsala	1968	–	–	2 272	–	–	–	2 272	6 594	ASP	B
Boländerna 28:3	Verkstadsgatan 9	Uppsala	1981	144	–	205	–	–	–	349	1 669	ASP	*/B
Boländerna 30:2	Verkstadsgatan 9	Uppsala	1971	–	9 679	12 594	–	–	–	22 273	51 116	ASP	B
Boländerna 30:3	Verkstadsgatan 9	Uppsala	1987	–	–	2 500	–	–	–	2 500	8 838	ASP	B
Årsta 36:2	Möllersvärdsgatan 12	Uppsala	1978/1989	2 082	–	436	–	–	–	2 518	7 819	ASP	
Årsta 38:1	Möllersvärdsgatan 5	Uppsala	1979	–	–	–	2 955	–	–	2 955	7 552	ASP	
Barkborren 3	Barkborregatan 3	Västerås	1970/1989	–	–	–	2 950	–	–	2 950	3 501	ASP	T
Elledningen 1	Tunbytorpsgatan 31	Västerås	1982	–	–	–	1 910	–	–	1 910	3 753	ASP	T
Jordlinan 2	Stenbygatan 6	Västerås	1991	–	2 450	5 644	–	–	–	8 094	18 425	ASP	
Köpmannen 1	Kranbyggargatan 1	Västerås	1984	400	–	–	1 050	–	–	1 450	2 560	ASP	
Köpmannen 3	Kranbyggargatan 3	Västerås	1982	–	–	–	2 370	–	–	2 370	4 540	ASP	T
Köpmannen 8	Lundby Gårdsgata 4	Västerås	1988	210	–	–	2 390	–	–	2 600	3 729	ASP	*
Lufthammaren 1	Ånghammargatan 2-4	Västerås	1977	4 168	–	2 820	–	–	–	6 988	21 243	ASP	T
Ånghammaren 2	Ånghammargatan 1-9	Västerås	1972/1994	2 086	100	11 005	–	–	–	13 191	14 935	ASP	T
Broby 11:8	Östra Bangatan 14	Sigtuna	1989	248	–	583	–	–	–	831	2 039	ASP	
Märsta 16:2	Maskingatan 5-7	Sigtuna	1989	600	–	1 013	–	–	–	1 613	4 150	ASP	
Märsta 17:6	Maskingatan 8	Sigtuna	1970/1988	452	–	–	2 221	–	–	2 673	6 997	ASP	
Märsta 21:51	Elkraftsgatan 11-13	Sigtuna	1990	–	–	–	2 200	–	–	2 200	7 312	ASP	
Märsta 23:8	Servogatan 16	Sigtuna	1986	35	–	–	615	–	–	650	2 237	ASP	
Total warehouse/industrial				**13 325**	**12 414**	**54 162**	**36 311**	**0**	**0**	**116 212**	**236 570**		

Note: *=Aquired in 2004 T=Ground rent A=Lease B=Unutilised building permission



Årsta 74:3, Uppsala



Dragarbrunn 20:2, Uppsala

Mälardalen

Name of property	Address	Municipality	Build/ Refurb.year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
DEVELOPMENT PROJECTS													
Grosshandlaren 2	Nastagatan 6-8	Örebro	1977	1 000	–	21 443	–	–	–	22 443	27 851	ASP	B
Rörläggaren 1	Aspholmsvägen 4	Örebro	1963/1992	–	–	–	4 475	–	–	4 475	6 811	ASP	
Svetsaren 6	Radiatorvägen 14	Örebro	1962	270	–	–	570	–	–	840	1 852	ASP	B
Dragarbrunn 16:2	Dragarbrunnsgatan	Uppsala	1963	3 029	2 428	362	–	–	–	5 819	46 282	ASP	*
Hacksta 1	Saltängsvägen 1	Västerås	2005	–	–	–	2 980	–	–	2 980	–	ASP	*
Verkstaden 14	Kopparlunden	Västerås	1890	–	–	–	–	–	8 306	8 306	563	ASP	B
Total development projects				**4 299**	**2 428**	**21 805**	**8 025**	**0**	**8 306**	**44 863**	**83 359**		
Total Mälardalen				**112 419**	**80 895**	**89 902**	**44 718**	**1 850**	**8 306**	**338 090**	**1 009 061**		


TUNA
BACKAR
CENTRUM
ÅRSTA
BOLÄN-
DERNA
FYRISLUND
KUNGS-
ÄNGEN
UPPSALA
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Boländerna 30:2, Uppsala


Kungsängen 35:3, Uppsala


TUNBYTORP
VÄSTERÅS
NORRMALM
ÖSTERMALM
HÄLLA
BÄCKBY
Västeråsfjärden
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Kopparlunden, Västerås
Dagsländan 11, Västerås

Castellum's Real Estate Portfolio in Mälardalen 31-12-2004

	No. of properties	Area thous. sq.m.	Book value SEKm	*Book value SEK/ sq.m.*	Rental value SEKm	*Rental value SEK/ sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm	Yield
Office/retail												
Uppsala	11	65	431	*6 630*	64	*985*	88.1%	56	15	*235*	41	9.6%
Västerås	13	52	297	*5 733*	45	*859*	85.2%	38	13	*258*	25	8.3%
Örebro	15	52	264	*5 049*	43	*825*	95.4%	41	14	*269*	27	10.3%
Rest of Mälardalen	3	8	56	*7 038*	8	*1 031*	93.1%	8	3	*322*	5	9.1%
Total office/retail	**42**	**177**	**1 048**	***5 919***	**160**	***903***	**89.5%**	**143**	**45**	***256***	**98**	**9.3%**
Warehouse/industrial												
Västerås	8	39	113	*2 854*	25	*634*	85.3%	21	8	*198*	13	12.0%
Örebro	8	36	119	*3 324*	22	*603*	91.4%	20	3	*94*	17	13.8%
Uppsala	6	33	160	*4 872*	21	*656*	75.0%	16	5	*171*	11	6.6%
Rest of Mälardalen	5	8	26	*3 286*	5	*595*	85.2%	4	1	*128*	3	11.5%
Total warehouse/industrial	**27**	**116**	**418**	***3 599***	**73**	***628***	**84.1%**	**61**	**17**	***153***	**44**	**10.4%**
Total	**69**	**293**	**1 466**	***5 000***	**233**	***794***	**87.8%**	**204**	**62**	***215***	**142**	**9.6%**
Leasing and property administation									13	*46*	–13	–0.9%
Total after leasing and property administration									**75**	***261***	**129**	**8.7%**
Development projects	6	45	194	–	30	–	–	21	9	–	12	–
Undeveloped land	–	–	–	–	–	–	–	–	–	–	–	–
Total	**75**	**338**	**1 660**	–	**263**	–	–	**225**	**84**	–	**141**	–

Rental value by property type, excl. projects


Office/Retail 69%
Warehouse/ Industrial 31%

Rental value by area, excl. projects


Uppsala 36%
Västerås 30%
Rest of Mälardalen 6%
Örebro 28%

Property related key ratios

	2004	2003	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	794	762	737	705	667	660	654	625
Economic occupancy rate	87.8%	91.0%	90.3%	91.9%	91.1%	89.1%	88.5%	87.5%
Property costs, SEK/sq.m.	261	240	230	225	224	225	235	201
Net operating income, SEK/sq.m.	436	454	436	423	384	363	345	345
Yield	8.7%	9.5%	9.5%	9.5%	9.3%	8.7%	8.3%	8.8%
Book value, SEK/sq.m.	5 000	4 763	4 595	4 452	4 132	4 173	4 129	3 938
Number of properties	75	71	71	72	81	78	74	74
Lettable area, thousand sq.m.	338	333	335	333	304	275	261	264

Castellum's Real Estate Schedule 2004, Summary

	Square metre per type of premises							Tax assessment value
	Office	Retail	Warehouse	Industrial	Residential	Other	Total	
Greater Gothenburg	326 847	32 884	330 048	73 189	26 906	3 532	793 406	3 119 766
Öresund Region	191 902	57 659	223 226	22 662	35 968	39 621	571 038	2 607 889
Greater Stockholm	206 305	25 500	149 965	32 065	0	8 089	421 924	2 090 768
Western Småland	100 098	75 175	103 203	96 038	4 589	1 275	380 378	1 024 908
Mälardalen	112 419	80 895	89 902	44 718	1 850	8 306	338 090	1 009 061
Total Castellum	**937 571**	**272 113**	**896 344**	**268 672**	**69 313**	**60 823**	**2 504 836**	**9 852 392**

Distribution per region and sq.m.



Greater Gothenburg 32%
Greater Stockholm 17%
Mälardalen 13%
Öresund Region 23%
Western Småland 15%

Distribution per type of premises and sq.m.



Office 37%
Industrial 11%
Residential 3%
Retail 11%
Other 2%
Warehouse 36%

Properties sold in 2004

Name of property	Address	Municipality	Build/ Refurb.year	Square metres per type of premises Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
GREATER GOTHENBURG													
Backa 37:7	Rimmaregatan 4	Gothenburg	1978	–	–	1 578	–	–	–	1 578	4 003	EKL	
Gamlestaden 48:10	Waterloogatan 6	Gothenburg	1946/1987	–	–	1 762	–	–	–	1 762	3 219	EKL	T
Kobbegården 155:2	Askims Verkstadsväg 9	Gothenburg	1978/1994	–	–	–	5 612	–	–	5 612	9 726	HAR	
Kommendantsängen 2:2	Djupedalsgatan 4	Gothenburg	1900/1977	86	–	–	–	877	–	963	7 469	EKL	
Kommendantsängen 2:3	Djupedalsgatan 2	Gothenburg	1908/1978	99	221	35	–	1 853	–	2 208	16 117	EKL	
Lorensberg 46:1	Teatergatan 4	Gothenburg	1929/1989	1 528	–	–	–	–	–	1 528	20 963	EKL	B
Lorensberg 59:2	Chalmersgatan 25	Gothenburg	1900/1994	–	148	–	–	1 151	–	1 299	13 981	EKL	
Lorensberg 59:3	Chalmersgatan 27	Gothenburg	1910/1981	434	312	15	–	1 767	12	2 540	20 543	EKL	
Lorensberg 59:4	Chalmersgatan 29	Gothenburg	1909/1980	55	110	–	–	1 193	–	1 358	11 231	EKL	
Vasastaden 17:13	E Dahlbergsgatan 24	Gothenburg	1900/1979	–	94	15	–	925	–	1 034	7 631	EKL	
Vasastaden 17:14	E Dahlbergsgatan 22	Gothenburg	1886/1980	–	94	–	–	1 020	–	1 114	8 057	EKL	
Vasastaden 17:6	Aschebergsgatan 9	Gothenburg	1888/1979	–	–	22	–	1 047	–	1 069	8 148	EKL	
Total Greater Gothenburg				**2 202**	**979**	**3 427**	**5 612**	**9 833**	**12**	**22 065**	**131 088**		
ÖRESUND REGION													
Ehrensvärd/De la Gardie	Cederströmsgatan 6-8	Helsingborg	1943/1985	–	–	–	–	3 617	–	3 617	26 080	BRI	
Garvaren 14	N Stenbocksgatan 44, 46, 48	Helsingborg	1940/1990	–	95	–	–	4 078	15	4 188	28 082	BRI	
Hammaren 24	Stampgatan 13	Helsingborg	1938/1991	–	–	–	–	1 169	–	1 169	7 579	BRI	
Karl XI Norra 29	Bruksgatan 17	Helsingborg	1929/1986	–	106	–	–	375	–	481	3 595	BRI	
Karl XI Norra 30	Bruksg 13/Möllegr 10-20	Helsingborg	1930/1988	–	691	20	–	4 340	–	5 051	35 917	BRI	
Lagfarten 1&2	Magistratsvägen 10-12	Lund	1975	–	–	–	–	–	–	–	8 672	BRI	*
Nötskrikan 5	S Förstadsgatan 66	Malmö	1800/1989	581	483	–	–	–	–	1 064	7 992	BRI	
Tryckaren 4	Helsingborgsv 31-33/Metallg 12	Ängelholm	1965	1 615	–	4 026	800	–	2 809	9 250	13 868	BRI	B
Ugglan 11	Dämmegatan 6	Helsingborg	1936/1989	–	–	–	–	1 277	–	1 277	8 161	BRI	
Ugglan 13	Dämmegatan 10	Helsingborg	1937/1989	–	–	–	–	1 188	–	1 188	7 923	BRI	
Ugglan 5	Mellersta Stenbocksgatan 39	Helsingborg	1929/1987	–	29	–	–	1 108	7	1 144	7 474	BRI	
Total Öresund Region				**2 196**	**1 404**	**4 046**	**800**	**17 152**	**2 831**	**28 429**	**155 343**		
WESTERN SMÅLAND													
Gårö 1:395	Västergatan 19	Gnosjö	1963/1991	–	–	–	6 230	–	–	6 230	9 353	COR	
Karpen 1,3 (part of)	Jönköpingsvägen 105-107	Värnamo	1956/1990	–	95	1 955	–	–	–	2 050	1 707	COR	B
Total Western Småland				**0**	**95**	**1 955**	**6 230**	**0**	**0**	**8 280**	**11 060**		
MÄLARDALEN													
Sjötullen 1:9	Kungsängsvägen 11	Köping	1974	515	–	–	6 400	–	–	6 915	6 742	ASP	
Total Mälardalen				**515**	**–**	**–**	**6 400**	**–**	**–**	**6 915**	**6 742**		
Total Castellum				**4 913**	**2 478**	**9 428**	**19 042**	**26 985**	**2 843**	**65 689**	**304 233**		

Definitions

Borrowing ratio
Interest-bearing liabilities as a percentage of the properties' book value with deduction for acquired properties not taken in possession, and with addition for properties disposed of, still in possession, at the year-end.

Cash flow from management
Income from property management after reversal of depreciation.

Data per share
In calculating income and cash flow per share the average number of shares has been used, whereas in calculating assets, shareholders' equity and adjusted equity per share the number of outstanding shares has been used.

Dividend pay out ratio
Proposed dividend as a percentage of net income excluding net write-downs and after a 28% tax deduction.

Dividend yield
Proposed dividend as a percentage of the share price at the year-end.

Economic occupancy rate
Rental income accounted for during the period as a percentage of rental value for properties owned at the end of the period. Properties acquired/completed during the period have been restated as if they had been owned or completed during the whole year, while properties disposed of have been excluded entirely. Development projects and undeveloped land have been excluded.

Equity/assets ratio
Disclosed equity as a percentage of total assets at the end of the period.

Income from property management
Net income for the year after reversal of capital gain from property sales, net write-downs and tax.

Interest coverage ratio
Income before net financial items after reversal of depreciation, capital gain from property sales and net write-downs as a percentage of net financial items.

Net asset value
Disclosed equity with the addition of surplus value on properties. Net asset value is disclosed both with and without a 28% tax deduction.

Net operating income margin
Net operating income as a percentage of rental income.

Number of shares
Registered number of shares – the number of shares registered at a given point in time.
Outstanding number of shares – the number of shares registered with a deduction for the company's own repurchased shares at a given point in time.
Average number of shares – the weighted average number of outstanding shares during a given period.

Operating expenses, maintenance, etc.
This item includes both direct property costs, such as operating expenses, maintenance, ground rent and real estate tax, as well as indirect costs for leasing and property administration.

P/E ratio
Share price at the year-end in proportion to net income per share for the year excluding net write-downs and after a 28% tax deduction.

P/CE ratio
Share price at the year-end in proportion to cash flow from management per share.

Property type
The property's primary rental value with regard to the type of premises. Premises for purposes other than the primary use may therefore be found within a property type.

Rental income
Rents debited plus supplements such as reimbursement of heating costs and real estate tax.

Rental value
Rental income plus estimated market rent for vacant premises.

Return on equity
Income after tax as a percentage of average (opening balance +closing balance/2) equity. In the interim accounts the return has been recalculated on an annual basis, disregarding seasonal variations normally occurring in operations and excluding property sales and net write-downs.

Return on total capital
Income before net financial items as a percentage of average (opening balance + closing balance/2) total capital. In the interim accounts the return has been recalculated on an annual basis, disregarding seasonal variations normally occurring in operations and excluding property sales and net write-downs.

SEK per square metre
Property-related key ratios, expressed in terms of SEK per square metre, are based on properties owned at the end of the period. Properties acquired/completed during the year have been restated as if they had been owned or completed for the whole year, while properties disposed of have been excluded entirely. Development projects and undeveloped land have been excluded. In the interim accounts key ratios have been recalculated on an annual basis, disregarding seasonal variations normally occurring in operations.

Surplus value
The properties' long-term value determined on an earnings basis minus book value.

Total yield per share
The change in the share price during the year with addition of dividend as a percentage of the share price at the end of previous year.

Yield
Net operating income on properties owned at the end of the period (properties acquired/completed during the period have been restated as if they had been owned or completed for the whole year, while properties disposed of have been excluded entirely) as a percentage of book value at the end of the period. Development projects and undeveloped land have been excluded. The yield is accounted for on both area and property type level, excluding non property-specific leasing and property administration costs, and on portfolio level, where such costs are included. In the interim accounts the yield has been recalculated on an annual basis, disregarding seasonal variations normally occurring in operations.

Castellum AB (publ)
(Corporate identity no. 556475-5550)
Kaserntorget 5
Box 2269, SE-403 14 Gothenburg, Sweden
Phone: +46 (0)31-60 74 00
Fax: +46 (0)31-13 17 55
info@castellum.se
www.castellum.se

Aspholmen Fastigheter AB
(Corporate identity no. 556121-9089)
Elementvägen 14
SE-702 27 Örebro, Sweden
Phone: +46 (0)19-27 65 00
Fax: +46 (0)19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
(Corporate identity no. 556476-7688)
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Phone: +46 (0)40-38 37 20
Fax: +46 (0)40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
(Corporate identity no. 556002-8952)
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Phone: +46 (0)8-602 33 00
Fax: +46 (0)8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
(Corporate identity no. 556226-6527)
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Phone: +46 (0)370-69 49 00
Fax: +46 (0)370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
(Corporate identity no. 556122-3768)
Ringögatan 12
Box 8725, SE-402 75 Gothenburg, Sweden
Phone: +46 (0)31-744 09 00
Fax: +46 (0)31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
(Corporate identity no. 556051-0561)
Kråketorpsgatan 20
SE-431 53 Mölndal, Sweden
Phone: +46 (0)31-706 65 00
Fax: +46 (0)31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

ANNUAL GENERAL MEETING

Castellum AB's Annual General Meeting will take place on Wednesday March 23 2005 at 5 pm in Stenhammarsalen, the Gothenburg Concert Hall, Götaplatsen in Gothenburg.

Shareholders wishing to participate in the Meeting must be registered in the register of shareholders kept by VPC AB ("VPC") [Swedish Securities Register Centre] on Friday March 11, 2005.

Applications to participate in the Meeting must be made to Castellum AB no later than Thursday March 17, 2005 at 4 pm, either in writing, by phone to +46 (0)31-60 74 00, by fax to +46 (0)31-13 17 55 or by e-mail to info@castellum.se. When applying state name, personal ID/corporate identity number, address and phone number.

Shareholders with nominee registered shares must temporarily have the shares registered in their own name at VPC AB if they are to be entitled to participate in the Meeting. Such registration must be completed by Friday March 11, 2005.

The Board of Directors proposes Wednesday March 30, 2005 as the record day for payment of dividends. If the Meeting passes a resolution in accordance with this proposal, it is estimated that the dividend will be paid by VPC AB on Monday April 4, 2005.

FINANCIAL REPORTING

Interim Report January–March 2005	April 20, 2005
Half-year Report January–June 2005	July 19, 2005
Interim Report January–September 2005	October 20, 2005
Year-end Report 2005	January 26, 2006

Further information may be obtained from the company's CEO Lars-Erik Jansson or Chief Financial Officer/Deputy CEO Håkan Hellström, phone +46 (0)31-60 74 00 and on **www.castellum.se**

CASTELLUM

Foto: Janne Olander and others. Maps: T-kartor Sweden AB. Print: Göteborgstryckeriet 2005.

CASTELLUM

PRESS RELEASE 1/2005

Gothenburg 10 January, 2005

Castellum sells residential properties for SEKm 128

Castellum has through wholly owned subsidiaries during January 2005 sold and given up possession of six residential properties for SEKm 128

Eklandia Fastighets AB has sold two residential properties in Kålltorp, Gothenburg to new tenant-owners' associations. The total area amounted to 3,600 sq.m. and the total selling price was SEKm 51.

Eklandia has also sold two residential properties in the central parts of Gothenburg to new tenant-owners' associations. The total area amounted to 3,000 sq.m. and the total selling price was SEKm 44.

Fastighets AB Briggen has sold two residential properties in Helsingborg to new tenant-owners' associations. The total area amounted to 2,300 sq.m. and the total selling price was SEKm 33.

The sum of the above mentioned sales amounted to SEKm 128 which exceeds the book value at 31 December, 2004 with SEKm 65. The properties above have as previous years been valued by using an internal cash-flow based valuation model. The valuation at 31 December, 2004 amounted to SEKm 111 implying that the sales exceeded the valuation with SEKm 17.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 15 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

PRESSMEDDELANDE 3/2005

Göteborg den 9 februari 2005

Castellums årsredovisning finns nu på hemsidan www.castellum.se

Castellums årsredovisning 2004 finns nu att läsa på hemsidan. Tryckning av densamma kommer att påbörjas inom kort för att vara klar för utskick till aktieägarna från den 21 februari.

Castellum är ett av de större börsnoterade fastighetsbolagen i Sverige. Fastigheternas bokförda värde uppgår till ca 15 miljarder kronor och består främst av kommersiella lokaler. Fastigheterna ägs och förvaltas av sex helägda dotterbolag med en stark och tydlig närvaro inom fem tillväxtregioner: Storgöteborg (inkl Borås och Alingsås), Öresundsområdet (Malmö, Lund, Helsingborg), Storstockholm (Stockholms närförorter), Västra Småland (Värnamo, Jönköping, Växjö) och Mälardalen (Örebro, Västerås, Uppsala). Castellumaktien är noterad på Stockholmsbörsens O-lista.

För ytterligare information kontakta
Lars-Erik Jansson, verkställande direktör, tfn 031-60 74 00 / mobil 0705-92 06 70
Håkan Hellström, ekonomi- och finansdirektör / vice VD, tfn 031-60 74 00 / mobil 0705-60 74 56

[Unofficial translation]

PRESS RELEASE 3/2005

Gothenburg, February 9, 2005

Castellum's Annual Report is now available on our webpage www.castellum.se

Castellum's annual report 2004 is now available on the webpage. Printing of the same will start shortly and will be ready to be sent out to the shareholders from February 21.

Invitation to the Annual General Meeting of Castellum AB

The Annual General Meeting of Castellum AB (publ) will be held in the Stenhammar Room, Gothenburg Concert Hall, Götaplatsen in Gothenburg on Wednesday March 23rd 2005. The Annual General Meeting will be held solely in Swedish.

Application

Shareholders wishing to participate at the Annual General Meeting must not only be registered as shareholders in the register of shareholders kept by VPC AB ("VPC) [the Swedish Securities Registration Centre] on March 13th 2005 (as a consequence of this day being a Sunday, the registration must be effected on Friday March 11th 2005) but also apply to the company to participate at the Annual General Meeting no later than Thursday March 17th at 16.00.

Application must be made by post to Castellum AB (publ), Box 2269, SE 403 14 Gothenburg, Sweden or by phone to +46 (0) 31-60 74 00 or by fax to +46 (0) 31-13 17 55 or by e-mail to info@castellum.se or on website www.castellum.se. When applying, shareholders should state their name, personal identity number/corporate identity number, address and phone number.

Shareholders who have had their shares registered in the name of administrators must temporarily have their shares registered in their own name if they are to be entitled to participate in the Annual General Meeting. This registration must have been completed at VPC by Friday March 11th 2005. Shareholders must ensure that their administrators take care of re-registration in good time before this date.

Business of the meeting

1. Election of chairman for the Annual General Meeting.
2. Establishment and approval of register of voters.
3. Approval of the agenda.
4. Election of one or two members to approve the minutes.
5. Confirmation that the meeting has been properly announced.
6. Presentation of annual accounts and auditor's report, together with the consolidated accounts and the auditor's report for the Group. Followed by an address by the Chief Executive Officer and the Chairman of the Board of Directors.
7. Resolution on acceptance of the income statement and balance sheet together with the consolidated income statement and consolidated balance sheet.
8. Resolution on the disposal of profits according to the confirmed balance sheet.
9. Resolution on discharge from liability for the members of the Board of Directors and the Chief Executive Officer.
10. Confirmation of the number of members of the Board of Directors and deputy members of the Board of Directors.
11. Confirmation of fees for the Board of Directors.
12. Election of members of the Board of Directors.
13. The Board of Directors' proposal on the acquisition and transfer of the company's own shares.
14. Proposal by the Board of Directors that the Annual General Meeting will appoint a nomination committee.

Proposals

Item 1
Advokat Claes Beyer is proposed chairman for the Annual General Meeting.

Item 8
The Board of Directors proposes a dividend of SEK 9.50 per share and Wednesday March 30th 2005 as the reconciliation date for payment of the dividend. If the Annual General Meeting passes a resolution in accordance with this proposal, it is estimated that the dividend will be dispatched by VPC on Monday March 4th 2005.

Items 10, 11 and 12
The Annual General Meeting 2004 decided to appoint a nomination committee to make proposals to the Annual General Meeting 2005 regarding election of members of the Board of Directors and the fees for the Board of Directors. The nomination committee was to be established in the following way. By the end of the third quarter 2004, the Chairman of the Board of Directors would contact the tree biggest shareholders and ask each of them to appoint one person to be a member of the nomination committee. Those three persons, together with the Chairman of the Board as chairman of the nomination committee, would constitute the nomination committee. The names of the members of the nomination committee should be published in the company's interim report for the third quarter 2004.

In accordance with this procedure a nomination committee has been established. The members are Jan Kvarnström chairman, Lars Öhrstedt, AFA, Carl Rosén, Andra AP-fonden and Pernilla Klein, Tredje AP-fonden.

The members of the nomination committee, representing together 17 per cent of all outstanding shares in the company, have made the following proposals:

(a) The number of the members of the Board of Directors shall be seven with no deputy member.

(b) The fees to the Board of Directors shall be SEK 1,050,000 to be divided as decided by the Board of Directors.

(c) The Board shall consist of Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Lars-Erik Jansson, Stig-Arne Larsson and Göran Lindén.

Item 13
The Board of Directors' proposal means that during the period until the next Annual General Meeting, the Board of Directors is authorised, on one or more occasions, to acquire the company's own shares at such a quantity, that the company's share ownership at no time exceeds 10 per cent of all shares in the company. Acquisitions may take place through acquisitions on Stockholmsbörsen. Acquisitions on Stockholmsbörsen must be made within the price range registered at any time. The Board of Directors is also authorised during the time specified above on one or more occasions, to transfer the number of shares that the company possesses at any time. Transfers may take place through a transfer on the Stockholmsbörsen or in another way deviating from the shareholders' preferential rights. Transfers on Stockholmsbörsen must be made within the price range registered at any time. The purpose of the acquisition and transfer of shares in the company as proposed above is to make it possible to adapt the company's capital structure to the company's needs, in order to contribute to increased shareholder value and to be able to transfer shares in conjunction with any acquisitions.

The full proposal of the Board of Directors in respect of item 13 will be available at Castellum AB's head office at Kaserntorget 5, Gothenburg, as from March 7th 2004, the proposal will be sent to any shareholder requesting it and giving address details.

Item 14
The Board of Directors proposes that a nomination committee shall be appointed to make proposals to the Annual General Meeting 2006 regarding the number of Board members, election of members of the Board of Directors, including chairman, and the fees for the Board of Directors. The nomination committee shall be established in the following way. By the end of the third quarter 2005, the Chairman of the Board of Directors will contact the three biggest shareholders and ask each of them to appoint one person to be a member of the nomination committee. Those three persons, together with the Chairman of the Board of Directors, shall constitute the nomination committee. The names of the members of the nomination committee shall be published in the company's interim report for the third quarter 2005. The nomination committee will itself appoint its chairman among its members. Should a member of the nomination committee resign due to changes in shareholding or for any other reason a new member shall be appointed in accordance with the above mentioned principles. The company shall pay any necessary costs and expenses for the fulfilment of the nomination committeés tasks.

Gothenburg, February 2005

CASTELLUM AB (publ)
The Board of Directors

CASTELLUM

Castellum AB (publ), Box 2269, SE 403 14 Gothenburg

CASTELLUM

PRESS RELEASE 4/2005

Gothenburg, February 16, 2005

Proposals to the Annual General Meeting in Castellum AB

At the Annual General Meeting (AGM) of shareholders in Castellum AB on March 23, 2005, the following proposals will be put forward.

- The Board proposes a dividend of SEK 9.50 per share and March 30th, 2005 as record day for dividend.

- The members of nomination committee, which together represent shareholders with about 17% of the votes of outstanding shares in the company, propose re-election of Jan Kvarnström, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Lars-Erik Jansson, Stig-Arne Larsson and Göran Lindén. Current member Gunnar Larsson has declined re-election. Proposed as new member is Marianne Dicander Alexandersson, Chief Executive Officer of Kronans Droghandel AB, Mölnlycke.

- The Board proposes a renewed mandate for the Board to decide on purchase or transfer of the company's own shares until the next AGM.

- The Board proposes the AGM to decide on appointing a nomination committee to make proposals to the AGM 2006 regarding the number of Board members, election of members of the Board, including chairman, and remuneration for the Board of Directors. The nomination committee will be established by the Chairman contacting the three biggest shareholders at the end of the third quarter 2005. The names of the members of the nomination committee will be published in the company's interim report for the third quarter 2005.

The Board's proposals as well as other items on the agenda are found on the invitation to attend the AGM, which was published in the Swedish newspapers Post & Inrikes Tidningar, Svenska Dagbladet and Göteborgs-Posten, and on www.castellum.se.

Enclosure: Invitation

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 15 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

PRESS RELEASE 5/2005

Gothenburg 4 March, 2005

Castellum sells properties for SEKm 168 and acquires for SEKm 94

Castellum has during February 2005, through wholly owned subsidiaries, sold eight properties, of which four were residential properties, for SEKm 168 and acquired two commercial properties for SEKm 94.

In the central parts of Gothenburg Eklandia Fastighets AB has sold four residential properties with a total area of 6 653 sq.m. to new tenant-owners' associations. The total sales price was SEKm 107, and exceeded the book value at 31 December, 2004 by SEKm 60 and by SEKm 19 the valuation made at the same date.

Also, four commercial properties have been sold. Harry Sjögren AB has sold a fully let property for sale of capital goods in Mölndal with a total area of 2,740 sq.m. for SEKm 32. Fastighets AB Corallen has sold a fully let warehouse property in Värnamo with a total area of 2,700 sq.m. for SEKm 11. Fastighets AB Briggen has sold an industrial property with a total area of 672 sq.m. for SEKm 6. Eklandia Fastighets AB has sold an industrial property in Gothenburg with a total area of 3,467 sq.m. for SEKm 12. The total sales price was SEKm 61 and exceeded the book value at 31 December, 2004 by SEKm 20 and by SEKm 3 the valuation made at the same date.

Fastighets AB Briggen has acquired two commercial properties in Helsingborg. The total area amounts to 16,000 sq.m. and the investment totalled to SEKm 94. The properties was taken in possession in the beginning of March 2005.

On Castellum's website names and addresses on properties that have been acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 15 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

PRESS RELEASE 6/2005

Gothenburg, March 23, 2005

Annual General Meeting in Castellum AB

At the Annual General Meeting in Castellum AB on March 23rd 2005, the Board of Directors' proposal of a dividend of SEK 9.50 was confirmed. Wednesday March 30th, 2005 was decided as record day for dividend.

The AGM decided to re-elect Jan Kvarnström, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Lars-Erik Jansson, Stig-Arne Larsson and Göran Lindén to the Board of Directors and Marianne Dicander Alexandersson was elected as a new member of the Board.

The AGM decided to appoint a nomination committee to make proposals to the 2006 AGM regarding the number of Board members, election of members of the Board, including chairman, and remuneration for the Board of Directors. The nomination committee will be established by the Chairman contacting the three largest shareholders at the end of the third quarter 2005. The names of the members of the nomination committee will be published in Castellum's interim report for the third quarter 2005.

The AGM decided to authorize the Board – in order to adjust the company's capital structure – if required until the next AGM, to be able to purchase own shares corresponding to a maximum of 10 percent of all shares in the company. In addition the AGM decided to authorize the Board, until the next AGM – in order to adjust the company's capital structure – to be able to transfer own shares held by the company.

At the following inaugural Board meeting Mr. Jan Kvarnström was re-elected as Chairman of the Board.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 19 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

PRESS RELEASE 7/2005

Gothenburg 15 April, 2005

Castellum acquires properties for SEKm 145 and sells for SEKm 27

Castellum has through wholly owned subsidiaries acquired three properties for SEKm 145 and sold two properties for SEKm 27.

In the beginning of April, Eklandia Fastighets AB has acquired and taken possession of two commercial properties in Gothenburg with a total area of 32,700 sq.m. for SEKm 136. One of the properties is fully let and the other one has an economic occupancy rate of approx. 85%. Both properties have attractive locations near the harbour.

During March, Fastighets AB Briggen has acquired and taken possession of one commercial property in Malmö with an area of 1,800 sq.m. for SEKm 9. The property is fully let and situated in an area were the company already owns properties.

During March, Eklandia Fastighets AB sold a residential property of approx. 1,000 sq.m. to a new tenant owners' association. The sales price of SEKm 15 exceeded the valuation by SEKm 5 and the book value by SEKm 9, as of 31 December, 2004.

In the beginning of April, Aspholmen Fastigheter AB sold a commercial property in Köping with an area of approx. 1,400 sq.m. Following the sale the company no longer owns any properties in Köping. The sales price of SEKm 12 equaled the valuation and exceeded the book value by SEKm 1, as of 31 December, 2004.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 19 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



During the first quarter, Castellum has through the subsidiary Fastighets AB Briggen acquired two properties in Helsingborg.

Interim Report January-March 2005

Interim Report January-March 2005

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 19 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Alingsås), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Western Småland (Värnamo, Jönköping, Växjö) and Mälardalen (Örebro, Västerås, Uppsala).

The Castellum share is listed on Stockholmsbörsen's O-list.

- Rental income for the period January - March 2005 amounted to SEKm 470 (SEKm 455 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 163 (85), equivalent to SEK 3.98 (2.07) per share.
- Income from property management improved by 9% to SEKm 176 (162), equivalent to SEK 4.29 (3.95) per share.

DATA PER SHARE

SEK	2005 Jan-March		2004 Jan-March	2004		2003		2002		2001		2000
Income property management	4.29		3.95	18.07		16.29		15.10		13.20		10.62
Change		**+9%**			**+11%**		**+8%**		**+14%**		**+24%**	
Net income after tax	3.98		2.07	22.34		10.73		16.00		22.71		16.30
Change		**+92%**			**+108%**		**-33%**		**-30%**		**+39%**	
Dividend				9.50		8.50		7.50		6.50		5.50
Change					**+12%**		**+13%**		**+15%**		**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate porfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on in cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the samt time offering shareholders a competitive dividend.

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*
- *The objective is to report annual investments of at least SEKm 1,000 in properties with potential and sales of properties to which no further value can be added by management of at least SEKm 500 per year.*
- *The objective for the capital structure will be an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.*
- *The objective is to distribute at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. The comparisons have been recalculated according to new accounting priniples. For definitions see Castellum's website, www.castellum.se

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 176 (162), equivalent to SEK 4.29 (3.95) per share. The improvement is 9% and has been achieved chiefly through a larger real estate portfolio and lower interest rate levels.

INCOME FROM PROPERTY MANAGEMENT PER SHARE



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
22.00
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
1997
1998
1999
2000
2001
2002
2003
2004
2005

During the first quarter properties for a total of SEKm 310 (375) were sold, which was SEKm 43 (75) above the valuation at the year-end. In addition, there are unrealized changes in value on properties of SEKm 27 (15) and on interest rate derivatives of SEKm –18 (–145). Net income for the period was SEKm 163 (85), equivalent to SEK 3.98 (2.07) per share.

Rental income

Group rental income amounted to SEKm 470 (455). The improvement is chiefly an effect of a larger real estate portfolio.

For office and retail properties, the average contracted rental level amounted to SEK 1,083 per sq.m., an increase of 1% for corresponding units compared with the end of previous year. For warehouse and industrial properties, the average rental level was SEK 620 per sq.m., which is an increase of 1%.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with unchanged conditions.

Castellum has a wide spread of risk in the commercial lease portfolio. The Group has approx. 3,500 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate for office and retail properties were 88.2% and for warehouse and industrial properties 88.4%. The occupancy rate, after adjusting for investments and sales, is compared to previous year unchanged for office and retial while it is lower for warehouse and industrial. The total rental value for vacant premises amounts to on an annual basis to approx. SEKm 240.

Net leasing (i.e. gross leasing minus contracts terminated) during the period means increased rental income of SEKm 12 (4) on an annual basis.

NET LEASING



Isolated quarter, SEKm
New leases
Terminations
Net leasing
80
60
40
20
0
-20
-40
-60
-80
2000
2001
2002
2003
2004
2005

Regarding the rental market the assessment is made that the demand during the beginning of 2005 has improved compared to previous year. The rental levels are assessed to be stable in general. In the light of the relatively speaking great range of vacant premises, the improved demand will probable not effect the rental levels during the coming year.

The real estate market is continued stable with high activity and great demand.

Property costs

Property costs amounted to SEKm 178 (174) corresponding to SEK 287 per sq.m. (289).

Central administrative expenses

Central administrative expenses were SEKm 13 (13). This also includes costs for a profit and share price related incentive plan for senior management of SEKm 3 (2).

Net financial items

Net financial items were SEKm –103 (–106). The average interest rate level during the period was 4.8% (5.1%).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would effect net financial items with SEKm 33 during the following year, equivalent to 4% of income from property management.

Change in value

During the period 14 properties (17) were sold for a total of SEKm 310 (375), which exceeded fair value with SEKm 43 (75) and the book value according to earlier accounting principles by SEKm 153 (151).

Each year Castellum draws up individual business plans for every property where current contracts as well as market rents, vacancies, operations and maintenance needs and planned investments are followed up. With the business plan as a starting point an internal valuation using a 10 year cash flow-based model is carried out, which is ensured by an external valuation of approx. 50 % of the total value. The internal valuation, which forms the propertys' fair value according to the balance sheet, is updated during the year with acqusitions, sales and investments in existing properties as well as significant events such as major leases and terminations not taken into consideration in previous valuation. Based upon the internal valuation the unrealized change in value during the period is calculated to SEKm 27 (15).

Castellum's average interest rate for funding was 4.7% at the end of the period. The average market interest rate for a new credit portfolio with the equivalent interest rate maturity structure is 3.3%. The difference is in part due to falling market interest rates since deal date, part due to the time factor (an originally 5-year fixed interest term with 2 years left is valued as a 2-year fixed interest term). Since the market interest rate is lower there is a theoretical sub value in the interest rate portfolio, which as of 31 March, 2005 was SEKm 409 (391). During the period, the value has changed with SEKm –18, which is mainly explained by lower market interest rates.

Tax

The net income has been charged with SEKm 65 in tax deductions, of which SEKm 27 is current tax equivalent to 28% of the calculated taxable income for the period. The remaining SEKm 38 refers to deferred tax equivalent to 28% of utilized tax loss carry forwards, the from depreciation for tax purposes and investments deductable for tax puposes deferred taxation, and unrealized changes in value. By the end of the first quarter 2005 Castellum's tax loss carry forwards are utilized.

When calculating the current tax, consideration has not been taken to claimed not passed reductions of SEKm 200 regarding investments which are deductable for tax purposes during 2001 and 2002.

Real Estate Portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated workingareas with good communications and services. Castellum's remaining residential properties are located in central and attractive sites in Gothenburg and Helsingborg.

Investments and sales

During the period, the following changes in the real estate portfolio have occured.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate porfolio on 1 January, 2005	19 449	492
+ Acquisitions	85	3
+ Investments in existing properties	98	–
– Sales	– 267	– 14
+ Unrealized change in value	27	–
Real estate portfolio on 31 March, 2005	19 392	481

During the period investments totalling SEKm 183 (177) were made, of which SEKm 85 (114) were acquisitions and SEKm 98 (63) investments in existing properties. Of the total investments, SEKm 98 related to the Öresund Region, SEKm 46 to Greater Gothenburg, SEKm 20 to Mälardalen, SEKm 11 to Greater Stockholm and SEKm 8 to Western Småland.

INVESTMENTS



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
800
700
600
500
400
300
200
100
0
2 400
2 100
1 800
1 500
1 200
900
600
300
0
Investments in existing properties
Acquisitions
2000
2001
2002
2003
2004
2005

CASTELLUM'S REAL ESTATE PORTFOLIO 31-03-2005

	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/ sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	67	337	3 646	*10 818*	95	*1 121*	88.3%	84	26	*306*	58
Öresund Region	44	285	3 779	*13 285*	85	*1 199*	89.5%	76	21	*302*	55
Greater Stockholm	36	243	2 405	*9 890*	74	*1 219*	82.7%	61	23	*381*	38
Western Småland	35	186	1 403	*7 535*	40	*861*	94.1%	38	15	*316*	23
Mälardalen	43	199	1 407	*7 059*	44	*891*	89.3%	40	14	*272*	26
Total office/retail	**225**	**1 250**	**12 640**	***10 111***	**338**	***1 083***	**88.2%**	**299**	**99**	***316***	**200**
Warehouse/industrial											
Greater Gothenburg	80	427	2 309	*5 403*	68	*635*	93.5%	63	16	*152*	47
Öresund Region	38	257	1 362	*5 300*	40	*623*	90.0%	36	11	*168*	25
Greater Stockholm	30	179	947	*5 296*	34	*770*	83.2%	29	10	*233*	19
Western Småland	31	175	555	*3 176*	19	*439*	83.2%	16	4	*97*	12
Mälardalen	27	116	436	*3 750*	18	*605*	81.5%	14	5	*178*	9
Total warehouse/industrial	**206**	**1 154**	**5 609**	***4 860***	**179**	***620***	**88.4%**	**158**	**46**	***162***	**112**
Residential											
Gothenburg	6	9	106	*12 449*	2	*987*	99.0%	2	1	*377*	1
Helsingborg	7	25	318	*12 691*	6	*1 008*	99.3%	6	2	*354*	4
Total residential	**13**	**34**	**424**	***12 630***	**8**	***1 003***	**99.2%**	**8**	**3**	***360***	**5**
Total	**444**	**2 438**	**18 673**	***7 659***	**525**	***863***	**88.5%**	**465**	**148**	***244***	**317**
Leasing and property administration									26	*43*	– 26
Total after leasing and property administration									**174**	***287***	**291**
Development projects	8	58	394	–	10	–	–	6	4	–	2
Undeveloped land	29	–	325	–	–	–	–	–	–	–	–
Total	**481**	**2 496**	**19 392**	**–**	**535**	**–**	**–**	**471**	**178**	**–**	**293**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and cots of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 293 accounted for above and the net operating income of SEKm 292 in the income statement is explained by the deduction of the net operating income of SEKm 1 on properties sold during the period, as well as the adjustment of the net operating income of SEKm 2 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS


Office/Retail 64%
Warehouse/ Industrial 34%
Residential 2%

RENTAL VALUE BY REGION, EXCL. PROJECTS


Greater Gothenburg 31%
Greater Stockholm 21%
Mälardalen 12%
Öresund Region 25%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2005 Jan-March	2004 Jan-March	2004 Jan-Dec
Rental value, SEK/sq.m.	863	848	859
Economic occupancy rate	88.5%	90.2%	89.6%
Property costs, SEK/sq.m.	287	289	255
Net operating income, SEK/sq.m.	477	476	514
Fair value, SEK/sq.m.	7 659	7 327	7 706
Number of properties	481	485	492
Lettable area, thousand sq.m.	2 496	2 415	2 505

SEGMENT INFORMATION

	Rental income		Net operating income incl. properties' change in value	
	2005 Jan-March	2004 Jan-March	2005 Jan-March	2004 Jan-March
Greater Gothenburg	151	142	134	154
Öresund Region	119	115	115	105
Greater Stockholm	90	91	51	52
Western Småland	54	53	32	30
Mälardalen	56	54	30	30
Total	**470**	**455**	**362**	**371**

Financing

FINANCING 31-03-2005



Shareholders' equity SEKm 7 809 (40%)
Deferred tax liabilities SEKm 1 705 (9%)
Derivatives SEKm 409 (2%)
Interest bearing liabilities SEKm 8 566 (44%)
Non interest-bearing liabilities SEKm 1 060 (5%)

Shareholders' equity

Shareholders' equity, after deduction for dividend, was SEKm 7,809 (8,035) representing an equity/assets ratio of 40% (41%). The dividend of SEK 9.50 per share, SEKm 389 in total, is reported as a non-interest bearing liability since it is approved but not paid out until 4 April, 2005.

In order to regulate the company's capital structure, the company can repurchase 2.3 million own shares in addition to the 2 million shares which were repurchased earlier.

Interest-bearing liabilities

As of 31 March, 2005 Castellum had longterm binding credit agreements totalling SEKm 10,958 (10,958), shortterm binding credit agreements totalling SEKm 420 (732) and a commercial paper programme of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,657 are fully covered by unutilized longterm credit agreements. After deduction of liquid assets of SEKm 53 (7), net interest-bearing items were SEKm 8,513 (8,827). The duration of Castellum's longterm credit agreements as of 31 March was 6.1 years.

The average effective interest rate as of 31 March, 2005 was 4.7% (4.8%). The average fixed interest term on the same date was 2.5 years (2.4) and has been achieved through the extension of loans with short fixed interest terms by interestswap agreements. The share of loans with interest rate maturity during the next 12 months was 48% (36%). According to the Financial Policy, the average fixed interest term will be 2-4 years.

INTEREST RATE AND LOAN MATURITY STRUCTURE 31-03-2005

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0-1 years	4 105	3.0%	3 077	2 605
1-2 years	508	7.9%	8	8
2-3 years	1 050	6.6%	-	-
3-4 years	300	6.1%	700	100
4-5 years	450	5.5%	1 750	150
5-10 years	2 100	6.2%	8 500	5 650
Total	**8 513**	**4.7%**	**14 035**	**8 513**



Accounting Principles

Beginning 2005, Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). The new accounting principles have significant effects in two areas – Investment Properties and Financial Instruments.

The investment properties are recorded at fair value in the balance sheet with unrealized changes in value in the income statement. This results in that depreciation and write-downs on properties disappear and that the term income from property sales changes to be the difference between the sales price and the latest valuation, i.e. a realized change in value.

Castellum manage interest rate risk on portfolio level and uses interest rate derivatives in order to achieve the desired interest rate maturity structure. An interest rate derivative is a financial instrument which is recorded at fair value in the balance sheet and, in the way Castellum manages interest rate risks, with an unrealized change in value in the income statement.

Recalculated income statements and balance sheets since valuations were made public can be seen below.

INCOME STATEMENT

SEKm	2004	2003	2002	2001	2000
Rental income	1 856	1 758	1 684	1 571	1 435
Property costs	– 628	– 595	– 560	– 549	– 518
Central administration	– 69	– 67	– 63	– 67	– 62
Net financial items	– 418	– 428	– 442	– 414	– 360
Income from property management	**741**	**668**	**619**	**541**	**495**
Items affecting comp.	–	–	–	–	– 12
Changes in value					
Properties, realized	89	61	92	22	71
Properties, unrealized	571	– 104	159	664	597
Derivatives, unrealized	– 146	– 13	– 168	42	– 114
Income before tax	**1 255**	**612**	**702**	**1 269**	**1 037**
Current tax	– 5	– 1	– 2	–	– 1
Deferred tax	– 334	– 171	– 44	– 338	– 276
Net income	**916**	**440**	**656**	**931**	**760**

BALANCE SHEET

SEKm	2004	2003	2002	2001	2000
Investment properties	19 449	18 015	17 348	16 551	14 759
Other assets	101	200	192	414	129
Total assets	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**
Shareholders' equity	8 035	7 467	7 334	6 946	6 240
Deferred tax	1 659	1 294	1 124	1 081	743
Interest bearing liab.	8 834	8 598	8 264	8 254	7 245
Derivatives	391	245	232	64	106
Other liabilities	631	611	586	620	554
Total shareholders' equity/liabilities	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**

Net Asset Value

The net asset value according to the balance sheet, where properties and derivatives have been recorded at fair value and the tax is 28%, is SEKm 7,809 which is equivalent to SEK 190 per share. Net asset value before tax and excluding effects of derivatives amounts to SEKm 9,923, equivalent to SEK 242 per share.

Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. Concerning derivatives, the valuation is a theoretical on-the -spot picture of the interest rate market. Further, the effective tax can be expected to be lower in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor which results in the tax to be discounted. In all this gives, with the assumptions of in part a value range of +/– 5% on property level, which shall reflect the uncertainty that exists in such calculations, and in part that the valuation of derivatives is included respectively not included and a calculated effective tax rate of 10%, a net asset value in the range of SEK 196-247 per share.

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm –14 (–100) of which SEKm –18 (–145) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 2 (2).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consists mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,727 (3,727) and interest-bearing internal financing of the subsidiareis was SEKm 9,520 (9,699). Financing has chiefly been provided through shareholders' equity of SEKm 3,365 (3,769) and external liabilities of SEKm 8,557 (8,825).

Gothenburg 20 April, 2005

Lars-Erik Jansson
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2005 Jan-March	2004 Jan-March	Rolling 12 months April 04 - March 05	2004 Jan-Dec
Rental income	470	455	1 871	1 856
Operating expenses	– 105	– 102	– 345	– 342
Maintenance	– 23	– 24	– 96	– 97
Ground rent	– 4	– 4	– 16	– 16
Real estate tax	– 20	– 18	– 76	– 74
Leasing and property administration	– 26	– 26	– 99	– 99
Net operating income	**292**	**281**	**1 239**	**1 228**
Central administrative expenses	– 13	– 13	– 69	– 69
Net financial items	– 103	– 106	– 415	– 418
Income from property management	**176**	**162**	**755**	**741**
Changes in value				
Properties, realized	43	75	57	89
Properties, unrealized	27	15	583	571
Derivatives, unrealized	– 18	– 145	– 19	– 146
Income before tax	**228**	**107**	**1 376**	**1 255**
Current tax	– 27	–	– 32	– 5
Deferred tax	– 38	– 22	– 350	– 334
Net income for the period/year	**163**	**85**	**994**	**916**

DATA PER SHARE (since there is no potential common stock, there is no effect of dilution)

	2005 Jan-March	2004 Jan-March	Rolling 12 months April 04 - March 05	2004 Jan-Dec
Average number of shares, thousand	*41,000*	*41,000*	*41,000*	*41,000*
Earnings after tax, SEK	3.98	2.07	24.24	22.34
Income from property management, SEK	4.29	3.95	18.41	18.07
Outstanding number of shares, thousand	*41,000*	*41,000*	*41,000*	*41,000*
Fair value of properties, SEK	473	437	473	474
Shareholders' equity, SEK	190	176	190	196

FINANCIAL KEY RATIOS

	2005 Jan-March	2004 Jan-March	Rolling 12 months April 04 - March 05	2004 Jan-Dec
Net operating income margin	62%	62%	66%	66%
Interest coverage ratio	271%	253%	282%	277%
Return on equity	6.9%	5.9%	13.2%	11.8%
Return on total capital	6.1%	6.4%	9.6%	9.6%
Investments, SEKm	183	177	1 274	1,268
Sales, SEKm	310	375	429	494
Equity/assets ratio	40%	40%	40%	41%

INCOME STATEMENT - PREVIOUS / NEW PRINCIPLES

SEKm	2004 Jan-March	2004 Jan-Dec
Net income, previous accounting principles	210	586
Depreciation, properties	32	134
Income from property sales	– 151	– 190
Properties, realized change in value	75	89
Properties, unrealized change in value	15	571
Derivatives, unrealized change in value	– 145	– 146
Deferred tax 28% on above	49	– 128
Net income according to new principles (IFRS)	**85**	**916**

SHAREHOLDERS' EQUITY - PREVIOUS / NEW PRINCIPLES

SEKm	2004 31 March	2004 31 Dec	2003 31 Dec
Shareholders' equity, previous accounting principles	4 551	4 927	4 689
Properties - fair value	4 075	4 708	4 104
Derivatives - fair value	– 390	– 391	– 245
Deferred tax 28% on above	– 1 032	– 1 209	– 1 081
Shareholders' equity according to new principles (IFRS)	**7 204**	**8 035**	**7 467**

BALANCE SHEET

SEKm	2005 31 March	2004 31 March	2004 31 Dec
Assets			
Investment properties	19 392	17 907	19 449
Other fixed assets	11	10	9
Current receivables	93	166	85
Cash and bank	53	33	7
Total assets	**19 549**	**18 116**	**19 550**
Shareholders' equity and liabilities			
Shareholders' equity	7 809	7 204	8 035
Deferred tax liability	1 705	1 337	1 659
Longterm interest-bearing liabilities	8 566	8 195	8 834
Derivatives	409	390	391
Non-interes-bearing liabilities	1 060	990	631
Total shareholders' equity and liabilities	**19 549**	**18 116**	**19 550**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Restricted reserves	Non-restricted equity	Total equity
Shareholders' equity 31-12-2003	*41 000*	**86**	**20**	**4 583**	**4 689**
Change of accounting principles - IFRS	–	–	–	2 778	2 778
Dividend (SEK 8.50 per share)	–	–	–	– 348	– 348
Net income for the year	–	–	–	916	916
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend (SEK 9.50 per share)	–	–	–	– 389	– 389
Net income for the period	–	–	–	163	163
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**7 703**	**7 809**

CASH FLOW STATEMENT

SEKm	2005 Jan-March	2004 Jan-March	2004 Jan-Dec
Net operating income	292	281	1 228
Central administrative expenses	– 13	– 13	– 69
Reversed depreciations	1	1	4
Net financial items paid	– 86	– 103	– 403
Tax paid on income from property management	–	–	–
Cash flow from operating activities before change in working capital	**194**	**166**	**760**
Change in current receivables	– 21	25	80
Change in current liabilities	– 3	26	14
Cash flow from operating activities	**170**	**217**	**854**
Investments in existing properties	– 98	– 63	– 420
Property aquisitions	– 77	– 92	– 811
Change in liabilities at acquisitions of property	– 1	1	– 14
Property sales	310	375	488
Change in receivables at sales of property	13	– 34	– 8
Other net investments	– 3	– 1	– 3
Cash flow from investment activities	**144**	**186**	**– 768**
Change in longterm liabilities	– 268	– 403	236
Dividend paid	–	–	– 348
Cash flow for the period/year	**– 268**	**– 403**	**– 112**
Cash flow for the period/year	**46**	**0**	**– 26**
Cash and bank, opening balance	7	33	33
Cash and bank, closing balance	**53**	**33**	**7**

The Castellum Share

The Castellum share is listed on Stockholmsbörsen's (Stockholm Exchange) O-list. At the end of the period the company had about 8,700 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS ON 31-03-2005

Shareholders	Number of shares thousand	Percentage of voting rights and capital
Laszlo Szombatfalvy	2 500	6.1%
5865-2 SEB SEC Lending Support	2 311	5.6%
Nordea Bank AB (Publ.)	2 152	5.3%
AFA Sjukförsäkrings AB	2 081	5.1%
Tredje AP-fonden	2 078	5.1%
Andra AP-fonden	1 773	4.3%
Fjärde AP-fonden	1 290	3.1%
AFA TFA Försäkrings AB	641	1.6%
Realinvest, Roburs Aktiefond	629	1.5%
LF Fastighetsfonden	502	1.2%
Other shareholders registered in Sweden	13 644	33.3%
Shareholders registered abroad	11 399	27.8%
Total outstanding shares	41 000	100.0%
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (eg. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-03-2005



USA 7%
Great Britain 7%
The Netherlands 4%
Other 10%
Sweden 72%
Of which
Funds, insurance comp etc. 31%
Private persons, private comp 23%
AP-funds 14%
Trusts, associations etc. 4%

The Castellum share price as at 31 March, 2005 was SEK 231 equivalent to a market value of SEK 9.5 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 5.4 million shares were traded, equivalent to an average of 88,000 shares per day, corresponding on an annual basis to a turnover rate of 54% based on the number of outstanding shares at the beginning of the year.

During the last 12-month period the total yield of the Castellum share has been 33.6% including dividend of SEK 9.50 per share. Since IPO on 23 May, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 24.3% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	April 2004 - March 2005	On average per year May 1997- March 2005
The Castellum share	+33.6%	+24.3%
Stockholm Stock Exchange (SIX)	+17.6%	+6.6%
Real Estate Index Sweden (EPRA)	+56.2%	+18.4%
Real Estate Index Europe (EPRA)	+26.6%	+12.6%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO 23 MAY, 1997 UNTIL 15 APRIL 2005



Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
Castellum share price
Castellum share price incl dividend
Stockholm Stock Exchange (SIX incl dividend)
Real Estate Index Sweden (EPRA incl dividend)
Turnover per month

FINANCIAL REPORTING DATES

Half-year Report January-June 2005	19 July 2005
Interim Report January-September 2005	20 October 2005
Year-end Report 2005	26 January 2006
Annual General Meeting	23 March 2006

For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, telephone+46 31-60 74 00 or visit Castellum's website.

www.castellum.se
On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

All photos in this Interim Report show the new acquisition Grusbacken 2 in Helsingborg.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden• Visiting address Kaserntorget 5
Telefon +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Org nr 556475-5550

CASTELLUM

PRESS RELEASE 8/2005

Gothenburg, April 20, 2005

Castellum's income from property management improved by 9%

- **Rental income for the period January – March 2005 amounted to SEKm 470 (SEKm 455 corresponding period previous year).**
- **Net income after tax for the period amounted to SEKm 163 (85) equivalent to SEK 3.98 (2.07) per share.**
- **Income from property management improved by 9% to SEKm 176 (162) equivalent to SEK 4.29 (3.95) per share.**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 176 (162), equivalent to SEK 4.29 (3.95) per share. The improvement is 9% and has been achieved chiefly through a larger real estate portfolio and lower interest rate levels.

During the period 14 properties (17) were sold for a total of SEKm 310 (375), which exceeded fair value with SEKm 43 (75) and the book value according to earlier accounting principles by SEKm 153 (151). During the period investments totalling SEKm 183 (177) were made, of which SEKm 85 (114) were acquisitions and SEKm 98 (63) investments in existing properties.

"I'm particularly pleased with the positive net leasing which I see as a result of an improved demand" comments Castellum's CEO, Lars-Erik Jansson.

Enclosure: Interim Report January – March 2005

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 19 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

PRESS RELEASE 9/2005

Gothenburg 23 May, 2005

Castellum acquires for SEKm 233 and sells for SEKm 81

Castellum has through wholly owned subsidiaries acquired 14 properties for SEKm 233 and sold four properties for SEKm 81.

In the area Tunbytorp in Västerås, 13 commercial properties with a total area of 45,500 sq.m. have been acquired for SEKm 212. The real estate portfolio consists of office and retail premises as well as warehouse and industrial premises. In principal all premises are fully let and the time of taking possession will be in June.

In Kungsbacka, a commercial property of 4,000 sq.m. has been acquired and taken into possession, for SEKm 21. The property, which at the time of possession was vacant, is situated in the area Hede were the company already owns a number of properties.

In Helsingborg, three residential properties with a total area of 5,200 sq.m. have been sold to new tenant owners' associations which will take over possession on June 1, 2005. The total sales price of SEKm 74 exceeded the fair value by SEKm 15 and the book value by SEKm 34, as of 31 December, 2004.

In Alvesta, a commercial property of 6,800 sq.m. has been sold. The sales price of SEKm 7 was SEKm 2 below fair value and equivalent to book value, as of 31 December, 2004. Following the sale the company has no remaining properties in Alvesta.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 19 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

PRESS RELEASE 10/2005

Gothenburg 13 July, 2005

Castellum invests SEKm 146 and sells for SEKm 24

Castellum has decided on new construction for SEKm 100. Further, tree properties have been acquired through wholly owned subsidiaries for SEKm 46 and five properties have been sold for SEKm 24.

In Smista Allé, Stockholm, Fastighets AB Brostaden is about to build a full-service facility with a lettable area of 6,500 sq.m. for approx. SEKm 100. A ten year lease contract has been signed with Thituson Bil AB and the building will be used for selling and service of Mercedes Benz, Chrysler and Jeep. Time for moving in is planned to the turn of the half-year 2006.

Harry Sjögren AB has acquired an office property of 4,700 sq.m. lettable area for SEKm 36. The property also holds an unutilized building permission of approx. 4,000 sq.m. At the time of taking possession, on August 31, the property will be unlet. The property is located in Åbro in Mölndal were the company already owns a significant number of properties.

Fastighets AB Corallen has acquired and taken possession of two industrial properties with a total lettable area of 3,200 sq.m. for SEKm 10. The properties are located in Norregård industrial estate in Värnamo where the company already owns one property in the same block. Further, Corallen has sold two properties of undeveloped land in Gnosjö for SEKm 1.

In Helsingborg, Fastighets AB Briggen has sold and given up possession of a residential property of 900 sq.m. to a new tenant owners' association. The sales price of SEKm 11 exceeded the fair value by SEKm 3.

Eklandia Fastighets AB has sold a warehouse and industrial property of 1,500 sq.m. in Kungälv. The sales price of SEKm 8 was equivalent to fair value and possession will be given up in the middle of August.

Aspholmen Fastigheter AB has sold and given up possession of an industrial property of 650 sq.m. in Märsta. The sales price of SEKm 4 exceeded the fair value by SEKm 1.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



In June, an office property of approx. 4,700 sq.m. lettable area was acquired. The property is located in the Åbro area in Mölndal.

Half-year Report January-June 2005

Half-year Report January-June 2005

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Alingsås), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Western Småland (Värnamo, Jönköping, Växjö) and Mälardalen (Örebro, Västerås, Uppsala).

The Castellum share is listed on Stockholmsbörsen's O-list.

- Rental income for the period January - June 2005 amounted to SEKm 942 (SEKm 915 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 546 (443), equivalent to SEK 13.32 (10.80) per share.
- Income from property management improved by 7% to SEKm 379 (353), equivalent to SEK 9.24 (8.61) per share.
- Lars-Erik Jansson, CEO, retires at the year-end and is replaced by the present Deputy CEO, Håkan Hellström.

DATA PER SHARE

SEK	2005 Jan-June		2004 Jan-June	2004		2003		2002		2001		2000
Income property management	9.24		8.61	18.07		16.29		15.10		13.20		10.62
Change		**+7%**			**+11%**		**+8%**		**+14%**		**+24%**	
Net income after tax	13.32		10.80	22.34		10.73		16.00		22.71		16.30
Change		**+23%**			**+108%**		**-33%**		**-30%**		**+39%**	
Dividend				9.50		8.50		7.50		6.50		5.50
Change					**+12%**		**+13%**		**+15%**		**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate porfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*

- *The objective is to report annual investments of at least SEKm 1,000 in properties with potential and sales of properties to which no further value can be added by management of at least SEKm 500 per year.*

- *The objective for the capital structure will be an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.*

- *The objective is to distribute at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*


27

Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, www.castellum.se

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 379 (353), equivalent to SEK 9.24 (8.61) per share. The improvement is 7% and has been achieved chiefly through a larger real estate portfolio and lower interest rate levels.

INCOME FROM PROPERTY MANAGEMENT PER SHARE



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
5,50
5,00
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
22,00
20,00
18,00
16,00
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
1997
1998
1999
2000
2001
2002
2003
2004
2005

During the first half-year properties for a total of SEKm 428 (417) were sold, which was SEKm 61 (83) above the valuation at the year-end. In addition, there are unrealized changes in value on properties of SEKm 470 (169) and on interest rate derivatives of SEKm –155 (–5). Net income for the period was SEKm 546 (443), equivalent to SEK 13.32 (10.80) per share.

Rental income

Group rental income amounted to SEKm 942 (915). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1.070 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 617 per sq.m.

Castellum has a good risk exposure in the commercial lease portfolio. The Group has approx. 3,600 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate for office and retail properties were 88.0% and for warehouse and industrial properties 88.4%. The occupancy rate, after adjusting for investments and sales, is compared to previous year unchanged for office and retial while it is lower for warehouse and industrial. The total rental value for vacant premises amounts to approx. SEKm 270 on an annual basis.

Net leasing (i.e. gross leasing minus contracts terminated) during the period means increased rental income of SEKm 23 (–6) on an annual basis.

NET LEASING



Isolated quarter, SEKm
New leases
Terminations
Net leasing
80
60
40
20
0
-20
-40
-60
-80
2000
2001
2002
2003
2004
2005

Regarding the rental market the assessment is still that the demand has improved during the first half-year of 2005 compared to previous year.

The development of the labour market is the single most important factor for a continued development of the rental market. The rental levels are expected to be stable in general. Considering the relatively speaking great range of vacant premises, the improved demand will probable not effect rental levels during the year.

The real estate market is continued stable with high activity and great demand, with increasing property prices as a result.

Property costs

Property costs amounted to SEKm 327 (319) corresponding to SEK 258 per sq.m. (262).

Central administrative expenses

Central administrative expenses were SEKm 30 (31). This also includes costs for a profit and share price related incentive plan for senior management of SEKm 6 (6).

Net financial items

Net financial items were SEKm –206 (–212). The average interest rate level during the period was 4.7% (5.0%).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would effect net financial items with SEKm 38 during the following year, equivalent to 5% of income from property management.

Change in value

During the period 24 properties (21) were sold for a total of SEKm 428 (417), which exceeded fair value with SEKm 61 (83) and the book value according to earlier accounting principles by SEKm 197 (169).

Based on annual business plans an internal valuation of all properties using a 10 year cash flow-based model is carried out at the year-end, which is ensured by an external valuation of approx. 50% of the total value. The internal valuation, which forms the propertys' fair value according to the balance sheet, is updated during the year due to acqusitions, sales and investments in existing properties as well as significant events such as changes in required yields, major new leases and terminations not taken into consideration in previous valuation. To reflect the increase in prices seen on the real estate market during the first half-year, assumptions of reduced market yields by 0,2 percentage units have been made in the internal valuation. Based upon the internal valuation the unrealized change in value during the period is calculated to SEKm 470 (169).

Castellum's average interest rate for funding was 4.5% at the end of the period. The average market interest rate for a new credit portfolio with the equivalent interest rate maturity structure is 2.6%. The difference is in part due to falling market interest rates since deal date, part due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is valued as a 2-year fixed interest term). Since the market interest rate is lower there is a theoretical sub value in the interest rate portfolio, which as of 30 June, 2005 was SEKm 546 (250). During the period, the value has changed with SEKm –155, which is mainly explained by continued falling market interest rates.

Tax

Due to the opportunity to make depreciations for tax purposes, dedutctions of investments deductible for tax purposes and to use tax loss carry forwards, there are in principle no paid tax costs. There is, however, a deferred tax cost of SEKm 212 (150), referring to 28% of utilized tax loss carry forwards, the deferred taxation from depreciation for tax purposes and investments deductible for tax purposes, and unrealized changes in value.

When calculating the current tax consideration has been taken to SEKm 188, which have been assessed by the tax authority during the second quarter, of the earlier claimed deductions of SEKm 200 referring to investments deductible for tax purposes during 2001 and 2002.

According to new accounting principles for financial instruments, they are recorded at fair value. Skatterättsnämnden has, on inquiry from Castellum given an advance ruling, stating that decreases in value on financial instruments which can not be used for hedge accounting, are tax deductible, while increases in value only are taxable up to acquisition value. The tax losses carry forwards can by that be estimated to SEKm 529.

Deductible investments and decreases in value on financial instruments lead to lower actual tax and corresponding higher deferred tax.

Real Estate Portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated workingareas with good communications and services. Castellum's remaining residential properties are located in central and attractive sites in Gothenburg and Helsingborg.

Investments and sales

During the period, the following changes in the real estate portfolio have occured.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2005	19 449	492
+ Acquisitions	499	20
+ Investments in existing properties	237	–
– Sales	– 367	– 24
+ Unrealized change in value	470	–
Real estate portfolio on 30 June, 2005	20 288	488

During the period investments totalling SEKm 736 (869), were made, of which SEKm 499 (713) were acquisitions and SEKm 237 (156) investments in existing properties. Of the total investments, SEKm 293 related to Greater Gothenburg, SEKm 250 to Mälardalen, SEKm 138 to the Öresund Region, SEKm 29 to Greater Stockholm and SEKm 26 to Western Småland.

INVESTMENTS


Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
800
700
600
500
400
300
200
100
0
2 400
2 100
1 800
1 500
1 200
900
600
300
0
Investments in existing properties
Acquisitions
2000
2001
2002
2003
2004
2005

CASTELLUM'S REAL ESTATE PORTFOLIO 30-06-2005

	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/ sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	68	342	3 805	*11 135*	189	*1 107*	87.4%	165	47	*274*	118
Öresund Region	44	284	3 892	*13 684*	169	*1 185*	89.6%	151	40	*284*	111
Greater Stockholm	36	243	2 465	*10 137*	146	*1 203*	83.2%	122	37	*303*	85
Western Småland	35	186	1 436	*7 717*	81	*866*	93.4%	75	27	*287*	48
Mälardalen	46	214	1 520	*7 099*	94	*882*	89.3%	84	27	*258*	57
Total office/retail	**229**	**1 269**	**13 118**	***10 333***	**679**	***1 070***	**88.0%**	**597**	**178**	***281***	**419**
Warehouse/industrial											
Greater Gothenburg	81	463	2 566	*5 548*	147	*634*	92.1%	135	32	*139*	103
Öresund Region	38	261	1 388	*5 318*	79	*608*	89.4%	71	19	*147*	52
Greater Stockholm	30	179	973	*5 445*	69	*775*	83.7%	58	19	*215*	39
Western Småland	31	171	573	*3 348*	38	*444*	83.3%	32	7	*81*	25
Mälardalen	36	148	603	*4 076*	44	*592*	86.1%	38	12	*151*	26
Total warehouse/industrial	**216**	**1 222**	**6 103**	***4 997***	**377**	***617***	**88.4%**	**334**	**89**	***145***	**245**
Residential											
Gothenburg	6	8	106	*12 445*	4	*990*	99.7%	4	2	*373*	2
Helsingborg	3	19	252	*13 351*	10	*1 036*	99.4%	10	3	*323*	7
Total residential	**9**	**27**	**358**	***13 070***	**14**	***1 022***	**99.5%**	**14**	**5**	***338***	**9**
Total	**454**	**2 518**	**19 579**	***7 775***	**1 070**	***850***	**88.3%**	**945**	**272**	***216***	**673**
Leasing and property administration									53	*42*	– 53
Total after leasing and property administration									**325**	***258***	**620**
Development projects	7	55	383	–	19	–	–	10	7	–	3
Undeveloped land	27	–	326	–	–	–	–	–	–	–	–
Total	**488**	**2 573**	**20 288**	–	**1 089**	–	–	**955**	**332**	–	**623**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and cots of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 623 accounted for above and the net operating income of SEKm 615 in the income statement is explained by the deduction of the net operating income of SEKm 8 on properties sold during the period, as well as the adjustment of the net operating income of SEKm 16 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS



Office/Retail 64%
Warehouse/ Industrial 35%
Residential 1%

RENTAL VALUE BY REGION, EXCL. PROJECTS



Greater Gothenburg 32%
Greater Stockholm 20%
Mälardalen 13%
Öresund Region 24%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2005 Jan-June	2004 Jan-June	2004 Jan-Dec
Rental value, SEK/sq.m.	850	851	859
Economic occupancy rate	88.3%	89.6%	89.6%
Property costs, SEK/sq.m.	258	262	255
Net operating income, SEK/sq.m.	492	500	514
Fair value, SEK/sq.m.	7 775	7 506	7 706
Number of properties	488	493	492
Lettable area, thousand sq.m.	2 573	2 494	2 505

SEGMENT INFORMATION

	Rental income		Net operating income incl. propertis' change in value	
	2005 Jan-June	2004 Jan-June	2005 Jan-June	2004 Jan-June
Greater Gothenburg	301	287	420	347
Öresund Region	237	233	322	233
Greater Stockholm	180	182	183	115
Western Småland	111	105	113	73
Mälardalen	113	108	108	80
Total	**942**	**915**	**1 146**	**848**

Financing

FINANCING 30-06-2005


Shareholders' equity
SEKm 8 192 (40%)
Deferred tax liabilities
SEKm 1 914 (9%)
Derivatives
SEKm 546 (3%)
Interest bearing liabilities
SEKm 9 092 (45%)
Non interest-bearing liabilities
SEKm 679 (3%)

Shareholder's equity

Sharholders' equity, after deduction for dividend, was SEKm 8,192 (8,035), representing an equity/assets ratio of 40% (41%).

In order to regulate the company's capital structure the company can repurchase 2.3 million own shares in addition to the 2 million shares which were repurchased earlier.

Interest-bearing liabilities

As of 30 June, 2005 Castellum had long term binding credit agreements totalling SEKm 10,956 (10,958), short term binding credit agreements totalling SEKm 422 (732) and a commercial paper programme of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,977 are fully covered by unutilized longterm credit agreements. After deduction of liquid assets of SEKm 9 (7), net interest bearing items were SEKm 9,083 (8,827). The duration of Castellum's long term credit agreements as of 30 June was 5.8 years.

The average effective interest rate as of 30 June, 2005 was 4.5% (4.8%). The average fixed interest term on the same date was 2.7 years (2.4) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 12 months was 50% (36%). According to the Financial Policy, the average fixed interest term will be 2-4 years.

INTEREST RATE AND LOAN MATURITY STRUCTURE 30-06-2005

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0-1 year	4 577	2.8%	3 399	3 027
1-2 years	756	6.9%	6	6
2-3 years	500	7.9%	–	–
3-4 years	100	6.2%	700	100
4-5 years	850	6.0%	1 750	350
5-10 years	2 300	5.7%	8 500	5 600
Total	**9 083**	**4.5%**	**14 355**	**9 083**



Accounting Principles

Beginning 2005, Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). The new accounting principles have significant effects in two areas – Investment Properties and Financial Instruments.

The investment properties are recorded at fair value in the balance sheet with unrealized changes in value in the income statement. This results in that depreciation and write-downs on properties disappear and that the term income from property sales changes to be the difference between the sales price and the latest valuation, i.e. a realized change in value.

Castellum manage interest rate risk on portfolio level and uses interest rate derivatives in order to achieve the desired interest rate maturity structure. An interest rate derivative is a financial instrument which is recorded at fair value in the balance sheet and, in the way Castellum manages interest rate risks, with an unrealized change in value in the income statement.

INCOME STATEMENT - PREVIOUS / NEW PRINCIPLES

SEKm	2004 April-June	2004 Jan-June	2004 Jan-Dec
Net income, previous accounting principles	131	341	586
Depreciation properties	32	64	134
Income from property sales	– 18	– 169	– 190
Properties realized change in value	8	83	89
Properties unrea. change in value.	154	169	571
Derivatives unreal. change in value	140	– 5	– 146
Deferred tax 28% on above	– 89	– 40	– 128
Net income new principles (IFRS)	**358**	**443**	**916**

SHAREHOLDERS' EQUITY - PREVIOUS / NEW PRINCIPLES

SEKm	2004 30 June	2004 31 dec	2003 31 dec
Shareholders' equity, previous accounting principles	4 682	4 927	4 689
Properties - fair value	4 251	4 708	4 104
Derivatives - fair value	– 250	– 391	– 245
Deferred tax 28% on above	– 1 121	– 1 209	– 1 081
Shareholders' equity new principles (IFRS)	**7 562**	**8 035**	**7 467**

Net Asset Value

The net asset value according to the balance sheet, where properties and derivatives have been recorded at fair value and the tax is 28%, is SEKm 8,192 which is equivalent to SEK 200 per share. Net asset value before tax and excluding effects of derivatives amounts to SEKm 10,652, equivalent to SEK 260 per share.

Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. Concerning derivatives, the valuation is a theoretical on-the -spot picture of the interest rate market. Further, the effective tax can be expected to be lower in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted. In all this gives, with the assumptions of in part a value range of +/– 5% on property level, which shall reflect the uncertainty that exists in such calculations, and in part that the valuation of derivatives is included or not included respectively and a calculated effective tax rate of 10%, a net asset value in the range of SEK 208-264 per share.

CEO changeover

Lars-Erik Jansson, the present CEO, will retire as at December 31, 2005 and leaves the Board of Directors at the same date. As new CEO from January 1, 2006 the Board of Directors has appointed the present Deputy CEO, Håkan Hellström.

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm –117 (–2) of which SEKm –155 (–5) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 4 (4).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consists mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,727 (3,727) and interes-bearing internal financing of the subsidiaries was SEKm 9,649 (9,699). Financing has chiefly been provided through shareholders' equity of SEKm 3,263 (3,769) and external liabilities of SEKm 9,084 (8,825).

Gothenburg 19 July, 2005

Lars-Erik Jansson
Chief Executive Officer

Auditors' report

We have carried out a review of this half-year report in compliance with the recommendation issued by FAR. A review is very limited compared with an audit. Nothing has been found to indicate that the half-year report does not comply with the requirements of the Swedish Annual Accounts Act and IAS 34 (interim reporting).

Gothenburg 19 July, 2005

Caj Nackstad
Authorized Public Account

Ingemar Rindstig
Authorized Public Account

INCOME STATEMENT

SEKm	2005 April-June	2004 April-June	2005 Jan-June	2004 Jan-June	Rolling 12 months July 04 - June 05	2004 Jan-Dec
Rental income	472	460	942	915	1 883	1 856
Operating expenses	– 82	– 77	– 187	– 179	– 350	– 342
Maintenance	– 23	– 21	– 46	– 45	– 98	– 97
Ground rent	– 4	– 4	– 8	– 8	– 16	– 16
Real estate tax	– 13	– 18	– 33	– 36	– 71	– 74
Leasing and property administration	– 27	– 25	– 53	– 51	– 101	– 99
Net operating income	**323**	**315**	**615**	**596**	**1 247**	**1 228**
Central administrative expenses	– 17	– 18	– 30	– 31	– 68	– 69
Net financial items	– 103	– 106	– 206	– 212	– 412	– 418
Income from property management	**203**	**191**	**379**	**353**	**767**	**741**
Changes in value						
Properties, realized	18	8	61	83	67	89
Properties, unrealized	443	154	470	169	872	571
Derivatives, unrealized	– 137	140	– 155	– 5	– 296	– 146
Income before tax	**527**	**493**	**755**	**600**	**1 410**	**1 255**
Current tax	30	– 7	3	– 7	5	– 5
Deferred tax	– 174	– 128	– 212	– 150	– 396	– 334
Net income for the period/year	**383**	**358**	**546**	**443**	**1 019**	**916**

DATA PER SHARE (since there is no potential common stock, there is no effect of dilution)

	2005 April-June	2004 April-June	2005 Jan-June	2004 Jan-June	Rolling 12 months July 04 - June 05	2004 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	9.34	8.73	13.32	10.80	24.85	22.34
Income from property management, SEK	4.95	4.66	9.24	8.61	18.71	18.07
Outstanding number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*
Fair value of properties, SEK	495	457	495	457	495	474
Shareholders' equity, SEK	200	184	200	184	200	196

FINANCIAL KEY RATIOS

	2005 April-June	2004 April-June	2005 Jan-June	2004 Jan-June	Rolling 12 months July 04 - June 05	2004 Jan-Dec
Net operating income margin	68%	68%	65%	65%	66%	66%
Interest coverage ratio	297%	280%	284%	267%	286%	277%
Return on equity	10.3%	10.4%	10.1%	9.3%	12.9%	11.8%
Return on total capital	8.4%	7.3%	8.5%	7.4%	10.8%	9.6%
Investments, SEKm	553	692	736	869	1 135	1 268
Sales, SEKm	118	42	428	417	505	494
Equity/assets ratio	40%	40%	40%	40%	40%	41%

BALANCE SHEET

SEKm	2005 30 June	2004 30 June	2004 31 Dec
Assets			
Investment properties	20 288	18 719	19 449
Other fixed assets	13	10	9
Current receivables	113	145	85
Cash and bank	9	36	7
Total assets	**20 423**	**18 910**	**19 550**
Shareholders' equity and liabilities			
Shareholders' equity	8 192	7 562	8 035
Deferred tax liability	1 914	1 460	1 659
Longterm interest-bearing liabilities	9 092	8 893	8 834
Derivatives	546	250	391
Non-interest-bearing liabilities	679	745	631
Total shareholders' equity and liabilities	**20 423**	**18 910**	**19 550**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Restricted reserves	Non-restricted equity	Total equity
Shareholders' equity 31-12-2003	*41 000*	**86**	**20**	**4 583**	**4 689**
Change of accounting principles - IFRS	–	–	–	2 778	2 778
Dividend (SEK 8.50 per share)	–	–	–	– 348	– 348
Net income for the year	–	–	–	916	916
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend (SEK 9.50 per share)	–	–	–	– 389	– 389
Net income for the period	–	–	–	546	546
Shareholders' equity 30-06-2005	*41 000*	**86**	**20**	**8 086**	**8 192**

CASH FLOW STATEMENT

SEKm	2005 Jan-June	2004 Jan-June	2004 Jan-Dec
Net operating income	615	596	1 228
Central administrative expenses	– 30	– 31	– 69
Reversed depreciations	2	2	4
Net financial items paid	– 208	– 202	– 403
Tax paid on income from property management	3	–	–
Cash flow from operating activities before change in working capital	**382**	**365**	**760**
Change in current receivables	– 38	38	80
Change in current liabilities	16	3	14
Cash flow from operating activities	**360**	**406**	**854**
Investments in existing properties	– 237	– 156	– 420
Property aquisitions	– 456	– 690	– 811
Change in liabilities at acquisitions of property	33	114	– 14
Property sales	428	411	488
Change in receivables at sales of property	11	– 27	– 8
Other net investment	– 6	– 2	– 3
Cash flow from investment activities	**– 227**	**– 350**	**– 768**
Change in longterm liabilities	258	295	236
Dividend paid	– 389	– 348	– 348
Cash flow from financing activities	**– 131**	**– 53**	**– 112**
Cash flow for the period / year	**2**	**3**	**– 26**
Cash and bank, opening balance	7	33	33
Cash and bank, closing balance	**9**	**36**	**7**

The Castellum Share

The Castellum share is listed on Stockholmsbörsen's (Stockholm Exchange) O-list. At the end of the period the company had about 8,300 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS ON 30-06-2005

Shareholders	Number of shares thousand	Percentage of voting rights and capital
Laszlo Szombatfalvy	2 500	6.1%
AFA Sjukförsäkrings AB	2 141	5.2%
Tredje AP-fonden	1 880	4.6%
Andra AP-fonden	1 656	4.0%
Fjärde AP-fonden	1 222	3.0%
Realinvest, Roburs Aktiefond	778	1.9%
AFA TFA Försäkrings AB	644	1.6%
LF Fastighetsfonden	634	1.5%
Handelsbanken Småbolagsfond	538	1.3%
Svenskt Näringsliv	475	1.2%
Other shareholders registered in Sweden	11 666	28.5%
Shareholders registered abroad	16 866	41.1%
Total outstanding shares	41 000	100.0%
Repurchased shares	2 002	
Total registrered shares	43 002	

There is no potential common stock (eg. convertibles)

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 30-06-2005



USA 13%
Great Britain 8%
Sweden 59%
The Netherlands 6%
Other 14%
Of which
Funds, insurance comp etc. 20%
Private persons, private comp 22%
AP-funds 12%
Trusts, associations etc. 5%

The Castellum share price as at 30 June, 2005 was SEK 318 equivalent to a market value of SEK 13 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 9.8 million shares were traded, equivalent to an average of 80,000 shares per day, corresponding on an annual basis to a turnover rate of 49% based on the number of outstanding shares at the beginning of the year.

During the last 12-month period the total yield of the Castellum share has been 80.9% including dividend of SEK 9.50 per share. Since IPO on 23 May, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 27.7% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	July 2004 - June 2005	On average per year May 1997- June 2005
The Castellum share	+80,9%	+27,7%
Stockholm Stock Exchange (SIX)	+23,7%	+7,5%
Real Estate Index Sweden (EPRA)	+97,3%	+21,6%
Real Estate Index Europe (EPRA)	+38,2%	+14,0%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO 23 MAY, 1997 UNTIL 15 JULY, 2005



Turnover, million shares per month
Share price, SEK
20 19 18 17 16 15 14 13 12 11 10 9 8 7 6 5 4 3 2 1 0
400 380 360 340 320 300 280 260 240 220 200 180 160 140 120 100 80 60 40 20 0
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
1997 1998 1999 2000 2001 2002 2003 2004 2005
Castellum share price
Castellum share price incl. dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Turnover per month

FINANCIAL REPORTING DATES

Interim Report January-September 2005	20 October 2005
Year-end Report 2005	26 January 2006
Annual General Meeting	23 March 2006
Interim Report January-March 2006	19 April 2006
Half-year Report 2006	18 July 2006
Interim Report January-September 2006	18 October 2006
Year-end Report 2006	24 January 2007
Annual General Meeting	22 March 2007

For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 or visit Castellum's website.

www.castellum.se
On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

All photos in this Half-year Report show the new acquisition Sesamfröet 1 in Mölndal.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

CASTELLUM

PRESS RELEASE 11/2005

Gothenburg, July 19, 2005

Income from property management improved and CEO changeover in Castellum

- **Rental income for the period January – June 2005 amounted to SEKm 942 (SEKm 915 corresponding period previous year).**
- **Net income after tax for the period amounted to SEKm 546 (443) equivalent to SEK 13.32 (10.80) per share.**
- **Income from property management improved by 7% to SEKm 379 (353) equivalent to SEK 9.24 (8.61) per share.**
- **Lars-Erik Jansson, CEO, retires at the year-end and is replaced by the present Deputy CEO, Håkan Hellström.**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 379 (353), equivalent to SEK 9.24 (8.61) per share. The improvement is 7% and has been achieved chiefly through a larger real estate portfolio and lower interest rate levels.

During the period 24 properties (21) were sold for a total of SEKm 428 (417), which exceeded fair value with SEKm 61 (83) and the book value according to earlier accounting principles by SEKm 197 (169). During the period investments totalling SEKm 736 (869) were made, of which SEKm 499 (713) were acquisitions and SEKm 237 (156) investments in existing properties.

"I'm merely stating the facts that the rental market in our market areas show a continued positive improvement. However, there must be an improved labour-market in order for the rental market to really get going" comments Castellum's CEO, Lars-Erik Jansson.

Lars-Erik Jansson, the present CEO, will retire as at December 31, 2005 and leaves the Board of Directors at the same date. As new CEO from January 1, 2006 the Board of Directors has appointed the present Deputy CEO Håkan Hellström.

"After 12 incredible years in Castellum, the last five as CEO, I will retire at the year-end. Castellum has had a strong development during these years and it is with great joy I pass on to Håkan Hellström who has been with the company since the start" comments Lars-Erik Jansson.

"With a well functioning strategy, a good organization and strong finances, I'm looking forward to continue the development of Castellum" comments Håkan Hellström.

Enclosure: Interim Report January – June 2005

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Jan Kvarnström, Chairman of the Board, mobile +49 1609 060 1899
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

PRESS RELEASE 12/2005

Gothenburg 16 August, 2005

Castellum invests SEKm 150

Castellum has decided on new construction for SEKm 150.

In Arendal, right next to the Gothenburg harbour, Eklandia Fastighets AB is about to build a warehouse and logistics building with a lettable area of approx. 27,000 sq.m. for SEKm 150. The building will have 10 meters ceiling and 25 docking houses. A lease contract has been signed for all lettable area with an international logistics company. Time for moving in is planned to take place during the third quarter 2006.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

PRESS RELEASE 13/2005

Gothenburg 14 October, 2005

Castellum invests SEKm 117 and sells for SEKm 40

Castellum has decided on investments in existing properties of SEKm 42 and has through wholly owned subsidiaries acquired for SEKm 75 and sold properties for SEKm 40.

Fastighets AB Briggen has acquired an unlet commercial property with a lettable area of 14,300 sq.m. for SEKm 75 in Malmö. Approximately 1,500 sq.m. are office premises and the remaining area are warehouse and production premises. The building is of high standard and well situated in Fosie industrial estate, where the company already owns a number of properties. The time of taking possession is set to no later than July 31, 2006.

The development of Eklandia's property Nordstaden 2:16 in central Gothenburg continues. Decision has been made on an extensive refurbishment and completion of additional premises and rebuilding of the entrance for a total of SEKm 42. With the signing of a new lease for the remaining 3,700 sq.m. office premises to a larger law firm all 14,500 sq.m. office premises are let. Planning and marketing activities for approx. 2,500 sq.m. unlet premises on the bottom and ground floors, which are most suitable for retail, are currently taking place.

Fastighets AB Briggen has sold a residential property with a lettable area of 2,300 sq.m. in central Helsingborg to a new tenant owners' association. The sales price of SEKm 36 exceeded the fair value by SEKm 11. Possession will be given up on October 31.

Fastighets AB Corallen has sold and given up possession of a commercial property of 8,800 sq.m. lettable area in Gnosjö. The sales price of SEKm 4 was SEKm 1 below fair value.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



In Fosie industrial estate in Malmö a property with lettable area of 14,300 sq.m. was acquired in October. Approx. 1,600 sq.m. are office premises and the remaining area are wharehouse and production premises.

Interim Report January-September 2005

Interim Report January-September 2005

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Alingsås), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Western Småland (Värnamo, Jönköping, Växjö) and Mälardalen (Örebro, Västerås, Uppsala).

The Castellum share is listed on Stockholmsbörsen's O-list.

- Rental income for the period January - September 2005 amounted to SEKm 1,422 (SEKm 1,381 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 743 (593), equivalent to SEK 18.12 (14.46) per share.
- Income from property management improved by 9% to SEKm 610 (559), equivalent to SEK 14.88 (13.63) per share.
- Net leasing during the period amounted to SEKm 54 (10).

DATA PER SHARE

SEK	2005 Jan-Sept	2004 Jan-Sept	2004	2003	2002	2001	2000
Income property management	14.88	13.63	18.07	16.29	15.10	13.20	10.62
Change	**+9%**		**+11%**	**+8%**	**+14%**	**+24%**	
Net income after tax	18.12	14.46	22.34	10.73	16.00	22.71	16.30
Change	**+25%**		**+108%**	**-33%**	**-30%**	**+39%**	
Dividend			9.50	8.50	7.50	6.50	5.50
Change			**+12%**	**+13%**	**+15%**	**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate porfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*

- *The objective is to report annual investments of at least SEKm 1,000 in properties with potential and sales of properties to which no further value can be added by management of at least SEKm 500 per year.*

- *The objective for the capital structure will be an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.*

- *The objective is to distribute at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, www.castellum.se

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 610 (559), equivalent to SEK 14.88 (13.63) per share. The improvement is 9% and has been achieved chiefly through a larger real estate portfolio and lower interest rate levels.

INCOME FROM PROPERTY MANAGEMENT PER SHARE



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
5,50
5,00
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
22,00
20,00
18,00
16,00
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
1997 1998 1999 2000 2001 2002 2003 2004 2005

During the first three quarters, chages in value on properties and derivatives amounted to, respectively, SEKm 543 and SEKm –125. Net income for the period was SEKm 743 (593), equivalent to SEK 18.12 kr (14.46) per share.

Rental income

Group rental income amounted to SEKm 1,422 (1,381). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1.070 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 620 per sq.m. Rental levels have in principle remain unchanged compared with previous year.

Castellum has a good risk exposure in the commercial lease portfolio consisting of approx. 3,500 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate for office and retail properties were 88.6% and for warehouse and industrial properties 88.4%. The occupancy rate is lower than for the corresponding period previous year, but has improved since the half-year report. The total rental value for vacant premises amounts to approx. SEKm 260 on an annual basis.

Net leasing (i.e. annual value of gross leasing minus contracts terminated) for the period was SEKm 54 (10). For the third quarter isolated, the net leasing was SEKm 31, which is the highest net leasing in Castellum since the fourth quarter of 2000.

NET LEASING



Isolated quarter, SEKm
80
60
40
20
0
-20
-40
-60
-80
New leases
Terminations
Net leasing
2000 2001 2002 2003 2004 2005

The improvement in the demand seen during the first six months has lead to that many proposals have resulted in signed contracts. The total leasing during the last quarter were SEKm 64, a historically high number, while terminations and bankruptcies have been on a relatively low level. The rental levels are expected to continue to be stable. The possibility of increasing rental levels in the short term are however seen as limited, since there is still a supply of vacant premises.

Regarding the real estate market there are no signs of decreasing activity, there is still a high demand from foreign as well as domestic investors.

Property costs

Property costs amounted to SEKm 465 (460) corresponding to SEK 244 per sq.m. (251).

Central administrative expenses

Central administrative expenses were SEKm 48 (47). This also includes costs for a profit and share price related incentive plan for senior management of SEKm 10 (10).

Net financial items

Net financial items were SEKm –299 (–315). The average interest rate level during the period was 4.5% (4.9%). During the period, interst rate derivatives with a fair value of SEKm –111 have been closed. This has had a positive effect on net financial items of SEKm 4.

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would effect net financial items by SEKm 44 during the following year, equivalent to 6% of income from property management.

Change in value

During the period 25 properties (23) were sold for a total of SEKm 468 (450), which exceeded fair value by SEKm 71 (91) and the book value according to earlier accounting principles by SEKm 216 (184). The majority of the sales are residential properties beeing sold to tenant owners' associations.

Based on annual business plans an internal valuation of all properties using a 10 year cash flow-based model is carried out at the year-end, which is ensured by an external valuation of approx. 50% of the total value. The internal valuation, which forms the propertys' fair value according to the balance sheet, is updated during the year due to acqusitions, sales and investments in existing properties as well as significant events such as changes in required yields, major new leases and terminations not taken into consideration in previous valuation. To reflect the increase in prices seen on the real estate market assumptions of reduced market yields by 0.2 percentage units since the year end have been made in the internal valuation. Based upon the internal valuation the unrealized change in value during the period is calculated to SEKm 472 (217).

Castellum's average interest rate for funding was 3.7% at the end of the period. The average market interest rate for a new credit portfolio with the equivalent interest rate maturity structure is 2.7%. The difference is in part due to falling market interest rates since deal date, part due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is compared to a 2-year fixed interest term). Since the market interest rate is lower there is a sub value in the interest rate portfolio, which as the end of the period, was SEKm 405 (391). Further, interest rate derivatives with a fair value of SEKm –111 have been closed during the period, which has given a realized change in value of SEKm 9.

Tax

Due to the opportunity to make depreciations for tax purposes, deductions of investments deductible for tax purposes and to use tax loss carry forwards, there are in principle no paid tax costs. There is, however, a deferred tax cost of SEKm 288, referring to 28% of utilized tax loss carry forwards, the deferred taxation from depreciation for tax purposes and investments deductible for tax purposes, and changes in value.

When calculating the current tax consideration has been taken to earlier claimed deductions of SEKm 307 referring to investments deductible for tax purposes up to and including 2004, which have been assessed by Skatteverket during the period.

According to new accounting principles for financial instruments, they are recorded at fair value. Skatterättsnämnden has, on inquiry from Castellum given an advance ruling, stating that decreases in value on financial instruments which can not be used for hedge accounting, are tax deductible, while increases in value only are taxable up to acquisition value. The tax losses carry forwards can by that be estimated to SEKm 397.

Deductible investments and decreases in value on financial instruments lead to lower actual tax and corresponding higher deferred tax.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated workingareas with good communications and services. Castellum's remaining residential properties are located in central and attractive sites in Gothenburg and Helsingborg.

Investments and sales

During the period, the following changes in the real estate portfolio have occured.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2005	19 449	492
+ Acquisitions	527	22
+ Investments in existing properties	384	–
– Sales	– 397	– 25
+ Unrealized change in value	472	–
Real estate portfolio on 30 September, 2005	20 435	489

During the period investments totalling SEKm 911 (1,086) were made, of which SEKm 527 (828) were acquisitions and SEKm 384 (258) investments in existing properties. Of the total investments, SEKm 381 related to Greater Gothenburg, SEKm 266 to Mälardalen, SEKm 179 to the Öresund Region, SEKm 51 to Greater Stockholm and SEKm 34 to Western Småland.

INVESTMENTS



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
Investments in existing properties
Acquisitions
800
700
600
500
400
300
200
100
0
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005

CASTELLUM'S REAL ESTATE PORTFOLIO 30-09-2005

	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/ sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	68	346	3 848	*11 109*	288	*1 110*	89.7%	258	66	*254*	192
Öresund Region	44	287	3 913	*13 614*	255	*1 183*	89.5%	228	59	*275*	169
Greater Stockholm	36	244	2 476	*10 170*	219	*1 197*	83.2%	182	56	*305*	126
Western Småland	35	186	1 444	*7 760*	121	*868*	92.9%	113	36	*256*	77
Mälardalen	46	214	1 525	*7 122*	143	*888*	89.0%	127	38	*240*	89
Total office/retail	**229**	**1 277**	**13 206**	***10 338***	**1 026**	***1 070***	**88.6%**	**908**	**255**	***266***	**653**
Warehouse/industrial											
Greater Gothenburg	81	463	2 577	*5 572*	220	*635*	91.9%	203	44	*126*	159
Öresund Region	38	261	1 391	*5 332*	119	*610*	89.1%	106	26	*133*	80
Greater Stockholm	30	179	976	*5 460*	103	*769*	83.8%	86	26	*201*	60
Western Småland	31	163	568	*3 475*	55	*450*	83.9%	47	10	*78*	37
Mälardalen	36	148	606	*4 094*	67	*601*	86.1%	57	16	*145*	41
Total warehouse/industrial	**216**	**1 214**	**6 118**	***5 041***	**564**	***620***	**88.4%**	**499**	**122**	***134***	**377**
Residential											
Gothenburg	6	8	106	*12 462*	6	*987*	99.8%	6	2	*357*	4
Helsingborg	2	17	228	*13 779*	13	*1 057*	99.4%	13	4	*289*	9
Total residential	**8**	**25**	**334**	***13 332***	**19**	***1 033***	**99.5%**	**19**	**6**	***312***	**13**
Total	**453**	**2 516**	**19 658**	***7 813***	**1 609**	***853***	**88.6%**	**1 426**	**383**	***203***	**1 043**
Leasing and property administration									77	*41*	– 77
Total after leasing and property administration									**460**	***244***	**966**
Development projects	9	55	457	–	28	–	–	15	10	–	5
Undeveloped land	27	–	321	–	–	–	–	–	–	–	–
Total	**489**	**2 571**	**20 436**	**–**	**1 637**	**–**	**–**	**1 441**	**470**	**–**	**971**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and cots of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 971 accounted for above and the net operating income of SEKm 957 in the income statement is explained by the deduction of the net operating income of SEKm 9 on properties sold during the period, as well as the adjustment of the net operating income of SEKm 23 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS



Office/Retail 64%
Warehouse/ Industrial 35%
Residential 1%

RENTAL VALUE BY REGION, EXCL. PROJECTS



Greater Gothenburg 32%
Greater Stockholm 20%
Mälardalen 13%
Öresund Region 24%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2005 Jan-Sept	2004 Jan-Sept	2004 Jan-Dec
Rental value, SEK/sq.m.	853	855	859
Economic occupancy rate	88.6%	89.4%	89.6%
Property costs, SEK/sq.m.	244	251	255
Net operating income, SEK/sq.m.	512	514	514
Fair value, SEK/sq.m.	7 813	7 461	7 706
Number of properties	489	495	492
Lettable area, thousand sq.m.	2 571	2 503	2 505

SEGMENT INFORMATION

	Rental income		Net operating income incl. properties'change in value	
	2005 Jan-Sept	2004 Jan-Sept	2005 Jan-Sept	2004 Jan-Sept
Greater Gothenburg	457	439	550	464
Öresund Region	356	352	403	327
Greater Stockholm	269	273	245	174
Western Småland	165	156	151	119
Mälardalen	175	161	151	145
Total	**1 422**	**1 381**	**1 500**	**1 229**

Financing

FINANCING 30-09-2005


Shareholders' equity
SEKm 8 389 (41%)
Deferred tax liabilities
SEKm 1 991 (9%)
Derivatives
SEKm 405 (2%)
Interest bearing liabilities
SEKm 9 215 (45%)
Non interest-bearing liabilities
SEKm 605 (3%)

Shareholder's equity

Shareholder's equity, after deduction for dividend, was SEKm 8,389 (8,035), representing an equity/assets ratio of 41% (41%).

In order to regulate the company's capital structure the company can repurchase 2.3 million own shares in addition to the 2 million shares which were repurchased earlier.

Interest-bearing liabilities

As of 30 September 2005 Castellum had long term binding credit agreements totalling SEKm 10,956 (10,958), short term binding credit agreements totalling SEKm 422 (732) and a commercial paper programme of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,741 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 41 (7), net interest-bearing items were SEKm 9,174 (8,827). The duration of Castellum's long term credit agreements as of 30 September was 5.6 years.

The average effctive interest rate as of 30 September, 2005 was 3.7% (4.8%), which is 0.8 percentage units lower than the average interst rate level during the period. This lower interest rate is an effect of falling market interest rates, the closing of interest rate swaps, and of a slightly increased share of short term fixed interest rates. The average fixed interest term on the same date was 2.3 years (2.4) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 12 months was 57% (36%). According to the Financial Policy, the average fixed interest term will be 1.5-3 years.

INTEREST RATE AND LOAN MATURITY STRUCTURE 30-09-2005

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0-1 year	5 268	2.1%	3 163	2 868
1-2 years	1 156	6.0%	6	6
2-3 years	– 100	– 6.6%	–	–
3-4 years	250	5.3%	1 700	300
4-5 years	550	5.8%	750	150
5-10 years	2 050	5.3%	8 500	5 850
Total	**9 174**	**3.7%**	**14 119**	**9 174**



Accounting Principles

Beginning 2005, Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). The new accounting principles have significant effects in two areas – Investment Properties and Financial Instruments.

The investment properties are recorded at fair value in the balance sheet with unrealized changes in value in the income statement. This results in that depreciation and write-downs on properties disappear and that the term income from property sales changes to be the difference between the sales price and the latest valuation, i.e. a realized change in value.

Castellum manage interest rate risk on portfolio level and uses interest rate derivatives in order to achieve the desired interest rate maturity structure. An interest rate derivative is a financial instrument which is recorded at fair value in the balance sheet and, in the way Castellum manages interest rate risks, with changes in value in the income statement.

INCOME STATEMENT - PREVIOUS / NEW PRINCIPLES

SEKm	2004 July-Sept	2004 Jan-Sept	2004 Jan-Dec
Net income, previous accounting principles	135	476	586
Depreciation properties	34	98	134
Income from property sales	– 15	– 184	– 190
Properties realized change in value	8	91	89
Properties unrea. change in value	48	217	571
Drivatives unrea. change in value	– 55	– 60	– 146
Deferred tax 28% on above	– 5	– 45	– 128
Net income new principles (IFRS)	**150**	**593**	**916**

SHAREHOLDERS' EQUITY - PREVIOUS / NEW PRINCIPLES

SEKm	2004 30 Sept	2004 31 Dec	2003 31 Dec
Shareholders'equity, previous accounting principles	4 817	4 927	4 689
Properties - fair value	4 326	4 708	4 104
Derivatives - fair value	– 305	– 391	– 245
Deferred tax 28% on above	– 1 126	– 1 209	– 1 081
Shareholders'equity new principles (IFRS)	**7 712**	**8 035**	**7 467**

Net Asset Value

The net asset value according to the balance sheet, where properties and derivatives have been recorded at fair value and the tax is 28%, is SEKm 8,389, equivalent to SEK 205 per share. Net asset value before tax and excluding effects of derivatives amounts to SEKm 10,785, equivalent to SEK 263 per share.

Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. Concerning derivatives, the valuation is an on-the-spot picture of the interest rate market. Further, the effective tax can be expected to be lower in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted. In all this gives, with the assumptions of in part a value range of +/– 5% on property level, which shall reflect the uncertainty that exists in such calculations, and in part that the valuation of derivatives is included or not included respectively and a calculated effective tax rate of 10%, a net asset value in the range of SEK 213-267 per share.

Nomination Committee

The Annual General Meeting 2005 decided to appoint a nomination committee to make proposals to the 2006 AGM regarding the number of Board members, election of members of the Board, including chairman, and remuneration for the Board of Directors. The nomination committee will be established by the Chairman contacting the three largest shareholders at the end of the third quarter 2005 in order for them to each appoint one member to the nomination committee who, together with the Chairman of the Board of Directors as convener, shall constitute the nomination committee. The nomination committee will itself appoint its chairman among its members. The nomination committee is formed by: Lars Öhrstedt, AFA Sjukförsäkrings AB, Laszlo Szombatfalvy, Pernilla Klein, Tredje AP-fonden and the Chairman of the Board Jan Kvarnström.

Organisation

Claes Junefelt 45 years, with a background in building construction has taken over as MD of Fastighets AB Corallen beginning September 1, 2005. Claes Junefelt succeeds Göran Mårtensson who will retire after 13 year as MD.

The Parent Company

Net income after tax för the parent company, which was only group-wide functions, amounted to SEKm –95 (–44) of which SEKm –125 (–60) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 6 (6).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consists mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,727 (3,727) and interest-bearing internal financing of the subsidiaries was SEKm 9,594 (9,699). Financing has chiefly been provided through shareholders'equity of SEKm 3,285 (3,769), of which SEKm 3,179 (3,945), is non-restricted equity, and external liabilities of SEKm 9,207 (8,825).

Gothenburg 20 October, 2005

Lars-Erik Jansson
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2005 July-Sept	2004 July-Sept	2005 Jan-Sept	2004 Jan-Sept	Rolling 12 months Oct 04 - Sept 05	2004 Jan-Dec
Rental income	480	466	1 422	1 381	1 897	1 856
Operating expenses	– 67	– 68	– 254	– 247	– 349	– 342
Maintenance	– 23	– 24	– 69	– 69	– 97	– 97
Ground rent	– 4	– 4	– 12	– 12	– 16	– 16
Real estate tax	– 20	– 22	– 53	– 58	– 69	– 74
Leasing and property administration	– 24	– 23	– 77	– 74	– 102	– 99
Net operating income	**342**	**325**	**957**	**921**	**1 264**	**1 228**
Central administrative expenses	– 18	– 16	– 48	– 47	– 70	– 69
Net financial items	– 93	– 103	– 299	– 315	– 402	– 418
Income from property management	**231**	**206**	**610**	**559**	**792**	**741**
Changes in value						
Properties, realized	10	8	71	91	69	89
Properties, unrealized	2	48	472	217	826	571
Derivatives, realized	9	–	9	–	9	–
Derivatives, unrealized	21	– 55	– 134	– 60	– 220	– 146
Income before tax	**273**	**207**	**1 028**	**807**	**1 476**	**1 255**
Current tax	–	– 16	3	– 23	21	– 5
Deferred tax	– 76	– 41	– 288	– 191	– 431	– 334
Net income for the period/year	**197**	**150**	**743**	**593**	**1 066**	**916**

DATA PER SHARE (since there is no potential common stock, there is no effect of dilution)

	2005 July-Sept	2004 July-Sept	2005 Jan-Sept	2004 Jan-Sept	Rolling 12 months Oct 04 - Sept 05	2004 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	4.80	3.66	18.12	14.46	26.00	22.34
Income from property management, SEK	5.63	5.02	14.88	13.63	19.32	18.07
Outstanding number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*
Fair value of properties, SEK	498	462	498	462	498	474
Shareholders'equity, SEK	205	188	205	188	205	196

FINANCIAL KEY RATIOS

	2005 July-Sept	2004 July-Sept	2005 Jan-Sept	2004 Jan-Sept	Rolling 12 months Oct 04 - Sept 05	2004 Jan-Dec
Net operating income margin	71%	70%	67%	67%	67%	66%
Interest coverage ratio	348%	300%	304%	277%	297%	277%
Return on equity	8.4%	7.8%	10.8%	9.6%	13.2%	11.8%
Return on total capital	6.4%	6.8%	8.7%	7.9%	10.5%	9.6%
Investments, SEKm	175	217	911	1 086	1 093	1 268
Sales, SEKm	40	33	468	450	512	494
Equity/assets ratio	41%	40%	41%	40%	41%	41%

BALANCE SHEET

SEKm	2005 30 Sept	2004 30 Sept	2004 31 Dec
Assets			
Investments properties	20 435	18 959	19 449
Other fixed assets	15	8	9
Current receivables	114	142	85
Cash and bank	41	34	7
Total assets	**20 605**	**19 143**	**19 550**
Shareholders´equity and liabilities			
Shareholders´equity	8 389	7 712	8 035
Deferred tax liability	1 991	1 515	1 659
Longterm interest-bearing liabilities	9 215	8 799	8 834
Derivatives	405	305	391
Non-interest-bearing liabilities	605	812	631
Total shareholders´equity and liabilities	**20 605**	**19 143**	**19 550**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Restricted reserves	Non-restricted equity	Total equity
Shareholders´equity 31-12-2003	*41 000*	**86**	**20**	**4 583**	**4 689**
Change of accounting principles - IFRS	–	–	–	2 778	2 778
Dividend (SEK 8.50 per share)	–	–	–	– 348	– 348
Net income for the year	–	–	–	916	916
Shareholders´equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend (SEK 9.50 per share)	–	–	–	– 389	– 389
Net income for the period	–	–	–	743	743
Shareholders´equity 30-09-2005	*41 000*	**86**	**20**	**8 283**	**8 389**

CASH FLOW STATEMENT

SEKm	2005 Jan-Sept	2004 Jan-Sept	2004 Jan-Dec
Net operating income	957	921	1 228
Central administrative expenses	– 48	– 47	– 69
Reversed depreciations	3	3	4
Net financial items paid	– 323	– 268	– 403
Tax paid on income from property management	3	–	–
Cash flow from operating activity before change in working capital	**592**	**609**	**760**
Change in current receivables	– 18	47	80
Change in current liabilities	6	29	14
Cash flow from operating activities	**580**	**685**	**854**
Investments in existing properties	– 384	– 258	– 420
Property aquisitions	– 484	– 792	– 811
Change in liabilities at acquisitions of property	– 8	102	– 14
Property sales	468	444	488
Change in receivables at sales of property	– 10	– 32	– 8
Other net investment	– 9	– 1	– 3
Cash flow from investment activities	**– 427**	**– 537**	**– 768**
Change in longterm liabilities	381	201	236
Closing derivatives	– 111	–	–
Dividend paid	– 389	– 348	– 348
Cash flow from financing activities	**– 119**	**– 147**	**– 112**
Cash flow for the period / year	**34**	**1**	**– 26**
Cash and bank, opening balance	7	33	33
Cahs and bank, closing balance	**41**	**34**	**7**

The Castellum Share

The Castellum share is listed on Stockholmsbörsen's (Stockholm Exchange) O-list. At the end of the period the company had about 8,000 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS ON 30-09-2005

Shareholders	Number of shares thousandl	Percentage of voting rights and capital
Laszlo Szombatfalvy	2 500	6.1%
AFA Sjukförsäkrings AB	1 781	4.3%
Tredje AP-fonden	1 740	4.2%
Fjärde AP-fonden	1 222	3.0%
Andra AP-fonden	1 049	2.6%
Realinvest, Roburs Aktiefond	688	1.7%
FSO Försäkringsföreningen	638	1.6%
AFA TFA Försäkrings AB	541	1.3%
Handelsbanken Småbolagsfond	447	1.1%
Svenskt Näringsliv	380	0.9%
Other shareholders registered in Sweden	11 349	27.7%
Shareholders registered abroad	18 665	45.5%
Total outstanding shares	41 000	100.0%
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (eg. convertibles)

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 30-09-2005



USA 16%
Sweden 54%
Of which
Funds, insurance comp etc. 19%
Private persons, private comp 22%
AP-funds 10%
Trusts, associations etc 3%
Great Britain 9%
The Netherlands 5%
Other 16%

The Castellum share price as at 30 September, 2005 was SEK 286 equivalent to a market value of SEK 11.7 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 15.7 million shares were traded, equivalent to an average of 83,000 shares per day, corresponding on an annual basis to a turnover rate of 51% based on the number of outstanding shares at the beginning of the year.

During the last 12-month period the total yield of the Castellum share has been 40% including dividend of SEK 9.50 per share. Since the IPO on 23 May, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 25.4% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	Oct 2004 - Sept 2005	On average per year May 1997-Sept 2005
The Castellum share	+40.0%	+25.4%
Stockholm Stock Exchange (SIX)	+34.6%	+8.5%
Real Estate Index Sweden (EPRA)	+56.7%	+19.5%
Real Estate Index Europe (EPRA)	+39.8%	+14.4%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO 23 MAY, 1997 UNTIL 14 OCTOBER, 2005



Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
Castellum share price
Castellum share price incl. dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Turnover per month

CALENDAR

Year-end Report 2005	26 January 2006
Annual General Meeting	23 March 2006 at 5 pm
(Stenhammarsalen, the Gothenburg Concert Hall, Götaplatsen in Gothenburg)	
Interim Report January-March 2006	19 April 2006
Half-year Report 2006	18 July 2006
Interim Report January-September 2006	18 October 2006
Year-end Report 2006	24 January 2007
Annual General Meeting	22 March 2007

For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

All photos in this Interim Report show the property Benkammen 6 in Malmö, acquired in the beginning of October.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

CASTELLUM

PRESS RELEASE 14/2005

Gothenburg, October 20, 2005

Castellum's income from property management improved by 9%

- **Rental income for the period January – September amounted to SEKm 1,422 (SEKm 1,381 corresponding period previous year).**
- **Net income after tax for the period amounted to SEKm 743 (593) equivalent to SEK 18.12 (14.46) per share.**
- **Income from property management improved by 9% to SEKm 610 (559) equivalent to SEK 14.88 (13.63) per share.**
- **Net leasing for the period was SEKm 54 (10).**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 610 (559), equivalent to SEK 14.88 (13.63) per share. The improvement is 9% and has been achieved chiefly through a larger real estate portfolio and lower interest rate levels.

During the period 25 properties (23) were sold for a total of SEKm 468 (450), which exceeded fair value by SEKm 71 (91) and the book value according to earlier accounting principles by SEKm 216 (184). During the period investments totalling SEKm 911 (1,086) were made, of which SEKm 527 (828) were acquisitions and SEKm 384 (258) investments in existing properties.

"Besides the continued growth in income, I'm most delighted about the improved leasing situation. Both the total leasing in Castellum, as well as terminations and bankruptcies, confirms that the rental market has improved" comments Castellum's CEO, Lars-Erik Jansson.

A nomination committee has been appointed in accordance to the decision made by the Annual General Meeting. The nomination committee is formed by: Lars Öhrstedt, AFA Sjukförsäkrings AB, Laszlo Szombatfalvy, Pernilla Klein, Tredje AP-fonden and the Chairman of the Board Jan Kvarnström.

Enclosure: Interim Report January – September 2005

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

PRESS RELEASE 15/2005

Gothenburg, November 21, 2005

New Senior Executives in Castellum 2006

As previously announced the present CEO Lars-Erik Jansson will retire at the year-end and the present deputy CEO Håkan Hellström has been appointed new CEO by the Board of Directors from January 1, 2006.

Following the above changes Henrik Saxborn has been appointed new deputy CEO with responsibility for business development. Henrik Saxborn will enter his new position in the beginning of 2006. He presently holds a position as Managing Partner in Niam AB with responsibility for property acquisitions and marketing of Niam's real estate funds.

Further more these following changes will take place at the year-end. Ulrika Danielsson, the present Controller has been appointed Director and Head of Accounting and the present Treasurer Anette Engström has been appointed Director and Head of Treasure.

The present Managing Director of the subsidiary Fastighets AB Brostaden Nils Pers will after 11 years as MD leave the company and move on to other activities. Anders Nilsson, presently Real Estate Manager in the company, has been appointed new Managing Director from February 1, 2006.

The new Senior Executives will from 2006 be Håkan Hellström, Henrik Saxborn, Ulrika Danielsson and Anette Engström together with the Managing Directors of the subsidiaries; Tage Christoffersson, Eklandia Fastighets AB, Bengt Arne Johansson, Fastighets AB Briggen, Claes Junefelt, Fastighets AB Corallen, Claes Larsson, Aspholmen Fastigheter AB, Anders Nilsson, Fastighets AB Brostaden and Christer Sundberg, Harry Sjögren AB.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Jan Kvarnström, Chairman of the Board,
mobile +49 1609 060 1899

Lars-Erik Jansson, CEO,
phone +46 31 60 74 00 / mobile +46 705-92 06 70

Håkan Hellström, deputy CEO / CFO,

phone +46 31 60 74 00 / mobile +46 705-60 74 56

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Postal address: Castellum AB (publ), Box 2269, SE-403 14 Göteborg Visiting address: Kaserntorget 5 Telephone: 031-60 74 00 Fax: 031-13 17 55 E-mail: info@castellum.se.

This page printed from: http://www.castellum.se/index.php?id=1044

PRESS RELEASE 16/2005

Gothenburg 16 December, 2005

Castellum invests for SEKm 200

Castellum has through wholly owned subsidiaries decided on investments of SEKm 48 and acquisitions for SEKm 155.

Aspholmen Fastigheter AB will build an office property of 3,700 sq.m. at the southern entrance of the working area Aspholmen in Örebro. A leasing contract has been signed for the entire area with a company that presently leases premises in a number of properties within the area. The investment amounts to SEKm 48 and time for moving in is set to the turn of the year 2006/2007.

Fastighets AB Brostaden has acquired an industrial property with a lettable area of approx. 15,000 sq.m. for SEKm 68. The property is located in Mariehäll and partly unlet. Time of taking possession will be in December 2005. Brostaden owns a number of properties in Mariehäll with a total lettable area of approx. 90,000 sq.m.

Brostaden has also acquired an unlet commercial property in Sollentuna of approx. 4,000 sq.m. for SEKm 25. The property consists of retail and industrial premises. Possession of the property was taken in December 2005. Brostaden owns a number of properties in Sollentuna with a total lettable area of approx. 50,000 sq.m.

Harry Sjögren AB has acquired two warehouse and industrial properties in Borås with a total lettable area of approx. 15,000 sq.m. for SEKm 62. One of the properties holds an unutilized building permission of approx. 8,000 sq.m. The economic occupancy rate is approx. 85% and possession of the property was taken in December 2005. Harry Sjögren AB owns a number of properties in Borås with a total lettable area of approx. 75,000 sq.m.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO,
phone +46 31 60 74 00 / mobile +46 705-92 06 70

Håkan Hellström, CFO/deputy CEO,
phone +46 31 60 74 00 / mobile +46 705-60 74 56

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Postal address: Castellum AB (publ), Box 2269, SE-403 14 Göteborg Visiting address: Kaserntorget 5 Telephone: 031-60 74 00 Fax: 031-13 17 55 E-mail: info@castellum.se.

PRESS RELEASE 1/2006

Gothenburg, January 26, 2006

Castellum's income from property management improved by 11% and an improved dividend of SEK 10.50 per share is proposed

Rental income for 2005 amounted to SEKm 1,907 (SEKm 1,856 previous year).
Net income after tax for the year amounted to SEKm 1,294 (916), equivalent to SEK 31.56 (22.34) per share.
Income from property management improved by 11% to SEKm 820 (741), equivalent to SEK 20.00 (18.07) per share.
The Board proposes a dividend of SEK 10.50 (9.50) per share and a 4:1 share split by which one old share will be replaced by four new shares.

Income from property management for the year, i.e. net income excluding changes in value and tax, amounted to SEKm 820 (741), equivalent to SEK 20.00 (18.07) per share. The improvement is 11% and has been achieved chiefly through a larger real estate portfolio and lower interest rate levels. During the year changes in value on properties and derivatives amounted to, respectively SEKm 932 (660) and SEKm -40 (-146).

During the year investments totalling SEKm 1,357 (1,268) were made, of which SEKm 760 (848) were acquisitions and SEKm 597 (420) investments in existing properties. Further, 28 (24) properties were sold for a total of SEKm 468 (494).

"I'm very pleased with the result for the year 2005 and that our objective of an annual growth in income from property management of at least 10%, was achieved" comments Castellum's CEO, Håkan Hellström. "The positive trend in net leasing, together with previous year's investments of SEK 1.4 billion which will have full effect on the result, makes me look with confidence on 2006", adds Håkan Hellström.

At today's meeting, the Board of Directors decided on the following proposals for the Annual General Meeting:
– a dividend of SEK 10.50 per share and Tuesday, March 28, 2006 as record day for dividend,
– a 4:1 share split by which one old share will be replaced by four new shares,
– a renewed mandate for the Board to decide on purchase and transfer of own shares,
– to adopt a new Articles of Association due to the proposed share split and the new Companies Act.

The nomination committee has decided to propose re-election of Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Stig-Arne Larsson and Göran Lindén and new-election of Christer Jacobson to the Board of Directors. Jan Kvarnström is proposed as chairman of the Board. Remuneration to the Board of Directors is proposed to SEK 1,600,000, of which SEK 400,000 to the Chairman and SEK 200,000 to each one of the other Directors.

Enclosure: Year-end Report 2005

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO,
phone +46 31 60 74 00 / mobile +46 705-60 74 56

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Postal address: Castellum AB (publ), Box 2269, SE-403 14 Göteborg Visiting address: Kaserntorget 5 Telephone: 031-60 74 00 Fax: 031-13 17 55 E-mail: info@castellum.se.

Office translation

Summons to the Annual General Meeting of Shareholders in

CASTELLUM

The shareholders of Castellum AB (publ) are hereby summoned to a Annual General Meeting of Shareholders on Thursday 23 March 2006, at 5 pm in the Göteborg Concert Hall, Stenhammarsalen, Götaplatsen, Göteborg. The entrance opens at 4 pm.

Registration etc

Shareholders wishing to participate in the Meeting must be listed as shareholders in the share register kept by the VPC by Friday 17 March 2006 and must also have notified their participation in the Meeting to the Company by Friday 17 March 2006, 4 pm, at the latest.

An application for participation in the Meeting can be made by post to Castellum AB (publ), Box 2269, 403 14, Göteborg, by phone +46 (0)31-607 400, by fax +46 (0)31-131 755, by e-mail info@castellum.se, or by filling out a form on www.castellum.se. The application must state name/business name, social security number/corporate identification number, address and telephone number.

Nominee shareholders must temporarily register shares in their own name in order to obtain the right to participate in the Meeting. Such personal registration must have been carried out by the VPC by Friday 17 March 2006. Shareholders must instruct their nominees to obtain such registration in due time before the stated last day.

The annual report, the audit report, the Board's statement regarding proposed distribution of profit to the shareholders and the Board's complete proposal regarding items 15, 16 and 17 below, can be obtained from the Company's office at Kaserntorget 5, Göteborg, and will be sent to shareholders upon request, provided the shareholder states a postal address. The above mentioned documents can also be obtained at the Company's website www.castellum.se and will be available during the Meeting. The Company's annual report will be sent to the Company's shareholders by the turn of February/March 2006.

Items

1. Election of chairman of the meeting.
2. Preparation and approval of voting list.
3. Approval of the agenda.
4. Election of one or two persons to verify the minutes.
5. The issue of whether the Meeting has been duly convened.
6. Presentation of the annual report and audit report as well as the group accounts and the group audit report. Address by the Chairman of the Board and the Chief Executive Officer.

7. Resolution on the adoption of the profit and loss account and balance sheet as well as the consolidated profit and loss account and consolidated balance sheet.

8. Resolution on the allocation of the company's profit in accordance with the adopted balance sheet.

9. Resolution on the discharge from liability towards the company regarding the members of the board and the managing director.

10. The election committee's report on its work.

11. Resolution regarding the number of board members.

12. Resolution regarding the remuneration for the board.

13. Election of board members and chairman of the board.

14. Resolution regarding an election committee until the next Annual General Meeting of Shareholders.

15. The Board's proposal regarding principles for remuneration and other terms of employment for the company management.

16. The Board's proposal regarding alteration of the articles of association.

17. The Board's proposal regarding authorization to the Board to resolve on acquisition and transfer of own shares.

<u>Proposals for Resolution</u>

Item 1
The election committee proposes Mr Sven Unger to preside as chairman of the Meeting.

Item 8
The Board proposes a distribution of 10,50 SEK per share and Tuesday 28 March 2006 as the record day for distribution, which means that the last trading day for shares including distribution will be 23 March 2006. Should the Meeting resolve in accordance with the proposal, the distribution is planned to be effected by Friday 31 March 2006.

Items 11, 12 and 13
An election committee has been established in accordance with the resolution taken at last year's Annual General Meeting of Shareholders, consisting of Mr Lars Öhrstedt, representing AFA, Mr Laszlo Szombatfalvy, Ms Pernilla Klein, representing Tredje AP-fonden and Mr Jan Kvarnström, chairman of the Board. The chairman of the election committee is Mr Lars Öhrstedt.

The election committee has made the following proposals.

(a) The number of board members should be seven, with no deputies.

(b) The remuneration to the board should amount to 1,600,000 SEK out of which 400,000 SEK should be allocated to the chairman and 200,000 SEK should be allocate to each of the remaining board members. The amounts include compensation for committee work.

(c) Mr Jan Kvarnström, Ms Marianne Dicander Alexandersson, Ms Ulla-Britt Fräjdin-Hellqvist, Mr Mats Israelsson, Mr Stig-Arne Larsson and Mr Göran Lindén should be re-elected as board members. Mr Christer Jacobson should be elected as new member of the board. Mr Jan Kvarnström is suggested as chairman of the board.

Mr Christer Jacobson, born in 1946, has previously been as a stock-market commentator and a chief of marketing for Affärsvärlden as well as chief analyst and managing director within the Alfred Berg-group. Since 1995 he is active within his own business Bergsrådet Konsult & Förvaltning AB and he is a member of the board of Enlight International AB as well as the board of Fastighets AB Balder.

Item 14
The election committee suggests that the General Meeting of Shareholders resolves to appoint a new election committee for the time until the Annual General Meeting of Shareholders in 2007, in accordance with the following. The chairman of the board should be assigned to contact the three major shareholders at the time of the expiry of the third quarter 2006, and to invite them to appoint one member each to the election committee. If such a shareholder should not wish to appoint a member, the fourth major shareholder should be consulted and so on. The members appointed accordingly, together with the chairman of the board, responsible for summoning, shall constitute the election committee. The election committee shall appoint a chairman among its members. The names of the members of the election committee shall be published in the Company's interim report for the three first quarters of the year. The election committee shall fulfil the tasks set out in the Code for Company Governance and shall propose a procedure for the purpose of appointing a new election committee.

Should any of the shareholders having appointed a member of the election committee, dispose of a significant part of its shares in the Company before the election committee has fulfilled its task, the member in question must resign – should the election committee so decide – and be replaced by a new member appointed by the shareholder who at the time is the largest shareholder not yet represented in the election committee. In case any of the members of the election committee should seize to represent the shareholder having appointed the member, before the election committee has fulfilled its task, the member in question must resign – should the election committee so decide – and be replaced by a new member appointed by the shareholder. If the ownership of the Company should be altered significantly before the election committee has fulfilled its task, the composition of the election committee should also be altered – should the election committee so decide – in accordance with the above stated principles.

The Company shall bear any necessary costs and expenses having arisen due to the fulfilment of the election committee's obligations.

Item15
The Board's proposal regarding the principles of remuneration and other terms of employment for the management includes the following main items. The remuneration and other terms of employment for the management shall be adjusted to the market conditions. A fixed salary will be paid for work performed in a satisfactory manner. In addition, flexible remunerations may be offered to reward clearly goal-referenced achievements. The flexible remuneration shall be based on simple and transparent constructions and shall generally not exceed the fixed salary.

The pension terms shall be adjusted to market conditions in relation to what is general market practice for the corresponding employment, and shall be based on pension schemes with fixed charges. Dismissal pay and severance pay of a member of the management shall not exceed 24 monthly salaries in total.

Item 16
Considering the development of the Castellum share rate, the Board has resolved to propose a share split 4:1, whereby one old share is replaced by four new shares. In the new Companies Act, coming into force on 1 January 2006, the provisions on par value of shares are replaced by provisions regarding the shares quota value (i.e. the share capital divided by the number of shares). The split is carried out by increasing the number of shares by four times, from 43,001,677 shares to 172,006,708 shares. The planned record day for the split is 27 April 2006.

In order to carry out the split and to update and adapt the Company's articles of association to the new Companies Act, the Board proposes the following main alterations in the articles of association.

(a) The provisions on par value of shares are deleted and replaced by a provision entailing that the number of shares shall be no less than 150,000,000 and no more than 600,000,000.

(b) The provisions regarding the term of office for the board of directors are adapted to the terminology of the new Companies Act.

(c) The provisions regarding the term of office of the auditor are deleted, since this issue is regulated in detail in the new Companies Act.

(d) The provisions regarding the summons to a General Meeting of Shareholders is amended to the effect that the summons shall be published in the Post- och Inrikes Tidningar and Dagens Industri.

(e) Provisions are introduced to the effect that shareholders wishing to participate at a General Meeting of Shareholders must be listed in a transcript of the share register five business days before the meeting instead of ten days before the meeting, as previously stated.

(f) Provisions are introduced regarding the right of the Board of Directors to collect powers of attorney at the Company's expense in accordance with provisions in the new Companies Act.

(g) The provisions regarding who is to open a General Meeting of Shareholders are simplified and adapted to the new Companies Act.

(h) New items are introduced in the instruction on matters to be dealt with at an Annual General Meeting of Shareholders regarding the election committee's report on its work, the resolution of the Meeting regarding the election committee until the next Annual General Meeting of Shareholders and the approval of principles for remuneration and other terms of employment for the Company management.

(i) Finally, the record date provision is amended so that it corresponds to the requirements in the new Companies Act.

The Board finally proposes that the chairman of the Board is authorized to make such possible amendments to the altered articles of association which might be required by the Swedish Companies Registration Office for registration.

Any decision regarding the amendment of the articles of association requires that it is supported by shareholders representing at least two thirds of the votes cast as well as two thirds of the shares represented at the Meeting.

Item 17

The Company has previously acquired own shares amounting to (before the proposed split) 2,001,677 corresponding to about 4,65 % of the total number of shares. The Board's proposal entails that the Board shall be authorized, for the time until the next Annual General Meeting of Shareholders, to acquire as many own shares, on one or several occasions, to such an extent that the company at no time will hold more than 10 % of the total number of shares in the company. Acquisition may take place through trading on the Stockholm Stock Exchange ("the Stock Exchange"), in accordance with the rules relevant at the time. The proposal of the Board furthermore entails that the Board is authorized, for the time until the next Annual General Meeting of Shareholders, to decide on the transfer of own shares in the Company. Transfer of shares may be carried out by trading on the Stock Exchange or in any other way with deviation from the shareholders' right of priority, in accordance with the rules at the relevant time. The proposal of the Board is made to allow the Board to continuously adapt the capital structure of the company to its needs in order to be able to contribute to an increase of the shareholder value and in order to be able to transfer shares in connection with potential acquisitions.

Any decision regarding the acquisition and transfer of own shares requires that it is supported by shareholders representing at least two thirds of the votes cast as well as two thirds of the shares represented at the Meeting.

Göteborg in February 2006

Castellum AB (publ)
The Board of Directors

CASTELLUM

PRESS RELEASE 4/2006

Gothenburg, March 3, 2006

Castellum invests SEKm 205 and sells for SEKm 112

Castellum has decided on investments in an existing property of SEKm 43 and has through wholly owned subsidiaries acquired eight properties for SEKm 162 and sold six properties for SEKm 112.

Aspholmen Fastigheter AB has signed a 10 year contract with Upsala Nya Tidning, UNT, and will now start a reconstruction of H-Centrum in the central parts of Uppsala. About 3,000 sq.m. of office and retail premises will be refurbished for UNT's head office, editorial office and city shop. The investment amounts to SEKm 43 and time for moving in is planned to turn of the year 2006/2007.

Harry Sjögren AB has acquired three commercial properties, two in Gothenburg and one in Mölnlycke, with a total lettable area of approx. 10,600 sq.m. for SEKm 80. Approx. 2,500 sq.m. are office premises and the remaining area are warehouse and industrial premises. One of the properties holds an unutilized building permission of approx. 3,000 sq.m. At the time of taking possession on February 1, in principle all premises were let.

Fastighets AB Briggen has acquired a property in Lund with a total lettable area of 5,500 sq.m. for SEKm 42. Approx. 2,000 sq.m. are office premises and the remaining area are warehouse and industrial premises. The property is located in the Ideon area highly visible from the road E22. At the time of taking possession, which will be no later than December 31 or at an earlier date if agreed, most of the premises will be unlet.

Fastighets AB Brostaden has acquired an unlet industrial property with a lettable area of 1,300 sq.m for SEKm 7. The property is located in Veddesta industrial estate in Järfälla municipality where companies in several fields of business, for instance building trade, warehouse, logistics and commerce, are operating. The property was taken in possession in February.

Fastighets AB Corallen has acquired two commercial properties with a total lettable area of 3,800 sq.m. for SEKm 19. The properties hold a possible building permission of 5,000 sq.m. and is located in Ljungarums industrial estate in Jönköping with good connection to the E4 and close to the central parts. Time of taking possession will be in the beginning of March.

Eklandia Fastighets AB has acquired a commercial property in Gothenburg with a lettable area of approx. 2,000 sq.m. for SEKm 14. The property consists of tree buildings with office, retail and warehouse premises. The property holds an unutilized building permission of approx. 500 sq.m. At the time of taking possession on February 1, all premises were let.

Eklandia has sold one commercial property in Gothenburg with a lettable area of approx. 800 sq.m. for SEKm 7, which by SEKm 1 exceeded fair value. Further more, Eklandia has sold four residential properties in Gothenburg, with a total lettable area of approx. 6,000 sq.m. to new tenant owners' associations. The total sales price of SEKm 98 exceeded fair value by SEKm 23. Possession of the properties was given up on February 1.

Aspholmen Fastigheter AB has sold a smaller office property in Västerås of approx. 2,000 sq.m. for SEKm 7 which by SEKm 2 exceeded fair value.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO,
phone +46 31 60 74 00 / mobile +46 705-60 74 56

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Postal address: Castellum AB (publ), Box 2269, SE-403 14 Göteborg Visiting address: Kaserntorget 5 Telephone: 031-60 74 00 Fax: 031-13 17 55 E-mail: info@castellum.se.

PRESS RELEASE 5/2006

Gothenburg, March 23rd, 2006

Annual General Meeting in Castellum AB

At the Annual General Meeting (AGM) in Castellum AB on March 23rd 2006, the Board of Directors' proposal of a dividend of SEK10.50 was confirmed. Tuesday March 28th, 2006 was decided as record day for dividend.

The AGM decided that the remuneration to the Board should amount to SEK 1,600,000, of which SEK 400,000 shall be allocated to the chairman and SEK 200,000 to each of the remaining board members. The amounts include compensation for committee work.

The AGM decided to re-elect Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Stig-Arne Larsson and Göran Lindén to the Board of Directors and elect Christer Jacobson as new member of the Board. Jan Kvarnström was elected Chairman of the Board.

The AGM decided to appoint an election committee to make proposals to the 2007 AGM regarding among other things, election of members of the Board of Directors and auditors. The election committee will be established by the Chairman contacting the three major shareholders at the end of the third quarter 2006 and invite them to appoint one member each to the election committee. The names of the members of the election committee will be published in Castellum's interim report for the third quarter 2006.

The AGM confirmed the Board of Directors' proposal regarding the principles of remuneration and other terms of employment for the management.

The AGM confirmed the Board of Directors' proposal regarding a share split 4:1, whereby one old share is replaced by four new shares and the Boards proposal to update and adapt the Company's Articles of Association to the new Companies Act. The planned record day for the split is April 27th, 2006.

The AGM decided to authorize the Board – in order to adjust the company's capital structure – if required until the next AGM, to be able to purchase own shares corresponding to a maximum of 10 percent of all shares in the company. In addition the AGM decided to authorize the Board, until the next AGM – in order to adjust the company's capital structure – to be able to transfer own shares held by the company.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO,
phone +46 31 60 74 00 / mobile +46 705-60 74 56

Printer friendly

Postal address: Castellum AB (publ), Box 2269, SE-403 14 Göteborg Visiting address: Kaserntorget 5 Telephone: 031-60 74 00 Fax: 031-13 17 55 E-mail: info@castellum.se.

PRESS RELEASE 6/2006

Gothenburg April 19, 2006

Castellum's income from property management improved by 10%

Rental income for the period January – March 2006 amounted to SEKm 490 (SEKm 470 corresponding period previous year).
Net income after tax for the year amounted to SEKm 239 (163), equivalent to SEK 5.83 (3.98) per share.
Income from property management improved by 10% to SEKm 194 (176), equivalent to SEK 4.73 (4.29) per share.
The last day for trading the Castellum share before the share split 4:1 is April 24.

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 194 (176), equivalent to SEK 4.73 (4.29) per share. The improvement amounts to 10%.

During the period changes in value on properties and derivatives amounted to, respectively SEKm 52 (70) and SEKm 85 (-18). After deduction for tax SEKm 92 (65) net income for the period was SEKm 239 (163) equivalent to SEK 5.83 (3.98) per share.

During the period investments totalling SEKm 362 (183) were made, of which SEKm 169 (85) were acquisitions and SEKm 193 (98) investments in existing properties. Further, six (14) properties were sold for a total of SEKm 112 (310).

"I'm pleased that our overall objective of growth in income from property management of at least 10% was achieved, despite higher operating expenses due to the cold and snowy winter" comments Castellum's CEO, Håkan Hellström.

Enclosure: Interim Report January – March 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 21 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO,
phone +46 31 60 74 00 / mobile +46 705-60 74 56

Printer friendly

Postal address: Castellum AB (publ), Box 2269, SE-403 14 Göteborg Visiting address: Kaserntorget 5 Telephone: 031-60 74 00 Fax: 031-13 17 55 E-mail: info@castellum.se.

PRESS RELEASE 2/2006

Gothenburg, February 8, 2006

The Swedish version of Castellum's Annual Report 2005 is now available on www.castellum.se

The Swedish version of Castellum's Annual Report 2005 is now available on our website. The English version will be available on the website during the week beginning Monday February 27.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO,
phone +46 31 60 74 00 / mobile +46 705-60 74 56

Printer friendly

Postal address: Castellum AB (publ), Box 2269, SE-403 14 Göteborg Visiting address: Kaserntorget 5 Telephone: 031-60 74 00 Fax: 031-13 17 55 E-mail: info@castellum.se.

PRESS RELEASE 3/2006

RECEIVED
2007 MAR 21 A 10:31

Gothenburg, February 21st, 2006

Proposals to the AGM in Castellum AB

At the Annual General Meeting (AGM) of shareholders in Castellum AB on Thursday, March 23rd, 2006, the following proposals will be put forward.

The Board proposes a dividend of SEK 10.50 per share and Tuesday, March 28th, 2006 as record day for dividend.
The Board proposes a 4:1 share split, by which every old share is replaced by four new shares.
In order to adjust the Articles of Association, due to the proposed share split and the new Companies Act, the Board proposes an alteration of the Articles of Association.
The Board proposes a renewed mandate for the Board to decide on purchase or transfer of the company's own shares until the next AGM.
The election committee proposes re-election of Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Stig-Arne Larsson and Göran Lindén. Christer Jacobson, formerly active in Affärsvärlden and in the Alfred Berg Group and currently running his own consulting business is proposed as new Board member. Jan Kvarnström is proposed as Chairman of the Board of Directors.
The election committee proposes the AGM to decide on appointing an election committee to make proposals to the AGM 2007 regarding the number of Board members, election of members of the Board, including chairman, and remuneration for the Board of Directors. The election committee will be established by the Chairman contacting the three major shareholders at the end of the third quarter 2006 and to invite them to appoint one member each to the election committee. The names of the members of the election committee will be published in the company's interim report for the third quarter 2006.

The Board's proposals as well as other items on the agenda are found on the invitation to attend the AGM, which was published in the Swedish newspapers Post & Inrikes Tidningar, Svenska Dagbladet and Göteborgs-Posten, and on www.castellum.se.

Enclosure: Invitation

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact

Håkan Hellström, CEO,
phone +46 31 60 74 00 / mobile +46 705-60 74 56

Printer friendly

Postal address: Castellum AB (publ), Box 2269, SE-403 14 Göteborg Visiting address: Kaserntorget 5 Telephone: 031-60 74 00 Fax: 031-13 17 55 E-mail: info@castellum.se.

This page printed from: http://www.castellum.se/index.php?id=1062

CASTELLUM



In Mölnlycke, a property comprising both office as well as warehouse and industiral premises was acquired in February.

Interim Report January-March 2006

Interim Report January-March 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 21 billions, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Alingsås), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Mälardalen (Örebro, Västerås, Uppsala) and Western Småland (Värnamo, Jönköping, Växjö).

The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

- Rental income for the period January-March 2006 amounted to SEKm 490 (SEKm 470 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 239 (163), equivalent to SEK 5.83 (3.98) per share.
- Income from property management improved by 10% to SEKm 194 (176), equivalent to SEK 4.73 (4.29) per share.
- The last day for trading the Castellum share before the share split 4:1 is April 24.

DATA PER SHARE

SEK	2006 Jan-March	2005 Jan-March	2005	2004	2003	2002	2001	2000
Income property management	4.73	4.29	20.00	18.07	16.29	15.10	13.20	10.62
Change	**+10%**		**+11%**	**+11%**	**+8%**	**+14%**	**+24%**	
Net income after tax	5.83	3.98	31.56	22.34	10.73	16.00	22.71	16.30
Change	**+46%**		**+41%**	**+108%**	**-33%**	**-30%**	**+39%**	
Dividend			10.50	9.50	8.50	7.50	6.50	5.50
Change			**+11%**	**+12%**	**+13%**	**+15%**	**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate porfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*
- *The objective is to report annual investments of at least SEKm 1,000 in properties with potential and sales of properties to which no further value can be added by management of at least SEKm 500 per year.*
- *The objective for the capital structure will be an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.*
- *The objective is to distribute at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, www.castellum.se

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 194 (176), equivalent to SEK 4.73 (4.29) per share. The improvement is 10% and has been achieved chiefly through lower interest rate levels.

INCOME FROM PROPERTY MANAGEMENT PER SHARE



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
5.50 5.00 4.50 4.00 3.50 3.00 2.50 2.00 1.50 1.00 0.50 0.00
22.00 20.00 18.00 16.00 14.00 12.00 10.00 8.00 6.00 4.00 2.00 0.00
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

During the first quarter, changes in value on properties and derivatives amounted to, respectively, SEKm 52 (70) and SEKm 85 (-18). Net income for the period was SEKm 239 (163), equivalent to SEK 5.83 (3.98) per share.

Rental income

Group rental income amounted to SEKm 490 (470). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1.083 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 623 per sq.m. Rental levels have increased by 1% compared with previous year, mainly as an effect of indexation.

Castellum has a wide spread of risk in the commercial lease portfolio consisting of approx. 3.700 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate for office and retail properties were 87.8% and for warehouse and industrial properties 86.4%. The occupancy rate, adjusted for acquisitions and sales, has compared to previous year in principle remained unchanged for office and retail properties, while it is lower for warehouse and industrial properties. The total rental value for vacant premises during the year amounts to approx. SEKm 288 on an annual basis.

Net leasing (i.e. annual value of gross leasing less contracts terminated) for the period was SEKm 16 (12). The level of gross leasing has been consistently high during the last three quarters, over SEKm 60 per quarter. Even if terminations also have increased somewhat the positive trend in net leasing continues. The time difference between reported net leasing and the effect in income thereof is estimated to between 6-18 months.

NET LEASING



Isolated quarter, SEKm
New leases
Terminations
Net leasing, rolling annual value
120 100 80 60 40 20 0 -20 -40 -60 -80
2000 2001 2002 2003 2004 2005 2006

The rental market is still characterized by stable rental levels and a high activity. The trend with a slowly increasing demand for both larger as well as smaller premises remains. The turnover rate in the lease portfolio is high and creates many opportunities for business, which favours Castellum that has a strong presence on each local market.

The real estate market has during the first quarter been characterized by stable real estate prices and a continued strong demand from both Swedish as well as international investors. The segmentation of the market continues with different kinds of real estate investors looking for different types of objects. A notable change is that more and more foreign investors are beginning to sell properties with development potential, which has increased the supply on the market during the first quarter this year.

Property costs

Property costs amounted to SEKm 200 (178) corresponding to SEK 300 per sq.m. (287). The increase in costs per sq.m. was 5% and is chiefly explained by higher costs for heating and snow clearance.

Central administrative expenses

Central administrative expenses were SEKm 14 (13). This includes costs for a profit and share price related incentive plan for senior management of SEKm 2 (3).

Net financial items

Net financial items were SEKm –82 (–103). The average interest rate level during the period was 3.5% (4.8%).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would affect net financial items by SEKm 46 during the following year, equivalent to 5% of income from property management.

Changes in value

During the period six properties (14) were sold for a total of SEKm 112 (310), which gave SEKm 26 in realized results. The majority of the sales are residential properties being sold to tenant owners' associations.

Based on annual business plans an internal valuation of all properties using a 10 year cash flow-based model is carried out at the year-end, which is ensured by an external valuation of approx. 50% of the total value. The internal valuation, which forms the properties' fair value according to the balance sheet, is updated during the year due to acquisitions, sales and investments in existing properties as well as significant events such as changes in required yields, major new leases and terminations not taken into consideration in previous valuation. Based upon the internal valuation the unrealized change in value during the period is calculated to SEKm 26 (27).

Castellum's average interest rate for funding was 3.6% at the end of the period. The market interest rate for a credit portfolio with the equivalent interest rate maturity structure is 3.4%. Since the market interest rate is lower there is a sub value in the interest rate portfolio, which as the end of the period, was SEKm 148 (409). During the period, the value has changed by SEKm 85 (–18), which is chiefly explained by increasing market interest rates.

Tax

Due to the opportunity to make depreciations for tax purposes, deductions of investments deductible for tax purposes and to utilize tax loss carry forwards, there are no paid tax costs.

There is, however, a deferred tax cost of SEKm 92, referring to 28% of utilized tax loss carry forwards, the deferred taxation from depreciation for tax purposes and investments deductible for tax purposes, and changes in value. The remaining tax loss carry forwards have been calculated to SEKm 384.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated to well-situated working-areas with good means of communication and services.

Investments and sales

During the period, the following changes in the real estate portfolio have occurred.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on January 1, 2006	21 270	494
+ Acquisitions	169	8
+ Investments in existing properties	193	–
– Sales	– 86	– 6
+ Unrealized change in value	26	–
Real estate portfolio on March 31, 2006	21 572	496

During the period investments totalling SEKm 362 (183) were made, of which SEKm 169 (85) were acquisitions and SEKm 193 (98) investments in existing properties. Of the total investments, SEKm 175 related to Greater Gothenburg, SEKm 76 to the Öresund Region, SEKm 48 to Greater Stockholm, SEKm 33 to Mälardalen and SEKm 30 to Western Småland.

INVESTMENTS



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
Investments in existing properties
Acquisitions
800
700
600
500
400
300
200
100
0
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006

CASTELLUM'S REAL ESTATE PORTFOLIO 31-03-2006

	31-03-2006				January-March 2006						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	69	358	4 096	*11 453*	100	*1 126*	88.9%	90	28	*311*	62
Öresund Region	45	303	4 224	*13 916*	92	*1 210*	89.7%	82	24	*319*	58
Greater Stockholm	37	248	2 496	*10 078*	74	*1 197*	81.3%	60	25	*404*	35
Mälardalen	46	215	1 593	*7 400*	49	*908*	88.2%	43	15	*282*	28
Western Småland	37	203	1 511	*7 438*	44	*863*	92.2%	41	17	*320*	24
Total office/retail	**234**	**1 327**	**13 920**	***10 488***	**359**	***1 083***	**87.8%**	**316**	**109**	***327***	**207**
Warehouse/industrial											
Greater Gothenburg	85	479	2 727	*5 696*	77	*640*	92.0%	70	20	*175*	50
Öresund Region	40	283	1 584	*5 599*	43	*610*	80.4%	35	12	*164*	23
Greater Stockholm	32	195	1 110	*5 691*	37	*760*	86.4%	32	13	*259*	19
Mälardalen	36	148	634	*4 278*	22	*605*	83.3%	19	8	*211*	11
Western Småland	32	167	592	*3 544*	19	*451*	81.3%	15	5	*134*	10
Total warehouse/industrial	**225**	**1 272**	**6 647**	***5 225***	**198**	***623***	**86.4%**	**171**	**58**	***184***	**113**
Residential											
Gothenburg	2	2	30	*12 043*	1	*1 011*	99.7%	1	0	*508*	1
Helsingborg	2	17	240	*14 522*	4	*1 062*	99.3%	4	2	*385*	2
Total residential	**4**	**19**	**270**	***14 196***	**5**	***1 056***	**99.4%**	**5**	**2**	***401***	**3**
Total	**463**	**2 618**	**20 837**	***7 958***	**562**	***859***	**87.4%**	**492**	**169**	***258***	**323**
Leasing and property administration									28	*42*	–28
Total after leasing and property administration									**197**	***300***	**295**
Development projects	5	46	359	–	3	–	–	1	1	–	0
Undeveloped land	28	–	376	–	–	–	–	–	–	–	–
Total	**496**	**2 664**	**21 572**	**–**	**565**	**–**	**–**	**493**	**198**	**–**	**295**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 295 accounted for above and the net operating income of SEKm 290 in the income statement is explained by the deduction of the net operating income of SEKm 0 on properties sold during the period, as well as the adjustment of the net operating income of SEKm 5 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS


Office/Retail 64%
Warehouse/ Industrial 35%
Residential 1%

RENTAL VALUE BY REGION, EXCL. PROJECTS


Greater Gothenburg 32%
Greater Stockholm 20%
Mälardalen 12%
Öresund Region 25%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2006 Jan-March	2005 Jan-March	2005 Jan-Dec
Rental value, SEK/sq.m.	859	863	851
Economic occupancy rate	87.4%	88.5%	88.1%
Property costs, SEK/sq.m.	300	287	247
Net operating income, SEK/sq.m.	451	477	502
Fair value, SEK/sq.m.	7 958	7 659	7 930
Number of properties	496	481	494
Lettable area, thousand sq.m.	2 664	2 496	2 651

SEGMENT INFORMATION

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2006 Jan-March	2005 Jan-March	2006 Jan-March	2005 Jan-March
Greater Gothenburg	159	151	131	134
Öresund Region	120	119	98	115
Greater Stockholm	92	90	49	51
Mälardalen	64	56	34	30
Western Småland	55	54	30	32
Total	**490**	**470**	**342**	**362**

Financing

FINANCING 31-03-2006



Shareholders' equity
SEKm 8 749 (40%)
Deferred tax liabilities
SEKm 2 229 (10%)
Derivatives
SEKm 148 (1%)
Interest bearing liabilities
SEKm 9 812 (45%)
Non interest-bearing
liabilities
SEKm 753 (4%)

Shareholders' equity

Shareholders' equity was SEKm 8,749 (8,940), representing an equity/assets ratio of 40% (42%). The dividend decided by the annual general meeting in March has reduced shareholders' equity by SEKm 430.

In order to regulate the company's capital structure the company can repurchase 2.3 million own shares in addition to the 2 million shares which were repurchased earlier.

Interest-bearing liabilities

As of 31 March, 2006 Castellum had long term binding credit agreements totalling SEKm 10,950 (10,956), short term binding credit agreements totalling SEKm 428 (422) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,829 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 8 (5), net interest-bearing liabilities were SEKm 9,804 (9,391). The average duration of Castellum's long term credit agreements as of 31 March, 2006 was 5.9 years.

The average effective interest rate as of 31 March, 2006 was 3.6% (3.5%). The average fixed interest term on the same date was 2.5 years (2.7) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 12 months was 57% (57%). According to the Financial Policy, the average fixed interest term will be 1.5-3 years and the share of interest rate maturity during the next 12 months will be no more than 60%.

INTEREST RATE AND LOAN MATURITY STRUCTURE 31-03-2006

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity, SEKm	Average interest rate	Credit agreements, SEKm	Utilized, SEKm
0-1 year	5 604	2.8%	3 257	2 904
1-2 years	500	5.1%	–	–
2-3 years	700	4.1%	700	250
3-4 years	450	5.2%	1 750	750
4-5 years	200	5.2%	–	–
5-10 years	2 350	4.7%	8 500	5 900
Total	**9 804**	**3.6%**	**14 207**	**9 804**



Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to previous year.

Net Asset Value

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to the value range of +/– 5-10% used in property valuations, which shall reflect the uncertainty that exists in the assumptions and calculations made. Further, the effective tax is expected to be lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted.

In all this gives, with the assumption of a value range of +/– 5% on property level and with the assumption of a calculated effective tax rate of 10%, a net asset value in the range below.

NET ASSET VALUE

SEKm		
Net asset value according to the balance sheet	8 749	
Reversed 28% deferred tax	2 229	
Uncertainty range -/+ 5% on properties	– 1 079	1 079
Pre tax net asset value	9 899	12 057
SEK/share	*241*	*294*
Calculated deferred tax 10%	– 688	– 904
Net asset value after 10% tax	9 211	11 153
SEK/share	*225*	*272*

Share Split

The Annual General Meeting on March 23, 2006 decided to carry out a share split 4:1, by which every old share is replaced by four new shares. This means that the number of registered shares increases from 43,001,677 to 172,006,708 and the number of outstanding shares increases from 41,000,000 to 164,000,000.

Last day for trading shares before the split is April 24, 2006 and record day for the share split is April 27, 2006. VPC will send out information about the completed split to the shareholders on May 3, 2006.

First day for trading shares after the split is April 25, 2006.

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm 58 (–14) of which SEKm 85 (–18) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 2 (2).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consists mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,727 (3,727) and interest-bearing internal financing of the subsidiaries was SEKm 10,262 (9,925). Financing has chiefly been provided through shareholders' equity of SEKm 3,654 (4,026), of which SEKm 3,548 (3,920) is non-restricted equity, and external liabilities of SEKm 9,804 (9,387).

Gothenburg April 19, 2006

Håkan Hellström
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2006 Jan-March	2005 Jan-March	Rolling 12 months April 05-March 06	2005 Jan-Dec
Rental income	490	470	1 927	1 907
Operating expenses	– 124	– 105	– 372	– 353
Maintenance	– 24	– 23	– 94	– 93
Ground rent	– 4	– 4	– 16	– 16
Real estate tax	– 20	– 20	– 69	– 69
Leasing and property administration	– 28	– 26	– 108	– 106
Net operating income	**290**	**292**	**1 268**	**1 270**
Central administrative expenses	– 14	– 13	– 69	– 68
Net financial items	– 82	– 103	– 361	– 382
Income from property management	**194**	**176**	**838**	**820**
Changes in value				
Properties, realized	26	43	54	71
Properties, unrealized	26	27	860	861
Derivatives, realized	–	–	14	14
Derivatives, unrealized	85	– 18	49	– 54
Income before tax	**331**	**228**	**1 815**	**1 712**
Current tax	–	– 27	26	– 1
Deferred tax	– 92	– 38	– 471	– 417
Net income for the period/year	**239**	**163**	**1 370**	**1 294**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

DATA PER SHARE

	2006 Jan-March	2005 Jan-March	Rolling 12 months April 05-March 06	2005 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	5.83	3.98	33.41	31.56
Income from property management, SEK	4.73	4.29	20.44	20.00
Outstanding number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Fair value of properties, SEK	526	473	526	519
Shareholders' equity, SEK	213	190	213	218

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution.

FINANCIAL KEY RATIOS

	2006 Jan-March	2005 Jan-March	Rolling 12 months April 05-March 06	2005 Jan-Dec
Net operating income margin	59%	62%	66%	67%
Interest coverage ratio	337%	271%	332%	315%
Return on equity	7.4%	6.9%	16.5%	15.2%
Return on total capital	5.4%	6.1%	10.2%	10.4%
Investments, SEKm	362	183	1 536	1 357
Sales, SEKm	112	310	270	468
Equity/assets ratio	40%	40%	40%	42%
Borrowing ratio	46%	44%	46%	45%

BALANCE SHEET

SEKm	2006 31 March	2005 31 March	2005 31 Dec
Assets			
Investment properties	21 572	19 392	21 270
Other fixed assets	14	11	14
Current receivables	97	93	89
Cash and bank	8	53	5
Total assets	**21 691**	**19 549**	**21 378**
Shareholders' equity and liabilities			
Shareholders' equity	8 749	7 809	8 940
Deferred tax liability	2 229	1 705	2 126
Long term interest-bearing liabilities	9 812	8 566	9 396
Derivatives	148	409	233
Non-interest-bearing liabilities	753	1 060	683
Total shareholders' equity and liabilities	**21 691**	**19 549**	**21 378**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend (SEK 9.50 per share)	-	–	–	- 389	- 389
Net income January-March 2005	-	–	–	163	163
Shareholders' equity 31-03-2005	*41 000*	**86**	**20**	**7 703**	**7 809**
Net income April-December 2005	–	–	–	1 131	1 131
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend (SEK 10.50 per share)	-	–	–	- 430	- 430
Net income January-March 2006	-	–	–	239	239
Shareholders' equity 31-03-2006	*41 000*	**86**	**20**	**8 643**	**8 749**

CASH FLOW STATEMENT

SEKm	2006 Jan-March	2005 Jan-March	2005 Jan-Dec
Net operating income	290	292	1 270
Central administrative expenses	- 14	- 13	- 68
Reversed depreciations	1	1	5
Net financial items paid	- 67	- 86	- 446
Tax paid on income from property management	–	–	- 1
Cash flow from operating activities before change in working capital	**210**	**194**	**760**
Change in current receivables	- 10	- 21	- 32
Change in current liabilities	15	- 3	42
Cash flow from operating activities	**215**	**170**	**770**
Investments in existing properties	- 193	- 98	- 597
Property acquisitions	- 158	- 77	- 710
Change in liabilities at acquisitions of property	40	- 1	74
Property sales	112	310	468
Change in receivables at sales of property	2	13	30
Other net investments	- 1	- 3	- 12
Cash flow from investment activities	**- 198**	**144**	**- 747**
Change in long term liabilities	416	- 268	562
Closing derivatives	–	–	- 198
Dividend paid	- 430	–	- 389
Cash flow from financing activities	**- 14**	**- 268**	**- 25**
Cash flow for the period/year	**3**	**46**	**- 2**
Cash and bank, opening balance	5	7	7
Cash and bank, closing balance	**8**	**53**	**5**

The Castellum Share

The Castellum share is listed on Stockholmsbörsen's (Stockholm Exchange) O-list, Attract 40. At the end of the period the company had about 7,900 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS

Shareholders as of 31-03-2006	Number of shares, thousand	Percentage of voting rights and capital
SEB Securities Services	2 700	6.6%
László Szombatfalvy	2 500	6.1%
AFA Sjukförsäkrings AB	1 781	4.3%
Handelsbanken Equity Finance	1 389	3.4%
AMF, Pensionsförsäkrings AB	856	2.1%
Carnegie Investment Bank AB	846	2.1%
Nordea Bank AB	742	1.8%
Morgan Stanley Equity Finance AB	713	1.7%
Kåpan Pensioner Försäkringsförening	698	1.7%
Tredje AP-fonden	657	1.6%
Other shareholders registered in Sweden	14 765	36.0%
Shareholders registered abroad	13 353	32.6%
Total outstanding shares	41 000	100.0%
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-03-2006



Great Britain 9%
Luxembourg 2%
USA 8%
The Netherlands 2%
Other 12%
Sweden 67%
Of which
Funds, insurance comp etc. 22%
Private persons, private comp 41%
AP-funds 2%
Trusts, associations etc. 2%

The Castellum share price as at March 31, 2006 was SEK 329.50 equivalent to a market value of SEK 13.5 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 8.4 million shares were traded, equivalent to an average of 131,000 shares per day, corresponding on an annual basis to a turnover rate of 81%.

During the last 12-month period the total yield of the Castellum share has been 47.2% including dividend of SEK 10.50 per share. Since the IPO on May 23, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 25.9% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	April 2005 - March 2006	On average per year May 1997- March 2006
The Castellum Share	47.2%	25.9%
Stockholm Stock Exchange (SIX)	44.8%	10.4%
Real Estate Index Sweden (EPRA)	47.0%	21.4%
Real Estate Index Europe (EPRA)	46.5%	16.0%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23, 1997 UNTIL APRIL 13, 2006



Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Castellum share price
Castellum share price incl. dividend
Stockholm Stock Exchange (SIX incl dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Turnover per month

CALENDAR

Half-year Report January-June 2006	18 July, 2006
Interim Report January-September 2006	18 October, 2006
Year-end Report 2006	24 January, 2007
Annual General Meeting	22 March, 2007

For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00 or visit Castellum's website.

www.castellum.se
On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

All photos in this Interim Report show the property Hönekulla 1:571 in Mölnlycke, which was acquired in February.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

PRESS RELEASE 7/2006

Gothenburg, July 10th, 2006

Castellum invests SEKm 656

Castellum has through wholly owned subsidiaries acquired 12 properties for SEKm 630, decided on investments in an existing property of SEKm 26 and sold one property for SEKm 13.

A commercial property in Uppsala with a lettable area of approx. 10,000 sq.m. has been acquired for SEKm 119. The property, located in the shopping area Boländerna, holds an unutilized building permission of approx. 3,000 sq.m. At the time of taking possession on June 1st, in principle all premises were let.

A commercial property in Örebro with a lettable area of approx. 10,500 sq.m. has been acquired for SEKm 41. The property located in the Holmen area, holds an unutilized building permission of approx. 6,000 sq.m. The nearness to E18/E20 provides good exposure as well as good accessibility. At the time of taking possession in May the occupancy rate was approx 75 %.

Further more three smaller commercial properties, one in Örebro, one in Malmö and one in Växjö with a total lettable area of approx. 4 800 sq.m. and one undeveloped property in Malmö with a land area of 8,200 sq.m. have been acquired for a total of SEKm 34.

Following the signing of a six year lease contract refurbishment and new construction have started on Sesamfröet 1 in Mölndal. Approx. 2,000 sq.m. will be refurbished and approx. 1,000 sq.m. is new construction. At the time of taking possession in the autumn of 2005, the property was unlet. The investment will amount to SEKm 26 and at the time of moving in, which is set to the turn of the year 2006/2007, all premises will be let.

A smaller residential property in the eastern parts of Gothenburg has been sold for SEKm 13. The property holds 14 apartments with a total area of approx. 1,000 sq.m.

The above mentioned transactions have been completed during May and June.

In the beginning of July, six commercial properties located in Solna, Kista, Vällingby and Upplands-Väsby with a total lettable area of approx 48,000 sq.m. mostly office premises, have been acquired for SEKm 436. All properties have good access to major roads and good public transportations. At the time of taking possession, which will be at the turn of the months August/September, the economic occupancy rate is estimated to approx. 45 %.

The present managing director of the subsidiary Fastighets AB Briggen, Bengt Arne Johansson, will after 10 years as MD, retire during the second part of 2006. As new managing director from September 1st, 2006, Gunnar Östenson has been appointed. Gunnar Östenson has previously been active in IKEA and Skanska.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 22 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO,
phone +46 31 60 74 00 / mobile +46 705-60 74 56

Printer friendly

Postal address: Castellum AB (publ), Box 2269, SE-403 14 Göteborg Visiting address: Kaserntorget 5 Telephone: 031-60 74 00 Fax: 031-13 17 55 E-mail: info@castellum.se.

PRESS RELEASE 8/2006

Gothenburg July 18th, 2006

Castellum's net leasing continues strong

Rental income for the period January – June 2006 amounted to SEKm 984 (SEKm 942 corresponding period previous year).
Net income after tax for the year amounted to SEKm 668 (546), equivalent to SEK 4.07 (3.33) per share.
Income from property management improved by 10% to SEKm 417 (379), equivalent to SEK 2.54 (2.31) per share.
Net leasing has continued its strong trend during the period and amounted to SEKm 41, which is almost twice as much as previous year.

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 417 (379), equivalent to SEK 2.54 (2.31) per share. The improvement amounts to 10%.

During the period changes in value on properties and derivatives amounted to, respectively SEKm 325 (531) and SEKm 168 (-155). After deduction for tax of SEKm 242 (209) net income for the period was SEKm 668 (546) equivalent to SEK 4.07 (3.33) per share.

During the period investments totalling SEKm 834 (736) were made, of which SEKm 361 (499) were acquisitions and SEKm 473 (237) investments in existing properties. Further, 7 (24) properties were sold for a total of SEKm 126 (428). Including acquisitions made in the beginning of July the investments during the year amounts to SEK 1.3 billion.

"I'm very pleased that Castellum's organisation has been successful in handling the good demand for premises" comments Castellum's CEO, Håkan Hellström. "Net leasing together with investments made mean good conditions for a positive development in future earnings" adds Håkan Hellström.

Enclosure: Half-year Report January – June 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 22 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO,

phone +46 31 60 74 00 / mobile +46 705-60 74 56

Printer friendly

Postal address: Castellum AB (publ), Box 2269, SE-403 14 Göteborg Visiting address: Kaserntorget 5 Telephone: 031-60 74 00 Fax: 031-13 17 55 E-mail: info@castellum.se.

This page printed from: http://www.castellum.se/index.php?id=1078

CASTELLUM



In Arendal, next to the Port of Gothenburg, a warehouse and logistics property comprising 27,000 sq.m. has been developed. A contract has been signed with an international logistics company for the entire property.

Half-year Report January-June 2006

Half-year Report January-June 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 22 billions, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Kungsbacka), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Mälardalen (Örebro, Västerås, Uppsala) and Western Småland (Värnamo, Jönköping, Växjö).

The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

- Rental income for the period January-June 2006 amounted to SEKm 984 (SEKm 942 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 668 (546), equivalent to SEK 4.07 (3.33) per share.
- Income from property management improved by 10% to SEKm 417 (379), equivalent to SEK 2.54 (2.31) per share.
- Net leasing has continued its strong trend during the period and amounted to SEKm 41, which is almost twice as much as previous year.

DATA PER SHARE

SEK	2006 Jan-June	2005 Jan-June	2005	2004	2003	2002	2001	2000
Income property management	2.54	2.31	5.00	4.52	4.07	3.77	3.30	2.65
Change	**+10%**		**+11%**	**+11%**	**+8%**	**+14%**	**+25%**	
Net income after tax	4.07	3.33	7.89	5.59	2.68	4.00	5.68	4.07
Change	**+22%**		**+41%**	**+109%**	**-33%**	**-30%**	**+40%**	
Dividend			2.63	2.38	2.13	1.88	1.63	1.38
Change			**+11%**	**+12%**	**+13%**	**+15%**	**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate porfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*
- *The objective is to report annual investments of at least SEKm 1,000 in properties with potential and sales of properties to which no further value can be added by management of at least SEKm 500 per year.*
- *The objective for the capital structure will be an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.*
- *The objective is to distribute at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, www.castellum.se

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 417 (379), equivalent to SEK 2.54 (2.31) per share. The improvement is 10% and has been achieved chiefly through lower interest rate levels.

INCOME FROM PROPERTY MANAGEMENT PER SHARE



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.50
1.25
1.00
0.75
0.50
0.25
0.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

During the first half-year, changes in value on properties and derivatives amounted to, respectively, SEKm 325 (531) and SEKm 168 (–155). Net income for the period was SEKm 668 (546), equivalent to SEK 4.07 (3.33) per share.

Rental income

Group rental income amounted to SEKm 984 (942). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with in principle unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1,084 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 622 per sq.m. Rental levels have increased by 1% compared with previous year.

Castellum has a wide spread of risk in the commercial lease portfolio consisting of approx. 3,700 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate for office and retail properties were 88.0% and for warehouse and industrial properties 86.7%, which is a slight increase compared to the first quarter this year. The total rental value for vacant premises amounts to approx. SEKm 290 on an annual basis.

Net leasing (i.e. annual value of gross leasing less contracts terminated) for the period was SEKm 41 (23). The positive trend in gross leasing has continued during the second quarter and it has been on a consistently high level during the last four quarters. Even if terminations also have increased somewhat the positive trend in net leasing continues. The time difference between reported net leasing and the effect in income thereof is estimated to between 6-18 months.

NET LEASING



Isolated quarter, SEKm
New leases
Terminations
Net leasing, rolling annual value
120
100
80
60
40
20
0
-20
-40
-60
-80
2000 2001 2002 2003 2004 2005 2006

The rental market, regarding the demand for commercial premises, is strong on all of Castellum's local markets. Rental levels are continuing stable.

The real estate market has during the second quarter been characterized by a continued high activity on both all of Castellum's local markets as for types of properties. The largest interests have remained for larger portfolios from both international and Swedish investors. The real estate prices have in general been slowly increasing and developed during the spring towards a more distinct differentiation between properties with development potential and mature properties.

Property costs

Property costs amounted to SEKm 365 (327) corresponding to SEK 274 per sq.m. (258). The increase in costs per sq.m. was 6% and is chiefly explained by higher costs for heating.

Central administrative expenses

Central administrative expenses were SEKm 32 (30). This includes costs for a profit and share price related incentive plan for senior management of SEKm 4 (6).

Net financial items

Net financial items were SEKm –170 (–206). The average interest rate level during the period was 3.6% (4.7%).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would affect net financial items by SEKm 49 during the following year, equivalent to 6% of income from property management.

Changes in value

During the period 7 properties (24) were sold for a total of SEKm 126 (428), which gave SEKm 29 (61) in realized results. The majority of the sales are residential properties being sold to tenant owners' associations.

To reflect the increase in prices seen on the real estate market during the first half-year, assessments of reduced market yields by on average 0.1 percentage unit have been made in the internal valuation. Based upon the internal valuation the unrealized change in value during the period is calculated to SEKm 296 (470).

Castellum's average interest rate for funding was 3.7% at the end of the period. The market interest rate for a credit portfolio with the equivalent interest rate maturity structure is 3.6%. Since the market interest rate is lower there is a sub value in the interest rate portfolio, which as the end of the period, was SEKm 65 (233). During the period, the value has changed by SEKm 168 (–155), which is chiefly explained by increasing market interest rates.

Tax

Due to the opportunity to make depreciations for tax purposes, deductions of investments deductible for tax purposes and to utilize tax loss carry forwards, there are no paid tax costs.

There is, however, a deferred tax cost of SEKm 242, referring to utilized tax loss carry forwards, the deferred taxation from depreciation for tax purposes and investments deductible for tax purposes, and changes in value. The remaining tax loss carry forwards have been calculated to SEKm 259.

Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

Share Split

The share split 4:1 decided by the Annual General Meeting was carried out in April, by which the number of registered shares during the period increased from 43,001,677 to 172,006,708 and the number of outstanding shares during the period increased from 41,000,000 to 164,000,000. Last day for trading shares prior to the split was April 24, 2006 and record day for the share split was April 27, 2006.

All share related key ratios in this half-year report have been recalculated based on the share split.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated to well-situated working-areas with good means of communication and services.

Investments and sales

During the period, the following changes in the real estate portfolio have occurred.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2006	21 270	494
+ Acquisitions	361	13
+ Investments in existing properties	473	–
– Sales	– 97	– 7
+ Unrealized changes in value	296	–
Real estate portfolio on 30 June, 2006	22 303	500

During the period investments totalling SEKm 834 (736) were made, of which SEKm 361 (499) were acquisitions and SEKm 473 (237) investments in existing properties. Of the total investments, SEKm 292 related to Greater Gothenburg, SEKm 260 to Mälardalen, SEKm 133 to the Öresund Region, SEKm 96 to Greater Stockholm and SEKm 53 to Western Småland.

INVESTMENTS



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
Investments in existing properties
Acquisitions
800
700
600
500
400
300
200
100
0
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006

In the beginning of July, six properties in Greater Stockholm were acquired for SEKm 436. Including this acquisition investments totalling SEK 1.3 billion have been made so far during the year.

CASTELLUM'S REAL ESTATE PORTFOLIO

	30-06-2006				January-June 2006						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	69	358	4 203	*11 752*	202	*1 128*	88.9%	179	51	*287*	128
Öresund Region	46	305	4 315	*14 133*	185	*1 212*	89.1%	165	46	*298*	119
Greater Stockholm	38	255	2 645	*10 635*	154	*1 206*	82.1%	126	45	*351*	81
Mälardalen	48	236	1 793	*7 604*	107	*909*	89.4%	96	32	*271*	64
Western Småland	38	204	1 542	*7 560*	88	*867*	92.0%	81	29	*289*	52
Total office/retail	**239**	**1 358**	**14 498**	***10 677***	**736**	***1 084***	**88.0%**	**647**	**203**	***299***	**444**
Warehouse/industrial											
Greater Gothenburg	85	479	2 791	*5 829*	154	*643*	92.0%	141	36	*151*	105
Öresund Region	40	283	1 621	*5 728*	85	*605*	80.3%	69	21	*146*	48
Greater Stockholm	32	195	1 133	*5 812*	74	*755*	85.8%	63	23	*237*	40
Mälardalen	37	150	657	*4 383*	45	*604*	84.4%	38	13	*179*	25
Western Småland	32	167	610	*3 636*	38	*451*	83.5%	32	10	*116*	22
Total warehouse/industrial	**226**	**1 274**	**6 812**	***5 345***	**396**	***622***	**86.7%**	**343**	**103**	***162***	**240**
Residential											
Gothenburg	1	1	20	*13 981*	1	*1 115*	100.0%	1	0	*386*	1
Helsingborg	2	17	242	*14 635*	9	*1 067*	99.1%	9	3	*347*	6
Total residential	**3**	**18**	**262**	***14 582***	**10**	***1 071***	**99.2%**	**10**	**3**	***350***	**7**
Total	**468**	**2 650**	**21 572**	***8 140***	**1 142**	***862***	**87.6%**	**1 000**	**309**	***233***	**691**
Leasing and property administration									55	*41*	– 55
Total after leasing and property administration									**364**	***274***	**636**
Development projects	4	45	355	–	6	–	–	3	3	–	0
Undeveloped land	28	–	376	–	–	–	–	–	–	–	–
Total	**500**	**2 695**	**22 303**	**–**	**1 148**	**–**	**–**	**1 003**	**367**	**–**	**636**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 636 accounted for above and the net operating income of SEKm 619 in the income statement is explained by the deduction of the net operating income of SEKm 1 on properties sold during the period, as well as the adjustment of the net operating income of SEKm 18 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS



Office/Retail 64%
Warehouse/ Industrial 35%
Residential 1%

RENTAL VALUE BY REGION, EXCL. PROJECTS



Greater Gothenburg 31%
Greater Stockholm 20%
Mälardalen 13%
Öresund Region 25%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2006 Jan-June	2005 Jan-June	2005 Jan-Dec
Rental value, SEK/sq.m.	862	850	851
Economic occupancy rate	87.6%	88.3%	88.1%
Property costs, SEK/sq.m.	274	258	247
Net operating income, SEK/sq.m.	480	492	502
Fair value, SEK/sq.m.	8 140	7 775	7 930
Number of properties	500	488	494
Lettable area, thousand sq.m.	2 695	2 573	2 651

SEGMENT INFORMATION

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2006 Jan-June	2005 Jan-June	2006 Jan-June	2005 Jan-June
Greater Gothenburg	320	301	337	420
Öresund Region	239	237	253	322
Greater Stockholm	185	180	153	183
Mälardalen	128	113	108	108
Western Småland	112	111	93	113
Total	**984**	**942**	**944**	**1 146**

Financing

FINANCING 30-06-2006


Shareholders' equity SEKm 9 178 (41%)
Deferred tax liabilities SEKm 2 395 (11%)
Derivatives SEKm 65 (0%)
Interest bearing liabilities SEKm 10 071 (45%)
Non interest bearing liabilities SEKm 741 (3%)

Shareholders' equity

Shareholders' equity was SEKm 9,178 (8,940), representing an equity/assets ratio of 41% (42%).

In order to regulate the company's capital structure the company can repurchase 9.2 million own shares in addition to the eight million shares which were repurchased earlier.

Interest-bearing liabilities

During the month of June, Castellum has for the first time issued long term bonds. The total value of issued bonds amounted to SEKm 300 with a duration of 3-5 years.

As of 30 June, 2006 Castellum had long term binding credit agreements totalling SEKm 11,250 (10,956), long term bonds totalling SEKm 300 (0), short term binding credit agreements totalling SEKm 426 (422) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,975 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 8 (5), net interest-bearing liabilities were SEKm 10,063 (9,391). The average duration of Castellum's long term credit agreements as of 30 June, 2006 was 5.6 years.

The average effective interest rate as of 30 June, 2006 was 3.7% (3.5%). The average fixed interest term on the same date was 2.3 years (2.7) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 12 months was 55% (57%). According to the Financial Policy, the average fixed interest term will be 1.5-3 years and the share of interest rate maturity during the next 12 months will be no more than 60%.

INTEREST RATE AND LOAN MATURITY STRUCTURE 30-06-2006

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity, SEKm	Average interest rate	Credit agreements, SEKm	Utilized, SEKm
0-1 year	5 563	3.0%	3 401	3 113
1-2 years	800	3.8%	–	–
2-3 years	700	4.4%	1 800	800
3-4 years	450	5.2%	750	250
4-5 years	200	5.2%	500	200
5-10 years	2 350	4.5%	8 500	5 700
Total	**10 063**	**3.7%**	**14 951**	**10 063**



Net Asset Value

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to the value range of +/– 5-10% used in property valuations, which shall reflect the uncertainty that exists in the assumptions and calculations made. Further, the effective tax is expected to be lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted.

In all this gives, with the assumption of a value range of +/– 5% on property level and with the assumption of a calculated effective tax rate of 10%, a net asset value in the range below.

NET ASSET VALUE		
SEKm		
Net asset value according to the balance sheet	9 178	
Reversed 28% deferred tax	2 395	
Uncertainty range -/+ 5% on properties	– 1 115	1 115
Pre tax net asset value	10 458	12 688
SEK/share	*64*	*77*
Calculated deferred tax 10%	– 744	– 967
Net asset value after 10% tax	9 714	11 721
SEK/share	59	71

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm 112 (–117) of which SEKm 168 (–155) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 5 (4).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consists mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,727 (3,727) and interest-bearing internal financing of the subsidiaries was SEKm 10,522 (9,925). Financing has chiefly been provided through shareholders' equity of SEKm 3,707 (4,026), of which SEKm 3,601 (3,920) is non-restricted equity, and external liabilities of SEKm 10,065 (9,387).

Gothenburg 18 July, 2006

Håkan Hellström
Chief Executive Officer

Report on Review of Interim Financial Information.

To the Board of Directors of Castellum AB

Introduction

We have reviewed the accompanying Half-year Report January-June 2006. Management is responsible for the preparation and fair presentation or this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based upon our review.

Scope of Review

We concluded our review in accordance with Standard on Review Engagements SÖG 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not present fairly, in all material respects, the financial position of the entity as at June 30, 2006, and of its financial performance and its cash flows for the six month period then ended in accordance with IAS 34.

Gothenburg July 18, 2006

Caj Nackstad — Authorized Public Accountant

Ingemar Rindstig — Authorized Public Accountant

INCOME STATEMENT

SEKm	2006 April-June	2005 April-June	2006 Jan-June	2005 Jan-June	Rolling 12 months July 05-June 06	2005 Jan-Dec
Rental income	494	472	984	942	1 949	1 907
Operating expenses	– 92	– 82	– 216	– 187	– 382	– 353
Maintenance	– 22	– 23	– 46	– 46	– 93	– 93
Ground rent	– 5	– 4	– 9	– 8	– 17	– 16
Real estate tax	– 19	– 13	– 39	– 33	– 75	– 69
Leasing and property administration	– 27	– 27	– 55	– 53	– 108	– 106
Net operating income	**329**	**323**	**619**	**615**	**1 274**	**1 270**
Central administrative expenses	– 18	– 17	– 32	– 30	– 70	– 68
Net financial items	– 88	– 103	– 170	– 206	– 346	– 382
Income from property management	**223**	**203**	**417**	**379**	**858**	**820**
Changes in value						
Properties, realized	3	18	29	61	39	71
Properties, unrealized	270	443	296	470	687	861
Derivatives, realized	–	–	–	–	14	14
Derivatives, unrealized	83	– 137	168	– 155	269	– 54
Income before tax	**579**	**527**	**910**	**755**	**1 867**	**1 712**
Current tax	0	30	0	3	– 4	– 1
Deferred tax	– 150	– 174	– 242	– 212	– 447	– 417
Net income for the period/year	**429**	**383**	**668**	**546**	**1 416**	**1 294**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

DATA PER SHARE

	2006 April-June	2005 April-June	2006 Jan-June	2005 Jan-June	Rolling 12 months July 05-June 06	2005 Jan-Dec
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Earings after tax, SEK	2.62	2.34	4.07	3.33	8.63	7.89
Income from property management, SEK	1.36	1.24	2.54	2.31	5.23	5.00
Outstanding number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Fair value of properties, SEK	136	124	136	124	136	130
Shareholders' equity, SEK	56	50	56	50	56	55

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution. All share related key ratios have been recalculated based on the share split 4:1 carried out in April 2006.

FINANCIAL KEY RATIOS

	2006 April-June	2005 April-June	2006 Jan-June	2005 Jan-June	Rolling 12 months July 05-June 06	2005 Jan-Dec
Net operating income margin	67%	68%	63%	65%	65%	67%
Interest coverage ratio	353%	297%	345%	284%	348%	315%
Return on equity	10.2%	10.3%	10.7%	10.1%	16.3%	15.2%
Return on total capital	6.9%	8.4%	6.8%	8.5%	9.0%	10.4%
Investments, SEKm	472	553	834	736	1 455	1 357
Sales, SEKm	14	118	126	428	166	468
Equity/assets ratio	41%	40%	41%	40%	41%	42%
Borrowing ratio	45%	45%	45%	45%	45%	45%

BALANCE SHEET

SEKm	30 June 2006	30 June 2005	31 Dec 2005
Assets			
Investment properties	22 303	20 288	21 270
Other fixed assets	14	13	14
Current receivables	125	113	89
Cash and bank	8	9	5
Total assets	**22 450**	**20 423**	**21 378**
Shareholders' equity and liabilities			
Shareholders' equity	9 178	8 192	8 940
Deferred tax liability	2 395	1 914	2 126
Long term interest-bearing liabilities	10 071	9 092	9 396
Derivatives	65	546	233
Non interest-bearing liabilities	741	679	683
Total shareholders' equity and liabilities	**22 450**	**20 423**	**21 378**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend, March 2005	–	–	–	– 389	– 389
Net income January-June 2005	–	–	–	546	546
Shareholders' equity 30-06-2005	*41 000*	**86**	**20**	**8 086**	**8 192**
Net income July-December 2005	–	–	–	748	748
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend, March 2006	–	–	–	– 430	– 430
Share split 4:1, April 2006	*123 000*	–	–	–	–
Net income January-June 2006	–	–	–	668	668
Shareholders' equity 30-06-2006	*164 000*	**86**	**20**	**9 072**	**9 178**

CASH FLOW STATEMENT

SEKm	Jan-June 2006	Jan-June 2005	Jan-Dec 2005
Net operating income	619	615	1 270
Central administrative expenses	– 32	– 30	– 68
Reversed depreciations	2	2	5
Net financial items paid	– 133	– 208	– 446
Tax paid on income from property management	–	3	– 1
Cash flow from operating activities before change in working capital	**456**	**382**	**760**
Change in current receivables	– 38	– 38	– 32
Change in current liabilities	34	16	42
Cash flow from operating activities	**452**	**360**	**770**
Investments in existing properties	– 473	– 237	– 597
Property acquisitions	– 333	– 456	– 710
Change in liabilities at acquisitions of property	– 13	33	74
Property sales	126	428	468
Change in receivables at sales of property	2	11	30
Other net investments	– 3	– 6	– 12
Cash flow from investment activities	**– 694**	**– 227**	**– 747**
Change in long term liabilities	675	258	562
Closing derivatives	–	–	– 198
Dividend paid	– 430	– 389	– 389
Cash flow from investment activities	**245**	**– 131**	**– 25**
Cash flow for the period/year	**3**	**2**	**– 2**
Cash and bank, opening balance	5	7	7
Cash and bank closing balance	**8**	**9**	**5**

The Castellum Share

The Castellum share is listed on Stockholmsbörsen's (Stockholm Exchange) O-list, Attract 40. At the end of the period the company had about 7,700 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS

Shareholders as of 30-06-2006	Number of shares, thousand	Percentage of voting rights and capital
László Szombatfalvy	10 976	6.7%
AFA Sjukförsäkrings AB	7 281	4.5%
AMF Pensionsförsäkrings AB	3 442	2.1%
Kåpan Pensioner Försäkringsförening	2 794	1.7%
Tredje AP-fonden	2 657	1.6%
Realinvest, Robus Aktiefond	2 169	1.3%
AFA TFA Försäkrings AB	2 152	1.3%
Societe Generale Dep Des Services	1 645	1.0%
Gamla Livförsäkringsaktiebolaget	1 354	0.8%
Bengt Norman	1 300	0.8%
Other shareholders registered in Sweden	42 584	26.0%
Shareholders registered abroad	85 646	52.2%
Total outstanding shares	164 000	100.0%
Repurchased shares	8 007	
Total registered shares	172 007	

There is no potential common stock (e.g. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 30-06-2006



Sweden 48%
Of which
Funds, insurance comp etc. 21%
Private persons, private comp 23%
AP-funds 2%
Trusts, associations 2%
USA 20%
Great Britain 8%
Luxembourg 6%
The Netherlands 4%
Other 14%

The Castellum share price as at June 30, 2006 was SEK 73.75 equivalent to a market value of SEK 11.7 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 63.7 million shares were traded, equivalent to an average of 518,000 shares per day, corresponding on an annual basis to a turnover rate of 80%.

During the last 12-month period the total yield of the Castellum share has been –3.9% including dividend of SEK 2.63 per share. Since the IPO on May 23, 1997 the total yield of the Castellum share compared with a for split recalculated issue price of SEK 12.75 has been on average 23.8% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	July 2005 - June 2006	On average per year May 1997-June 2006
The Castellum Share	–3.9%	23.8%
Stockholm Stock Exchange (SIX)	24.8%	9.3%
Real Estate Index Sweden (EPRA)	1.9%	19.2%
Real Estate Index Europe (EPRA)	23.9%	15.0%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23, 1997 UNTIL JULY 13, 2006



Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Castellum share price
Castellum share price incl. dividend
Stockholm Stock Exchange (SIX incl dividend)
Real Estate Index Sweden (EPRA incl dividend)
Turnover per month

CALENDAR

Interim Report January-September 2006	18 October, 2006
Year-end Report 2006	24 January, 2007
Annual General Meeting	22 March, 2007
Interim Report January-March 2007	18 April, 2007
Half-year Report January-June 2007	18 July, 2007
Interim Report January-September 2007	17 October, 2007
Year-end Report 2007	23 January, 2008
Annual General Meeting	27 March, 2008

For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00 or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

All photos in this Half-year Report show the property Arendal 1:13 in Gothenburg.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

CASTELLUM



In Örebro, within the area Aspholmen, a new office building of approx. 3,700 sq.m is under construction. The building will be constructed with a complete system for ground heating and cooling. Time for moving in is expected to December 2006. Within the area Aspholmen, Castellum owns 20 properties with a total lettable area of 86,000 square metres.

Interim Report January-September 2006

Interim Report January-September 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 23 billions, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Kungsbacka), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Mälardalen (Örebro, Västerås, Uppsala) and Western Småland (Värnamo, Jönköping, Växjö).

The Castellum share is registered on OMX - The Nordic List Large Cap.

- Rental income for the period January-September 2006 amounted to SEKm 1,488 (SEKm 1,422 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 836 (743), equivalent to SEK 5.10 (4.53) per share.
- Income from property management improved by 9% to SEKm 662 (610), equivalent to SEK 4.04 (3.72) per share.
- Net leasing has continued its strong trend and amounted to SEKm 77 (54) during the period.

DATA PER SHARE

SEK	2006 Jan-Sept	2005 Jan-Sept	2005	2004	2003	2002	2001	2000
Income property management	4.04	3.72	5.00	4.52	4.07	3.77	3.30	2.65
Change	**+9%**		**+11%**	**+11%**	**+8%**	**+14%**	**+25%**	
Net income after tax	5.10	4.53	7.89	5.59	2.68	4.00	5.68	4.07
Change	**+13%**		**+41%**	**+109%**	**-33%**	**-30%**	**+40%**	
Dividend			2.63	2.38	2.13	1.88	1.63	1.38
Change			**+11%**	**+12%**	**+13%**	**+15%**	**+18%**	



Business Concept

Castellum's business concept is to develop and add value to its real estate porfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*
- *The objective is to report annual investments of at least SEKm 1,000 in properties with potential and sales of properties to which no further value can be added by management of at least SEKm 500 per year.*
- *The objective for the capital structure will be an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.*
- *The objective is to distribute at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, www.castellum.se

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 662 (610), equivalent to SEK 4.04 (3.72) per share. The improvement is 9% and has been achieved chiefly through lower interest rate costs.

INCOME FROM PROPERTY MANAGEMENT PER SHARE


Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.50
1.25
1.00
0.75
0.50
0.25
0.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

During the period, changes in value on properties and derivatives amounted to, respectively, SEKm 356 (543) and SEKm 119 (–125). Net income for the period was SEKm 836 (743), equivalent to SEK 5.10 (4.53) per share.

Rental income

Group rental income amounted to SEKm 1,488 (1,422). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with in principle unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1,089 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 622 per sq.m. Rental levels have increased by 2% compared with previous year.

Castellum has a wide spread of risk in the commercial lease portfolio consisting of approx. 3,800 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate for office and retail properties were 87.1% and for warehouse and industrial properties 86.5%. Adjusted for acquisitions of properties with large vacancies the occupancy rate is 0.1%-unit higher than at the turn of the half-year. The total rental value for vacant premises amounts to approx. SEKm 315 on an annual basis.

Net leasing (i.e. annual value of gross leasing less contracts terminated) for the period was SEKm 77 (54). The positive trend in net leasing has continued during the third quarter and in all regions where Castellum is present. The time difference between reported net leasing and the effect in income thereof is estimated to between 6-18 months.

NET LEASING


Isolated quarter, SEKm
New leases
Terminations
Net leasing, rolling annual value
120
100
80
60
40
20
0
-20
-40
-60
-80
2000 2001 2002 2003 2004 2005 2006

The rental market, has been effected by the favourable situation in the Swedish economy, which has provided a continued strong demand for all types of commercial premises on Castellum's local markets. Rental levels are continuing stable.

Regarding the real estate market, both international and Swedish investors have shown a continued interest in new acquisitions and the large demand for larger portfolios remain. Any changes in prices have not been seen since the level of transactions during the third quarter, as in previous years, has been low.

Property costs

Property costs amounted to SEKm 515 (465) corresponding to SEK 258 per sq.m. (244). The increase in costs per sq.m. was 6% and is chiefly explained by higher costs for heating.

Central administrative expenses

Central administrative expenses were SEKm 48 (48). This includes costs for a profit and share price related incentive plan for senior management of SEKm 6 (10).

Net financial items

Net financial items were SEKm –263 (–299). The average interest rate level during the period was 3.7% (4.5%).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would affect net financial items by SEKm 52 during the following year, equivalent to 6% of income from property management.

Changes in value

During the period 9 properties (25) were sold for a total of SEKm 179 (468), which gave SEKm 39 (71) in realized results. The majority of the sales are residential properties being sold to tenant owners' associations.

To reflect the increase in prices seen on the real estate market during the first half-year, assessments of reduced market yields by on average 0.1 percentage unit have been made in the internal valuation. During the third quarter it has been noticed that the required market yield for single acquisitions has remained stable. The large interest in the Swedish real estate market, mainly larger portfolios, has created a premium price on portfolios compared to single acquisitions. Castellum's accounts are based on valuation of each property meaning that a market premium on portfolios may not effect fair value or changes in value in the accounts. Based upon the internal valuation the unrealized change in value during the period is calculated to SEKm 317 (472).

Castellum's average interest rate for funding was 3.9% at the end of the period. The market interest rate for a credit portfolio with the equivalent interest rate maturity structure is 3.8%. Since the market interest rate is lower there is a sub value in the interest rate portfolio, which as the end of the period, was SEKm 113 (233). During the period, the value has changed by SEKm 119 (–125), which is chiefly explained by increasing market interest rates.

Tax

Due to the opportunity to make depreciations for tax purposes, deductions of investments deductible for tax purposes and to utilize tax loss carry forwards, there are in principle no paid tax costs.

There is, however, a deferred tax cost of SEKm 296, referring to utilized tax loss carry forwards, the deferred taxation from depreciation for tax purposes and investments deductible for tax purposes, and changes in value. The remaining tax loss carry forwards have been calculated to SEKm 256.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated to well-situated working-areas with good means of communication and services.

Investments and sales

During the period, the following changes in the real estate portfolio have occurred.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2006	21 270	494
+ Acquisitions	877	22
+ Investments in existing properties	668	–
– Sales	– 140	– 9
+ Unrealized changes in value	317	–
Real estate portfolio on 30 September, 2006	22 992	507

During the period investments totalling SEKm 1,545 (911) were made, of which SEKm 877 (527) were acquisitions and SEKm 668 (384) investments in existing properties. Of the total investments, SEKm 566 related to Greater Stockholm, SEKm 424 to Greater Gothenburg, SEKm 295 to Mälardalen, SEKm 161 to the Öresund Region and SEKm 99 to Western Småland.

INVESTMENTS



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
800
700
600
500
400
300
200
100
0
2 000
1 750
1 500
1 250
1 000
750
500
250
0
Investments in existing properties
Acquisitions
2000
2001
2002
2003
2004
2005
2006

CASTELLUM'S REAL ESTATE PORTFOLIO

	30-09-2006				January-September 2006						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	69	358	4 251	*11 887*	304	*1 130*	89.4%	271	73	*274*	198
Öresund Region	46	305	4 333	*14 197*	278	*1 216*	89.4%	249	66	*289*	183
Greater Stockholm	42	296	3 062	*10 330*	270	*1 215*	78.2%	212	76	*339*	136
Mälardalen	48	236	1 799	*7 632*	158	*894*	89.3%	141	43	*246*	98
Western Småland	39	207	1 577	*7 638*	135	*871*	91.9%	124	45	*288*	79
Total office/retail	**244**	**1 402**	**15 022**	***10 719***	**1 145**	***1 089***	**87.1%**	**997**	**303**	***288***	**694**
Warehouse/industrial											
Greater Gothenburg	86	507	2 980	*5 882*	241	*635*	91.9%	222	49	*129*	173
Öresund Region	40	283	1 623	*5 729*	129	*607*	80.7%	104	28	*132*	76
Greater Stockholm	33	200	1 181	*5 890*	116	*768*	83.8%	97	32	*210*	65
Mälardalen	38	151	663	*4 400*	68	*599*	85.0%	57	18	*162*	39
Western Småland	32	167	615	*3 673*	57	*454*	84.2%	48	14	*114*	34
Total warehouse/industrial	**229**	**1 308**	**7 062**	***5 397***	**611**	***622***	**86.5%**	**528**	**141**	***144***	**387**
Residential											
Gothenburg	1	1	20	*13 981*	1	*1 116*	100.0%	1	0	*361*	1
Helsingborg	1	14	215	*15 679*	11	*1 113*	99.0%	11	3	*277*	8
Total residential	**2**	**15**	**235**	***15 516***	**12**	***1 113***	**99.1%**	**12**	**3**	***285***	**9**
Total	**475**	**2 725**	**22 319**	***8 190***	**1 768**	***865***	**87.0%**	**1 537**	**447**	***219***	**1 090**
Leasing and property administration									79	*39*	– 79
Total after leasing and property administration									**526**	***258***	**1 011**
Development projects	4	19	296	–	9	–	–	4	4	–	0
Undeveloped land	28	–	377	–	–	–	–	–	–	–	–
Total	**507**	**2 744**	**22 992**	–	**1 777**	–	–	**1 541**	**530**	–	**1 011**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 1,011 accounted for above and the net operating income of SEKm 973 in the income statement is explained by the deduction of the net operating income of SEKm 4 on properties sold during the period, as well as the adjustment of the net operating income of SEKm 42 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS


Office/Retail 65%
Warehouse/ Industrial 34%
Residential 1%

RENTAL VALUE BY REGION, EXCL. PROJECTS


Greater Gothenburg 31%
Greater Stockholm 22%
Mälardalen 13%
Öresund Region 23%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2006 Jan-Sept	2005 Jan-Sept	2005 Jan-Dec
Rental value, SEK/sq.m.	865	853	851
Economic occupancy rate	87.0%	88.6%	88.1%
Property costs, SEK/sq.m.	258	244	247
Net operating income, SEK/sq.m.	495	512	502
Fair value, SEK/sq.m.	8 190	7 813	7 930
Number of properties	507	489	494
Lettable area, thousand sq.m.	2 744	2 571	2 651

SEGMENT INFORMATION

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2006 Jan-Sept	2005 Jan-Sept	2006 Jan-Sept	2005 Jan-Sept
Greater Gothenburg	481	457	479	550
Öresund Region	361	356	352	403
Greater Stockholm	283	269	218	245
Mälardalen	195	175	152	151
Western Småland	168	165	128	151
Total	**1 488**	**1 422**	**1 329**	**1 500**

Financing

FINANCING 30-09-2006


Shareholders' equity
SEKm 9 346 (40%)
Deferred tax liabilities
SEKm 2 448 (11%)
Derivatives
SEKm 113 (0%)
Interest bearing liabilities
SEKm 10 572 (46%)
Non interest bearing liabilities
SEKm 681 (3%)

Shareholders' equity

Shareholders' equity was SEKm 9,346 (8,940), representing an equity/assets ratio of 40% (42%).

In order to regulate the company's capital structure the company can repurchase 9.2 million own shares in addition to the eight million shares which were repurchased earlier.

Interest-bearing liabilities

During the period, Castellum has signed new short and long term credit agreements totalling SEKm 1,450 and issued long term bonds for SEKm 350.

As of 30 September, 2006 Castellum had long term binding credit agreements totalling SEKm 12,050 (10,956), long term bonds totalling SEKm 350 (0), short term binding credit agreements totalling SEKm 776 (422) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,976 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 3 (5), net interest-bearing liabilities were SEKm 10,569 (9,391). The average duration of Castellum's long term credit agreements as of 30 September, 2006 was 5.4 years.

The average effective interest rate as of 30 September, 2006 was 3.9% (3.5%). The average fixed interest term on the same date was 2.2 years (2.7) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 12 months was 51% (57%). During July adjustments were made in the Financial Policy. After the adjustments, the average fixed interest term will be 0.5-3 years and the share of interest rate maturity during the next 6 months will be no more than 50%.

INTEREST RATE AND LOAN MATURITY STRUCTURE 30-09-2006

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity, SEKm	Average interest rate	Credit agreements, SEKm	Utilized, SEKm
0-1 year	5 369	3.6%	3 752	3 119
1-2 years	1 600	3.2%	–	–
2-3 years	850	4.4%	1 150	450
3-4 years	450	5.3%	750	250
4-5 years	50	5.9%	2 000	950
5-10 years	2 250	4.5%	8 500	5 800
Total	**10 569**	**3.9%**	**16 152**	**10 569**



Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

Net Asset Value

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to the value range of +/– 5-10% used in property valuations, which shall reflect the uncertainty that exists in the assumptions and calculations made. Further, the effective tax is expected to be lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted.

In all this gives, with the assumption of a value range of +/– 5% on property level and with the assumption of a calculated effective tax rate of 10%, a net asset value in the range below.

NET ASSET VALUE

SEKm		
Net asset value according to the balance sheet	9 346	
Reversed 28% deferred tax	2 448	
Uncertainty range -/+ 5% on properties	– 1 150	1 150
Pre tax net asset value	10 644	12 944
SEK/share	65	79
Calculated deferred tax 10%	– 759	– 989
Net asset value after 10% tax	9 885	11 955
SEK/share	*60*	*73*

Organization

Gunnar Östenson, who has previously been active within IKEA and Skanska has taken over as Managing Director of Fastighets AB Briggen beginning September 1, 2006. Gunnar Östenson succeeds Bengt Arne Johansson who will retire after 10 year as Managing Director.

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm 73 (–95) of which SEKm 119 (–125) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 7 (6).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consists mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,727 (3,727) and interest-bearing internal financing of the subsidiaries was SEKm 10,834 (9,925). Financing has chiefly been provided through shareholders' equity of SEKm 3,669 (4,026), of which SEKm 3,563 (3,920) is non-restricted equity, and external liabilities of SEKm 10,266 (9,387).

Election Committee

According to the Annual General Meeting's decision an election committee shall be appointed to make proposals to the Annual General Meeting 2007 regarding the number of Board members, election of members of the Board of Directors, including chairman, fees for the Board of Directors and election of Auditors.

The election committee will be established according to the Annual General Meeting's decision by the Chairman of the Board of Directors contacting the three largest shareholders at the end of the third quarter in order for them to each appoint one member to the election committee. These appointed persons, together with the Chairman of the Board of Directors as convener, shall constitute the election committee. The election committee will itself appoint its chairman among its members.

The election committee is formed by: Lázló Szombatfalvy, Lars Öhrstedt representing AFA, Åsa Nisell representing Robur, and the Chairman of the Board Jan Kvarnström.

Gothenburg 18 October, 2006

Håkan Hellström
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2006 July-Sept	2005 July-Sept	2006 Jan-Sept	2005 Jan-Sept	Rolling 12 months Oct 05-Sept 06	2005 Jan-Dec
Rental income	504	480	1 488	1 422	1 973	1 907
Operating expenses	– 76	– 67	– 292	– 254	– 391	– 353
Maintenance	– 27	– 23	– 73	– 69	– 97	– 93
Ground rent	– 4	– 4	– 13	– 12	– 17	– 16
Real estate tax	– 19	– 20	– 58	– 53	– 74	– 69
Leasing and property administration	– 24	– 24	– 79	– 77	– 108	– 106
Net operating income	**354**	**342**	**973**	**957**	**1 286**	**1 270**
Central administrative expenses	– 16	– 18	– 48	– 48	– 68	– 68
Net financial items	– 93	– 93	– 263	– 299	– 346	– 382
Income from property management	**245**	**231**	**662**	**610**	**872**	**820**
Changes in value						
Properties, realized	10	10	39	71	39	71
Properties, unrealized	21	2	317	472	706	861
Derivatives, realized	–	9	–	9	5	14
Derivatives, unrealized	– 49	21	119	– 134	199	– 54
Income before tax	**227**	**273**	**1 137**	**1 028**	**1 821**	**1 712**
Current tax	– 5	–	– 5	3	– 9	– 1
Deferred tax	– 54	– 76	– 296	– 288	– 425	– 417
Net income for the period/year	**168**	**197**	**836**	**743**	**1 387**	**1 294**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

DATA PER SHARE

	2006 July-Sept	2005 July-Sept	2006 Jan-Sept	2005 Jan-Sept	Rolling 12 months Oct 05-Sept 06	2005 Jan-Dec
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Earings after tax, SEK	1.02	1.20	5.10	4.53	8.46	7.89
Income from property management, SEK	1.49	1.41	4.04	3.72	5.32	5.00
Outstanding number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Fair value of properties, SEK	140	125	140	125	140	130
Shareholders' equity, SEK	57	51	57	51	57	55

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution. All share related key ratios have been recalculated based on the share split 4:1 carried out in April 2006.

FINANCIAL KEY RATIOS

	2006 July-Sept	2005 July-Sept	2006 Jan-Sept	2005 Jan-Sept	Rolling 12 months Oct 05-Sept 06	2005 Jan-Dec
Net operating income margin	70%	71%	65%	67%	65%	67%
Interest coverage ratio	363%	348%	352%	304%	352%	315%
Return on equity	7.5%	8.4%	10.9%	10.8%	15.6%	15.2%
Return on total capital	6.1%	6.4%	7.1%	8.7%	9.0%	10.4%
Investments, SEKm	711	175	1 545	911	1 991	1 357
Sales, SEKm	53	40	179	468	179	468
Equity/assets ratio	40%	41%	40%	41%	40%	42%
Borrowing ratio	46%	45%	46%	45%	46%	45%

BALANCE SHEET

SEKm	30 Sept 2006	30 Sept 2005	31 Dec 2005
Assets			
Investment properties	22 992	20 435	21 270
Other fixed assets	12	15	14
Current receivables	153	114	89
Cash and bank	3	41	5
Total assets	**23 160**	**20 605**	**21 378**
Shareholders' equity and liabilities			
Shareholders' equity	9 346	8 389	8 940
Deferred tax liability	2 448	1 991	2 126
Long term interest-bearing liabilities	10 572	9 215	9 396
Derivatives	113	405	233
Non interest-bearing liabilities	681	605	683
Total shareholders' equity and liabilities	**23 160**	**20 605**	**21 378**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend, March 2005	–	–	–	– 389	– 389
Net income January-September 2005	–	–	–	743	743
Shareholders' equity 30-09-2005	*41 000*	**86**	**20**	**8 283**	**8 389**
Net income October-December 2005	–	–	–	551	551
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend, March 2006	–	–	–	– 430	– 430
Share split 4:1, April 2006	*123 000*	–	–	–	–
Net income January-September 2006	–	–	–	836	836
Shareholders' equity 30-09-2006	*164 000*	**86**	**20**	**9 240**	**9 346**

CASH FLOW STATEMENT

SEKm	Jan-Sept 2006	Jan-Sept 2005	Jan-Dec 2005
Net operating income	973	957	1 270
Central administrative expenses	– 48	– 48	– 68
Reversed depreciations	4	3	5
Net financial items paid	– 209	– 323	– 446
Tax paid on income from property management	–	3	– 1
Cash flow from operating activities before change in working capital	**720**	**592**	**760**
Change in current receivables	– 50	– 18	– 32
Change in current liabilities	– 40	6	42
Cash flow from operating activities	**630**	**580**	**770**
Investments in existing properties	– 668	– 384	– 597
Property acquisitions	– 848	– 484	– 710
Change in liabilities at acquisitions of property	– 21	– 8	74
Property sales	176	468	468
Change in receivables at sales of property	– 14	– 10	30
Other net investments	– 3	– 9	– 12
Cash flow from investment activities	**– 1 378**	**– 427**	**– 747**
Change in long term liabilities	1 176	381	562
Closing derivatives	–	– 111	– 198
Dividend paid	– 430	– 389	– 389
Cash flow from financing activities	**746**	**– 119**	**– 25**
Cash flow for the period/year	**– 2**	**34**	**– 2**
Cash and bank, opening balance	5	7	7
Cash and bank closing balance	**3**	**41**	**5**

The Castellum Share

The Castellum share is registered on OMX - The Nordic List Large Cap. At the end of the period the company had about 7,600 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS

Shareholders as of 30-09-2006	Number of shares, thousand	Percentage of voting rights and capital
László Szombatfalvy	11 000	6.7%
AFA Sjukförsäkrings AB	7 281	4.5%
AMF Pensionsförsäkrings AB	3 442	2.1%
Kåpan Pensioner Försäkringsförening	2 794	1.7%
Swedbank AB	2 200	1.3%
Realinvest, Roburs Aktiefond	2 169	1.3%
Tredje AP-fonden	2 132	1.3%
AFA TFA Försäkrings AB	2 116	1.3%
Societe Generale Dep Des Services	1 605	1.0%
Bengt Norman	1 300	0.8%
Other shareholders registered in Sweden	42 795	26.1%
Shareholders registered abroad	85 166	51.9%
Total outstanding shares	164 000	100.0%
Repurchased shares	8 007	
Total registered shares	172 007	

There is no potential common stock (e.g. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 30-09-2006



Sweden 48%
Of which
Funds, insurance comp etc. 21%
Private persons, private comp 24%
Trusts, associations 2%
AP-funds 1%
USA 20%
Great Britain 7%
Luxembourg 6%
The Netherlands 4%
Other 15%

The Castellum share price as at September 30, 2006 was SEK 82.50 equivalent to a market value of SEK 13.5 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 82.4 million shares were traded, equivalent to an average of 438,000 shares per day, corresponding on an annual basis to a turnover rate of 68%.

During the last 12-month period the total yield of the Castellum share has been 19.1% including dividend of SEK 2.63 per share. Since the IPO on May 23, 1997 the total yield of the Castellum share compared with a for split recalculated issue price of SEK 12.75 has been on average 24.3% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	Oct 2005 - Sept 2006	On average per year May 1997-Sept 2006
The Castellum Share	19.1%	24.3%
OMX Stockholm (SIX Return)	23.3%	10.0%
Real Estate Index Sweden (EPRA)	23.3%	19.9%
Real Estate Index Europe (EPRA)	31.0%	16.1%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23, 1997 UNTIL OCTOBER 13, 2006



Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Castellum share price
Castellum share price incl. dividend
OMX Stockholm (SIX Return incl. dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Real Estate Index Europe (EPRA incl. dividend)
Turnover per month

CALENDAR

Year-end Report 2006	24 January, 2007
Annual General Meeting	22 March, 2007
Interim Report January-March 2007	18 April, 2007
Half-year Report January-June 2007	18 July, 2007
Interim Report January-September 2007	17 October, 2007
Year-end Report 2007	23 January, 2008
Annual General Meeting	27 March, 2008

For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00 or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

All photos in this Interim Report show the property Svetsaren 6 in Örebro.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

CASTELLUM



At Eriksberg in Gothenburg, an office property has been acquired at the end of December 2006. The lettable area amounts to 6,400 sq.m.

Year-end Report 2006

Year-end Report 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 24 billion, and comprises commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Kungsbacka), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Mälardalen (Örebro, Västerås, Uppsala) and Eastern Götaland (Värnamo, Jönköping, Växjö, Linköping).

The Castellum share is registered on OMX - The Nordic List Large cap.

- Rental income for 2006 amounted to SEKm 2,014 (1,907 previous year).
- Net income after tax for the year amounted to SEKm 1,674 (1,294), equivalent to SEK 10.21 (7.89) per share.
- Income from property management improved by 8% to SEKm 883 (820), equivalent to SEK 5.38 (5.00) per share.
- The Board proposes a dividend of SEK 2.85 (2.62) per share, corresponding to an increase of 9%.

DATA PER SHARE

SEK	2006		2005		2004		2003		2002		2001		2000
Income property management	5.38		5.00		4.52		4.07		3.77		3.30		2.65
Change		**+8%**		**+11%**		**+11%**		**+8%**		**+14%**		**+24%**	
Net income after tax	10.21		7.89		5.59		2.68		4.00		5.68		4.07
Change		**+29%**		**+41%**		**+108%**		**-33%**		**-30%**		**+39%**	
Dividend (for 2006 proposed)	2.85		2.62		2.38		2.13		1.88		1.63		1.38
Change		**+9%**		**+11%**		**+12%**		**+13%**		**+15%**		**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Objective

Castellum's operations are focused on cash flow growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

The objective is an annual growth in cash flow, i.e. income from property managament per share, of at least 10%. In order to achieve this objective, investments of at least SEKm 1,000 per year will be made. All investments will contribute to the objective of growth in income from property management within 1-2 years and have a value potential of at least 10%. Sales of properties will take place when justified from a business standpoint and when an alternative investment with a higher yield can be found.

Strategy for funding

Capital structure
Castellum will have a stable capital structure, meaning an equity/asset ratio of 35-45% and an interest coverage ratio of at least 200%.

Repurchase of own shares shall be avaliable as a method to use for adjusting the company's capital structure. Sales of own shares held by the company will only take place, if needed, in order to restore the capital structure to the set level.

Dividend
At least 60% of income from property management after full tax deduction will be distributed, however investment plans, consolidation needs, liquidity and financial position in general will be taken into account.

The stock and credit markets
Castellum shall work for a stable and positive price trend with high liquidity in the compay's share. However, all actions will be made from a long term perspective.

Castellum will have a frequent, open and fair reporting to shareholders, the capital and credit markets as well as media, yet without disclosing any individual business relation.

In the long term Castellum will be one of the largest listed real estate companies in Sweden.


SÖRHALLEN

Sannegården 28:14 "Sörhallen", Gothenburg

Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding amounts previous year. For definitions see Castellum's website. www.castellum.se

Income from property management during the year, i.e. net income excluding changes in value and tax, amounted to SEKm 883 (820), equivalent to SEK 5.38 (5.00) per share. The improvement is 8% and is chiefly an effect of investments made and lower interest rate costs.

INCOME FROM PROPERTY MANAGEMENT PER SHARE


Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.50
1.25
1.00
0.75
0.50
0.25
0.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

During the year, chages in value on properties and derivatives amounted to, respectively, SEKm 1,145 (932) and SEKm 178 (–40). Net income for the year was SEKm 1,674 (1,294), equivalent to SEK 10.21 kr (7.89) per share.

Rental Income

Group rental income amounted to SEKm 2,014 (1,907). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1,091 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 624 per sq.m. Rental levels have increased by 2% compared with previous year.

Castellum has a good risk exposure in the commercial lease portfolio, consisting of approx. 3,900 commercial contracts spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate were 87.6% for office and retail properties and 86.0% for warehouse and industrial properties. The occupancy rate is somewhat lower than in 2005, but compared with the turn of the half-year it is, adjusted for acqusitions and sales, approx. 0,5%-units higher. The total annual rental value for vacant premises during the year amounted to approx. SEKm 317.

LEASE EXPIRY STRUCTURE

Term	No. of leases	Lease value, SEKm	Percentage of value
Commercial			
2007	1 051	260	13%
2008	1 126	461	23%
2009	938	464	23%
2010	511	349	17%
2011	146	191	10%
2012+	128	283	14%
Total commercial	**3 900**	**2 008**	**100%**
Residential	349	24	
Parking spaces etc.	2 034	42	
Total	**6 283**	**2 074**	

During the year 737 new lease contracts were signed with a total annual value of SEKm 287 (208), while contracts terminated amounted to SEKm 167 (162). Hence, net leasing for the year were SEKm 120 (46). Net leasing during the last quarter were SEKm 43 (–8), which is the highest net leasing during one quarter ever.

Of the new signed contracts approx. 75% came from own networks, recommendations or existing customers expanding, while approx. 15% came from webpages and advertisements, and 10% came through agents.

NET LEASING


Isolated quarter, SEKm
120
100
80
60
40
20
0
-20
-40
-60
-80
New leases
Terminations
Net leasing, rolling annual value
2000 2001 2002 2003 2004 2005 2006

The rental market is continuing very strong, which is confirmed by the positive net leasing. The level of demand and new leasing is good from both existing as well as potential customers on all markets where Castellum is present, and for both warehouse/industrial and office/retial properties. Despite the favourable market and decreasing vacancies rental levels remain unchanged.

The Swedish real estate market is distinguished by a historically high turnover rate with a continued interest for acquisitons from both foreign as well as domestic investors. The properties market value have increased in general all over Sweden and for all categories, which is chiefly an effect of the large demand followed by lower required yields.

Property costs

Property costs amounted to SEKm 700 (637) corresponding to SEK 259 per sq.m. (247). The increase in costs per square metre was 5% and is chiefly explained by higher costs for heating. Distribution among costs and types of properties are shown in the following table.

PROPERTY COSTS

SEK/sq.m.	Office/ Retail	Warehouse/ Industrial	Total
Operating expenses	187	101	145
Maintenance etc.	48	26	37
Ground rent	9	5	7
Real estate tax	44	9	28
Direct property costs	288	141	217
Leasing and property management (indirect)	–	–	42
Total	**288**	**141**	**259**
Previous year	*273*	*135*	*247*
Compared with previous year	*+5.5%*	*+4.4%*	*+5.2%*

Central administrative expenses

Central administrative expenses were SEKm 67 (68). This includes costs for a profit and share price related incentive plan for senior management of SEKm 9 (12).

Net financial items

Net financial items were SEKm –364 (–382). The average interest rate level during the period was 3.7% (4.3%).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would effect net financial items by SEKm 63 during the following year, equivalent to 7% of income from property management.

Change in value

During the year 12 properties (25) were sold for a total of SEKm 460 (468), which gave SEKm 83 (71) in realized results. The majority of the sales are residential properties being sold to tenant owners' associations.

Based on annual business plans an internal valuation of all properties using a 10 year cash flow-based model with an individual assessment for each property of both its future earnings capacity and the required yield is carried out at the year-end. The required yield, after deducting an assumed growth equal to the inflation, lies in the interval 5.4-8.0% for office/retail and 6.6-9.7% for warehouse/industrial properties. Projects under way have been valued according to the same principles, but with dedution of remaining investments. Building permissions and land have been valued at an estimated market value per square metre. Possible premiums paid on portfolios have not been taken into account.

During 2006, the prices on real estate have continued to increase. This is to the largest part an effect of further reductions in the required market yields and to a lesser part due to improvements in net operating income from the properties. The assumption is that the market yield has been reduced by 0.4 %-units since the year end. The valuations show a fair value of SEKm 24,238, giving an unrealized increase in value of SEKm 1,062, equivalent to approx. 5%. The increase in value for Castellum was relatively similar considering both geography as well as category.

In order to ensure the valuation, over 100 properties, representing 51% in terms of value, have been valued externally by NAI Svefa. The properties were selected on the basis of the largest properties in terms of value, but also to reflect the composition of the real estate portfolio in terms of type and geographical location of the properties. Svefa's valuation of the selected properties amounted to SEKm 12,499, within an uncertainty range of +/– 5-10% on property level, depending on the property's type and location. Castellum's valuation of the same properties amounted to SEKm 12,314, which is 1.5% lower than Svefa.

Castellum uses financial instruments such as intersest rate swaps in order to achieve the desired interest rate maturity structure. As the agreed interest rate deviates from the market interest rate from time to time there is a theoretical surplus or subvalue on the financial instruments, which is reported in the income statement.

The subvalue has during the year been reduced by SEKm 178 (–40), mainly as an effect of increased market interest rates and amounted to SEKm 55 at the end of the period.

Tax

The nominal tax rate for companies in Sweden is 28%. However, the current tax paid can be significantly lower due to the possibility to defer the taxation by depreciations for tax purposes and investments deductible for tax purposes and to use tax loss carry forwards. This increses the non cash flow effecting deferred tax cost with the same amount as the current tax paid is reduced.

The total tax cost shown in Castellum's income statement is however less than 28%. This depends on that some properties have been sold as non taxable sales of companies and on tax decuctable write-downs on shares in subsidiaries.

Remaining tax loss carry forwards can be calculated to SEKm 337, while the properties fair value excees their fiscal value by SEKm 10,061. As deferred tax liability 28% of the difference is reported, SEKm 2,723.


Idétorget 1, Linköping

TAX CALCULATION

SEKm	Basis current tax	Basis deferred tax
Income from property management	883	–
Taxable gain on properties sold	46	– 148
Non taxable changes in value on properties	–	– 1 062
Taxable changes in value on derivatives	178	–
Deductions for tax purposes		
depreciation	– 434	434
investments	– 274	274
Other tax allowances	– 2	4
Taxable income from operations	397	1 626
Tax loss carry forwards, opening balance	– 581	581
Deductions for tax purposes		
write-downs on shares	– 114	–
other	– 2	– 6
Tax loss carry forwards, closing balance	337	– 337
Taxable income	**37**	**1 864**
Of which 28% current/deferred tax	– 10	– 522

Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This year-end report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

Organisation

Castellum's strategy is to manage the properties through a decentralised and small-scale organisation with wholly owned subsidiaries and strong presence on the local markets. By having local roots the subsidiaries have close relations with the customers and knowledge of their operations and needs. The companies also receive good knowledge of the local real estate and rental markets, their changes and business opportunities.

Subsidiaries

Castellum has six wholly owned subsidiaries which each have about 30 employees. Each company has a Managing Director, property manager and local facility manager which give a short decision making process and creates a customer oriented and active organisation. Castellum's subsidiaries operate under their own names which strengthen the local identity.

Property management is mainly carried out by own personnel

Purchasing external services

In cases where external services are purchased, high demands are placed on companies used in terms of quality, customer contact, service and environmental awareness. The company possesses decentralised purchasing expertise for negotiations of new construction, extension or refurbishment work. The group does not have its own organization for undertaking contracts.

Measuring, comparing and managing

Castellum measures and compares the subsidiaries' management efficiency and asset value growth in the real estate portfolio. Within the group experiences are shared between the companies and specialist expertise can therefore be made available to the whole organisation.

Castellum's operations are controlled by rules for decision making and work allocation, policies and instructions. Policies are in place for finance and financial work, information, information safety, environment, insurance, electricity and personnel which includes policies for equal opportunities and work environment.

Castellum AB

The parent company is responsible for matters concerning the stock market (such as consolidated reports and stock market information) and the credit market (such as funding and financial risk management) as well as overall IT/IS strategies and personnel matters. The parent company has 13 employees.

The parent company takes part in decisions on major investments, acquisitions and sales of assets by involvement in the Board of the subsidiaries.

Support systems

The application of support systems such as IT/IS within the group shall enable a safe and effective reporting and monitoring of operations.

The technical platform is made up of local networks integrated into a group wide network and is made up of standard products which provide high security and lower maintenance costs in the long term.



Uppsala
Västerås
Örebro
Stockholm
Linköping
Gothenburg
Mölndal
Borås
Jönköping
Värnamo
Växjö
Helsingborg
Malmö
Lund

CASTELLUM

Eklandia Fastighets AB	Harry Sjögren AB	BRIGGEN	BROSTADEN	ASPHOLMEN FASTIGHETER AB	Corallen
Central, eastern and northern Gothenburg	Southern Gothenburg, Mölndal and Borås	Malmö, Lund and Helsingborg	Stockholm's inner suburbs	Örebro, Uppsala and Västerås	Värnamo, Jönköping, Växjö and Linköping


COLLEGIUM
Idémannen 2 "Collegium", Linköping

Real Estate Portfolio

The real estate portfolio which consists entirely of Swedish properties is concentrated to Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated workingareas with good communications and services. Following the sale of the property Munken in Helsingborg in December, there are no purely residential properties left in the portfolio.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2006	21 270	494
+ Acquisitions	1 292	33
+ Investments in existing properties	991	–
– Sales	– 377	– 12
+ Unrealized change in value	1 062	–
Real estate portfolio on 31 December, 2006	24 238	515

Investments

During the year investments totalling SEKm 2,283 (1,357) were made, of which SEKm 1,292 (760) were acquisitions and SEKm 991 (597) investments in existing properties. Of the total investments, SEKm 913 related to Greater Gothenburg, SEKm 663 to Greater Stockholm, SEKm 390 to Mälardalen, SEKm 182 to the Öresund Region and SEKm 135 to Eastern Götaland.

INVESTMENTS


Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
Investments in existing properties
Acquisitions
1,000
900
800
700
600
500
400
300
200
100
0
2 500
2 250
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006

Castellum has, in the beginning of January 2007, acquired four properties in Linköping for SEKm 373. The properties are located in Mjärdevi Science Park and comprises 35,000 sq.m. lettable area, of which approx. 26,000 sq.m. are office premises. Besides the existing lettable area there are approx. an additional 6,000 sq.m. in unutilized building permissions. The vacancy rate is just over 35%.

Linköping will make up a new market area for the subsidiary Corallen.

CASTELLUM'S REAL ESTATE PORTFOLIO 31-12-2006

	31-12-2006				January-December 2006						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	70	364	4 491	*12 336*	413	*1 134*	90.6%	374	100	*275*	274
Öresund Region	47	307	4 537	*14 795*	375	*1 222*	89.3%	335	89	*289*	246
Greater Stockholm	43	300	3 286	*10 951*	366	*1 219*	79.0%	289	103	*345*	186
Mälardalen	49	237	1 889	*7 971*	212	*895*	89.4%	189	57	*241*	132
Eastern Götaland	40	211	1 668	*7 887*	183	*868*	92.4%	170	60	*283*	110
Total office/retail	**249**	**1 419**	**15 871**	***11 183***	**1 549**	***1 091***	**87.6%**	**1 357**	**409**	***288***	**948**
Warehouse/industrial											
Greater Gothenburg	90	545	3 339	*6 122*	345	*633*	88.0%	304	68	*125*	236
Öresund Region	39	280	1 633	*5 834*	172	*614*	81.4%	140	38	*135*	102
Greater Stockholm	33	201	1 231	*6 141*	154	*767*	87.0%	134	43	*215*	91
Mälardalen	38	154	709	*4 601*	92	*598*	85.9%	79	24	*156*	55
Eastern Götaland	31	164	609	*3 720*	75	*457*	86.0%	64	17	*102*	47
Total warehouse/industrial	**231**	**1 344**	**7 521**	***5 597***	**838**	***624***	**86.0%**	**721**	**190**	***141***	**531**
Total	**480**	**2 763**	**23 392**	***8 466***	**2 387**	***864***	**87.1%**	**2 078**	**599**	***217***	**1 479**
Leasing and property administration									115	*42*	– 115
Total after leasing and property administration									**714**	***259***	**1 364**
Development projects	7	24	469	–	13	–	–	5	4	–	1
Undeveloped land	28	–	377	–	–	–	–	–	–	–	–
Total	**515**	**2 787**	**24 238**	**–**	**2 400**	**–**	**–**	**2 083**	**718**	**–**	**1 365**

The table above relates to the properties owned by Castellum at the end of the year and reflects the income and costs of the properties as if they had been owned during the whole year. The discrepancy between the net operating income of SEKm 1,365 accounted for above and the net operating income of SEKm 1,314 in the income statement is explained by the deduction of the net operating income of SEKm 15 on properties sold during the year, as well as the adjustment of the net operating income of SEKm 66 on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

FAIR VALUE BY PROPERTY TYPE


Office/Retail 65%
Warehouse/ Industrial 31%
Projects and Undeveloped land 4%

FAIR VALUE BY REGION


Greater Gothenburg 33%
Greater Stockholm 20%
Mälardalen 12%
Öresund Region 26%
Eastern Götaland 9%

PROPERTY RELATED KEY RATIOS

	2006 Jan-Dec	2005 Jan-Dec
Rental value, SEK/sq.m.	864	851
Economic occupancy rate	87.1%	88.1%
Property costs, SEK/sq.m.	259	247
Net operating income, SEK/sq.m.	494	502
Fair value, SEK/sq.m.	8 466	7 930
Number of properties	515	494
Lettable area, thousand sq.m.	2 787	2 651

SEGMENT INFORMATION

	Rental income		Net operating income incl. properties' change in value	
	2006 Jan-Dec	2005 Jan-Dec	2006 Jan-Dec	2005 Jan-Dec
Greater Gothenburg	650	612	823	781
Öresund Region	487	478	670	634
Greater Stockholm	387	359	458	374
Mälardalen	263	239	290	234
Eastern Götaland	227	219	218	179
Total	**2 014**	**1 907**	**2 459**	**2 202**


Idetorget 1, Linköping

Financing

FINANCING 31-12-2006


Shareholders' equity
10 184 SEKm (42%)
Deferred tax liabilities
2 723 SEKm (11%)
Derivatives
55 SEKm (0%)
Interest bearing liabilities
10 837 SEKm (44%)
Non interest bearing liabilities
647 SEKm (3%)

Shareholders' equity

Shareholders' equity was SEKm 10,184 (8,940), representing an equity/assets ratio of 42% (42%).

In order to regulate the company's capital structure the company can repurchase 9.2 million own shares in addition to the eight million shares which were repurchased earlier.

Interest-bearing liabilities

During the year, Castellum has signed new short and long term credit agreements totalling SEKm 1,450 and issued long term bonds for SEKm 350.

As of 31 December, 2006 Castellum had long term binding credit agreements totalling SEKm 11,050 (10,956), long term bonds totalling SEKm 350 (0), short term binding credit agreements totalling SEKm 1,776 (422) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,975 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 8 (5), net interest-bearing liabilities were SEKm 10,829 (9,391). The average duration of Castellum's long term credit agreements as of 31 December, 2006 was 5.8 years (6.1).

The average effective interest rate as of 31 December, 2006 was 4.0% (3.5%). The average fixed interest term on the same date was 2.3 years (2.7) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 12 months was 60% (57%). According to the Financial Policy, the average fixed interest term will be 0.5-3 years and the share of interest rate maturity during the next 6 months will be no more than 50%. At the year-end the share of interest rate maturity during the next 6 months was 48%.

INTEREST RATE AND LOAN MATURITY STRUCTURE 31-12-2006

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0-1 year	6 479	3.7%	4 751	3 179
1-2 years	800	4.0%	–	–
2-3 years	650	4.6%	1 150	450
3-4 years	150	4.9%	1 050	500
4-5 years	350	4.7%	1 700	1 500
5-10 years	2 400	4.5%	7 500	5 200
Total	**10 829**	**4.0%**	**16 151**	**10 829**

Net Asset Value

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to the value range of +/– 5% used in property valuations which shall reflect the uncertainty that exists in the assumptions and calculations made. Further, the effective tax is expected to be lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted.

In all this gives, with the assumption of a value range of +/– 5% on property level and with the assumption of a calculated effective tax rate of 10%, a net asset value and an uncertainty range according to the table below.

NET ASSET VALUE

SEKm		(uncertainty range)
Equity according to the balance sheet	10 184	
Reversed 28% deferred tax	2 723	
Net asset value excluding tax	12 907	(+/– 9%)
SEK/share	*79*	*(86 – 71)*
Calculated 10% deferred tax	– 972	
Net asset value after 10% tax	11 935	(+/– 9%)
SEK/share	*73*	*(79 – 66)*

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm 671 (444), of which SEKm 563 (481) was group contributions and anticipated dividend from subsidiaries and SEKm 178 (–40) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 10 (9).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries, reported to acquisition value, amounted to SEKm 4,087 (3,727) and interest-bearing internal financing of the subsidiaries was SEKm 10,830 (9,925). Financing has chiefly been provided through shareholders' equity of SEKm 4,273 (4,026), of which SEKm 4,167 (3,920) is non-restricted equity, and external long-term liabilities of SEKm 10,531 (9,387).

Proposed dividend

The Board intends to propose the Annual General Meeting a dividend of SEK 2.85 (2.62) per share, which is an increase of 9% compared to previous year. The dividend ratio is 73% (73%) of income from property management after deduction of 28% tax. As record day for dividend March 27, 2007 is proposed.

The Board will also propose the Annual General Meeting to decide on a renewed mandate for repurchase of the company's own shares.

Election Committee proposals

The Election Committee proposes re-election of Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Frejdin-Hellqvist, Christer Jacobson and Göran Lindén and new-election of Mats Wäppling and Per Berggren to the Board of Directors. Jan Kvarnström is proposed as Chairman of the Board of Directors. The present boardmembers Mats Israelsson and Stig-Arne Larsson have declined re-election.

Remuneration to the Board of Directors is proposed to remain unchanged compared to previous year, SEK 1,600,000, of which SEK 400,000 to the Chairman and SEK 200,000 to each one of the other Directors.

Election of auditors will take place at the AGM 2007. The Election Committee proposes re-election of Ingemar Rindstig and Conny Lysér, deputy auditor. Carl Lindgren is proposed as new auditor. The auditors proposed for re- and new election are all authorised public accountants. Caj Nackstad who has been the company's auditor since 1994 has declined re-election.

A new election committee is proposed to be appointed for the AGM in 2008. The election committee will be established, in a similar way as before, by the Chairman contacting the three major shareholders at the end of the third quarter 2007. The election committee shall appoint a chairman among its members.

Gothenburg January 24, 2007

Håkan Hellström
Chief Executive Officer

This Year-end Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2006 Oct-Dec	2005 Oct-Dec	2006 Jan-Dec	2005 Jan-Dec
Rental income	526	485	2 014	1 907
Operating expenses	– 101	– 99	– 393	– 353
Maintenance	– 27	– 24	– 100	– 93
Ground rent	– 5	– 4	– 18	– 16
Real estate tax	– 16	– 16	– 74	– 69
Leasing and property administration	– 36	– 29	– 115	– 106
Net operating income	**341**	**313**	**1 314**	**1 270**
Central administrative expenses	– 19	– 20	– 67	– 68
Net financial items	– 101	– 83	– 364	– 382
Income from property management	**221**	**210**	**883**	**820**
Changes in value				
Properties, realized	44	0	83	71
Properties, unrealized	745	389	1 062	861
Derivatives, realized	–	5	–	14
Derivatives, unrealized	59	80	178	– 54
Income before tax	**1 069**	**684**	**2 206**	**1 712**
Current tax	– 5	– 4	– 10	– 1
Deferred tax	– 226	– 129	– 522	– 417
Net income for the period/year	**838**	**551**	**1 674**	**1 294**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

DATA PER SHARE

	2006 Oct-Dec	2005 Oct-Dec	2006 Jan-Dec	2005 Jan-Dec
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*
Earnings after tax, SEK	5.11	3.36	10.21	7.89
Income from property management, SEK	1.35	1.28	5.38	5.00
Outstanding number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*
Fair value of properties, SEK	148	130	148	130
Shareholders' equity, SEK	62	55	62	55

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution. All share related key ratios have been recalculated based on the share split 4:1 carried out in April 2006.

FINANCIAL KEY RATIOS

	2006 Oct-Dec	2005 Oct-Dec	2006 Jan-Dec	2005 Jan-Dec
Net operating income margin	65%	65%	65%	67%
Interest coverage ratio	319%	353%	343%	315%
Return on equity	13.5%	11.6%	17.5%	15.2%
Return on total capital	8.7%	7.4%	10.4%	10.4%
Investments, SEKm	738	446	2 283	1 357
Sales, SEKm	281	0	460	468
Equity/assets ratio	42%	42%	42%	42%
Borrowing ratio	45%	45%	45%	45%

BALANCE SHEET

SEKm	31 Dec 2006	31 Dec 2005
Assets		
Investments properties	24 238	21 270
Other fixed assets	13	14
Current receivables	187	89
Cash and bank	8	5
Total assets	**24 446**	**21 378**
Shareholders' equity and liabilities		
Shareholders' equity	10 184	8 940
Deferred tax liability	2 723	2 126
Longterm interest-bearing liabilities	10 837	9 396
Derivatives	55	233
Non-interest-bearing liabilities	647	683
Total shareholders' equity and liabilities	**24 446**	**21 378**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend, March 2005	–	–	–	– 389	– 389
Net income January-December 2005	–	–	–	1 294	1 294
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend, March 2006	–	–	–	– 430	– 430
Share split 4:1, April 2006	*123 000*	–	–	–	–
Net income January-December 2006	–	–	–	1 674	1 674
Shareholders' equity 31-12-2006	*164 000*	**86**	**20**	**10 078**	**10 184**

CASH FLOW STATEMENT

SEKm	Jan-Dec 2006	Jan-Dec 2005
Net operating income	1 314	1 270
Central administrative expenses	– 67	– 68
Reversed depreciations	5	5
Net financial items paid	– 365	– 446
Tax paid on income from property management	–	– 1
Cash flow from operating activity before change in working capital	**887**	**760**
Change in current receivables	– 88	– 32
Change in current liabilities	29	42
Cash flow from operating activities	**828**	**770**
Investments in existing properties	– 991	– 597
Property aquisitions	– 1 213	– 710
Change in liabilities at acquisitions of property	– 74	74
Property sales	457	468
Change in receivables at sales of property	– 10	30
Other net investment	– 5	– 12
Cash flow from investment activities	**– 1 836**	**– 747**
Change in longterm liabilities	1 441	562
Closing derivatives	–	– 198
Dividend paid	– 430	– 389
Cash flow from financing activities	**1 011**	**– 25**
Cash flow for the year	**3**	**– 2**
Cash and bank, opening balance	5	7
Cash and bank, closing balance	**8**	**5**

The Castellum Share

The Castellum share is listed on OMX – The Nordic List Large cap. At the end of the year the company had about 7,700 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS ON 31-12-2006

Shareholder	Number of shares thousand	Percentage of voting rights and capital
László Szombatfalvy	11 000	6.7%
AFA Sjukförsäkrings AB	7 325	4.5%
AMF Pensionsförsäkrings AB	3 443	2.1%
Kåpan Pensioner Försäkringsförening	2 794	1.7%
Tredje AP-fonden	2 345	1.4%
Realinvest, Roburs Aktiefond	2 119	1.3%
AFA TFA Försäkrings AB	2 068	1.3%
Societe Generale Dep Des Services	1 602	1.0%
Bengt Norman	1 300	0.8%
Länsförsäkringar Fastighetsfond	1 182	0.7%
Other shareholders registered in Sweden	42 420	25.8%
Shareholders registered abroad	86 402	52.7%
Total outstanding shares	164 000	100.0%
Repurchased shares	8 007	
Total registered shares	172 007	

There is no potential common stock (eg. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-12-2006



Sweden 47%
Of which
Funds, insurance comp etc 21%
Private persons, private comp 22%
Trusts, associations etc 2%
AP-funds 2%
USA 20%
Great Britain 9%
Luxembourg 6%
The Netherlands 5%
Other 13%

The Castellum share price as at 31 December, 2006 was SEK 91.25 equivalent to a market capitalization of SEK 15.0 billion, calculated on the number of outstanding shares.

During the year a total of 107.7 million shares were traded, equivalent to an average of 429,000 shares per day, corresponding on an annual basis to a turnover rate of 66%.

During the last 12-month period the total yield of the Castellum share has been 31.3%, including dividend of SEK 2.62. Since IPO on 23 May, 1997 the total yield of the Castellum share has been on average 24.8% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	2006	On average per year May 1997-Dec 2006
The Castellum Share	31.3%	24.8%
OMX Stockholm (SIX Return)	28.1%	11.1%
Real Estate Index Sweden (EPRA)	35.8%	21.2%
Real Estate Index Europe (EPRA)	49.4%	17.5%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO 23 MAY, 1997 UNTIL 19 JANUARY, 2007



Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Castellum share price
Castellum share price incl. dividend
OMX Stockholm (SIX Return incl. dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Real Estate Index Europe (EPRA incl. dividend)
Turnover per month

MULTI YEAR SUMMARY

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Income Statement, SEKm										
Rental income	2 014	1 907	1 856	1 758	1 684	1 571	1 435	1 256	1 200	1 131
Property costs	–700	–637	–628	–595	–560	–549	–518	–499	–518	–534
Net operating income	1 314	1 270	1 228	1 163	1 124	1 022	917	757	682	597
Central administrative expenses	–67	–68	–69	–67	–63	–67	–62	–56	–58	–53
Net financial items	–364	–382	–418	–428	–442	–414	–360	–271	–271	–234
Income from property management	**883**	**820**	**741**	**668**	**619**	**541**	**495**	**430**	**353**	**310**
Changes in value										
Properties	1 145	932	660	–43	251	686	668	109*	89*	64*
Derivatives	178	–40	–146	–13	–168	42	–114	–*	–*	–*
Depreciation, items affecting comparability etc	–	–	–	–	–	–	–12	–84*	–78*	–83*
Current tax	–10	–1	–5	–1	–2	–	–1	–	–1	–
Deferred tax	–522	–417	–334	–171	–44	–338	–276	–127*	–101*	–81*
Net income for the year	**1 674**	**1 294**	**916**	**440**	**656**	**931**	**760**	**328***	**262***	**210***
Balance Sheet, SEKm										
Investments properties	24 238	21 270	19 449	18 015	17 348	16 551	14 759	13 337	8 695*	8 586*
Other fixed assets	200	103	94	167	172	394	118	184	767	710
Cash and bank	8	5	7	33	20	20	11	96	100	116
Total assets	**24 446**	**21 378**	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**	**13 617**	**9 562**	**9 412**
Shareholders' equity	10 184	8 940	8 035	7 467	7 334	6 946	6 240	6 604	4 263*	4 182*
Interest-bearing liabilities	10 837	9 396	8 834	8 598	8 264	8 254	7 245	5 670	4 765	4 795
Deferred tax liability	2 723	2 126	1 659	1 294	1 124	1 081	743	468	–*	–*
Derivatives	55	233	391	245	232	64	106	–	–*	–*
Non-interest-bearing liabilities	647	683	631	611	586	620	554	875	534	435
Total shareholders' equity and liabilities	**24 446**	**21 378**	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**	**13 617**	**9 562**	**9 412**
Financial key ratios										
Net operating income margin	65%	67%	66%	66%	67%	65%	64%	60%	57%	53%
Average interest rate	3.7%	4.3%	4.9%	5.4%	5.7%	5.8%	5.9%	5.8%	6.3%	6.2%
Interest coverage ratio	343%	315%	277%	256%	240%	231%	238%	259%	230%	232%
Return on equity	17.5%	15.2%	11.8%	5.9%	9.2%	14.1%	11.8%	7.6%*	6.2%*	5.1%*
Return on total capital	10.4%	10.4%	9.6%	5.9%	7.6%	10.3%	10.6%	7.1%*	6.7%*	5.7%*
Investments in properties, SEKm	2 283	1 357	1 268	1 108	1 050	1 741	1 352	1 993	712	867
Sales, SEKm	460	468	494	397	503	635	598	425	571	389
Equity/assets ratio	42%	42%	41%	41%	42%	41%	42%	48%	45%*	44%*
Borrowing ratio	45%	45%	45%	48%	48%	50%	49%	43%	55%*	56%*
Data per share *(since there are no potential common stock, there is no effect of dilution)*										
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*186 512*	*200 000*	*200 000*	*200 000*
Earnings after tax, SEK	10.21	7.89	5.59	2.68	4.00	5.68	4.07	1.64*	1.31*	1.05*
Income from property management, SEK	5.38	5.00	4.52	4.07	3.77	3.30	2.65	2.15	1.76	1.55
Number of outstanding shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*200 000*	*200 000*	*200 000*
Dividend, SEK (2006 proposed)	2.85	2.62	2.38	2.13	1.88	1.63	1.38	1.12	0.87	0.69
Dividend ratio	73%	73%	73%	72%	69%	68%	72%	73%	69%	62%
Fair value of properties, SEK	148	130	119	110	106	101	90	67	43*	43*
Shareholders' equity, SEK	62	55	49	46	45	42	38	33	21*	21*

* In the multi year summary above retroactive adjustments have been made for new accounting principles (IFRS) except for 1997-1998 where property valuations have not been previously disclosed.

CALENDAR

The Annual Report for 2006 will be kept on view in Castellum's head office and on Castellum's website from February 7th, 2006. The printed Annual Report will be distributed by post to the shareholders in the end of February 2007.

The English version of the Annual Report will be kept on view in Castellum's head office and on Castellum's website from the beginning of March 2007.

For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00 or visit Castellum's website.

Annual General Meeting 22 March, 2007 at 5 pm
(The Stenhammar Room, the Gothenburg Concert Hall, Götaplatsen in Gothenburg. Entrance will be open from 4 pm.)

Interim Report January-March 2007	18 April, 2007
Half-year Report January-June 2007	18 July, 2007
Interim Report January-September 2007	17 October, 2007
Year-end Report 2007	23 January, 2008
Annual General Meeting	27 March, 2008

The coverpicture and the picture on page 3 show the property Sannegården 28:14 in Gothenburg, which was aquired late in December. The pictures on pages 6, 8 and 10 show two of the properties acquired in Linköping in the beginning of 2007.

www.castellum.se
On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1, Box 3158, SE-200 22 Malmö
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14, Box 5013, SE-121 05 Johanneshov
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3, Box 148, SE-331 21 Värnamo
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12, Box 8725, SE-402 75 Gothenburg
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Org nr 556475-5550

END